     As filed with the Securities and Exchange Commission on July 22, 1996



                                                       REGISTRATION NO. 333-6789

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------
                              THE DII GROUP, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                 3679                                84-1224426
  (State or other jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
  incorporation or organization)           Classification Code Number)                Identification No.)

                       6273 MONARCH PARK PLACE, SUITE 200
                             NIWOT, COLORADO 80503
                                 (303) 652-2221
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              CARL R. VERTUCA, JR.
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              THE DII GROUP, INC.
                       6273 MONARCH PARK PLACE, SUITE 200
                             NIWOT, COLORADO 80503
                                 (303) 652-2221
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                      ------------------------------------
                                   Copies to:

                 JEFFREY N. OSTRAGER                                         GERALD A. EPPNER
         CURTIS, MALLET-PREVOST, COLT & MOSLE                               BATTLE FOWLER LLP
                   101 PARK AVENUE                                         75 EAST 55TH STREET
            NEW YORK, NEW YORK 10178-0061                                NEW YORK, NEW YORK 10022
                    (212) 696-6000                                            (212) 856-7000

                      ------------------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
   As soon as practicable after the Registration Statement becomes effective and certain other conditions under the Merger Agreement are met or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE


- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM     PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED(1)       REGISTERED(2)          PER SHARE         OFFERING PRICE      REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------------
  Common Stock, $.01 par
  value(3).....................   3,689,356 Shares(4)          (5)            $87,439,517(5)        $30,152(5)(6)
- ---------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------


(1) This Registration Statement relates to securities of the Registrant issuable to holders of Common Stock of Orbit Semiconductor, Inc., a Delaware corporation ("Orbit"), in the proposed merger of Orbit with a wholly-owned subsidiary of the Registrant.


(2) Represents the maximum number of shares of the Common Stock of the Registrant which may be issued to stockholders of Orbit pursuant to the Merger described herein, including 253,132 shares which will be exchanged for 562,515 shares of Orbit Common Stock to be issued to holders of shares of O.S. Orbit Semiconductor Ltd. prior to the effective time of the Merger.



(3) Including associated Series A Junior Participating Preferred Stock Purchase Rights attached thereto.



(4) The number of shares of Common Stock being registered by the Registrant has been increased by 69,531 shares to reflect additional shares of Orbit Common Stock issued and expected to be issued upon the exercise of options and pursuant to Orbit's Employee Stock Purchase Plan.



(5) Pursuant to Rule 457(f), the registration fee was computed on the basis of the market value of the Orbit Common Stock to be exchanged in the Merger, computed in accordance with Rule 457(c), on the basis of the average of the high and low prices of Orbit Common Stock on the Nasdaq National Market on June 20, 1996 (with respect to 3,619,825 shares subject to the initial filing of this Registration Statement on June 25, 1996) and on July 16, 1996 (with respect to 69,531 shares subject to this filing).



(6) $29,653 of the registration fee was paid by the Registrant on June 25, 1996.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
      SHOWING THE LOCATION IN THE JOINT PROXY STATEMENT/PROSPECTUS OF THE
                   INFORMATION REQUIRED BY PART I OF FORM S-4

                                                            LOCATION IN JOINT PROXY
          S-4 ITEM NUMBER AND CAPTION                        STATEMENT/PROSPECTUS
- ------------------------------------------------  -------------------------------------------
  A. INFORMATION ABOUT THE TRANSACTION
  1. Forepart of Registration Statement and
       Outside Front Cover Page of Prospectus...  Outside Front Cover Page of Joint Proxy
                                                    Statement/Prospectus
  2. Inside Front and Outside Back Cover Pages
       of Prospectus............................  Available Information; Incorporation of
                                                  Certain Documents by Reference; Table of
                                                    Contents
  3. Risk Factors, Ratio of Earnings to Fixed
       Charges and Other Information............  Summary; Risk Factors; Pro Forma Combined
                                                    Condensed Consolidated Financial
                                                    Information (Unaudited)
  4. Terms of the Transaction...................  Summary; The Merger; The Merger Agreement
                                                    and Related Agreements; Comparison of
                                                    Stockholders' Rights
  5. Pro Forma Financial Information............  Pro Forma Combined Condensed Consolidated
                                                    Financial Information (Unaudited)
  6. Material Contracts with the Company Being
       Acquired.................................  Summary; The Merger; The Merger Agreement
                                                    and Related Agreements
  7. Additional Information Required for
       Reoffering by Persons and Parties Deemed
       to be Underwriters.......................  *
  8. Interests of Named Experts and Counsel.....  *
  9. Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities..............................  *

                                                            LOCATION IN JOINT PROXY
          S-4 ITEM NUMBER AND CAPTION                        STATEMENT/PROSPECTUS
- ------------------------------------------------  -------------------------------------------
  B. INFORMATION ABOUT THE REGISTRANT
 10. Information with Respect to S-3
       Registrants..............................  Available Information; Incorporation of
                                                  Certain Documents by Reference; Summary;
                                                    The Merger; The Merger Agreement and
                                                    Related Agreements; Information
                                                    Concerning The DII Group; Pro Forma
                                                    Combined Condensed Consolidated Financial
                                                    Information (Unaudited)
 11. Incorporation of Certain Information by
       Reference................................  Incorporation of Certain Documents by
                                                  Reference
 12. Information with Respect to S-2 or S-3
       Registrants..............................  *
 13. Incorporation of Certain Information by
       Reference................................  *
 14. Information with Respect to Registrants
       Other Than S-3 or S-2 Registrants........  *
  C. INFORMATION ABOUT THE COMPANY BEING
       ACQUIRED
 15. Information with Respect to S-3
       Companies................................  *
 16. Information with Respect to S-2 or S-3
       Companies................................  *
 17. Information with Respect to Companies Other
       Than S-3 or S-2 Companies................  Summary; Information Concerning Orbit;
                                                  Other Information Concerning Orbit; Pro
                                                    Forma Combined Condensed Consolidated
                                                    Financial Information (Unaudited);
                                                    Experts; Consolidated Financial
                                                    Statements of Orbit
  D. VOTING AND MANAGEMENT INFORMATION
 18. Information if Proxies, Consents or
       Authorizations are to be Solicited.......  Outside Front Cover Page of Joint Proxy
                                                    Statement/Prospectus; Incorporation of
                                                    Certain Documents by Reference; Summary;
                                                    The Meetings; The Merger; The Merger
                                                    Agreement and Related Agreements;
                                                    Information Concerning Orbit; Other
                                                    Information Concerning Orbit;
                                                    Compensation of Directors and Executive
                                                    Officers of The DII Group; Stockholder
                                                    Proposals
 19. Information if Proxies, Consents or
       Authorizations are not to be Solicited or
       in an Exchange Offer.....................  *


- ---------------

*Omitted because inapplicable or answer is negative.

                                    [LOGO]


                                                                   July 22, 1996



Dear Stockholder:



     A Special Meeting of Stockholders (the "Special Meeting") of The DII Group, Inc. (the "DII Group") will be held at the executive offices of the DII Group, located at 6273 Monarch Park Place, Suite 200, Niwot, Colorado, on August 22, 1996, at 11:00 a.m., local time.



     At the Special Meeting, you will be asked to consider and vote upon:



          (i) a proposal to approve and adopt an Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement"), among the DII Group, DII Merger Corp., a wholly-owned subsidiary of the DII Group ("Merger Sub"), and Orbit Semiconductor, Inc. ("Orbit"), pursuant to which Merger Sub will merge with and into Orbit, each outstanding share of Orbit Common Stock will be converted into 0.45 of a share of DII Group Common Stock (the "Exchange Ratio"), and Orbit will become a wholly-owned subsidiary of the DII Group (the "Merger");



          (ii) a proposal to approve an amendment to the DII Group's 1994 Stock Incentive Plan (the "Stock Incentive Plan") to increase the number of shares of DII Group Common Stock issuable thereunder from 925,000 to 2,000,000; and



          (iii) a proposal to approve an amendment to the DII Group's 1994 Employee Stock Purchase Plan (the "Stock Purchase Plan") to increase the number of shares of DII Group Common Stock issuable thereunder from 200,000 to 500,000.



     The accompanying Joint Proxy Statement/Prospectus provides a detailed description of the Merger Agreement, certain business and financial information concerning the DII Group and Orbit, and other important information, which you are urged to read carefully. A copy of the Merger Agreement is attached to the Joint Proxy Statement/Prospectus as Annex A.



     THE DII GROUP BOARD OF DIRECTORS HAS CAREFULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE DII GROUP AND ITS STOCKHOLDERS. THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.



     The DII Group's strategy is to enhance its position as a leading provider of value-added engineering and manufacturing solutions to the worldwide electronics industry. To this end, the DII Group has successfully completed several acquisitions to expand the breadth and depth of its services, focusing on providing integrated and complex outsourcing technology solutions with time-to-market advantages.



     The acquisition of Orbit is consistent with the DII Group's acquisition strategy. Orbit is an independent manufacturer and world marketer of quick-turn application specific integrated circuits ("ASICs"). Orbit's ENCORE! conversion program permits customers to obtain time-to-market advantages and lower per circuit

- --------------------------------------------------------------------------------


THE DII GROUP, INC.   6273 Monarch Park Place, Suite 200  Niwot, CO 80503  TEL:
303-652-2221  FAX: 303-652-0602
manufacturing costs. The DII Group believes that these capabilities will enable the DII Group to offer vertically integrated technology solutions that incorporate these benefits, thereby providing a lower cost, value-added manufacturing solution as compared to the DII Group's competitors.


     The DII Group also believes that there are substantial cross-marketing opportunities between the customers of the DII Group companies and Orbit. In particular, the DII Group companies will market Orbit's quick-turn ASIC conversion service to the DII Group companies' existing customer base. In addition, Orbit's design engineers will identify new potential customers for the DII Group, including its contract manufacturing and quick-turn complex printed circuit board companies.


     The DII Group retained Salomon Brothers Inc ("Salomon Brothers") to act as its financial advisor in connection with the Merger. Salomon Brothers has advised the DII Group Board of Directors that in its opinion, as of June 9, 1996, the Exchange Ratio is fair, from a financial point of view, to the DII Group. A copy of the opinion of Salomon Brothers is attached to the Joint Proxy Statement/Prospectus as Annex B.



     The Board of Directors also has unanimously approved and recommends that the stockholders vote FOR the proposals to amend the Stock Incentive Plan and the Stock Purchase Plan.



     All stockholders are cordially invited to attend the Special Meeting in person. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.


                                          Sincerely,

                                          /s/ RONALD R. BUDACZ
                                          -----------------------------
                                          Ronald R. Budacz
                                          Chairman and Chief Executive Officer

- --------------------------------------------------------------------------------

THE DII GROUP, INC.   6273 Monarch Park Place, Suite 200  Niwot, CO 80503  TEL:
303-652-2221  FAX: 303-652-0602

[LOGO]


                                                                   July 22, 1996


To Orbit Semiconductor Stockholders:


     You are cordially invited to attend a Special Meeting of the Stockholders of Orbit Semiconductor, Inc. ("Orbit") to be held on August 22, 1996, at 10:00 a.m., local time, at Orbit's executive offices, located at 169 Java Drive, Sunnyvale, California 94089.


     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement"), pursuant to which DII Merger Corp., a wholly-owned subsidiary of The DII Group, Inc. (the "DII Group"), will be merged with and into Orbit, with the result that Orbit will become a wholly-owned subsidiary of the DII Group. In the proposed merger, each outstanding share of common stock of Orbit will be converted into the right to receive 45/100ths (0.45) of a share of common stock of the DII Group (the "Exchange Ratio"), as more fully described in the accompanying Joint Proxy Statement/Prospectus.

     The accompanying Joint Proxy Statement/Prospectus describes in detail the proposed merger. Please review carefully the information in the attached Joint Proxy Statement/Prospectus.

     THE BOARD OF DIRECTORS OF ORBIT HAS CAREFULLY REVIEWED THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF ORBIT AND ITS STOCKHOLDERS. THE BOARD HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. In reaching this conclusion, the Board of Directors of Orbit considered a number of factors, including the opinion of Needham & Company, Inc. ("Needham"), Orbit's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Exchange Ratio was fair, from a financial point of view, to the stockholders of Orbit. The full text of the written opinion of Needham, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to the enclosed Joint Proxy Statement/Prospectus as Annex C and should be read carefully in its entirety.

     Whether or not you plan to attend the meeting in person and regardless of the number of shares you own, your vote is important. Accordingly, I encourage you to review carefully the enclosed materials and then please sign, date and mail the enclosed proxy promptly in the postage-paid envelope that has been provided to you for your convenience. If you wish to vote in accordance with the recommendations of the Board of Directors of Orbit, it is not necessary to specify your choices; you may merely sign, date and return the enclosed proxy. If you attend the meeting, you may revoke your proxy by voting in person. Your prompt cooperation is greatly appreciated.

     PLEASE DO NOT SEND IN YOUR SHARE CERTIFICATES AT THIS TIME. AFTER THE APPROVAL OF THE MERGER BY ORBIT STOCKHOLDERS, YOU WILL RECEIVE A TRANSMITTAL FORM AND INSTRUCTIONS FOR THE SURRENDER AND EXCHANGE OF YOUR SHARES.

                                          Sincerely,

                                          /s/ GARY P. KENNEDY
                                          ------------------------
                                          Gary P. Kennedy
                                          President and Chief Executive Officer


169 Java Drive


Sunnyvale, CA 94089



408/744-1800


FAX 408/747-1263


- ----------------------------

                                    [LOGO]


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS



                         TO BE HELD ON AUGUST 22, 1996


TO THE STOCKHOLDERS OF THE DII GROUP, INC.:


     NOTICE IS HEREBY GIVEN that a Special Meeting of the Stockholders of The DII Group, Inc., a Delaware corporation (the "DII Group"), will be held at the executive offices of the DII Group, located at 6273 Monarch Park Place, Suite 200, Niwot, Colorado, on August 22, 1996 at 11:00 a.m., local time (the "DII Group Meeting"), for the following purposes, as more fully described in the accompanying Joint Proxy Statement/Prospectus:


     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement"), among the DII Group, DII Merger Corp., a wholly-owned subsidiary of the DII Group ("Merger Sub"), and Orbit Semiconductor, Inc. ("Orbit"), and the transactions contemplated thereby, including the merger of Merger Sub with and into Orbit (the "Merger"). At the effective time of the Merger, each outstanding share of common stock, par value $.001 per share, of Orbit will be converted into the right to receive 45/100ths (0.45) of a share of common stock, par value $.01 per share, of the DII Group (the "Exchange Ratio"). In addition, as a result of the Merger, each outstanding option to purchase Orbit common stock will be assumed by the DII Group and converted into an option to acquire the number of shares of DII Group common stock equal to the product of the number of shares of Orbit common stock that were issuable upon exercise of such option multiplied by the Exchange Ratio, with an exercise price equal to the quotient determined by dividing the exercise price of such option by the Exchange Ratio. The Merger Agreement and the Merger are more completely described in the accompanying Joint Proxy Statement/Prospectus and in the Merger Agreement, a copy of which is attached as Annex A to the accompanying Joint Proxy Statement/Prospectus;

     2. To consider and vote upon a proposal to amend the DII Group's 1994 Stock Incentive Plan to increase the number of shares of DII Group common stock issuable thereunder from 925,000 to 2,000,000;

     3. To consider and vote upon a proposal to amend the DII Group's 1994 Employee Stock Purchase Plan to increase the number of shares of DII Group common stock issuable thereunder from 200,000 to 500,000; and

     4. To transact such other business as may properly come before the DII Group Meeting or any adjournments or postponements thereof.


     The Board of Directors has fixed the close of business on July 18, 1996 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the DII Group Meeting and any adjournments or postponements thereof.



                                          By order of the Board of Directors,


                                          /s/ CARL R. VERTUCA, JR.
                                          -------------------------------
                                          Carl R. Vertuca, Jr.
                                          Senior Vice President, Chief
                                          Financial Officer and Secretary

Niwot, Colorado

July 22, 1996


     IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THE DII GROUP MEETING. EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. THIS WILL NOT LIMIT YOUR RIGHT TO ATTEND OR VOTE AT THE MEETING.

                                    [LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                         TO BE HELD ON AUGUST 22, 1996


TO THE STOCKHOLDERS OF ORBIT SEMICONDUCTOR, INC.:


     NOTICE IS HEREBY GIVEN that a Special Meeting of the Stockholders of Orbit Semiconductor, Inc., a Delaware corporation ("Orbit"), will be held at Orbit's executive offices, located at 169 Java Drive, Sunnyvale, California 94089, on August 22, 1996 at 10:00 a.m., local time (the "Orbit Meeting"), for the following purposes, as more fully described in the accompanying Joint Proxy Statement/Prospectus:



     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement"), among The DII Group, Inc. (the "DII Group"), DII Merger Corp., a wholly-owned subsidiary of the DII Group ("Merger Sub"), and Orbit, and the transactions contemplated thereby, including the merger of Merger Sub with and into Orbit (the "Merger"). At the effective time of the Merger, each outstanding share of common stock, par value $.001 per share, of Orbit will be converted into the right to receive 45/100ths (0.45) of a share of common stock, par value $.01 per share, of the DII Group. The Merger Agreement and the Merger are more completely described in the accompanying Joint Proxy Statement/Prospectus and in the Merger Agreement, a copy of which is attached as Annex A to the accompanying Joint Proxy Statement/Prospectus; and



     2. To transact such other business as may properly come before the Orbit Meeting or at any adjournments or postponements thereof.



     The Board of Directors has fixed the close of business on July 18, 1996, as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the Orbit Meeting and any adjournments or postponements thereof.



                                          By order of the Board of Directors,


                                          /s/ JOSEPH K. WAI
                                          -----------------

                                          Joseph K. Wai

                                          Executive Vice President, Chief
                                          Financial Officer and Secretary

Sunnyvale, California

July 22, 1996


     IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THE ORBIT MEETING. EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. THIS WILL NOT LIMIT YOUR RIGHT TO ATTEND OR VOTE AT THE MEETING.

                              THE DII GROUP, INC.

                                      AND
                           ORBIT SEMICONDUCTOR, INC.

                             JOINT PROXY STATEMENT
                            ------------------------

                              THE DII GROUP, INC.
                                   PROSPECTUS


     This Joint Proxy Statement/Prospectus is being furnished to stockholders of The DII Group, Inc., a Delaware corporation (the "DII Group"), and to stockholders of Orbit Semiconductor, Inc., a Delaware corporation ("Orbit"), in connection with (i) the solicitation of proxies by the Board of Directors of the DII Group (the "DII Group Board") for use at a special meeting of stockholders of the DII Group (the "DII Group Meeting"), and (ii) the solicitation of proxies by the Board of Directors of Orbit (the "Orbit Board") for use at a special meeting of stockholders of Orbit (the "Orbit Meeting"); both such meetings are to be held on August 22, 1996 and together, including any adjournments or postponements of the meetings, they are referred to herein as the "Meetings." At the Meetings, stockholders of the DII Group and stockholders of Orbit will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement"), among the DII Group, Orbit and DII Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the DII Group ("Merger Sub"). Certain stockholders of Orbit have entered into a voting agreement with the DII Group relating to an aggregate of 3,074,404 shares of Orbit common stock, or approximately 41% of the shares of Orbit common stock outstanding on the record date for the Orbit Meeting, pursuant to which they have granted, severally and not jointly, irrevocable proxies to the DII Group to vote such shares in favor of the Merger Agreement and the transactions contemplated thereby. At the DII Group Meeting, stockholders of the DII Group also will be asked to consider and vote upon proposals to amend the DII Group's 1994 Stock Incentive Plan (the "DII Group Stock Incentive Plan") and the DII Group's 1994 Employee Stock Purchase Plan (the "DII Group Stock Purchase Plan"). A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus.


     Pursuant to the Merger Agreement, Merger Sub will be merged with and into Orbit (the "Merger") and Orbit will become a wholly-owned subsidiary of the DII Group. See "The Merger Agreement and Related Agreements--General Effects of the Merger." Upon the consummation of the Merger, each share of common stock, par value $.001 per share, of Orbit ("Orbit Common Stock") will be converted into the right to receive 45/100ths (0.45) (the "Exchange Ratio") of a share of common stock, par value $.01 per share, of the DII Group ("DII Group Common Stock"). No fractional shares of DII Group Common Stock will be issued in the Merger. Cash will be paid for fractional shares of DII Group Common Stock that Orbit stockholders would otherwise be entitled to receive.

     FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT STOCKHOLDERS SHOULD CONSIDER BEFORE VOTING FOR OR AGAINST THE MERGER, SEE "RISK FACTORS" BEGINNING
ON PAGE 17.


     This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to the stockholders of the DII Group and Orbit on or about July 22, 1996.



     On July 19, 1996, the last reported sale price of DII Group Common Stock on the Nasdaq National Market ("Nasdaq") was $25.00 per share and the last reported sale price of Orbit Common Stock on Nasdaq was $11.00 per share. Based upon such last reported sale price of DII Group Common Stock, the Exchange Ratio would result in a per share purchase price for the Orbit Common Stock of $11.25. Because the Exchange Ratio is fixed, a change in the market price of DII Group Common Stock before the Merger will affect the dollar market value of the DII Group Common Stock to be received by the stockholders of Orbit in the Merger.



     The Joint Proxy Statement/Prospectus also serves as a Prospectus of the DII Group under the Securities Act of 1933, as amended (the "Securities Act"), for use in connection with the offer and issuance of shares of DII Group Common Stock into which Orbit Common Stock will be converted upon consummation of the Merger. Based upon the number of shares of DII Group Common Stock and Orbit Common Stock outstanding on July 19, 1996 (as well as shares issuable pursuant to certain outstanding exchange rights for Orbit Common Stock and rights under the Orbit Employee Stock Purchase Plan (the "Orbit ESPP")), an aggregate of approximately 3,644,856 shares of DII Group Common Stock would be issued in connection with the Merger, representing 30.8% of the total number of shares of DII Group Common Stock outstanding after giving effect to such issuance. Based upon the number of Orbit options outstanding on July 19, 1996, approximately 1,036,065 additional shares of DII Group Common Stock would be reserved for issuance to holders of Orbit options in connection with the DII Group's assumption of such Orbit options.

                            ------------------------


THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS
     HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
         UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                            ------------------------


      The date of this Joint Proxy Statement/Prospectus is July 22, 1996.

     All information herein with respect to Orbit has been furnished by Orbit and all information herein with respect to the DII Group and Merger Sub has been furnished by the DII Group.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ANY INFORMATION OR REPRESENTATIONS WITH RESPECT TO SUCH MATTERS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE DII GROUP OR ORBIT. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR AN OFFER TO BUY ANY SECURITIES OR A SOLICITATION OF AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE DII GROUP OR ORBIT SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES HEREOF OR THEREOF.

                             AVAILABLE INFORMATION

     The DII Group and Orbit are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by the DII Group and Orbit may be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

     Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of Orbit to approve the Merger Agreement and the consummation of the Merger constitutes an offering of the DII Group Common Stock to be issued in connection with the Merger. Accordingly, the DII Group has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, the "Registration Statement") under the Securities Act with respect to such offering. This Joint Proxy Statement/Prospectus constitutes the prospectus of the DII Group that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Joint Proxy Statement/Prospectus in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Joint Proxy Statement/Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the DII Group with the Commission are incorporated by reference in this Joint Proxy Statement/Prospectus:

          (a) Annual Report on Form 10-K of the DII Group for the fiscal year ended December 31, 1995;

          (b) Quarterly Report on Form 10-Q of the DII Group for the quarter ended March 31, 1996;

          (c) Current Report on Form 8-K of the DII Group, dated June 10, 1996; and

          (d) The description of DII Group Common Stock and the associated Series A Junior Participating Preferred Stock Purchase Rights contained in the Registration Statement on Form 10, as amended, of the DII Group.

     All documents subsequently filed by the DII Group pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the Meetings shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Joint Proxy Statement/Prospectus.


     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) ARE AVAILABLE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS IS DELIVERED, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST. REQUESTS SHOULD BE DIRECTED TO THE DII GROUP, INC., 6273 MONARCH PARK PLACE, SUITE 200, NIWOT, COLORADO 80503 (TELEPHONE: (303) 652-2221) ATTENTION: SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN AUGUST 16, 1996.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
AVAILABLE INFORMATION...................   2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE.............................   3
SUMMARY.................................   6
  Parties to the Merger.................   6
  Dates, Times and Places of the
     Meetings...........................   7
  Purposes of the Meetings..............   7
  Stockholders Entitled to Vote.........   7
  Votes Required........................   7
  Risk Factors..........................   8
  Reasons for the Merger;
     Recommendations of the Boards......   8
  Opinions of Financial Advisors........   8
  Exchange Ratio........................   9
  Exchange of Orbit Stock
     Certificates.......................   9
  Assumption of Orbit Options...........   9
  Conditions to the Merger; Termination
     and Amendment......................  10
  Certain Federal Income Tax
     Consequences.......................  10
  Effective Time of the Merger..........  10
  Accounting Treatment..................  10
  No Dissenters' Rights of Appraisal....  11
  Management of the DII Group and Orbit
     Following the Merger...............  11
  Indemnification.......................  11
  Governmental and Regulatory
     Approvals..........................  11
  Other Agreements......................  11
  Market Price Data.....................  12
  Dividend Policy.......................  13
  Pro Forma Combined Weighted Average
     Number of Common Shares and
     Equivalents........................  13
  Selected Historical and Unaudited Pro
     Forma Financial Data...............  13
  Comparative Per Share Data............  15
RISK FACTORS............................  17
  Risk Factors Relating to the Merger...  17
  Risk Factors Relating to the DII
     Group..............................  18
  Risk Factors Relating to Orbit........  20
RECENT DEVELOPMENTS.....................  23
THE MEETINGS............................  25
  General...............................  25
  Meetings, Record Date and Outstanding
     Shares.............................  25
  Proxies, Quorum and Votes Required....  25
  Solicitation of Proxies...............  27
THE MERGER..............................  27

                                        PAGE
                                        ----
  Background of the Merger..............  27
  Reasons for the Merger;
     Recommendations of the Boards......  30
  Opinions of Financial Advisors........  32
  Certain Federal Income Tax
     Consequences.......................  37
  Interests of Certain Persons in the
     Merger.............................  39
  No Dissenters' Rights of Appraisal....  40
  Regulatory Matters....................  40
  Accounting Treatment..................  40
  Sales of DII Group Common Stock.......  40
THE MERGER AGREEMENT AND RELATED
  AGREEMENTS............................  42
  General Effects of the Merger.........  42
  Conversion of Securities..............  42
  Exchange of Certificates..............  42
  Treatment of Orbit Options............  42
  Representations and Warranties........  43
  Business of the DII Group Pending the
     Merger.............................  43
  Business of Orbit Pending the
     Merger.............................  43
  Solicitation of Alternative
     Transactions.......................  44
  Corporate Structure and Related
     Matters After the Merger...........  45
  Indemnification.......................  45
  Conditions to the Merger..............  46
  Termination, Amendment and Waiver.....  48
  Fees and Expenses.....................  49
  Confidentiality.......................  50
  Certain Other Agreements..............  50
INFORMATION CONCERNING THE DII GROUP....  51
  Overview..............................  51
  Acquisitions..........................  52
  The Electronics Manufacturing
     Outsourcing Industry...............  52
  Strategy..............................  52
  Manufacturing Services................  53
  Marketing and Customer Profile........  54
  Competition...........................  54
INFORMATION CONCERNING ORBIT............  55
  General...............................  55
  Industry Background...................  56
  The Orbit Solution....................  58
  The Orbit Strategy....................  61
  Customer Programs.....................  62
  Marketing, Sales and Customer
     Service............................  63
  Technology............................  64

                                        PAGE
                                        ----
  Manufacturing and Quality.............  65
  Competition...........................  66
  Patents and Licenses..................  66
  Employees.............................  67
  Customer Concentration................  67
  International Sales and Trade.........  67
  Environmental Regulations.............  68
  Properties............................  68
  Legal Proceedings.....................  68
OTHER INFORMATION CONCERNING ORBIT......  69
  Price Range of Orbit Common Stock and
     Dividend Policy....................  69
  Orbit Selected Historical Consolidated
     Financial Data.....................  70
  Orbit Management's Discussion and
     Analysis of Financial Condition and
     Results of Operations..............  70
  Directors and Executive Officers of
     Orbit..............................  75
  Compensation of Orbit Directors and
     Executive Officers.................  77
  Employment Contracts..................  79
  Compensation Committee Interlocks and
     Insider Participation..............  79
  Certain Transactions and
     Relationships......................  79
  Stock Ownership.......................  82
PRO FORMA COMBINED CONDENSED
  CONSOLIDATED FINANCIAL INFORMATION
  (UNAUDITED)...........................  83
DESCRIPTION OF THE DII GROUP'S
  CAPITAL STOCK.........................  91
  Authorized Capital Stock..............  91
  DII Group Common Stock................  91
  DII Group Preferred Stock.............  91
  Shareholder Rights Plan...............  91
  Certain Provisions of the DII Group
     Certificate and the By-laws........  93
  Liability and Indemnification of
     Directors and Officers of the DII
     Group..............................  94

                                        PAGE
                                        ----
COMPARISON OF STOCKHOLDERS' RIGHTS......  95
  Authorized Capital....................  95
  The Preferred Share Rights............  95
  Directors.............................  95
  Calling of Stockholders' Meetings.....  96
  Stockholders' Action by Written
     Consent............................  96
  Submission of Stockholders'
     Proposals..........................  96
  Certain Transactions with Interested
     Stockholders.......................  96
  Indemnification and Insurance.........  97
  Amendment of Certificates and
     By-Laws............................  97
COMPENSATION OF DIRECTORS AND EXECUTIVE
  OFFICERS OF THE DII GROUP.............  98
  Directors' Compensation...............  98
  Executive Officers' Compensation......  98
  Severance Compensation Arrangements...  99
  Compensation Committee Interlocks and
     Insider Participation.............. 100
  Certain Transactions and
     Relationships...................... 100
PROPOSAL TO APPROVE AN AMENDMENT TO THE
  DII GROUP STOCK INCENTIVE PLAN........ 101
PROPOSAL TO APPROVE AN AMENDMENT TO THE
  DII GROUP STOCK PURCHASE PLAN......... 105
EXPERTS................................. 109
LEGAL MATTERS........................... 109
OTHER MATTERS........................... 109
STOCKHOLDER PROPOSALS................... 109
ORBIT SEMICONDUCTOR, INC. INDEX TO
  CONSOLIDATED FINANCIAL STATEMENTS..... F-1
ANNEX A--Agreement and Plan of Merger... A-1
ANNEX B--Opinion of Salomon Brothers
  Inc................................... B-1
ANNEX C--Opinion of Needham & Company,
  Inc................................... C-1

                                    SUMMARY


     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus concerning the DII Group, Orbit, the Merger Agreement and the Merger. This summary is qualified in its entirety by reference to the full text of this Joint Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated herein by reference. The stockholders of the DII Group and Orbit are urged to read this Joint Proxy Statement/Prospectus and the accompanying Annexes in their entirety, and in particular the matters referred to under "Risk Factors."


     This Joint Proxy Statement/Prospectus contains forward-looking statements about future results which are subject to risks and uncertainties. The DII Group's and Orbit's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" beginning on page 17.

PARTIES TO THE MERGER

     The DII Group; Merger Sub


     The DII Group is a leading provider of electronics outsourcing products and services, which operates through a global network of independent business units. These units are uniquely linked to provide a broad range of related products and services, including: initial printed circuit board design; manufacturing of prototype printed circuit boards; assembly of printed circuit boards; process tooling and machines; in-circuit and functional testing; and final system configuration. By offering a comprehensive set of integrated manufacturing services, the DII Group believes it is better able to develop long-term relationships with its customers, expand into new markets and enhance its profitability. Key customers of the DII Group include: Seagate Technology, Inc. ("Seagate"), Hewlett-Packard Company ("Hewlett-Packard"), Symbios Logic, Inc., The Square D Company, EMC Corporation, The Foxboro Company, Motorola, Inc., Silicon Graphics Inc. and Standard Microsystems Corporation ("SMC").


     Merger Sub is a wholly-owned subsidiary of the DII Group organized for the sole purpose of effecting the Merger.

     The executive offices of the DII Group and Merger Sub are located at 6273 Monarch Park Place, Suite 200, Niwot, Colorado 80503, and the telephone number of the DII Group and Merger Sub is (303) 652-2221.

     Orbit

     Orbit provides semiconductor design, manufacturing and engineering support services that allow system designers to manage their application specific integrated circuit ("ASIC") development, production, scheduling and inventory control more effectively. In 1991, Orbit made a strategic decision to emphasize its higher-margin manufacturing programs and to develop a new program to address the need for more cost-effective development and production of gate arrays. In late 1992, Orbit introduced its ENCORE! program, which includes internally developed software that permits Orbit to convert the netlist circuit design of customer-designed ASICs into an Orbit gate array at low non-recurring engineering charges. In June 1995, Orbit further developed its gate array program through its merger with KMOS Semiconductor, Inc. ("KMOS"), a fabless gate array company that offers open-market design services of high-performance mixed-signal (analog/digital) ASICs. Both the gate array programs (comprised of the ENCORE! program and the Orbit mixed-signal gate array program) and Orbit's high margin contract manufacturing program, which includes Orbit's High Reliability Contract Manufacturing program, have generally achieved a higher gross margin percentage than Orbit's other manufacturing programs.

     Orbit's executive offices and corporate headquarters are located at 169 Java Drive, Sunnyvale, California 94089, and its telephone number is (408) 744-1800.

DATES, TIMES AND PLACES OF THE MEETINGS


     The DII Group Meeting will be held on August 22, 1996 at 11:00 a.m., local time, at the executive offices of the DII Group, located at 6273 Monarch Park Place, Suite 200, Niwot, Colorado.



     The Orbit Meeting will be held on August 22, 1996 at 10:00 a.m., local time, at Orbit's executive offices, located at 169 Java Drive, Sunnyvale, California.


PURPOSES OF THE MEETINGS

     At the Meetings, the DII Group and Orbit stockholders will be asked to consider and vote upon the approval and adoption of the Merger Agreement (which is included as Annex A to this Joint Proxy Statement/Prospectus and incorporated herein by reference), pursuant to which Merger Sub would be merged with and into Orbit, and Orbit would become a wholly-owned subsidiary of the DII Group. See "The Merger Agreement and Related Agreements -- General Effects of the Merger."


     At the DII Group Meeting, the DII Group stockholders also will be asked to approve (i) an amendment to the DII Group Stock Incentive Plan to increase the number of shares of DII Group Common Stock reserved for issuance thereunder from 925,000 to 2,000,000; and (ii) an amendment to the DII Group Stock Purchase Plan to increase the number of shares of DII Group Common Stock reserved for issuance thereunder from 200,000 to 500,000.


STOCKHOLDERS ENTITLED TO VOTE


     The DII Group has fixed the close of business on July 18, 1996 as the record date for determining the stockholders entitled to vote at the DII Group Meeting. At the close of business on the record date, there were 8,189,492 outstanding shares of DII Group Common Stock.



     Orbit has fixed the close of business on July 18, 1996 as the record date for determining the stockholders entitled to vote at the Orbit Meeting. At the close of business on the record date, there were 7,482,165 outstanding shares of Orbit Common Stock. See "The Meetings."


VOTES REQUIRED

     Approval of the Merger Agreement by the stockholders of the DII Group is not required under Delaware law or the DII Group's Restated Certificate of Incorporation (the "DII Group Certificate"). The DII Group Board is seeking approval of the Merger pursuant to the terms of the Merger Agreement, the requirements of Nasdaq and as a matter of good corporate practice. Nasdaq rules require that the Merger Agreement be approved and adopted by holders of a majority of the shares of DII Group Common Stock present or represented at the DII Group Meeting, provided that at least a majority of the shares of DII Group Common Stock entitled to vote is present in person or by proxy at the DII Group Meeting. Stockholder approval and adoption of the Merger Agreement is a condition to the obligations of the DII Group and Orbit to consummate the Merger. See "The Meetings -- Proxies, Quorum and Votes Required."


     Approval of the amendments to each of the DII Group Stock Incentive Plan and the DII Group Stock Purchase Plan requires the affirmative vote of a majority of shares present in person or by proxy and entitled to vote at the DII Group Meeting with respect to the amendments.



     As a group, all executive officers and directors of the DII Group and their affiliates owned 119,907 shares, or approximately 1.5% of DII Group Common Stock outstanding as of July 19, 1996. No executive officer or director of Orbit or any affiliate of such executive officer or director beneficially owned any shares of DII Group Common Stock as of such date.


     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of Orbit Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. Under the Merger Agreement, such approval is a condition to the obligations of the DII Group and Orbit to consummate the Merger. See "The Meetings -- Proxies, Quorum and Votes Required."

     As a group, all executive officers and directors of Orbit and their affiliates owned 3,482,769 shares, or approximately 46.5%, of Orbit Common Stock outstanding as of July 19, 1996. No executive officer or director of the DII Group or any affiliate of any such executive officer or director beneficially owned any shares of Orbit Common Stock as of such date.



     Certain stockholders of Orbit have entered into a voting agreement with the DII Group relating to an aggregate of 3,074,404 shares of Orbit Common Stock, or approximately 41% of the shares of Orbit Common Stock outstanding on the record date for the Orbit Meeting, pursuant to which they have granted, severally and not jointly, irrevocable proxies to the DII Group to vote such shares in favor of the Merger Agreement and the Merger. See "The Merger Agreement and Related Agreements -- Certain Other Agreements."


RISK FACTORS

     The DII Group and Orbit stockholders should consider carefully the matters set forth herein under "Risk Factors" as well as the other information contained or incorporated by reference in this Joint Proxy Statement/Prospectus.


     Risks associated with the DII Group, Orbit and the Merger include: the risk that certain anticipated synergies will not be realized; the risks relating to Orbit's expansion plans; and the risk that the dilution caused by the issuance of shares of DII Group Common Stock in the Merger will not be offset by the combined incremental earnings of the DII Group and Orbit. In addition, the Exchange Ratio is fixed and will not be adjusted based on changes in the relative market prices of DII Group Common Stock and Orbit Common Stock.


REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS


     Each of the DII Group Board and the Orbit Board believes that the Merger is in the best interests of its company and its stockholders. The Boards of the DII Group and Orbit recommend to the stockholders of the DII Group and Orbit, respectively, a vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. The DII Group Board also recommends that the stockholders of the DII Group vote FOR approval of the amendments to the DII Group Stock Incentive Plan and the DII Group Stock Purchase Plan.


     The DII Group Board and the Orbit Board considered a number of potential joint benefits resulting from the Merger, including beneficial synergies. The DII Group Board believes that the Merger will benefit the DII Group and the DII Group stockholders through the acquisition of Orbit's technologies, processes and services, thereby enhancing the DII Group's ability to offer vertically integrated technology solutions with time-to-market and cost advantages. The Orbit Board believes the Merger will provide Orbit with a significant increase in financial, marketing and development resources and will provide Orbit stockholders with the opportunity to receive, on a tax-free basis, DII Group Common Stock that will enable them to participate in the opportunities for growth in the combined company after the Merger. Each Board recognizes that the potential benefits of the Merger may not be realized.

     For a discussion of the factors considered by the respective Boards in reaching their decisions to recommend the Merger, see "The Merger -- Reasons for the Merger; Recommendations of the Boards."

OPINIONS OF FINANCIAL ADVISORS


     On June 9, 1996, Salomon Brothers Inc ("Salomon Brothers"), financial advisor to the DII Group Board in connection with the transactions contemplated by the Merger Agreement, delivered its written opinion to the DII Group Board that as of that date, based on considerations set forth in its opinion, the Exchange Ratio was fair, from a financial point of view, to the DII Group. The full text of the Salomon Brothers opinion dated June 9, 1996 is set forth as Annex B to this Joint Proxy Statement/Prospectus and should be read in its entirety. See "The Merger -- Opinions of Financial Advisors."


     On June 7, 1996, Needham & Company, Inc. ("Needham"), financial advisor to the Orbit Board in connection with the transactions contemplated by the Merger Agreement, presented its oral opinion

(subsequently confirmed in writing) to the Orbit Board that as of the date of its opinion, based on various considerations, the Exchange Ratio was fair, from a financial point of view, to the stockholders of Orbit. The full text of the Needham opinion, dated June 7, 1996, is set forth as Annex C to this Joint Proxy Statement/Prospectus and should be read in its entirety. See "The Merger -- Opinions of Financial Advisors."


     Neither Salomon Brothers nor Needham has a duty to update, revise or reaffirm its opinion subsequent to the date of this Joint Proxy
Statement/Prospectus. It is a condition to the consummation of the Merger that the written opinions of Salomon Brothers and Needham shall not have been withdrawn as of the time of filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time").

EXCHANGE RATIO


     Upon consummation of the Merger, each issued and outstanding share of Orbit Common Stock will be converted into the right to receive 45/100ths (0.45) of a share of DII Group Common Stock. No fractional shares of DII Group Common Stock will be issued in the Merger. Cash will be paid in lieu of fractional shares of DII Group Common Stock which would otherwise be issued in the Merger. See "The Merger Agreement and Related Agreements -- Conversion of Securities." Based on the number of outstanding shares of DII Group Common Stock and Orbit Common Stock as of the record date for the Meetings (as well as shares issuable pursuant to certain outstanding exchange rights for Orbit Common Stock and rights under the Orbit ESPP), approximately 3,644,856 shares of DII Group Common Stock will be issued to Orbit stockholders in the Merger (before the elimination of fractional shares), representing approximately 30.8% of the approximately 11,834,348 shares of DII Group Common Stock to be outstanding after the Merger. Such percentage could change prior to the Merger depending on the number of shares of DII Group Common Stock and Orbit Common Stock issued prior to the Merger upon the exercise of outstanding stock options.


EXCHANGE OF ORBIT STOCK CERTIFICATES

     Promptly after consummation of the Merger, Norwest Bank Minnesota, N.A. (the "Exchange Agent") will mail a letter of transmittal with instructions to all holders of record of Orbit Common Stock as of the Effective Time for use in exchanging certificates representing Orbit Common Stock ("Orbit Stock Certificates") for certificates representing shares of DII Group Common Stock ("DII Group Stock Certificates"). ORBIT STOCK CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED. After the Effective Time and prior to surrender thereof, each Orbit Stock Certificate will be deemed, for all corporate purposes other than the payment of dividends, to evidence the ownership of that number of whole shares of DII Group Common Stock into which the shares represented by such Orbit Stock Certificate were converted at the Effective Time and the right to receive cash in lieu of any fractional shares of DII Group Common Stock. See "The Merger Agreement and Related Agreements -- Exchange of Certificates."

ASSUMPTION OF ORBIT OPTIONS


     Upon consummation of the Merger, all options to purchase Orbit Common Stock ("Orbit Options") then outstanding under Orbit's 1994 Stock Incentive Plan (the "Orbit Option Plan") will be assumed by the DII Group. Each Orbit Option so assumed by the DII Group shall continue to have and be subject to the same terms and conditions set forth in the Orbit Option Plan immediately prior to the Effective Time, except that (i) such Orbit Option will be exercisable for the number of shares of DII Group Common Stock equal to the product of the number of whole shares of Orbit Common Stock that were issuable upon exercise of such Orbit Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number, and (ii) the per share exercise price for the shares of DII Group Common Stock issuable upon exercise of such assumed Orbit Option will be equal to the quotient determined by dividing the exercise price per share of Orbit Common Stock at which such Orbit Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. As of July 19, 1996, there were outstanding Orbit Options to purchase 2,302,368 shares of Orbit Common Stock at an average exercise price of $5.15 per share (which is equivalent to 1,036,065 shares of DII Group Common Stock at an average exercise price of $11.45 per share).


CONDITIONS TO THE MERGER; TERMINATION AND AMENDMENT


     Consummation of the Merger is subject to the satisfaction of various conditions, including approval of the Merger Agreement by the stockholders of the DII Group and the stockholders of Orbit, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the receipt of opinions of counsel to the effect that the Merger will constitute a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), the availability of pooling of interests accounting treatment, the fairness opinions of the DII Group's and Orbit's financial advisors not having been withdrawn, the listing on Nasdaq of the DII Group Common Stock to be issued in connection with the Merger, and the absence of any material adverse change (as defined in the Merger Agreement) in the business or financial condition of Orbit or the DII Group. Except as to any condition the satisfaction of which is required by law, the DII Group Board and the Orbit Board have the authority to waive satisfaction of the respective conditions to such company's obligation to consummate the Merger. Neither Board has yet determined whether or not to waive satisfaction of any such conditions.


     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the Merger will be paid by the party incurring the expense. Notwithstanding the foregoing, if under certain circumstances, Orbit or the DII Group terminates the Merger Agreement, Orbit must promptly pay to the DII Group all of the fees and out-of-pocket costs incurred by the DII Group in connection with the Merger Agreement and the Merger, and in certain cases, a cash sum equal to $5,000,000. See "The Merger Agreement and Related Agreements -- Fees and Expenses." The Merger Agreement may be amended by mutual consent of the DII Group Board and the Orbit Board at any time, except that, after approval of the Merger Agreement by the stockholders, no amendment that would have a material adverse effect on such stockholders may be made without obtaining the further approval of the affected stockholders. See "The Merger Agreement and Related Agreements -- Conditions to the Merger" and "-- Termination, Amendment and Waiver."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes, in which case no gain or loss should generally be recognized by Orbit stockholders on the exchange of their shares of Orbit Common Stock for shares of DII Group Common Stock, except for gain or loss attributable to cash received in lieu of fractional shares. Consummation of the Merger is conditioned upon the receipt by the DII Group and Orbit of opinions of their respective counsel substantially to this effect. Orbit stockholders are urged to consult their own tax advisors regarding all tax consequences of the Merger. See "The Merger -- Certain Federal Income Tax Consequences."


EFFECTIVE TIME OF THE MERGER

     The Merger will become effective at the Effective Time. Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Effective Time will occur on the date of the Meetings, or as soon thereafter as is practicable.

ACCOUNTING TREATMENT


     The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. The DII Group and Orbit have each received a letter, dated the date of the Joint Proxy Statement/Prospectus, from their respective independent auditors, with respect to the pooling of interests accounting treatment if the Merger is closed and consummated in accordance with the Merger Agreement and absent the occurrence of any future disqualifying event. See "The Merger -- Accounting Treatment." Consummation of the Merger is conditioned upon receipt by the DII Group and Orbit of written confirmation of such letters as of the Effective Time.

NO DISSENTERS' RIGHTS OF APPRAISAL

     Under the Delaware General Corporation Law (the "DGCL"), neither the DII Group stockholders nor Orbit stockholders will be entitled to dissenters' rights of appraisal in connection with the Merger.

MANAGEMENT OF THE DII GROUP AND ORBIT FOLLOWING THE MERGER

     The directors and principal officers of the DII Group at the Effective Time will continue in those capacities after the Merger. In addition, Gary P. Kennedy of Orbit will be appointed by the DII Group Board as a member of the DII Group Board at the Effective Time. The DII Group Board has also agreed to take steps to appoint to the DII Group Board a non-employee director of Orbit, as designated by Orbit, subject to the DII Group's reasonable satisfaction. After the Merger, Orbit will be operated as a wholly-owned subsidiary of the DII Group. The officers and directors of Merger Sub will become officers and directors of Orbit at the Effective Time. See "The Merger -- Interests of Certain Persons in the Merger." Upon consummation of the Merger, employees of Orbit will continue to be employees of Orbit.

INDEMNIFICATION

     The DII Group has agreed to preserve the existing rights of the officers and directors of Orbit to be indemnified under certain circumstances. See "The Merger Agreement and Related Agreements -- Indemnification."

GOVERNMENTAL AND REGULATORY APPROVALS

     The DII Group and Orbit are not aware of any governmental or regulatory requirements for consummation of the Merger, other than compliance with applicable federal and state securities laws and with the HSR Act. See "The Merger -- Regulatory Matters."

OTHER AGREEMENTS

     The DII Group has entered into or will enter into certain agreements with persons related to Orbit in order to facilitate the transactions contemplated by the Merger Agreement. These include voting agreements pursuant to which certain Orbit stockholders have granted to the DII Group an irrevocable proxy to vote all shares of Orbit Common Stock owned by such stockholders in favor of the Merger, and affiliate agreements restricting the sale of shares of DII Group Common Stock acquired by affiliates of Orbit in the Merger in order to assure compliance with applicable Commission rules governing affiliate resales and pooling of interests accounting. See "The Merger Agreement and Related Agreements -- Certain Other Agreements."

MARKET PRICE DATA


     DII Group Common Stock is traded on Nasdaq under the symbol DIIG. Orbit Common Stock has been traded on Nasdaq since November 16, 1994 under the symbol ORRA. The following tables set forth, for the fiscal quarters indicated, the high and low sale prices of DII Group Common Stock and of Orbit Common Stock, both as reported on Nasdaq.


                                 THE DII GROUP


                                                                              HIGH       LOW
                                                                             ------     ------
1994
First Quarter............................................................    $32.25     $24.00
Second Quarter...........................................................     26.00      19.00
Third Quarter............................................................     26.00      18.00
Fourth Quarter...........................................................     28.25      22.75
1995
First Quarter............................................................     26.50      17.50
Second Quarter...........................................................     27.25      18.50
Third Quarter............................................................     35.50      24.00
Fourth Quarter...........................................................     34.75      27.50
1996
First Quarter............................................................     38.00      24.75
Second Quarter...........................................................     35.00      24.50
Third Quarter (through July 19, 1996)....................................     26.50      20.75


                                     ORBIT


                                                                             HIGH        LOW
                                                                            -------     ------
1994
First Quarter...........................................................    $ --        $ --
Second Quarter..........................................................      --          --
Third Quarter...........................................................      --          --
Fourth Quarter (from November 16, 1994).................................       9.25      7.375
1995
First Quarter...........................................................      15.50       6.75
Second Quarter..........................................................      23.50     14.875
Third Quarter...........................................................      26.50      18.75
Fourth Quarter..........................................................      18.25      7.625
1996
First Quarter...........................................................      12.25      6.625
Second Quarter..........................................................     12.375       6.50
Third Quarter (through July 19, 1996)...................................     11.375      9.125



     The following table sets forth the closing sale prices of DII Group Common Stock and Orbit Common Stock on Nasdaq on June 7, 1996, the last trading day prior to the public announcement by the DII Group and Orbit of the proposed Merger, and on July 19, 1996, the last trading day for which quotations were available prior to the date of this Joint Proxy Statement/Prospectus, and the equivalent per share price for Orbit Common Stock on such dates, as derived by multiplying the closing sale price per share of DII Group Common Stock on the applicable date by the Exchange Ratio.



                                        DII GROUP              ORBIT             EQUIVALENT
                                      COMMON STOCK         COMMON STOCK        PER SHARE PRICE
                                  ---------------------------------------------------------------
June 7, 1996......................        $31.00              10.125                13.95
July 19, 1996.....................        $25.00               11.00                11.25

     On July 18, 1996, the record date for the Orbit Meeting, Orbit had approximately 80 holders of record. On July 18, 1996, the record date for the DII Group Meeting, the DII Group had approximately 2,230 holders of record. Those figures do not reflect beneficial ownership of shares held in nominee name.


     Following the Merger, DII Group Common Stock will continue to be traded on Nasdaq. Orbit Common Stock will cease to be traded and there will be no further public market for Orbit Common Stock.

DIVIDEND POLICY

     Neither the DII Group nor Orbit has ever paid a cash dividend on its common stock. Following the Merger, the DII Group intends to continue this policy in order to retain earnings for use in the business and does not anticipate paying cash dividends in the foreseeable future.

PRO FORMA COMBINED WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND EQUIVALENTS

     If the Merger had occurred on January 1, 1996, the combined company's weighted average number of common shares and equivalents outstanding as of March 31, 1996 would approximate the following:

                                                                                          FULLY
                                                                               PRIMARY   DILUTED
                                                                               -------   -------
                                                                                (IN THOUSANDS)
The DII Group common shares and equivalents outstanding......................    8,181    10,684
Orbit common shares outstanding, as adjusted for the Exchange Ratio..........    3,292     3,292
Orbit common share equivalents, as adjusted for the Exchange Ratio...........      525       525
Orbit common shares issuable upon conversion of Orbit Israel shares, as
  adjusted for the Exchange Ratio............................................      253       253
                                                                               -------   -------
                                                                                12,251    14,754
                                                                                ======    ======

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     The following selected historical financial information of the DII Group and Orbit has been derived from the companies' respective audited historical consolidated financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto and the companies' respective "Management's Discussion and Analysis of Financial Condition and Results of Operations", which are included or incorporated by reference in this Joint Proxy Statement/Prospectus. The selected historical financial information as of March 31, 1996 and 1995 and for the three months then ended have been derived from unaudited consolidated financial statements, but in the respective companies' opinions reflect all adjustments (consisting only of normal, recurring adjustments) necessary for the fair presentation of the companies' respective financial condition and results of operations as of and for the periods then ended. The results of operations for the interim period ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year. The unaudited selected pro forma financial information of the combined company is derived from the unaudited pro forma combined condensed consolidated financial statements, which give effect to the Merger as a pooling of interests, and should be read in conjunction with such unaudited pro forma combined condensed consolidated financial statements and notes thereto, which are included elsewhere in this Joint Proxy Statement/Prospectus. Historical and pro forma information for certain periods are derived from financial statements not included in or incorporated herein by reference.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated as of the beginning of the periods indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company.

                THE DII GROUP SELECTED HISTORICAL FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                      MARCH 31,
                                         ---------------------------------------------------    ------------------
                                           1995      1994(4)     1993       1992       1991      1996       1995
                                         --------    -------    -------    -------    ------    -------    -------
STATEMENT OF OPERATIONS DATA(1)(2):
  Net sales............................  $335,418    208,031    131,758    101,109    51,739     98,478     73,732
  Income from continuing operations
    before extraordinary item..........  $ 16,973      3,654      6,289      4,997       875      4,461      3,372
  Primary earnings per share from
    continuing operations before
    extraordinary item(3)..............  $   2.10       0.46       1.07       0.88      0.15       0.55       0.42
  Fully diluted earnings per share from
    continuing operations before
    extraordinary item(3)..............  $   2.01       0.46       1.07       0.88      0.15       0.50       0.42
CASH DIVIDENDS DECLARED................  $  --         --         --         1,477      --        --         --

                                                            DECEMBER 31,                            MARCH 31,
                                         ---------------------------------------------------    ------------------
                                           1995      1994(4)     1993       1992       1991      1996       1995
                                         --------    -------    -------    -------    ------    -------    -------
BALANCE SHEET DATA(2):
  Total assets.........................  $267,969    170,685    108,559     43,076    28,140    256,502    176,259
  Long-term debt.......................  $ 86,250     26,815      --         --         --       86,250     25,165
  Other long-term liabilities..........  $  1,759      6,192        159        902     1,081      1,806        789
  Total stockholders' equity...........  $108,682     91,275     89,007     24,070    19,205    113,544     93,603

- ---------------

(1) Effective May 21, 1993, Dover Corporation ("Dover"), the former parent of the DII Group, distributed to its stockholders all of the outstanding shares of the DII Group (the "spin-off ").

(2) See Note 2 to the DII Group's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the DII Group's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated herein by reference, for information concerning acquisitions effected by the DII Group in 1995 and 1994.

(3) The earnings per share data for the years ended December 31, 1993, 1992 and 1991 are presented on a pro forma basis as if the spin-off had occurred on January 1, 1991.

(4) The DII Group recorded an unusual pre-tax charge of $12,100 in fiscal 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Unusual Charges" included in the DII Group's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated herein by reference.

                    ORBIT SELECTED HISTORICAL FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                     50 DAYS         THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,             ENDED        ENDED MARCH 31,
                                           -------------------------------------   DECEMBER 31,    ----------------
                                            1995       1994      1993      1992      1991(2)        1996      1995
                                           -------    ------    ------    ------   ------------    ------    ------
STATEMENT OF OPERATIONS DATA:
  Net sales..............................  $61,560    50,433    33,581    25,449       3,228       14,498    14,929
  Income from continuing operations
    before extraordinary item............  $ 6,681     5,149     1,673       436         234          405     1,781
  Primary earnings per share from
    continuing operations before
    extraordinary item...................  $  0.75      0.82      0.32      0.09        0.05         0.05      0.21
  Fully diluted earnings per share from
    continuing operations before
    extraordinary item...................  $  0.75      0.82      0.32      0.09        0.05         0.05      0.21
CASH DIVIDENDS DECLARED..................  $ --         --        --        --        --             --        --

                                                                DECEMBER 31,                         MARCH 31,
                                               -----------------------------------------------    ----------------
                                                1995       1994      1993      1992      1991      1996      1995
                                               -------    ------    ------    ------    ------    ------    ------
BALANCE SHEET DATA:
  Total assets...............................  $59,342    40,775    15,599    11,759    11,306    58,009    39,348
  Long-term obligations(1)...................  $12,012     5,603     3,747     2,356     3,712     9,200     5,239
  Total stockholders' equity.................  $36,867    27,177     4,532     2,814     1,297    37,853    26,432

- ---------------

(1) Long-term obligations include noncurrent obligations under capital leases.

(2) In connection with a management buyout on November 12, 1991, Orbit acquired the semiconductor subsidiary of Orbit International Corp. See Note 1 of Notes to Consolidated Financial Statements of Orbit included elsewhere herein for additional information.

              UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                            THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                                          ------------------------------    ------------------
                                                            1995       1994       1993       1996       1995
                                                          --------    -------    -------    -------    -------
PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:
  Net sales.............................................  $396,978    258,464    165,339    112,976     88,661
  Income from continuing operations before extraordinary
    item................................................  $ 23,654      8,803      7,962      4,866      5,153
  Primary earnings per share from continuing operations
    before extraordinary item(1)........................  $   1.96       0.81       0.96       0.40       0.43
  Fully diluted earnings per share from continuing
    operations before extraordinary item(1).............  $   1.90       0.81       0.96       0.39       0.43
CASH DIVIDENDS DECLARED.................................  $  --         --         --         --         --


                                                                                              MARCH 31,
                                                                                                1996
                                                                                              ---------
PRO FORMA COMBINED BALANCE SHEET DATA:
  Total assets............................................................................    $314,511
  Long-term debt..........................................................................    $ 95,042
  Other long-term liabilities.............................................................    $  2,214
  Total stockholders' equity(2)...........................................................    $147,997


- ---------------

(1) Shares used to compute pro forma earnings per share from continuing operations before the extraordinary item is calculated by adding to the number of shares used to compute the DII Group's historical earnings per share from continuing operations before the extraordinary item, the number determined by multiplying the Orbit weighted average common and common equivalent shares outstanding by the Exchange Ratio.


(2) The combined company expects to incur charges to operations currently estimated to be approximately $4,000, to reflect transaction fees and costs incident to the Merger. The amount of this charge is a preliminary estimate and is therefore subject to change. An after-tax estimate for these charges of $3,400 has been reflected as a reduction of pro forma stockholders' equity at March 31, 1996.


COMPARATIVE PER SHARE DATA


     The following table sets forth for the DII Group and Orbit certain historical per share data and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling of interests basis assuming the issuance of 0.45 of a share of DII Group Common Stock in the Merger in exchange for each share of Orbit Common Stock and the issuance of an option to purchase 0.45 of a share of DII Group Common Stock for each outstanding Orbit Option. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined condensed financial statements and the separate historical financial statements of the DII Group and Orbit and the notes thereto, included or incorporated by reference herein. The unaudited pro forma combined per share data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations.

                     PER SHARE DATA-INCOME FROM CONTINUING
                      OPERATIONS BEFORE EXTRAORDINARY ITEM


                                                                                             THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                                             ---------------------------   -----------------
                                                              1995      1994      1993      1996      1995
                                                             -------   -------   -------   -------   -------
Historical:
  The DII Group:
    Primary................................................  $  2.10      0.46      1.07      0.55      0.42
    Fully diluted..........................................  $  2.01      0.46      1.07      0.50      0.42
  Orbit:
    Primary................................................  $  0.75      0.82      0.32      0.05      0.21
    Fully diluted..........................................  $  0.75      0.82      0.32      0.05      0.21
Pro forma:
  Primary:
    Combined Company(1)....................................  $  1.96      0.81      0.96      0.40      0.43
    Orbit equivalent(2)....................................  $  0.88      0.36      0.43      0.18      0.19
  Fully Diluted:
    Combined Company(1)....................................  $  1.90      0.81      0.96      0.39      0.43
    Orbit equivalent(2)....................................  $  0.86      0.36      0.43      0.18      0.19


                            BOOK VALUE PER SHARE(3)


                                                                   YEAR ENDED       THREE MONTHS
                                                                  DECEMBER 31,     ENDED MARCH 31,
                                                                      1995              1996
                                                                  ------------     ---------------
Historical:
  The DII Group.................................................    $  13.40             13.85
  Orbit.........................................................    $   5.04              5.11
Pro forma:
  Combined Company..............................................    $  12.77             12.83
  Orbit equivalent(2)...........................................    $   5.74              5.78


- ---------------

(1) For the purposes of the pro forma combined company, the DII Group's historical financial data for the three months ended March 31, 1996 and 1995 and for each of the years ended December 31, 1995, 1994 and 1993, have been combined with Orbit's historical financial data for the corresponding periods. Pro forma share amounts are based on the pro forma combined weighted average number of common and common stock equivalent shares of DII Group Common Stock and Orbit Common Stock for each period presented, based upon the Exchange Ratio of 0.45 of a share of DII Group Common Stock for each share of Orbit Common stock.

(2) Orbit equivalent pro forma per share amounts are calculated by multiplying the pro forma income from continuing operations before extraordinary item per share and pro forma book value per share of the combined company by the Exchange Ratio of 0.45 so that per share amounts are equated to the respective values for one share of Orbit Common Stock.


(3) Historical book value per share is computed by dividing stockholders' equity by the number of common shares outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of common shares which would have been outstanding had the Merger been consummated as of each balance sheet date. An after-tax estimate of $3.4 million for transaction fees and costs incident to the Merger has been reflected as a reduction of pro forma stockholders' equity at March 31, 1996.

                                  RISK FACTORS

     The following risk factors should be considered by holders of Orbit Common Stock in evaluating whether to approve the Merger Agreement and the Merger and thereby to become holders of DII Group Common Stock. These risk factors should also be considered by holders of DII Group Common Stock in evaluating whether to approve the Merger Agreement and the Merger. These factors should be considered in conjunction with the other information included and incorporated by reference in this Joint Proxy Statement/Prospectus.

RISK FACTORS RELATING TO THE MERGER

     CONSIDERATION OF CERTAIN ANTICIPATED BENEFITS. The DII Group and Orbit have entered into the Merger Agreement with the belief that the Merger will result in beneficial synergies. See "The Merger -- Reasons for the Merger; Recommendations of the Boards." Achieving these anticipated benefits of the Merger will depend in part upon the ability of the DII Group and Orbit to market successfully an integrated outsourcing technology solution, as well as the ability of the DII Group to cross-market Orbit's technology, products and services. There can be no assurance that these benefits will be realized to any significant extent.


     DILUTION. The Merger would result in substantial dilution of the interests of the DII Group's current stockholders in the DII Group and its equity and earnings. Based on the number of outstanding shares of DII Group Common Stock and Orbit Common Stock as of the record date for the Meetings (as well as shares issuable pursuant to certain outstanding exchange rights for Orbit Common Stock and rights under the Orbit ESPP), 3,644,856 shares of DII Group Common Stock would be issued to Orbit's stockholders in the Merger (before the elimination of fractional shares), which would represent 30.8% of the 11,834,348 shares of DII Group Common Stock to be outstanding after the Merger. The dilution resulting from the Merger could reduce the market price of DII Group Common Stock unless and until earnings growth or other business synergies sufficient to offset the effect of such issuance can be achieved. There can be no assurance that such synergies or earnings growth will be achieved.



     FIXED EXCHANGE RATIO. As a result of the Merger, each outstanding share of Orbit Common Stock will be converted into the right to receive 45/100ths (0.45) of a share of DII Group Common Stock. The Merger Agreement does not provide for adjustment of the Exchange Ratio based on fluctuations in the price of DII Group Common Stock. Accordingly, the value of the consideration to be received by the stockholders of Orbit upon consummation of the Merger will depend on the market price of DII Group Common Stock at the Effective Time. The closing price for DII Group Common Stock on Nasdaq on June 7, 1996, the last trading day prior to the public announcement of the Merger, was $31.00, and on July 19, 1996, the last trading day before the mailing of this Joint Proxy Statement/Prospectus, was $25.00. There can be no assurance that the market price of DII Group Common Stock on and after the Effective Time will not be lower than such prices. See "Summary -- Market Price Data."



     UPGRADING OF MANUFACTURING CAPABILITIES; POSSIBLE NEED FOR ADDITIONAL CAPITAL. It is anticipated that following consummation of the Merger, the DII Group will be required to devote substantial capital resources to fund Orbit's capital requirements. Orbit is currently upgrading and expanding its existing manufacturing capabilities from its current 4-inch wafer fabrication line to a 6-inch fabrication line. The upgrading and expansion plans are estimated to require additional funding of approximately $45 million. The DII Group expects that the combined company will have available adequate capital resources to fund these upgrading and expansion plans.



     Orbit is also planning to upgrade its manufacturing capabilities to utilize an 8-inch wafer line and a 0.6 or 0.5 micron process technology. It is anticipated that the establishment of such capabilities may be accomplished through external foundry capacity or the establishment of in-house capacity. Orbit is continuing to consider the establishment of a facility in Israel utilizing an 8-inch wafer line and a 0.6 or 0.5 micron process technology. The establishment of such facility in Israel would be expected to require capital expenditures of approximately $217 million, of which it is anticipated that approximately $76 million would be funded through grants from the Israeli government. In the event the DII Group decides to establish such a facility in Israel or elsewhere, it is expected that the DII Group's capital resources and cash flow from operations would not be sufficient to fully fund such project. In such event, the DII Group would need to raise additional funds through public or private financings. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current stockholders of the DII Group would be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of DII Group Common Stock. No assurance can be given that additional financing would be available or that, if available, it would be available on terms favorable to the DII Group. If adequate funds are not available to satisfy its capital requirements, the combined company would be required to curtail significantly or defer, temporarily or permanently, this expansion project.

RISK FACTORS RELATING TO THE DII GROUP


     ACQUISITION STRATEGY. The DII Group has actively pursued acquisitions in furtherance of its strategy of aggressively expanding its revenue base and providing integrated outsourcing technology solutions. Acquisitions, such as the Merger, involve numerous risks including difficulties in the assimilation of the operations, technologies, and products and services of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the DII Group has no or limited direct prior experience and where competitors in such markets have stronger market positions, and the potential loss of key employees of the acquired company. The integration of certain operations following an acquisition, including the Merger, will require the dedication of management resources that may distract attention from the day-to-day business of the combined company.


     CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY. A majority of the DII Group's sales are to customers in the electronics industry, which is subject to rapid technological change, product obsolescence and price competition. The factors affecting the electronics industry in general, or any of the DII Group's major customers in particular, could have a material adverse effect on the DII Group's operating results. From time to time, some of the DII Group's customers have terminated their manufacturing arrangements with the DII Group, and other customers have significantly reduced or delayed the volume of manufacturing services from the DII Group. Any such termination of a manufacturing relationship or change, reduction or delay in orders could have a material adverse affect on the DII Group's operating results. Although management believes the DII Group has a broad diversification of customers and markets, the DII Group has no material firm long-term commitments or volume guarantees from its customers.

     At any given time, certain customers may account for significant portions of the DII Group's business. SMC accounted for 12%, 29% and 44% of net sales for the years ending December 31, 1995, 1994 and 1993, respectively, and 10% for the three months ended March 31, 1996. Conner Peripherals, Inc. ("Conner") accounted for 16% and 13% of net sales for the years ending December 31, 1995 and 1994, respectively, and Seagate, which acquired Conner in 1996, accounted for 10% of net sales for the three months ended March 31, 1996. The DII Group's top ten customers accounted for 54%, 67% and 78% of net sales for the years ending December 31, 1995, 1994 and 1993, respectively, and 58% of net sales for the three months ended March 31, 1996. The DII Group has concentrations of credit risk in accounts receivable and inventory for its top ten customers. The percentage of the DII Group's sales to its major customers may fluctuate from period to period. Significant reductions in sales to any of these customers could have a material adverse effect on the DII Group's operating results.

     Seagate acquired Conner in 1996 and management is aware that Seagate plans to utilize in-house manufacturing to a much larger extent than Conner, which used contract manufacturing extensively. It is management's understanding that Seagate plans to significantly reduce the number of contract manufacturers used by Conner. There can be no assurance that Seagate will continue to utilize DII Group contract manufacturing services. Significant reductions in sales to Seagate without the timely replacement with new business would have a material adverse effect on the DII Group's operating results.

     COMPONENTS. A substantial portion of the DII Group's net sales is derived from turnkey contract electronics manufacturing, which includes both materials procurement and assembly. If significant shortages of components should occur, or if shortages should occur in various essential raw materials used by the DII Group in the manufacture of its products due to interruption of supply or increased demand in the industry, the DII Group may be forced to delay manufacturing and shipments, which would have a material adverse effect on the DII Group's results of operations. In addition, component price fluctuations could have an adverse effect on turnkey manufacturing, thereby affecting the DII Group's results of operations. In the past, component price fluctuations have not had a material adverse effect on the DII Group's results of operations, but there can be no assurance that component price fluctuations will not adversely affect the DII Group's results of operations in the future.

     MANAGEMENT OF GROWTH. The DII Group is experiencing rapid growth and is planning significant expansion both through internal expansion and acquisitions, any of which could be substantial. In order to maintain and improve operating results, the DII Group's management will be required to manage growth and expansion effectively. As the DII Group continues to expand, it may become more difficult to manage geographically dispersed operations. The DII Group's failure to effectively manage growth could have a material adverse effect on the DII Group's results of operations.

     FACTORS AFFECTING OPERATING RESULTS. The DII Group's operating results are affected by a number of factors, including the level and timing of customer orders, engineering changes, customer product delivery requirements, shortages of components or labor and customers meeting prescribed payment terms. Any of these factors or a combination thereof could have a material adverse effect on the DII Group's operating results.


     INTERNATIONAL OPERATIONS. The DII Group's international operations generated approximately 38%, 35% and 30% of net sales for the years ended December 31, 1995, 1994 and 1993, respectively, and 31% of net sales for the three months ended March 31, 1996. The DII Group's international operations subject the DII Group to the risks of doing business abroad, including currency fluctuations, export duties, import controls and trade barriers, restrictions on the transfer of funds, greater difficulty in accounts receivable collection, burdens of complying with a wide variety of foreign laws and, in certain parts of the world, political instability.


     COMPETITION. The DII Group competes against numerous domestic and foreign companies. The DII Group also faces competition from current and prospective customers, which evaluate the DII Group's capabilities against the merits of manufacturing their products internally. Certain of the DII Group's competitors have substantially greater manufacturing, financial, research and development, and marketing resources than the DII Group. To remain competitive, the DII Group will be required to continue to make substantial capital outlays to develop and provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, and compete favorably on the basis of price.

     TECHNOLOGICAL AND INDUSTRY CHANGE. The future success of the DII Group's businesses will depend largely upon its ability to enhance its current products and manufacturing processes and to develop new products and manufacturing processes that will keep pace with changing technology and industry standards and that will meet the changing needs of customers. The introduction by competitors of new technologies, or the emergence of new industry standards and customer requirements, could render the DII Group's existing products and processes obsolete, unmarketable or no longer competitive.

     ENVIRONMENTAL COMPLIANCE. The DII Group is subject to a variety of environmental regulations relating to the use, storage and disposal of hazardous chemicals used during its manufacturing processes. While the DII Group believes that it is currently in compliance with environmental regulations, any failure to comply with present and future regulations could subject the DII Group to future liabilities. In addition, such regulations could restrict the DII Group's ability to expand its facilities or could require the DII Group to acquire costly equipment or to incur other significant expenses in order to comply with environmental regulations.

     Pursuant to the Distribution Agreement dated May 4, 1993 between the DII Group and Dover, for a period of ten years from the time of the spin-off, Dover will bear 50% of all losses, liabilities, costs and expenses (excluding any punitive or exemplary damages) relating to certain environmental matters existing prior to the time of the spin-off, up to an aggregate amount of $10 million, and for such ten-year period, Dover will bear 100% of any such losses, liabilities, costs and expenses (excluding any punitive or exemplary damages) in excess of $10 million.

     ANTI-TAKEOVER PROVISIONS. The DII Group has adopted a number of anti-takeover measures, including the adoption of a shareholder rights plan, sometimes referred to as a poison pill, designed to prevent hostile takeovers not approved by the DII Group Board. See "Description of the DII Group's Capital Stock -- Shareholder Rights Plan." The DII Group Certificate requires (i) approval of a majority of all directors, or, in certain circumstances, certain disinterested directors, (ii) the approval of the holders of at least 80% of the outstanding voting shares of the DII Group, or (iii) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 15% or more of the DII Group's outstanding voting stock. The DII Group Certificate and the DII Group's By-laws (the "DII Group By-laws") contain other such anti-takeover measures. See "Description of Capital Stock -- Certain Provisions of the DII Group Certificate and the By-laws." These provisions, as well as provisions of the DGCL, may have the effect of delaying, deferring or preventing a change of control of the DII Group, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices.


RISK FACTORS RELATING TO ORBIT

     FACTORS AFFECTING OPERATING RESULTS. Orbit's operating results could be materially adversely affected by a number of factors, including failure to manufacture a sufficient volume of products in a timely and cost-effective manner; failure to sell a sufficient volume of products to fully utilize its manufacturing capacity; inability to manage effectively sales, engineering and technical support personnel; introduction of new products by competitors; fluctuations in manufacturing yields; adequacy of Orbit's manufacturing capacity; changes in the pricing policies of Orbit, its customers, competitors or suppliers; the need to increase expenditures for research and development; lack of raw materials; failure to introduce new processes, services, technologies and products on a timely basis; lack of market acceptance or shifts in the demand for Orbit's processes, services, technologies and products, as well as the products of Orbit's customers; production or delivery problems stemming from the timing and level of orders, as well as the rescheduling or cancellation of orders, by its customers; and changes in the mix of Orbit's customers.

     Orbit's operating results also will depend in part on economic conditions in the domestic and worldwide markets that it serves. Although Orbit has realized growth in annual revenues and income from operations since 1992, there can be no assurance that it will continue to do so. Orbit's operating results have fluctuated on a quarterly basis from time to time in the past, reflecting primarily the timing of significant customer orders and revenue mix, and may do so in the future for the same or other reasons. Revenues attributable to Orbit's gate array programs, which generally achieve a higher gross margin percentage than Orbit's other contract manufacturing programs, have fluctuated on a quarterly basis and Orbit expects that such fluctuations may occur in the future.


     UPGRADING OF MANUFACTURING CAPABILITIES; NEED FOR SUBSTANTIAL ADDITIONAL CAPITAL. In the view of Orbit's management, the expansion and upgrading of Orbit's manufacturing capabilities is an important part of Orbit's strategy. The inability of Orbit to complete successfully its expansion plans or its inability to do so in a timely manner could have a material adverse effect on Orbit's business, financial condition and results of operations. Orbit is currently upgrading and expanding its existing manufacturing capabilities from a 4-inch wafer line utilizing a 1.2 or 0.8 micron process technology currently in place to a process utilizing a 6-inch wafer and 0.8 micron process technology. Because of Orbit's gate array conversion programs, which provide efficient routing and cell architecture, Orbit believes that a 6-inch wafer and 0.8 micron process technology would position Orbit to compete effectively with competitors utilizing larger wafers and finer geometries.



     Orbit is also planning to upgrade its manufacturing capabilities to utilize an 8-inch wafer and a 0.6 or 0.5 micron process technology. It is anticipated that the establishment of such capabilities may be accomplished through external foundry capacity or the establishment of in-house capacity. Orbit is continuing to consider the establishment of a manufacturing facility in Israel. Orbit gained initial Israeli government approval for such a facility in 1994. Orbit's current revised application for Israeli government approval contemplates an 8-inch wafer line utilizing 0.6 or 0.5 micron process technology. Orbit's revised application is pending before the Israeli government, which has extended the deadline for implementation of the original plan until December 1996 in order to permit full review of the new application. Orbit believes that the establishment of such a facility would require capital expenditures of approximately $217 million, of which it is anticipated that approximately $76 million would be funded through grants from the Israeli government. Therefore, in order to implement such a facility in Israel, Orbit would require additional capital of approximately $140 million. There can be no assurance that such additional funding would be available on acceptable terms. There can be no assurance that the Israeli government will approve the revised plan or that the Israeli facility will be constructed. If the Israeli facility is not constructed, Orbit may be unable to recoup any of the funds invested towards that project (approximately $1.6 million as of May 31, 1996) and the related costs would therefore be expensed. In the event Orbit establishes operations in Israel, it will be directly affected by political, economic and military conditions in that country.

     LIMITED MANUFACTURING CAPACITY. Although to date Orbit generally has had adequate manufacturing capacity to satisfy demand on a timely basis, Orbit is, and has from time to time in the past been, operating near its existing maximum manufacturing capacity. In the event the demand for Orbit's services and products were to increase significantly, Orbit could experience difficulty satisfying that demand on a timely basis. However, Orbit believes that there are sufficient sources of external foundry capacity to meet its requirements for the foreseeable future. Orbit's reputation is dependent, in part, on its ability to fulfill its obligations to customers promptly. Any failure to satisfy delivery obligations on a timely basis could have an adverse effect on existing customer relationships and Orbit's ability to attract potential customers and thus have a material adverse effect on Orbit's business, financial condition and results of operations. There can be no assurance that Orbit will successfully increase its manufacturing capacity, or that Orbit will have adequate external foundry capacity to meet the demand for its services and products in the future.


     FACTORS AFFECTING THE SEMICONDUCTOR INDUSTRY. Orbit derives substantially all of its revenues from the manufacture and sale of semiconductors. Orbit's business and periodic results of operations are impacted by factors affecting the semiconductor industry, including factors that affect products incorporating semiconductors. The semiconductor industry has historically been cyclical and subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and overcapacity. Orbit may experience substantial period-to-period fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions or other factors.



     Orbit markets its programs and products to customers in the medical, telecommunications, consumer, aerospace and military, computers and peripherals and other industries. A downturn in any of Orbit's customers' markets could materially adversely affect Orbit's business, financial condition and results of operations. Orbit's ability to achieve future revenue growth depends in significant part upon its ability to increase market and account penetration and to maintain current utilization levels of its manufacturing capacity. There can be no assurance that Orbit will be able to maintain or expand its market share.


     LIMITED SOURCES OF SUPPLY. Orbit obtains certain components and materials necessary for its manufacturing operations from a limited number of suppliers. In particular, Photronics, Inc., a principal stockholder of Orbit, provides in excess of 90% of Orbit's photoplates, and MEMC Electronic Materials, Inc. provides in excess of 80% of Orbit's internal silicon wafer requirements. Orbit's reliance on a limited number of suppliers, as well as its reliance on outside subcontractors for packaging and certain other tasks, involves several risks, including potential inability to obtain an adequate supply of required components and reduced control over the price, timely delivery, reliability and quality of components. There can be no assurance that problems will not occur in the future with suppliers or subcontractors. Disruption or termination of Orbit's supply sources could delay shipments by Orbit and could have a material adverse effect on Orbit's business, financial condition and results of operations. Delays could also damage relationships with current and prospective customers. Any prolonged inability to obtain timely deliveries or any other circumstances that would require Orbit to seek alternative sources of supply or to manufacture certain components internally would have a material adverse effect on Orbit's business, financial condition and results of operations.

     DEPENDENCE ON KEY EMPLOYEES. Orbit's future success depends in significant part upon the continued service of its technical and managerial personnel, all of whom are employed "at will." The loss of the services of any of Orbit's technical and managerial personnel could materially adversely affect Orbit's business, financial condition and results of operations. Orbit's future success also heavily depends on its continuing ability to attract and retain highly qualified technical, marketing and managerial personnel. Competition for qualified personnel is intense, particularly for personnel with expertise in Orbit's business. There can be no assurance that Orbit will be able to retain its key managerial and technical employees or that it will be successful in attracting, assimilating or retaining other highly qualified technical and managerial personnel in the future.

     PROTECTION OF KNOW-HOW AND TRADE SECRETS; INTELLECTUAL PROPERTY
CLAIMS. Orbit does not own any patents. Orbit has, however, devoted significant resources to develop its current level of expertise, and believes that its integrated circuit design know-how and processes are valuable assets that have been and will continue to be important to Orbit's business. Orbit relies primarily on a combination of nondisclosure agreements and other contractual provisions, as well as the confidentiality and loyalty of its employees, to protect its know-how processes. The failure of Orbit to protect its material know-how and processes could have a material adverse effect on Orbit's business, financial condition and results of operations. There can be no assurance that the steps taken by Orbit will be adequate to protect its proprietary rights or that a competitor will not independently develop know-how or processes similar or superior to those of Orbit.

     The semiconductor industry is characterized by frequent litigation regarding patent and intellectual property rights. As is typical in the semiconductor industry, and as has been the case in the past and is likely to be the case in the future, from time to time Orbit may be notified that it is infringing certain patents and other intellectual property rights of others. Certain claims have been filed against Orbit. If any other claim arises, Orbit will evaluate its merits, and may seek a license from the claimant. There can be no assurance that licenses, if needed by Orbit, would by obtained on acceptable terms, that litigation will not occur or that damages for past infringement by Orbit, if any, will not be material. Litigation, which could result in substantial cost to and diversion of resources of Orbit, may be necessary to enforce intellectual property rights of Orbit or to defend Orbit against infringement claims. The failure to obtain necessary licenses or the advent of litigation could have a material adverse effect on Orbit's business, financial condition and results of operations.

     INTENSE COMPETITION. The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change and design and other technological obsolescence. Orbit competes with domestic and international semiconductor companies, many of which have substantially greater financial and other resources than Orbit with which to pursue engineering, manufacturing, marketing and distribution of their products. Orbit expects continued competition from existing competitors as well as competition from new entrants in the semiconductor market. The ability of Orbit to compete successfully in the rapidly evolving area of high performance integrated circuit technology depends on several factors, including success in designing and manufacturing new products that implement new technologies, maintaining adequate sources of raw materials, protecting Orbit's process and know-how, maintaining high product quality and reliability, competitive pricing, and efficient production. Increased competition could result in price reduction, reduced margins and loss of market share, any of which could materially adversely affect Orbit's business, financial condition and results of operations. There is no assurance that Orbit will be able to compete successfully in the future.

     PRODUCTION YIELD FLUCTUATIONS. The manufacture of semiconductor products is a highly complex and precise process. Defects in masks, impurities in the material used, contamination of the manufacturing environment, equipment failure and other difficulties in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Wafer yields can decline without warning, resulting in substantially higher product costs and inventory shortages. Yield problems may take substantial time to analyze and correct. While Orbit has not experienced material fluctuations in production yields in the past, there can be no assurance that Orbit will not experience production yield problems in the future, or that any problem of that type will not materially adversely affect Orbit's business, financial condition and results of operations.

     RAPID TECHNOLOGICAL CHANGE; IMPLEMENTATION OF UPGRADED MANUFACTURING PROCESSES. The business in which Orbit is engaged is characterized by rapid technological change and new process technologies and enhancements. Orbit's competitiveness and future success will depend in large part upon the technological quality of its products and processes relative to those of its competitors and its ability both to develop new and enhanced process technologies and to introduce them at competitive prices and on a timely and cost-effective basis. In addition, new technology or product introductions by Orbit's competitors could cause a decline in sales or loss of market acceptance of Orbit's existing programs and products. The success of Orbit in developing, introducing, selling and supporting new and enhanced technologies depends upon a variety of factors including timely and efficient completion of process design and development, timely and efficient implementation of manufacturing processes, software development, and effective sales, marketing and customer service. Orbit is presently upgrading its manufacturing capabilities to utilize a 6-inch wafer and 0.8 micron process technology, and Orbit also plans to upgrade its manufacturing capabilities to utilize 8-inch wafers and a 0.6 or 0.5 micron process technology. Orbit's management has limited or no experience to date with such processes. The failure to successfully select, develop, manufacture and market new programs and products, or to enhance its existing technologies, could materially adversely affect Orbit's business, financial condition and results of operations.



     CUSTOMER CONCENTRATION. Historically, a significant portion of Orbit's revenues in any particular period have been attributable to sales to a small number of customers. The composition of Orbit's largest customers has varied from year to year. Sales to Orbit's five largest customers accounted for 25%, 32% and 30% of Orbit's revenues during 1995, 1994 and 1993, respectively, and 26% for the three months ended March 31, 1996. Orbit primarily conducts its sales on a purchase order basis, rather than pursuant to long-term supply contracts. The loss of any significant customer, any reduction in orders by Orbit's significant customers, or the cancellation or rescheduling of a significant customer order, including reductions or cancellations due to customer departures from recent buying patterns, financial difficulties of one or more significant customers, or market, economic or competitive conditions in the semiconductor industry or in industries that use Orbit's customers' products, could materially adversely affect Orbit's business, financial condition and results of operations.


     ENVIRONMENTAL REGULATIONS. Orbit is subject to a variety of governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any of those regulations could require Orbit to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If substantial additional expenses were incurred by Orbit, product costs could significantly increase, thus materially adversely affecting Orbit's business, financial condition and results of operations. Orbit believes its use, storage, handling, discharge or disposal of such materials complies in all material respects with applicable governmental regulations and that it has obtained all material permits necessary to conduct its business. Any failure by Orbit to comply with present or future environmental laws, rules and regulations could result in fines being imposed on Orbit, suspension of production or cessation of operations, any of which could have a material adverse effect on Orbit's business, financial condition and results of operations.


                              RECENT DEVELOPMENTS



     The following unaudited selected consolidated financial data of the DII Group and Orbit for the three months ended June 30, 1996 and 1995 have been derived from unaudited consolidated financial statements not included in or incorporated herein by reference, but in the respective companies' opinions reflect all adjustments (consisting only of normal, recurring adjustments) necessary for the fair presentation of the companies' respective results of operations for the periods then ended. The results of operations for the interim period ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year.

               THE DII GROUP SELECTED CONSOLIDATED FINANCIAL DATA


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                             THREE MONTHS
                                                                            ENDED JUNE 30,
                                                                         ---------------------
                                                                         1996(1)        1995
                                                                         -------       -------
Net sales..............................................................  $97,752        83,363
Income before income taxes.............................................  $ 7,151         5,748
Primary earnings per share.............................................  $  0.61          0.48
Fully diluted earnings per share.......................................  $  0.55          0.48


- ---------------

(1) Income before income taxes for the three months ended June 30, 1996 includes $1,104 of costs associated with the Merger. Primary and fully diluted earnings per share for the three months ended June 30, 1996 would have been $0.69 and $0.61, respectively without the pre-tax merger costs of $1,104. The combined company expects to incur similar pre-tax charges of approximately $3,000 in the quarter ended September 30, 1996.



     The 17% increase in net sales for the three months ended June 30, 1996 versus the three months ended June 30, 1995 was due primarily to the revenues of the DOVatron International Contract Electronics Manufacturing ("CEM") facility in Clearwater, Florida, which was purchased in November 1995, the TTI Testron acquisition which occurred in August 1995 and the Chemtech (UK) Limited acquisition which occurred in April 1996. See Note 2 to the DII Group's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the DII Group's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated herein by reference, for information concerning acquisitions effected by the DII Group in 1995.



     Income before income taxes increased to 7.3% (or 8.4% excluding merger costs) of net sales in the three months ended June 30, 1996, from 6.9% in the three months ended June 30, 1995, due to the improvement in gross margin to 18.9% from 16.0%. Gross margin improved because of the continued growth of the DII Group's higher margin electronics manufacturing services companies offset in part by lower margin CEM customer deferrals.



                   ORBIT SELECTED CONSOLIDATED FINANCIAL DATA


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                             THREE MONTHS
                                                                            ENDED JUNE 30,
                                                                         ---------------------
                                                                          1996          1995
                                                                         -------       -------
Net sales..............................................................  $17,312        16,174
Income before income taxes.............................................  $ 2,368         2,817
Primary earnings per share.............................................  $  0.17          0.20
Fully diluted earnings per share.......................................  $  0.17          0.20



     The 7% increase in net sales for the three months ended June 30, 1996 versus the three months ended June 30, 1995 was due primarily to the increases in gate array revenue (including both ENCORE! and mixed-signal designs) and value-added manufacturing business, offset in part by a scheduled decline of revenues attributable to the low margin foundry program, which will be phased-out by the end of the third quarter of 1996. Income before income taxes decreased to 13.7% of net sales in the three months ended June 30, 1996 from 17.4% in the three months ended June 30, 1995 primarily due to a decline in gross margin to 42% from 45%, and to a lesser extent, higher selling expenses. Gross margin declined due to increased costs associated with the build-up of engineering and manufacturing capabilities relating to the upgrade and expansion of Orbit's existing 4-inch wafer line utilizing 1.2 micron process technology to its current 0.8 micron process technology and a 6-inch wafer line expected to be completed late in the fourth quarter of 1996, allowing for production to begin late in the first quarter of 1997. Selling expenses increased primarily as a result of additional sales personnel relating to the upgrade and expansion to the current 0.8 micron process technology and 6-inch wafer line.


                                  THE MEETINGS

GENERAL


     This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation by the DII Group Board and the Orbit Board of proxies to be voted at the DII Group Meeting and the Orbit Meeting, each of which will be held on August 22, 1996.


     At the Meetings, the DII Group stockholders and Orbit stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. The description of the principal terms of the Merger contained herein is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex A and is incorporated herein by this reference. At the DII Group Meeting, the DII Group stockholders also will consider and vote on proposals to amend the DII Group Stock Incentive Plan and Stock Purchase Plan.

MEETINGS, RECORD DATE AND OUTSTANDING SHARES

     The DII Group.


     The DII Group Meeting will be held on August 22, 1996 at 11:00 a.m., local time, at the executive offices of the DII Group located at 6273 Monarch Park Place, Suite 200, Niwot, Colorado. Only holders of record of DII Group Common Stock at the close of business on July 18, 1996, are entitled to notice of and to vote at the DII Group Meeting. On the DII Group record date, there were approximately 2,230 stockholders of record, and 8,189,492 shares of DII Group Common Stock outstanding.


     Orbit.


     The Orbit Meeting will be held on August 22, 1996 at 10:00 a.m., local time, at Orbit's executive offices, located at 169 Java Drive, Sunnyvale, California. Only holders of record of Orbit Common Stock at the close of business on July 18, 1996, are entitled to notice of and to vote at the Orbit Meeting. On the Orbit record date, there were approximately 80 Orbit stockholders of record, and 7,482,165 shares of Orbit Common Stock outstanding.


PROXIES, QUORUM AND VOTES REQUIRED

     The DII Group

     Each DII Group stockholder is entitled to one vote for each share of DII Group Common Stock held. The holders of a majority of the outstanding shares of DII Group Common Stock will constitute a quorum for the transaction of business at the DII Group Meeting. Shares of DII Group Common Stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval and shares held by a broker or nominee in "street name" where such broker or nominee does not have discretionary authority to vote such shares) will be counted for purposes of determining whether a quorum exists at the DII Group Meeting.


     The affirmative vote of the holders of a majority of the shares of DII Group Common Stock present or represented at the DII Group Meeting and entitled to vote is required for the approval and adoption of the Merger Agreement and the transactions contemplated thereby and the approval of the amendments to the DII Group Stock Incentive Plan and Stock Purchase Plan. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the number of shares present and entitled to vote with respect to any such matter, but will not be counted as a vote in favor of such matter. Accordingly, an abstention from voting on a matter will have the same legal effect as a vote against the matter. If a broker or nominee holding stock in "street name" indicates on the proxy that it does not have discretionary authority to vote as to a particular matter ("broker non-votes"), those shares will not be considered as present and entitled to vote with respect to such matter.



     The accompanying proxy may be revoked at any time before it is exercised by giving a later proxy, notifying the Secretary of the DII Group in writing, or voting in person at the DII Group Meeting. Subject to any such revocations, all DII Group Common Stock represented by properly executed proxies will be voted in accordance with specifications on such proxies. If no such specifications are made, proxies will be voted for approval and adoption of the Merger Agreement and the transactions contemplated thereby and approval of the amendments to the DII Group Stock Incentive Plan and Stock Purchase Plan.


     THE ACTIONS PROPOSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, ALL BENEFICIAL OWNERS OF DII GROUP COMMON STOCK ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTES.

     Orbit.

     Each Orbit stockholder is entitled to one vote for each share of Orbit Common Stock held. The holders of a majority of the outstanding shares of Orbit Common Stock will constitute a quorum for the transaction of business at the Orbit Meeting. Shares of Orbit Common Stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval and shares held by a broker or nominee in "street name" where such broker or nominee does not have discretionary authority to vote such shares) will be counted for purposes of determining whether a quorum exists at the Orbit Meeting.


     The affirmative vote of the holders of a majority of the shares of Orbit Common Stock outstanding on the record date for the Orbit Meeting is required for the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the number of shares present and entitled to vote with respect to the Merger Agreement, but will not be counted as a vote in favor of such matter. If a broker or nominee holding stock in "street name" indicates on the proxy that it does not have discretionary authority to vote as to the approval and adoption of the Merger Agreement, those shares will not be considered as present and entitled to vote with respect to such matter. In light of the treatment of abstentions and broker non-votes and the fact that the vote required to approve and adopt the Merger Agreement and the transactions contemplated thereby is stated as a percentage of the total number of outstanding shares on the record date, abstentions and broker non-votes will have the same effect as votes against approval and adoption of the Merger Agreement and the transactions contemplated thereby.



     The accompanying proxy may be revoked at any time before it is exercised by giving a later proxy, notifying the Secretary of Orbit in writing, or voting in person at the Orbit Meeting. Subject to any such revocation, all Orbit Common Stock represented by properly executed proxies will be voted in accordance with specifications on such proxies. If no such specifications are made, proxies will be voted FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby.



     Certain stockholders of Orbit have entered into agreements with the DII Group relating to an aggregate of 3,074,404 shares of Orbit Common Stock, or approximately 41% of the shares of Orbit Common Stock outstanding on the record date for the Orbit Meeting, pursuant to which they have granted, severally and not jointly, irrevocable proxies to the DII Group to vote such shares in favor of the Merger Agreement and the transactions contemplated thereby. See "The Merger Agreement and Related Agreements--Certain Other Agreements."


     THE ACTIONS PROPOSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, ALL BENE-

FICIAL OWNERS OF ORBIT COMMON STOCK ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTES.

SOLICITATION OF PROXIES


     The DII Group and Orbit will each bear the entire cost of solicitation of proxies from their respective stockholders and will share the costs of preparation, assembly, printing and mailing of this Joint Proxy Statement/Prospectus, the proxy and any additional information furnished to stockholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding in their names shares of DII Group Common Stock or Orbit Common Stock beneficially owned by others to forward to such beneficial owners. The DII Group and Orbit may reimburse persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the DII Group or Orbit, as the case may be, who will not receive additional compensation for such services. In addition, the DII Group and Orbit have retained Morrow & Co., Inc. to assist in their solicitation of proxies. That firm will solicit proxies by mail, telephone, telegram and personal interview. For these services, Morrow & Co., Inc. will be paid a fee of approximately $7,500 by the DII Group and approximately $4,000 by Orbit, plus out-of-pocket costs and expenses.


                                   THE MERGER

BACKGROUND OF THE MERGER


     The terms of the Merger Agreement are the result of arms'-length negotiations between representatives of the DII Group and Orbit. The following is a brief discussion of the events that led to the negotiations and the Merger Agreement and related transactions.



     In early 1995, as part of its strategy to enhance its position as a leading provider of value-added engineering and manufacturing solutions to the worldwide electronics industry, the DII Group made it known to several investment bankers, including Needham, an investment banking firm which had previously provided services to the DII Group, that the DII Group was interested in expanding the breadth and depth of its products and services to include quick-turn ASIC solutions. As a result, Mr. George Needham, the Chief Executive Officer of Needham, introduced Messrs. Ronald R. Budacz and Carl R. Vertuca, Jr., the DII Group's Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer, respectively, to Mr. Gary P. Kennedy, Orbit's President and Chief Executive Officer, at the American Electronics Association investors' conference in Monterey, California, in October 1995. Through its previous associations, Needham was generally familiar with Orbit's and the DII Group's overall corporate strategies, but had no formal relationships with either the DII Group or Orbit at the time of Mr. Needham's introduction of Messrs. Budacz and Vertuca to Mr. Kennedy.


     During the week of March 4, 1996, Mr. Budacz inquired as to the status of Orbit during a telephone conversation with Mr. John Michaelson of Needham. Mr. Michaelson arranged a meeting for March 13, 1996 between Mr. Budacz and Mr. Kennedy.

     At the March 13, 1996 meeting, held at Orbit's Sunnyvale, California offices, Mr. Budacz and Mr. Kennedy discussed their companies' respective strategies. It was agreed that the DII Group and Orbit would exchange publicly-available information regarding the respective companies.


     On March 20, 1996, Messrs. Budacz and Vertuca met with Mr. Kennedy and Mr. Joseph K. Wai, Orbit's Executive Vice President and Chief Financial Officer, and Mr. I. Duncan Robertson, Orbit's Treasurer, at Orbit's Sunnyvale, California offices. The parties discussed their respective strategic views. Mr. Budacz indicated that he believed a combination would be beneficial because it would broaden the respective companies' customer bases and enable the combined company to provide a vertically integrated outsourcing technology solution with decreased time-to-market and lower costs. Mr. Kennedy indicated that he believed a combination would be beneficial to Orbit because Orbit would be able to leverage the DII Group's global market presence, technology and manufacturing leadership and its strong financial position and capital resources. The parties also discussed generally the possibility of a stock-for-stock merger and the desire that any transaction be accounted for as a pooling of interests. Following these discussions, each party agreed that the strategies and benefits discussed warranted further discussion and consideration.

     On April 2, 1996, Mr. Budacz, Mr. Vertuca, Mr. Kennedy, Mr. Wai, Mr. Robertson and Mr. Chad Keck of Needham met at Orbit's Sunnyvale, California offices. At the April 2 meeting, the benefits of a strategic combination were explored in detail, after which each of the DII Group and Orbit expressed its respective preliminary interest in proceeding with more substantial investigations and discussions regarding a possible strategic combination.

     Between April 2 and May 9, 1996, senior management of each of the DII Group and Orbit conducted substantial due diligence investigations and participated in various intracompany and intercompany discussions regarding their respective due diligence findings and preliminary valuations of Orbit.

     On April 8 and again on April 9, 1996, Mr. Kennedy met with Dr. Gerard T. Wrixon, an outside director of the DII Group, in Cork, Ireland. Mr. Kennedy and Dr. Wrixon discussed Orbit's technology and production capabilities. Dr. Wrixon had been asked by Mr. Budacz to review Orbit's technology given Dr. Wrixon's knowledge of and experience in the semiconductor industry.


     On May 9, 1996, Messrs. Budacz and Vertuca and Messrs. Kevin Tice and Adam Perrett of Salomon Brothers met with Messrs. Kennedy and Robertson and Messrs. Keck and Donald McNamara of Needham. At the May 9, 1996 meeting, the DII Group and Orbit reached an understanding that, subject to further due diligence and confirmation of the expected benefits of the combination, a business combination structured as a stock-for-stock merger should be pursued. The DII Group and Orbit also reached a preliminary understanding that, if a merger was pursued to completion, an exchange ratio of 0.45 of a share of DII Group Common Stock for each outstanding share of Orbit Common Stock would be an appropriate exchange ratio.



     On May 13 and May 14, 1996, Mr. Thomas J. Smach, Vice President-Finance of the DII Group, and representatives of Salomon Brothers met with representatives of Orbit to conduct a further due diligence review of Orbit's products, manufacturing capacity, financial forecast and financial position. During this period, Orbit representatives continued their due diligence review of the business and financial position of the DII Group.


     Also on May 13 and May 14, 1996, the DII Group Board held meetings during which the proposed merger with Orbit was discussed. During the May 13 DII Group Board meeting, Messrs. Budacz and Vertuca informed the DII Group Board of their discussions with Orbit, the status of those discussions and the results of the due diligence investigations performed to that date. Dr. Wrixon also described to the DII Group Board his discussions with Mr. Kennedy. During the May 14 Board meeting, Messrs. Budacz and Vertuca reviewed with the DII Group Board the potential advantages and disadvantages of a strategic business combination with Orbit. As a result of these meetings, the DII Group Board authorized Mr. Budacz to pursue further discussions with Orbit. The DII Group Board also authorized the retention of Salomon Brothers as the DII Group's financial advisor in connection with any potential strategic combination. At the May 14 meeting, Dr. Wrixon agreed to continue his review of Orbit.

     On May 14, 1996, the DII Group and Orbit signed confidentiality agreements pursuant to which each party agreed, among other things, to keep confidential information furnished to each party by the other for the purpose of evaluating the possible business combination.

     On May 15, 1996, Dr. Wrixon visited Orbit's Sunnyvale, California facility and reviewed Orbit's manufacturing processes and technology capabilities.


     On May 21, 1996, the Orbit Board held a meeting at which it was informed of the discussions with the DII Group and of the status of the discussions. The Orbit Board discussed in general terms the technology and resources of the DII Group and authorized Mr. Kennedy to proceed with more substantial investigations and discussions regarding a possible strategic combination with the DII Group. The Orbit Board also discussed financial and legal issues related to a potential transaction with the DII Group. Representatives of Battle Fowler LLP, Orbit's outside legal counsel, and Mr. Robertson also participated in the meeting. The Orbit

Board also authorized the retention of Needham as Orbit's financial advisor in connection with any potential strategic combination.

     Between May 21 and June 1, 1996, representatives of the DII Group and Orbit continued their respective due diligence examinations.


     On June 1, 1996, the DII Group Board, along with Mr. Smach, Mr. Ronald R. Snyder, the DII Group's Senior Vice President of Sales and Marketing, and Mr. Dermott O'Flanagan, a DII Group Senior Vice President and President of DOVatron's Worldwide Contract Manufacturing, held a telephonic meeting. At the meeting, Dr. Wrixon and others reported on the status of the DII Group's due diligence investigation of Orbit. Dr. Wrixon then delivered a general report on semiconductor technology and the future prospects of both the semiconductor industry and the DII Group's and Orbit's participation in that industry. It was agreed that Dr. Wrixon and Mr. Alexander W. Young, a director of the DII Group, would serve as members of an independent Acquisition Committee for purposes of reviewing the proposed merger with Orbit. Dr. Wrixon and Mr. Young were chosen by their fellow directors to serve on the Acquisition Committee because of their expertise in and knowledge of the semiconductor industry. It was further agreed that Mr. Young would telephone Mr. Richard B. Kash, an officer and director of Orbit, to arrange for further investigation of Orbit's mixed-signal gate array capabilities. A telephone conference between Mr. Young and Mr. Kash took place on June 4, 1996.



     During the week of June 2, representatives of the two companies and their respective technical, legal and financial advisors continued to conduct their due diligence review. During this period, representatives of the two companies and their respective legal counsel negotiated the definitive agreement providing for the Merger. On June 6, 1996, Messrs. Budacz and Vertuca held further discussions with Messrs. Kennedy, Wai and Robertson at Orbit's Sunnyvale, California offices concerning Orbit's planned upgrading of its manufacturing capabilities.



     On June 7, 1996, the Orbit Board met by telephone to discuss the proposed combination with the DII Group. At the meeting: Orbit senior management discussed the status of negotiations and the potential benefits and risks of the business combination; representatives of Battle Fowler LLP summarized the material terms of the Merger Agreement, applicable legal principles in the review thereof and the results of due diligence evaluations; and representatives of Deloitte & Touche LLP, Orbit's independent auditors, discussed the proposed accounting treatment for the transaction. Needham reviewed with the Orbit Board its financial analysis of the proposed merger and delivered its opinion to the effect that, as of such date, the proposed exchange ratio was fair to the holders of Orbit Common Stock from a financial point of view. The Orbit Board reviewed and fully discussed the terms of the proposed Merger Agreement and approved the Merger Agreement and the Merger and authorized management to proceed with the Merger. Mr. Kennedy informed Mr. Budacz and Mr. Vertuca of the Orbit Board's vote by telephone on the night of June 7.



     On June 9, 1996, the DII Group Board met to discuss the proposed merger. At the meeting, Messrs. Budacz, Vertuca and Smach discussed the DII Group's due diligence with respect to Orbit and the benefits and potential risks of the business combination, and Mr. Young and Dr. Wrixon delivered the results of their review of Orbit and its business. In addition, Salomon Brothers delivered to the DII Group Board its opinion that, as of such date, the Exchange Ratio was fair to the DII Group from a financial point of view. For purposes of the DII Group Board's further understanding of Salomon Brothers' opinion, Salomon Brothers also gave a detailed financial presentation on the proposed transaction. Also, the DII Group's outside legal counsel, Curtis, Mallet-Prevost, Colt & Mosle, summarized for the Board the material terms of the Merger Agreement. The DII Group Board approved the Merger Agreement and the Merger and authorized management to proceed with the Merger.


     Following the DII Group Board meeting, the parties executed the Merger Agreement and subsequently issued a joint press release announcing the Merger.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS

     The DII Group's Reasons for the Merger; Recommendation of the DII Group Board.

     As part of its strategy to enhance its position as a leading provider of value-added engineering and manufacturing solutions to the worldwide electronics industry, the DII Group has actively pursued acquisitions in order to provide integrated outsourcing technology solutions with time-to-market and lower cost advantages. The DII Group believes that by offering a comprehensive set of integrated manufacturing services, DII Group companies are better able to develop long-term relationships with their customers, expand into new markets and enhance contract volume and profitability. The DII Group identified the acquisition of a quick-turn, design-oriented ASIC company as an important part of this strategy based upon the need of customers of DII Group companies to find more cost-effective logic device solutions with time-to-market advantages.

     Orbit is an independent manufacturer and world marketer of quick-turn application specific integrated circuits. Orbit's ENCORE! conversion program permits customers to obtain time-to-market and lower per circuit manufacturing costs. Many of the DII Group's contract electronics manufacturing customers presently incorporate field programmable gate arrays ("FPGAs") into their designs with the intention of converting to ASICs when the product enters high volume manufacturing. However, as shorter product life cycles lead customers to decrease their own time-to-market, most conversions are deferred due to cost and timing constraints. Orbit's quick-turn technology solutions and low non-recurring engineering charges allow reductions in cost for customers without increasing their time-to-market. The DII Group believes that these capabilities will enable the DII Group to offer vertically integrated technology solutions incorporating these benefits, thereby providing a lower cost, value-added manufacturing solution as compared to the DII Group's competitors.

     The DII Group Board has unanimously approved the Merger Agreement and the Merger, has determined that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, the DII Group and its stockholders, and therefore unanimously recommends that the holders of DII Group Common Stock vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the DII Group Board has identified the following potential benefits of the Merger that it believes will contribute to the success of the combined company:

     -- ENHANCED VERTICALLY INTEGRATED TECHNOLOGY SOLUTIONS. The DII Group believes that the Merger will enable the DII Group to offer a more comprehensive outsourcing technology solution with the time-to-market and cost advantages of Orbit's quick-turn ASIC manufacturing capabilities. Additionally, the Merger will enable the DII Group to maintain its technology leadership in order to secure partnerships with customers in the early stages of their product development and to support their quick-turn manufacturing requirements.

     -- ENHANCED PRODUCTS AND SERVICES. The DII Group believes that the acquisition of Orbit will provide the DII Group with a unique set of capabilities to provide quick-turn, cost-effective logic solutions to its customer base. Orbit specifically provides semiconductor logic design, manufacturing and engineering support services that allow its customers' design engineers to effectively manage ASIC development, production scheduling and inventory control. Orbit's ENCORE! program allows Orbit engineers to convert their customers' FPGAs into Orbit gate arrays at low non-recurring engineering charges and with short lead times. In addition, Orbit offers mixed-signal technology (analog and digital technology on the same chip) as customers demand more functionality on the same chip. Through the acquisition of Orbit, the DII Group will obtain a new array of value-added services that will differentiate the DII Group from its competitors.

     -- EXPANDED CUSTOMER BASES. The DII Group believes that there are substantial cross-marketing opportunities between the customers of the DII Group and Orbit. In particular, the DII Group will market Orbit's quick-turn ASIC conversion service to the DII Group's customer base. In addition, Orbit's design engineers will identify new potential customers for the DII Group, including its contract manufacturing and quick-turn complex circuit board companies.

     In the course of its deliberations, the DII Group Board reviewed and considered a number of other factors relevant to the Merger, including:

     (i) an analysis of the relative value that Orbit might contribute to the future business and prospects of the combined company, including revenue and earnings contributions; (ii) the DII Group's and Orbit's respective businesses, historical financial performance, operations and products; (iii) the reports and opinions of the DII Group's management, including reports relating to the extensive due diligence review which had been conducted regarding Orbit's business, operations, technology and competitive position, and possible synergistic and expansion opportunities for the two companies; (iv) the availability of external foundry capacity enabling revenue growth; (v) Salomon Brothers' discussion with the DII Group Board of the aforementioned due diligence review; (vi) the opinion of Salomon Brothers that the Exchange Ratio was fair to the DII Group from a financial point of view; (vii) the expectation that the Merger will qualify for pooling of interests treatment for financial reporting purposes and will be tax-free for federal income tax purposes to the DII Group; (viii) the compatibility of corporate cultures of the DII Group and Orbit, including the companies' common focus on providing value-added services, assisting customers in meeting their time-to-market goals, and lowering manufacturing costs; (ix) reports from management and financial and legal advisors on the specific terms of the Merger Agreement and related agreements; and (x) the DII Group's and Orbit's historical and projected financial condition and results of operations which in the judgment of the DII Group Board supported the consideration to be paid by the DII Group in the Merger.


     The DII Group Board also considered a variety of potentially negative factors relating to the Merger including: (i) the potential dilutive effect of the issuance of DII Group Common Stock in the Merger; (ii) the substantial transaction charges expected to be incurred in connection with the Merger; (iii) the risk that the benefits sought in the Merger would not be fully achieved;
(iv) the substantial capital resources required to support Orbit's current business strategy of upgrading its current manufacturing capabilities; and (v) the risk that Orbit will not successfully implement the contemplated new manufacturing process technologies and enhancements. The DII Group Board believes that these risks are outweighed by the potential benefits to be gained by the Merger.


     The foregoing discussion of the information and factors considered by the DII Group Board is not intended to be exhaustive, but is believed to include all material factors considered by the DII Group Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the DII Group Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the DII Group Board may have given different weights to different factors.

     Orbit's Reasons for the Merger; Recommendation of the Orbit Board.

     The Orbit Board believes that the Merger is fair to and in the best interests of Orbit and its stockholders and recommends that the stockholders of Orbit vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Orbit Board considered the following reasons in reaching its conclusions to enter into the Merger Agreement and to recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby:


     - An assessment of Orbit's competitive position in the semiconductor design, manufacturing and engineering support business and the need for significant additional capital to complete Orbit's plans to upgrade its manufacturing capabilities;



     - Orbit's prospects for obtaining the additional capital necessary to complete its plans to upgrade its manufacturing capabilities should it remain independent and the significantly greater capital resources and access to the capital markets that would be available to the combined company after the Merger;


     - The DII Group's outsourcing strategy and customer-oriented operating philosophy and the opportunities anticipated after the Merger from increased access to the DII Group's large customer base and the DII Group's goodwill and name recognition in the electronics manufacturing industry and from the increased level and range of support that could be provided to customers by the combined company; and

     - The opportunity for Orbit stockholders to receive, on a tax-free basis, DII Group Common Stock that will enable them to participate in opportunities for growth in the combined company after the Merger.


     Prior to and at its June 7, 1996 meeting, the Orbit Board received presentations from, and reviewed the proposed terms and conditions of the Merger with, Orbit's management and representatives from Needham and Battle Fowler LLP as discussed above under "-- Background of the Merger." The Orbit Board also considered carefully the opinion rendered by Needham that, as of the date of such opinion, the Exchange Ratio was fair, from a financial point of view, to the stockholders of Orbit. See "-- Opinion of Financial Advisor to Orbit." The Orbit Board also considered, among other matters, (i) information concerning Orbit's and the DII Group's respective businesses, prospects, financial performance and condition, technology, management and competitive position, (ii) an analysis of the relative value that Orbit might contribute to the combined company, including projected revenue and earnings contributions, (iii) the current market conditions and historical market prices, volatility and trading information with respect to Orbit Common Stock and DII Group Common Stock, (iv) a comparison of the financial terms of selected recent merger and acquisition transactions, (v) the consideration to be received by Orbit stockholders in the Merger and the relationship between the market value of DII Group Common Stock to be issued in exchange for each share of Orbit Common Stock and Orbit's projected revenues, earnings, and other measures, (vi) the fact that the structure of the Merger Agreement was not designed to exclude other bona fide, unsolicited superior acquisition proposals, as described under the caption "The Merger Agreement and Related Agreements -- Solicitation of Alternative Transactions," (vii) the prospect for other strategic alternatives through which Orbit could obtain capital for its plans to upgrade its manufacturing capabilities that could produce similar or greater long-term value for Orbit stockholders, (viii) that Orbit would be represented on the DII Group Board, and
(ix) information concerning the status and prospects of Orbit's products and services.



     The Orbit Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including (i) the risk that the potential benefits of the Merger may not be fully realized, (ii) the risks associated with integrating Orbit's present and future products and services with the DII Group's products and services, (iii) Orbit's ability to attract and retain key management, technical and marketing personnel, and (iv) the other risks described above under the caption "Risk Factors."


     The Orbit Board did not quantify, reach independent conclusions regarding or otherwise assign relative weights to the individual factors considered in its deliberations concerning the Merger.

OPINIONS OF FINANCIAL ADVISORS

     Opinion of Financial Advisor to the DII Group

     At the meeting of the DII Group Board on June 9, 1996, at which the DII Group Board approved the Merger Agreement, Salomon Brothers delivered its opinion to the effect that, as of such date, the consideration to be paid by the DII Group in connection with the Merger is fair to the DII Group from a financial point of view. No limitations were imposed by the DII Group with respect to the investigations made or the procedures followed by Salomon Brothers in rendering its opinion. Salomon Brothers was not requested to, and did not, make any recommendation to the DII Group Board as to the Exchange Ratio to be provided for in the Merger, which Exchange Ratio was determined through arms'-length negotiations between the DII Group and Orbit.

     THE FULL TEXT OF THE OPINION OF SALOMON BROTHERS DATED JUNE 9, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS. DII GROUP STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. SALOMON BROTHERS' OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE PAID BY THE DII GROUP AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY DII GROUP STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH

RESPECT TO THE MERGER. THE SUMMARY OF THE OPINION OF SALOMON BROTHERS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Salomon Brothers reviewed the Merger Agreement and its related exhibits. Salomon Brothers also reviewed certain publicly available business and financial information relating to the DII Group and Orbit, as well as certain other information, including financial projections, provided to Salomon Brothers by the DII Group and Orbit. Salomon Brothers discussed the past and current operations and financial condition and prospects of the DII Group and Orbit with members of senior management of the DII Group and Orbit, respectively. Salomon Brothers also considered such other information, analyses, investigations and financial, economic, market and trading criteria that it deemed relevant.

     In arriving at its opinion, Salomon Brothers assumed and relied on the accuracy and completeness of the information reviewed by it for the purpose of its opinion, and did not assume any responsibility for independent verification of such information or for any independent evaluation or appraisal of the assets of the DII Group or Orbit. With respect to the DII Group's and Orbit's financial projections, Salomon Brothers assumed that such projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the DII Group or Orbit, as the case may be, as to the future financial performance of the DII Group or Orbit, as the case may be, and expressed no opinion with respect to such forecasts or the assumptions on which they were based. Salomon Brothers also assumed that the Merger would be accounted for as a pooling of interests in accordance with generally accepted accounting principles as described in Accounting Principles Board Opinion Number
16. Salomon Brothers' opinion was necessarily based upon business, market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion and did not address the DII Group's underlying business decision to effect the Merger, nor did it constitute a recommendation to any holder of DII Group Common Stock as to how such holder should vote with respect to the Merger. Salomon Brothers' opinion did not imply any conclusion as to the likely trading range for the DII Group Common Stock following the consummation of the Merger, which may vary depending on, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

     In arriving at its opinion and making its presentation to the DII Group Board at the June 9, 1996 meeting, Salomon Brothers considered and discussed certain financial analyses and other factors. As part of its evaluation of Orbit, Salomon Brothers performed the following: (a) a public market valuation, which analyzes a company's operating performance and outlook relative to a group of publicly-traded peers to determine an implied unaffected market trading value (in performing this analysis, Salomon Brothers selected companies that it deemed comparable to Orbit's most significant business segments, comparing certain financial information of Orbit to that of other such companies); (b) a precedent mergers and acquisitions transaction valuation, which provides a valuation range based upon financial information of companies in the same or similar industries that have been acquired in recent transactions; and (c) a discounted cash flow analysis, which provides insight into the intrinsic value of a company based on projected earnings and capital requirements. As part of its evaluation of the fairness of the merger consideration, Salomon Brothers also performed the following: (i) a pro forma merger analysis, in which Salomon Brothers analyzed certain pro forma effects on the DII Group resulting from the Merger; (ii) a contribution analysis, in which Salomon Brothers compared the relative ownership of the stockholders of the DII Group and the stockholders of Orbit in the surviving corporation to the projected contributions attributable to equity of each of the DII Group and Orbit; and (iii) an exchange ratio analysis, in which Salomon Brothers reviewed and analyzed the historical ratio of the daily closing prices of Orbit's common stock to that of the DII Group's common stock.

     This summary is not a complete description of the analyses performed by Salomon Brothers. In addition, Salomon Brothers believes that its analyses must be considered as a whole and that selecting portions of such analyses and of the factors considered by it, without considering all of such analyses and factors, could create an incomplete view of the process underlying the analyses set forth in the opinion and the presentation. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. With regard to the public market valuation analysis and the precedent mergers and acquisitions transaction valuation analysis referred to above, Salomon Brothers selected comparable public companies on the basis of various factors, including the size of the public company and similarity of the line of business; however, no public company utilized as a comparison is identical to Orbit or the business segments for which a comparison was made. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies to which Orbit or its business segments are being compared. In performing its analyses, Salomon Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the DII Group's or Orbit's control. Any estimates contained in such analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less than such estimates. Estimates of values of companies or parts of companies do not purport to be appraisals or necessarily to reflect the price at which such companies or parts may actually be sold, and such estimates are inherently subject to uncertainty.

     Salomon Brothers is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. The DII Group Board selected Salomon Brothers to act as its financial advisor on the basis of Salomon Brothers' international reputation, the DII Group's prior relationship with Salomon Brothers and Salomon Brothers' familiarity with the DII Group. Salomon Brothers is familiar with the DII Group, having provided certain investment banking and financial advisory services to it from time to time, including having participated in certain of the negotiations leading to the Merger Agreement.

     Salomon Brothers has acted as financial advisor to the DII Group in connection with the Merger and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of Salomon Brothers' business, Salomon Brothers and its affiliates may actively trade the debt and equity securities of the DII Group and the equity securities of Orbit for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Opinion of Financial Advisor to Orbit


     Orbit retained Needham to act as exclusive financial advisor to Orbit in connection with the proposed transaction with the DII Group. In connection with this engagement, Orbit requested Needham to render an opinion as to whether or not the Exchange Ratio was fair to the stockholders of Orbit from a financial point of view. Needham was not requested to, and did not, make any recommendation to the Orbit Board as to the Exchange Ratio to be provided for in the Merger, which Exchange Ratio was determined through arms'-length negotiations between Orbit and the DII Group.


     At a meeting of the Orbit Board on June 7, 1996, Needham delivered its oral opinion (subsequently confirmed in writing) that, as of such date and based upon the matters described therein, the Exchange Ratio is fair to the stockholders of Orbit from a financial point of view. Needham's opinion is directed only to the financial terms of the Merger Agreement and does not constitute a recommendation to any stockholder of Orbit as to how such stockholder should vote at the Orbit Meeting.

     NEEDHAM IS NOT EXPRESSING ANY OPINION AS TO WHAT THE VALUE OF DII GROUP COMMON STOCK WILL BE WHEN ISSUED TO THE STOCKHOLDERS OF ORBIT PURSUANT TO THE MERGER OR THE PRICES AT WHICH DII GROUP COMMON STOCK WILL ACTUALLY TRADE AT ANY TIME. THE COMPLETE TEXT OF THE JUNE 7, 1996 OPINION (THE "NEEDHAM OPINION"), WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY NEEDHAM, IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX C, AND THE SUMMARY OF THE NEEDHAM OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE NEEDHAM OPINION. ORBIT STOCKHOLDERS ARE URGED TO READ THE NEEDHAM OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY NEEDHAM.

     In arriving at its opinion, Needham, among other things, (i) reviewed a draft of the Merger Agreement; (ii) reviewed certain other documents relating to the Merger; (iii) reviewed certain publicly available information concerning the DII Group and Orbit and certain other relevant financial and operating data of the DII Group and Orbit made available from the internal records of the DII Group and Orbit; (iv) reviewed the historical stock prices and trading volumes of the DII Group's and Orbit's common stock; (v) visited the

Orbit facility in Sunnyvale, California; (vi) held discussions with members of senior management of the DII Group and Orbit concerning their current and future business prospects; (vii) reviewed certain financial forecasts and projections prepared by the respective managements of the DII Group and Orbit; (viii) compared certain publicly available financial data of companies whose securities are publicly traded, which Needham deemed generally comparable to the business of Orbit, to similar data for Orbit; (ix) reviewed the financial terms of certain other business combinations that Needham deemed generally relevant; and
(x) performed and/or considered such other studies, analyses, inquiries and investigations as Needham deemed appropriate. Needham assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for purposes of its opinion. With respect to the DII Group's and Orbit's financial forecasts provided to Needham by their respective managements, Needham assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the separate future operating and financial performances of the DII Group and Orbit, respectively. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Orbit or the DII Group. Needham's opinion states that it was based on economic, monetary and market conditions existing as of the date of such opinion.

     Based on this information, Needham performed a variety of financial analyses of the Merger and the Exchange Ratio. The following paragraphs summarize the significant quantitative and qualitative analyses performed by Needham in arriving at its opinion presented to the Orbit Board.

     Contribution Analysis. Needham reviewed and analyzed the pro forma contribution of each of the DII Group and Orbit to pro forma combined operational and financial information as of and for the twelve months ended March 31, 1996. Needham reviewed, among other things, the pro forma contributions to revenues, net income, assets and stockholders' equity. Based on this analysis, Orbit contributed 14.5% to pro forma combined revenues, 24.1% to pro forma combined net income, 18.4% to pro forma combined assets and 18.4% to pro forma combined stockholders' equity. Based on the Exchange Ratio, Orbit's stockholders will own approximately 28.9% of the DII Group after the Merger. The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

     Comparable Company Analysis. Needham compared selected historical and projected operating and stock market data and operating and financial ratios for Orbit to the corresponding data and ratios of certain publicly traded contract manufacturing and semiconductor and programmable logic device companies which it deemed generally comparable to Orbit. Such data and ratios included total market capitalization to historical and projected revenue, price per share to historical and projected earnings per share and market value to historical book value.

     Companies deemed to be generally comparable to Orbit included Hadco Corporation, Praegitzer Industries, Inc., and the DII Group in the contract manufacturing industry; Tower Semiconductor Ltd., an Israeli-based semiconductor foundry; and Actel Corporation, Altera Corporation, Lattice Semiconductor Corporation and Xilinx, Inc. in the programmable logic device sector of the semiconductor industry.

     For contract manufacturing companies, the multiples of total market capitalization to last twelve months ("LTM") revenues ranged from 0.7 to 2.1 with a mean of 1.2 and a median of 0.9; the multiples of market capitalization to projected 1996 revenues ranged from 0.6 to 1.4 with a mean of 0.9 and a median of 0.7; the LTM price-earnings multiples ranged from 8.4 to 20.4 with a mean of 14.9 and a median of 15.7; the projected 1996 price-earnings multiples ranged from 7.6 to 13.1 with a mean of 10.9 and a median of 12.2; and the multiples of market value to historical book value ranged from 1.8 to 13.7 with a mean of 6.0 and a median of 2.4.

     For Tower Semiconductor Ltd. the multiple of total market capitalization to LTM revenues was 1.6; the multiple of total market capitalization to projected 1996 revenues was 1.3; the LTM price-earnings multiple was 7.8; the projected 1996 price-earnings multiple was 8.5; and the multiple of market value to historical book value was 1.0.

     For the programmable logic device companies, the multiples of total market capitalization to LTM revenues ranged from 2.7 to 4.1 with a mean of 3.3 and a median of 3.3; the multiples of market capitalization to projected 1996 revenues ranged from 2.2 to 3.6 with a mean of 2.8 and a median of 2.7; the LTM price-earnings multiples ranged from 17.3 to 40.3 with a mean of 25.8 and a median of 22.9; the projected 1996 price-earnings multiples ranged from 14.4 to 24.7 with a mean of 18.9 and a median of 18.3; and the multiples of market value to historical book value ranged from 2.5 to 6.8 with a mean of 5.5 and a median of 6.3.

     These ratios compared with the following ratios for Orbit, calculated based on the closing price of DII Group Common Stock on the trading day prior to the announcement of the Merger and the Exchange Ratio of 0.45: total market capitalization to LTM revenues of 1.8; total market capitalization to projected 1996 revenues of 1.5; LTM price-earnings multiple of 25.1; projected 1996 price-earnings multiple of 15.0; and market value to historical book value multiple of 2.9.

     Comparable Transaction Analysis. Needham also analyzed publicly available financial information for fifteen selected mergers and acquisitions of companies in the electronics industry. In examining these transactions, Needham analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration offered, such as one-day and four-week premiums of the consideration offered to the target's stock price; aggregate transaction value as multiples of LTM revenues, earnings before interest and taxes ("EBIT"), and earnings before interest, taxes, depreciation and amortization ("EBITDA"); and multiples of market value to LTM net income and historical book value. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances.

     Proposed and completed technology transactions analyzed by Needham included: Xyplex, Inc. (Raytheon Co.)/Whittaker Corp.; E for M Corp./Marquette Electronics Inc. USA; American Electronic Components/Echlin Inc.; Advance Circuits, Inc./Johnson Matthey PLC; Zenith Electronic Corp./LG Electronics Co. Ltd. (LG Group); Joslyn Corp./Danaher Corp.; Best Power Technology/General Signal Corporation; Data Switch Corporation/General Signal Corporation; Pulse Engineering, Inc./Technitrol, Inc.; Xyplex, Inc./Raytheon Co.; Sunward Technologies, Inc./Read-Rite Corp.; Eldec Corp./Crane Co.; MIPS Computer Systems, Inc./Silicon Graphics, Inc.; Avantek, Inc./Hewlett-Packard Company; and LPL Technologies, Inc./LPL Acquisition Corp.

     For these transactions the one-day stock price premium (discount) ranged from (22.6%) to 189.2% with a mean of 45.2% and a median of 35.8%; the four-week stock price premium (discount) ranged from (23.5%) to 209.9% with a mean of 59.3% and a median of 51.0%. The multiples of transaction value to LTM sales ranged from 0.1 to 2.4 with a mean of 1.0 and a median of 1.0; the LTM EBIT multiples ranged from 0.5 to 32.9 with a mean of 16.5 and a median of 11.5; and the LTM EBITDA multiples ranged from 0.5 to 34.1 with a mean of 13.1 and a median of 11.0. The multiples of market value to LTM net income ranged from 0.3 to 67.4 with a mean of 23.9 and a median of 19.3; and the multiples of market value to book value ranged from 0.1 to 3.9 with a mean of 1.7 and a median of 1.7.


     These premiums and ratios compared with the following for Orbit, calculated based on the closing price of DII Group Common Stock on the trading day prior to the announcement of the Merger and the Exchange Ratio of 0.45: one-day stock price premium of 37.8%, four-week stock price premium of 72.4%, LTM sales multiple of 1.8, LTM EBIT multiple of 15.1, LTM EBITDA multiple of 9.3, market value to LTM net income multiple of 20.0, and market to book value multiple of 2.9.


     Stock Trading History. Needham examined the history of trading prices and volumes for Orbit Common Stock and DII Group Common Stock, both separately and in relation to each other, and the relationship between movements of Orbit Common Stock and DII Group Common Stock and movements in composite indices such as the Standard & Poor's 500, Nasdaq Composite and the Dow Jones Industrials.

     No company or transaction used in any comparable analysis as a comparison is identical in the case of Orbit. Accordingly, these analyses are not mathematical; rather they involve complex considerations and judgments concerning differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies and transactions to which they are being compared.


     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of Orbit or the DII Group. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable as set forth therein. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold.


     Pursuant to the terms of the engagement letter between Needham and Orbit, Orbit has agreed to pay Needham an advisory fee of $75,000. Needham will also receive an additional transaction fee, upon consummation of the Merger, of 1.25% of the aggregate consideration received by Orbit and/or its stockholders in the Merger (approximately $1,073,000 based on the closing price of DII Group Common Stock and the number of shares of Orbit Common Stock outstanding on June 21,
1996). Orbit has also agreed to reimburse Needham for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Needham as financial advisor to Orbit.

     Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham was retained by the Orbit Board to act as Orbit's financial advisor in connection with the Merger based on Needham's experience as a financial advisor in mergers and acquisitions as well as Needham's familiarity with the contract manufacturing and semiconductor industries. In the normal course of its business, Needham may actively trade the equity securities of Orbit or the DII Group for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in such securities. In addition, Needham has previously provided investment banking services to the DII Group on matters unrelated to the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following discussion summarizes certain material federal income tax consequences of the Merger to Orbit, the DII Group, Merger Sub and holders of Orbit Common Stock. This discussion is based on current provisions of the Code, existing and proposed Treasury Regulations promulgated thereunder and current court rulings and administrative rulings, all of which are subject to change, possibly on a retroactive basis. Any such change may alter the tax consequences described herein. This discussion does not address all aspects of federal income taxation that may be relevant to particular stockholders and may not be applicable to all classes of stockholders including, without limitation those who are not citizens or residents of the United States or who will acquire DII Group Common Stock, pursuant to the exercise of employee stock options or otherwise as compensation, nor is the effect of any applicable foreign, state, local or other tax laws considered. This discussion assumes that Orbit stockholders hold their Orbit Common Stock as capital assets within the meaning of Section 1221 of the Code. EACH STOCKHOLDER SHOULD CONSULT WITH SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.


     The Merger is intended to constitute a tax-free reorganization under
Section 368(a) of the Code, and the DII Group, Merger Sub and Orbit will each be a party to the reorganization within the meaning of Section 368(b) of the Code. No ruling has been sought from the Internal Revenue Service as to the federal income tax consequences of the Merger, and the opinions of counsel referred to below are not binding on the Internal Revenue Service or any court and only represent counsels' best judgment.

     As a tax-free reorganization, the Merger would have the following federal income tax consequences for Orbit, the DII Group, Merger Sub and stockholders of
Orbit:


    1. No gain or loss will be recognized by holders of Orbit Common Stock as a result of the exchange of such shares for shares of DII Group Common Stock pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. Any cash received by a stockholder of Orbit in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be a capital gain or loss equal to the difference between the cash received and the portion of the stockholder's adjusted tax basis in Orbit Common Stock allocable to such fractional share interest.



    2. The aggregate adjusted tax basis of the shares of DII Group Common Stock received by each stockholder of Orbit will equal the aggregate adjusted tax basis of such stockholder's shares of Orbit Common Stock (reduced by any amount allocable to any fractional share interest for which cash is received) exchanged in the Merger. The holding period for the shares of DII Group Common Stock received by each stockholder of Orbit will include the holding period for the shares of Orbit Common Stock of such stockholder exchanged in the Merger. Stockholders of Orbit who acquired their shares at different times and prices should consult their own tax advisors as to the determination of their adjusted tax basis and holding period with respect to the shares of DII Group Common Stock received in the transaction, as several methods of determination may be available.


     3. None of the DII Group, Merger Sub or Orbit will recognize a gain or loss as a result of the Merger.


     Consummation of the Merger is contingent upon (i) receipt by the DII Group and Orbit of written opinions of Curtis, Mallet-Prevost, Colt & Mosle and Battle Fowler LLP, respectively, that the tax consequences of the Merger will be as described above and (ii) such opinions not being withdrawn as of the Effective Time. In rendering such opinions, counsel will rely upon written representations of the DII Group and Orbit.



     If the Internal Revenue Service were to successfully challenge the treatment of the Merger as a tax-free reorganization, holders of Orbit Common Stock would be treated as if they had sold their Orbit Common Stock in a taxable transaction. In such event, each holder of Orbit Common Stock would recognize gain or loss equal to the difference between the holder's adjusted tax basis in the shares of the Orbit Common Stock surrendered in the Merger and the fair market value, at the Effective Time, of the DII Group Common Stock received in exchange therefor (plus any cash received in lieu of fractional shares).

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of the Orbit Board with respect to the Merger Agreement, Orbit stockholders should be aware that the executive officers and directors of Orbit, by virtue of their ownership of Orbit Common Stock and Orbit Options, will receive DII Group Common Stock and/or options to purchase DII Group Common Stock. The following table sets forth, as of July 19, 1996, the number of shares of Orbit Common Stock held by and underlying Orbit Options, whether vested or not, held by each executive officer and director of Orbit and the number of shares of DII Group Common Stock that each such executive officer and director would be entitled to receive upon consummation of the Merger in exchange for Orbit Common Stock and upon exercise of Orbit Options:



                                                                                    COMMON STOCK
                                                       COMMON STOCK              UNDERLYING OPTIONS
                                                 -------------------------    ------------------------
                      NAME                        ORBIT      THE DII GROUP     ORBIT     THE DII GROUP
- ------------------------------------------------ --------    -------------    --------   -------------
Steve Kam.......................................  831,501        374,175           -0-           -0-
Joseph K. Wai...................................  831,500        374,175           -0-           -0-
Gary P. Kennedy.................................  753,126        338,906       130,000        58,500
Richard B. Kash.................................  658,277(1)     296,224        55,591        25,015
Federico Faggin.................................   31,250         14,062        37,500        16,875
Constantine S. Macricostas......................   26,500         11,925        37,500        16,875
Edward R. Rodriguez.............................      865            389       300,000       135,000
Eli Harari......................................      -0-            -0-        20,000         9,000


- ---------------

(1) All shares of Orbit Common Stock are owned of record by Richard B. Kash and Judy L. Kash, Trustees of the Richard B. and Judy L. Kash 1990 Family Trust.


     Messrs. Kam, Wai, Kennedy and Kash have, severally and not jointly, agreed with the DII Group, to vote their shares of Orbit Common Stock in favor of the Merger, and to effect this, have granted irrevocable proxies to the DII Group.


     The DII Group has agreed to indemnify each officer and director of Orbit upon the same terms as each such person is entitled to indemnification by Orbit as of the Effective Time pursuant to Orbit's Restated Certificate of Incorporation (the "Orbit Certificate") and By-laws (the "Orbit By-laws"), with respect to acts or omissions which occur prior to or on the Effective Time." In the event any such executive officer or director is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to the Merger Agreement or the Merger occurring on or prior to the Effective Time, the DII Group shall cause Orbit to pay as incurred such person's reasonable legal and other expenses, including the cost of any investigation and preparation incurred in connection therewith, subject to any limitation imposed from time to time under applicable law. In addition, for three years after the Effective Time, the DII Group will cause Orbit to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person covered as of the date of the Merger Agreement by Orbit's officers' and directors' liability insurance policies on terms substantially similar to those of such policies in effect on such date, provided that the DII Group shall not be obligated to cause Orbit to pay premiums in excess of 150% of the amount per annum paid by Orbit in its last full fiscal year, and if Orbit is unable to obtain such insurance, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. See "The Merger Agreement and Certain Related Agreements -- Indemnification."

     The Employment Agreements between Orbit and each of Mr. Kash and Mr. Rodriguez, respectively dated June 1, 1995 and September 11, 1995, will continue in effect after the Effective Time. See "Other Information Concerning
Orbit -- Employment Contracts."

     Upon consummation of the Merger, the DII Group Board will be obligated to increase the size of the DII Group Board, and to elect Mr. Gary P. Kennedy to the DII Group Board. The DII Group will also be obligated to take action to enable one other individual designated by Orbit, who must be a non-employee director of Orbit and reasonably acceptable to the DII Group, to be elected to the DII Group Board. See "The Merger Agreement and Related
Agreements -- Corporate Structure and Related Matters after the Merger."


     Futurtec, L.P., a stockholder of Orbit ("Futurtec"), has the right, pursuant to the Articles of Association of O.S. Orbit Semiconductor Ltd., an Israeli corporation of which Orbit is the majority stockholder and of which Futurtec is also a stockholder ("Orbit Israel"), to exchange its 750,000 Ordinary Shares of Orbit Israel for 562,500 shares of Orbit Common Stock. Futurtec has agreed to exercise this right prior to the Effective Time of the Merger. Consequently, upon consummation of the Merger, Futurtec will have the right to receive 253,125 shares of DII Group Common Stock pursuant to such exchange.


     Upon consummation of the Merger, the following directors and executive officers of the DII Group and of Merger Sub will become directors and executive officers of Orbit: Mr. Budacz, Mr. Vertuca, and Mr. Smach.

NO DISSENTERS' RIGHTS OF APPRAISAL

     Neither the holders of DII Group Common Stock nor the holders of Orbit Common Stock will be entitled to exercise dissenters' rights of appraisal under the DGCL in connection with the Merger.

REGULATORY MATTERS


     Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions, including the Merger, may not be consummated unless certain waiting period requirements have been satisfied. On July 19, 1996, the Notification and Report Forms required pursuant to the HSR Act were filed by the DII Group and Orbit with the Antitrust Division of the United States Department of Justice and the FTC for review in connection with the Merger. The waiting period under the HSR Act will expire 30 days after such filing unless additional information is requested from either the DII Group or Orbit or unless early termination is granted.


     Neither the DII Group nor Orbit is aware of any other material governmental or regulatory approvals required for consummation of the Merger.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. The DII Group and Orbit have each received a letter, dated the date of the Joint Proxy Statement/Prospectus, from their respective independent auditors, with respect to the pooling of interests accounting treatment if the Merger is closed and consummated in accordance with the Merger Agreement and absent the occurrence of any future disqualifying event. Under this method of accounting, the recorded assets and liabilities of the DII Group and Orbit will be carried forward to the combined company at their recorded amounts, income of the combined company will include income of the DII Group and Orbit for the entire fiscal year in which the combination occurs and the reported income of the separate companies for prior periods will be combined and restated as income of the combined company. No recognition of goodwill in the combination is required of either party to the Merger. Consummation of the Merger is conditioned upon the written confirmation of such letters at the Effective Time.

     To support the treatment of the Merger as a pooling of interests, certain stockholders of Orbit have entered into agreements with the DII Group, which agreements impose certain resale limitations on their stock. See "The Merger Agreement and Related Agreements -- Certain Other Agreements."

SALES OF DII GROUP COMMON STOCK

     The shares of DII Group Common Stock issuable to Orbit stockholders in connection with the Merger have been registered under the Securities Act. Such shares will be freely transferable under the Securities Act, except for shares issued to persons who may be deemed to be "affiliates" of Orbit within the meaning of Rule 145 promulgated under the Securities Act, which shares may be transferred only as permitted by Rule 145 of the Securities Act or as otherwise permitted under the Securities Act. Certain stockholders of each of the DII Group and Orbit, including each person who was believed by the DII Group and its counsel to be an affiliate of the DII Group, and by Orbit and its counsel to be an affiliate of Orbit, have entered into affiliate agreements as of the date of the Merger Agreement (each an "Affiliate Agreement") with the DII Group providing that such person will not sell or otherwise reduce such person's risk relative to any DII Group Common Stock or any Orbit Common Stock owned by such person, until such time after the Effective Time that financial results covering at least 30 days of the post-Effective Time combined operations of the DII Group and Orbit have been, within the meaning of Accounting Series Release Nos. 130 and 135, as interpreted by Staff Accounting Bulletin Nos. 65 and 76, filed by the DII Group with the Commission or published by the DII Group in an annual report on Form 10-K, a quarterly report on Form 10-Q, a current report on Form 8-K, a quarterly earnings report, a press release or other public issuance which includes combined sales and income of Orbit and the DII Group. In addition, each Affiliate Agreement entered into by those persons who may be deemed to be affiliates of Orbit provides that the person signing such Affiliate Agreement will comply with the Securities Act and the Rules and Regulations thereunder in connection with any offer, sale or other disposition of DII Group Common Stock. Generally, this will require that such sales be made pursuant to a registration statement or in accordance with Rule 145(d) under the Securities Act. See "The Merger Agreement and Related Agreements--Certain Other Agreements."


     To permit exercises of Orbit Options assumed by the DII Group and the transfer of shares of DII Group Common Stock to be issued upon such exercises, the DII Group will file a registration statement under the Securities Act relating to the Orbit Options and the shares of DII Group Common Stock to be issued upon their exercise.

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

     The following paragraphs summarize, among other things, the material terms of the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by this reference.

GENERAL EFFECTS OF THE MERGER

     The Merger Agreement provides that, on the first business day immediately following the day that the respective stockholders of the DII Group and Orbit have approved the Merger and all conditions to the Merger have been satisfied or waived, or on such other date as the DII Group and Orbit may agree, the parties will carry out the procedures specified under the DGCL for effectuating the Merger, including the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. The time at which the Merger becomes effective is referred to as the "Effective Time." At the Effective Time, Merger Sub will be merged with and into Orbit, which will continue as the surviving corporation following the Merger.

CONVERSION OF SECURITIES

     At the Effective Time, each issued and outstanding share of Orbit Common Stock will be converted into the right to receive 45/100ths (0.45) of a share of DII Group Common Stock, and each outstanding share of Merger Sub's Common Stock will be converted into one issued and outstanding share of Orbit Common Stock.

     No certificates representing less than one share of DII Group Common Stock will be issued upon the surrender or exchange of certificates representing shares of Orbit Common Stock. In lieu of issuing any such fractional shares each holder of Orbit Common Stock will be paid an amount in cash (without interest) determined by multiplying such fractional interest by the average of the last reported sales price of DII Group Common Stock on Nasdaq for the ten trading days immediately preceding the date on which the Effective Time occurs.

EXCHANGE OF CERTIFICATES

     Promptly after the Effective Time, the DII Group will cause to be sent to each holder of shares of Orbit Common Stock as of the Effective Time a transmittal letter containing instructions for the surrender of Orbit Stock Certificates in exchange for new certificates representing shares of DII Group Common Stock and cash in payment for any fractional shares resulting from the exchange. ORBIT STOCK CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED AND SHOULD BE DELIVERED ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL. Pending delivery to the DII Group of Orbit Stock Certificates, no dividends or other distributions with respect to the DII Group Common Stock to be issued in the Merger will be paid to the holders of unsurrendered certificates for Orbit Common Stock. Subject to applicable law, upon such surrender, such holders will be paid, without interest, all dividends and other distributions with respect to DII Group Common Stock payable after (and for which the record date occurs after) the Effective Time, and all dividends and other distributions with respect to Orbit Common Stock payable after (and for which the record date occurs before) the Effective Time.

     All shares of DII Group Common Stock which are issued in the Merger in exchange for shares of Orbit Common Stock which, under agreements with Orbit or its subsidiaries, are unvested will also be unvested, and the certificates evidencing such shares will be marked with appropriate legends.

TREATMENT OF ORBIT OPTIONS

     At the Effective Time, the DII Group will assume the Orbit Option Plan and each outstanding Orbit Option, whether vested or unvested. Each Orbit Option so assumed by the DII Group shall continue to have and be subject to the same terms and conditions set forth in the Orbit Option Plan immediately prior to the Effective Time, except that (i) such Orbit Option will be exercisable for that number of shares of DII Group

Common Stock equal to the product of the number of whole shares of Orbit Common Stock that were issuable upon exercise of such Orbit Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number, and (ii) the per share exercise price for the shares of DII Group Common Stock issuable upon exercise of such assumed Orbit Option will be equal to the quotient determined by dividing the exercise price per share of Orbit Common Stock at which such Orbit Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The Merger will not terminate any of the Orbit Options outstanding under the Orbit Option Plan or accelerate the exercisability or vesting of such Orbit Options or the shares of DII Group Common Stock which will be subject to those Orbit Options upon the DII Group's assumption of the Orbit Options in the Merger.


     Outstanding purchase rights under the Orbit ESPP will be exercised upon the next scheduled purchase date under the Orbit ESPP, and each participant in the Orbit ESPP shall accordingly be issued shares of Orbit Common Stock at that time which shall be converted into shares of DII Group Common Stock in the Merger. The Orbit ESPP shall terminate upon such date, and no purchase rights shall be subsequently granted or exercised under the Orbit ESPP. After the Effective Time, Orbit employees will be able to participate in the DII Group Stock Purchase Plan in accordance with the terms of such plan. See "Proposal to Approve an Amendment to the DII Group Stock Purchase Plan."



     As of July 19, 1996, Orbit Options to purchase 2,302,368 shares of Orbit Common Stock were outstanding. Rights to purchase an estimated 55,000 shares of Orbit Common Stock under the Orbit ESPP are expected to be exercised at the end of the current accumulation period.


REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the parties, including representations by the DII Group, Orbit and Merger Sub as to their organization and capitalization, their authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the existence of certain liabilities and the absence of certain material undisclosed liabilities and changes in their respective businesses. Such representations and warranties will not survive consummation of the Merger, except for a representation by the DII Group to support compliance with Section 368(c) of the Code.

BUSINESS OF THE DII GROUP PENDING THE MERGER

     The DII Group and each of its subsidiaries, including Merger Sub, have agreed not to do any of the following prior to the Effective Time unless Orbit otherwise consents in writing: (1) cause or permit any amendments to its organizational documents; (2) issue, deliver or sell any shares of its capital stock; (3) declare, set aside, or pay any dividend or make any other distribution in respect of its capital stock, whether payable in stock or otherwise, or effect a stock split of its capital stock; (4) amend the period of exercisability or vesting of options granted under its employee stock plans or director stock plans or authorize cash payments in exchange for any option or other rights granted under any of such plans; (5) take any action which would interfere with the DII Group's ability to account for the Merger as a pooling of interests; or (6) take any action which would make any representation or warranty of the DII Group contained in the Merger Agreement untrue.

BUSINESS OF ORBIT PENDING THE MERGER

     Pending consummation of the Merger, Orbit has agreed to (1) conduct its business only in the ordinary course and consistent with its prior practices,
(2) use its best efforts to keep intact its business organization and keep available its present officers, agents and employees as Orbit deems necessary or appropriate to continue its business as presently conducted, and (3) use its best efforts to preserve the goodwill of its suppliers, customers and others having business relations with it.

     In addition, Orbit and each of its subsidiaries have agreed not to do any of the following prior to the Effective Time unless the DII Group otherwise consents in writing: (1) cause or permit any amendments to its organizational documents; (2) issue, deliver or sell any shares of its capital stock; (3) declare, set aside, or pay any dividend or make any other distribution in respect of its capital stock, whether payable in stock or otherwise, or effect a stock split of its capital stock; (4) amend the period of exercisability or vesting of options granted under its employee stock plans or director stock plans or authorize cash payments in exchange for any option or other rights granted under any of such plans; (5) take any action which would interfere with the DII Group's ability to account for the Merger as a pooling of interests; (6) take any action which would make any representation or warranty of Orbit contained in the Merger Agreement untrue; (7) enter into any material contract or violate or amend any material contract; (8) transfer any rights to its intellectual property; (9) enter into or amend any agreements pursuant to which any other party is granted exclusive rights with respect to any of its products or technology; (10) sell, lease, license or otherwise dispose of or encumber any of its material properties or assets; (11) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others; (12) enter into any operating lease providing for payments in excess of an aggregate of $250,000; (13) pay, discharge or satisfy in an amount in excess of $10,000 in any one case or $100,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Orbit's financial statements; (14) make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice; (15) reduce the amount of any insurance coverage provided by existing insurance policies; (16) adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee (other than in the ordinary course of business), pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees; (17) grant any severance or termination pay to any director or officer, or to any other employee except payments made pursuant to standard written agreements outstanding on the date of the Merger Agreement; (18) commence a lawsuit other than for the routine collection of bills, in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with the DII Group prior to the filing of such a suit), or for a breach of the Merger Agreement; (19) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, other than in the ordinary course of business consistent with past practice; (20) other than in the ordinary course of business, make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, file any material tax return or any amendment to a material tax return, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; (21) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business; or (22) take or agree in writing or otherwise to take any action which would make any of its representations or warranties contained in the Merger Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants thereunder.

SOLICITATION OF ALTERNATIVE TRANSACTIONS


     The Merger Agreement provides that Orbit and its subsidiaries and the officers, directors and employees of Orbit and its subsidiaries will not, directly or indirectly, and Orbit will use its best efforts to insure that its agents will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below), or (ii) subject to the terms of the immediately following sentence, engage in negotiations with, or disclose any non-public information relating to Orbit or any of its subsidiaries to, or afford access to the properties, books or records of Orbit or any of its subsidiaries to, any person that has advised Orbit that it may be considering making, or that has made, a Takeover Proposal; provided, however, the Orbit Board may take and disclose to Orbit's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal, or an unsolicited written expression of interest that can reasonably be expected to lead to a Takeover Proposal, shall be received by the Orbit Board, then, to the extent the Orbit Board believes in good faith (after consultation with its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Orbit's stockholders from a financial point of view than the Merger (any such more favorable Takeover Proposal being referred to herein as a "Superior Proposal") and the Orbit Board determines in good faith based upon the advice of Battle Fowler LLP that it is necessary for the Orbit Board to comply with its fiduciary duties to stockholders under applicable law, Orbit and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information and take such other actions as are consistent with the fiduciary obligations of the Orbit Board, and such actions shall not be considered a breach of the Merger Agreement, provided that in each such event Orbit notifies the DII Group of such determination by the Orbit Board and provides the DII Group with a true and complete copy of the Superior Proposal received from such third party, if the Superior Proposal is in writing, or a complete written summary thereof, if it is not in writing, and provides the DII Group with all documents containing or referring to non-public information of Orbit that are supplied to such third party; provided, further, that (A) the Orbit Board has determined, with the advice of Orbit's investment bankers, that such third party is capable of making a Superior Proposal upon satisfactory completion of such third party's review of the information supplied by Orbit, (B) the third party has stated that it intends to make a Superior Proposal, (C) Orbit may not provide any non-public information to any such third party if it has not prior to the date thereof provided such information to the DII Group or the DII Group's representatives,
(D) Orbit notifies the DII Group in advance of any disclosure of non-public information to any such third party, with a description of the information proposed to be disclosed, and (E) Orbit provides such non-public information pursuant to a non-disclosure agreement at least as restrictive as the Confidentiality Agreement between the DII Group and Orbit dated May 14, 1996; provided, however, that Orbit shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal unless Orbit shall have terminated the Merger Agreement and paid the DII Group all termination fees. See "--Termination, Amendment and Waiver" and "--Fees and Expenses" below. Orbit will promptly notify the DII Group after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for non-public information relating to Orbit or any of its subsidiaries or for access to the properties, books or records of Orbit or any of its subsidiaries by any person that has advised Orbit that it may be considering making, or that has made, a Takeover Proposal and will keep the DII Group fully informed of the status and details of any such Takeover Proposal notice or request and shall provide the DII Group with a true and complete copy of such Takeover Proposal notice or request, if it is in writing, or a complete written summary thereof, if it is not in writing. For purposes of the Merger Agreement, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Orbit or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, Orbit or any of its subsidiaries, other than the Merger.

CORPORATE STRUCTURE AND RELATED MATTERS AFTER THE MERGER

     At the Effective Time, (1) Merger Sub will be merged with and into Orbit, the separate existence of Merger Sub will cease, and Orbit will be the surviving corporation and a wholly-owned subsidiary of the DII Group, (2) the Certificate of Incorporation and By-laws of Merger Sub, as in effect immediately prior to the Merger, will be the Certificate of Incorporation and By-laws of the Surviving Corporation, (3) the officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation, (4) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, and (5) Gary P. Kennedy and, if so designated by Orbit, one other non-employee director of Orbit reasonably acceptable to the DII Group, will be appointed to the DII Group Board.

INDEMNIFICATION

     The DII Group has agreed that, upon consummation of the Merger and at all times thereafter, Orbit will indemnify and hold harmless the present and former officers, directors, employees and agents of Orbit and its subsidiaries (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided for by the Orbit Certificate and By-laws; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. In the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to the Merger Agreement or the Merger occurring on or prior to the

Effective Time, the DII Group shall cause Orbit to pay as incurred such Indemnified Party's reasonable legal and other expenses, including the cost of any investigation and preparation incurred in connection therewith, subject to any limitation imposed from time to time under applicable law.

     In addition, for three years after the Effective Time, the DII Group will cause Orbit to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person covered as of the date of the Merger Agreement by Orbit's officers' and directors' liability insurance policies on terms substantially similar to those of such policies in effect on such date, provided that the DII Group shall not be obligated to cause Orbit to pay premiums in excess of 150% of the amount per annum paid by Orbit in its last full fiscal year, and if Orbit is unable to obtain such insurance, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

CONDITIONS TO THE MERGER

     The respective obligations of the DII Group and Orbit to consummate and effect the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived by agreement: (1) the Merger shall have been approved by the requisite votes of the holders of shares of Orbit Common Stock at the Orbit Meeting and the holders of shares of DII Group Common Stock at the DII Meeting; (2) the Commission shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened by the Commission, and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the DII Group and Orbit; (3) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger, nor any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing, shall be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; (4) the DII Group, Orbit and Merger Sub and their respective subsidiaries shall have timely obtained from governmental authorities all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated by the Merger Agreement, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under the HSR Act; (5) the DII Group and Orbit shall have received substantially identical written opinions of Curtis, Mallet-Prevost, Colt & Mosle and Battle Fowler LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn; (6) the filing with Nasdaq of a Notification Form for Listing of Additional Shares with respect to the shares of DII Group Common Stock issuable upon conversion of the Orbit Common Stock in the Merger and upon exercise of the Orbit Options assumed by the DII Group shall have been made; and (7) the DII Group and Orbit shall have received letters from KPMG Peat Marwick LLP and Deloitte & Touche LLP, respectively, each dated the date of the Joint Proxy Statement/Prospectus and confirmed in writing at the Effective Time and addressed to the DII Group and Orbit, respectively, stating that the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement, absent the occurrence of any future disqualifying event.

     The obligations of Orbit to consummate and effect the Merger Agreement and the transactions contemplated thereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived by Orbit: (1) the representations and warranties of the DII Group and Merger Sub in the Merger Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time; and the DII Group and Merger

Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by them as of the Effective Time; (2) Orbit shall have been provided with a certificate executed on behalf of the DII Group by its Chairman and its Chief Financial Officer to the effect that, as of the Effective
Time: (i) all representations and warranties made by the DII Group and Merger Sub under the Merger Agreement are true and complete in all material respects; and (ii) all covenants, obligations and conditions of the Merger Agreement to be performed by the DII Group and Merger Sub on or before such date have been so performed in all material respects; (3) Orbit shall have received a legal opinion from Curtis, Mallet-Prevost, Colt & Mosle, counsel to the DII Group, in form and substance reasonably satisfactory to Orbit; (4) there shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of the DII Group and its subsidiaries, taken as a whole, and the fairness opinion of Needham shall not have been withdrawn; (5) Orbit shall have received from each of the Affiliates (as defined in the Merger Agreement) of the DII Group an executed Affiliate Agreement; (6) Orbit shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of the DII Group or any of its subsidiaries or otherwise; (7) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting the DII Group's business following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending; (8) Orbit shall have received a letter from KPMG Peat Marwick LLP customary in scope and substance for letters delivered by independent public accounants in connection with registration statements similar to the Registration Statement, dated the Closing Date (as defined in the Merger Agreement); and (9) Orbit shall have received such other certificates and documents (customary in similar transactions) relating to the satisfaction of the conditions to the obligations of Orbit as Orbit or its counsel reasonably request.



     The obligations of the DII Group and Merger Sub to consummate and effect the Merger Agreement and the transactions contemplated thereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived by the DII Group: (1) the representations and warranties of Orbit in the Merger Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time; and Orbit shall have performed and complied in all material respects with all covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by it as of the Effective Time; (2) the DII Group shall have been provided with a certificate executed on behalf of Orbit by its President and Chief Financial Officer to the effect that, as of the Effective Time: (i) all representations and warranties made by Orbit under the Merger Agreement are true and complete in all material respects; and (ii) all covenants, obligations and conditions of the Merger Agreement to be performed by Orbit on or before such date have been so performed in all material respects;
(3) the DII Group shall have received a legal opinion from Battle Fowler LLP, legal counsel to Orbit, in form and substance reasonably satisfactory to the DII Group; (4) the DII Group shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Orbit or any of its subsidiaries or otherwise; (5) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting the DII Group's conduct or operation of the business of Orbit and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing be pending; (6) there shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Orbit and its subsidiaries, taken as a whole, and the fairness opinion of Salomon shall not have been withdrawn; (7) the DII Group shall have received from each of the Affiliates of Orbit, an executed Affiliate Agreement; (8) Orbit shall provide the DII Group with a properly executed FIRPTA Notification Letter, which states that shares of capital stock of Orbit do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying the DII Group's obligations under Treasury Regulation Section 1.1445-2(c)(3), together with a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2); (9) the DII Group shall have received a letter from Deloitte & Touche LLP customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, dated the Closing Date; (10) the DII Group shall have received letters of resignation, effective as of the Effective Time, executed and tendered by each of the then incumbent directors of Orbit and each of Orbit's subsidiaries; (11) the stockholders of Orbit Semi Conductor Ltd., a United Kingdom company, shall have transferred ownership of all of the issued and outstanding shares of Orbit Semi Conductor Ltd. to Orbit for nominal consideration; (12) the DII Group shall have received evidence satisfactory to it that persons holding Orbit Options shall have agreed, without cost or other liability to the DII Group, Orbit or any subsidiary of Orbit, to the substitution of shares of DII Group Common Stock for Orbit Common Stock otherwise issuable upon exercise of such Orbit Options; (13) the holders of certain exchange rights (the "Exchange Rights") shall have executed and delivered an agreement in favor of the DII Group providing that (i) in lieu of receiving shares of Orbit Common Stock upon the exercise of the Exchange Rights, the holders shall receive shares of DII Group Common Stock equal in number to the shares of Orbit Common Stock which the holder would have received multiplied by the Exchange Ratio, and (ii) any registration rights of such holders with respect to Orbit Common Stock shall not apply to DII Group Common Stock; and
(14) the DII Group shall have received such other certificates and documents (customary in similar transactions) relating to the satisfaction of the conditions to the obligations of the DII Group and Merger Sub as the DII Group or its counsel reasonably request.

TERMINATION, AMENDMENT AND WAIVER


     At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Orbit and the DII Group, the Merger Agreement may be terminated: (1) by mutual consent of the DII Group and Orbit; (2) by either the DII Group or Orbit, if, without fault of the terminating party, the Closing (as defined in the Merger Agreement) shall not have occurred on or before December 1, 1996 (or such later date as may be agreed upon in writing by the parties); (3) by the DII Group, if
(i) Orbit shall breach any of its representations, warranties or obligations under the Merger Agreement in any material respect (except for such representations, warranties and obligations that are qualified by their terms by a reference to materiality, which representations, warranties and obligations as so qualified shall not be breached in any respect) and such breach shall not have been cured within ten business days of receipt by Orbit of written notice of such breach, (ii) the Orbit Board shall have withdrawn or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to the DII Group or shall have resolved to do any of the foregoing, or (iii) Orbit fails to call and hold the Orbit Meeting by September 15, 1996, subject to certain exceptions; (4) by Orbit, if (i) the DII Group shall breach any of its representations, warranties or obligations under the Merger Agreement in any material respect (except for such representations, warranties and obligations that are qualified by their terms by a reference to materiality, which representations, warranties and obligations as so qualified shall not be breached in any respect) and such breach shall not have been cured within ten days following receipt by the DII Group of written notice of such breach, or
(ii) the DII Group fails to call and hold the DII Group Meeting by September 15, 1996, subject to certain exceptions; (5) by either the DII Group or Orbit if a Trigger Event (as defined below) or Takeover Proposal shall have occurred and the Orbit Board in connection therewith, after consultation with and advice by its legal counsel, Battle Fowler LLP, withdraws or modifies its approval and recommendation of the Merger Agreement and the transactions contemplated thereby after determining that to cause Orbit to proceed with the transactions contemplated thereby would not be consistent with the Orbit Board's fiduciary duty to the stockholders of Orbit; or (6) by either the DII Group or Orbit if
(i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) if any required approval of the stockholders of Orbit or the DII Group shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof. For purposes of the Merger Agreement, a "Trigger Event" shall occur if any person acquires securities representing 10% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliates would beneficially own securities representing 25% or more, of the voting power of Orbit.

     At any time prior to the Effective Time, either of the DII Group or Orbit may, to the extent legally allowed, by execution of an instrument in writing signed on behalf of such party (a) extend the time for performance of any of the obligations or acts of the other party set forth in the Merger Agreement; (b) waive any inaccuracies in the representations and warranties made to such party in the Merger Agreement; and (c) waive compliance with any of the agreements or conditions for the benefit of such party under the Merger Agreement.

     In the event of termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of the DII Group, Merger Sub or Orbit or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party thereto of any of its representations, warranties or covenants set forth in the Merger Agreement; provided that, the provisions of Section 8.4 (Confidentiality), Section 10.2 (Effect of Termination) and Section 10.3 (Expenses and Termination Fees) of the Merger Agreement shall remain in full force and effect and survive any termination of the Merger Agreement.

     The respective Boards of the DII Group and Orbit may cause the Merger Agreement to be amended at any time by execution of a written instrument; provided that an amendment made subsequent to the adoption of the Merger Agreement by stockholders of Orbit or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Orbit Common Stock, (ii) alter or change any term of the Orbit Certificate to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Merger Agreement if such alteration or change would adversely affect the holders of Orbit Common Stock or Merger Sub's Common Stock.

FEES AND EXPENSES

     Whether or not the Merger is consummated, except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense; provided, however, that the DII Group and Orbit shall share equally all fees and expenses, other than attorneys' and accountants' fees, incurred in relation to the printing and filing of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     In the event either the DII Group or Orbit shall terminate the Merger Agreement on account of a material breach of the representations, warranties, or obligations, the breaching party shall reimburse the nonbreaching party for all of the out-of-pocket costs and expenses incurred by such nonbreaching party in connection with the Merger Agreement and the transactions contemplated thereby (including without limitation the fees and expenses of its advisers, accountants and legal counsel).


     Additionally, if the DII Group terminates the Merger Agreement because the Orbit Board withdrew or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to the DII Group or shall have resolved to do any of the foregoing, or Orbit failed to call and hold the Orbit Meeting by September 15, 1996, subject to certain exceptions, or Orbit failed to obtain the requisite stockholder vote to approve the Merger Agreement, and there has not occurred a Trigger Event or a Takeover Proposal, then Orbit shall reimburse the DII Group for all of the out-of-pocket costs and expenses incurred by the DII Group in connection with the Merger Agreement and the transactions contemplated thereby (including without limitation the fees and expenses of its advisers, accountants, and legal counsel).


     In the event that (a) either the DII Group or Orbit terminates the Merger Agreement following the occurrence of a Trigger Event or a Takeover Proposal and either (i) the Orbit Board has withdrawn or modified its approval of the Merger Agreement or (ii) Orbit has failed to obtain the requisite stockholder vote to approve the Merger Agreement, or (b) the DII Group terminates the Merger Agreement because (i) Orbit breached its representations, warranties or obligations under the Merger Agreement in any material respect; (ii) the Orbit Board withdrew or modified its recommendation of the Merger Agreement or the Merger in a manner adverse to the DII Group or shall have resolved to do any of the foregoing; or (iii) Orbit failed to call and hold the Orbit Meeting by September 15, 1996, subject to certain exceptions, due, in whole or in part, to Orbit's failure to perform and comply with all agreements and conditions required to be performed or complied with by Orbit prior to or upon the Closing Date or any failure by Orbit's Affiliates to take any actions required to be taken pursuant to the Merger Agreement, and prior thereto, there shall have occurred a Trigger Event or a Takeover Proposal, Orbit will be required to pay to the DII Group $5,000,000 plus reimbursement of out-of-pocket costs and expenses incurred by the DII Group in connection with the Merger Agreement and the transactions contemplated thereby (including without limitation, the fees and expenses of its advisers, accountants and legal counsel).


     In the event that Orbit shall terminate the Merger Agreement because the DII Group failed to call and hold the DII Group Meeting by September 15, 1996, subject to certain exceptions, or the DII Group failed to obtain the requisite stockholder vote to approve the Merger Agreement, then the DII Group shall promptly reimburse Orbit for all of the out-of-pocket costs and expenses incurred by Orbit in connection with the Merger Agreement and the transactions contemplated thereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel).

CONFIDENTIALITY

     Each of the DII Group and Orbit has previously executed non-disclosure agreements dated May 14, 1996 (collectively, the "Confidentiality Agreements") which will continue in force and not be affected by the Merger Agreement.

     The Confidentiality Agreements provide generally that Orbit and the DII Group and their representatives, as reciprocal conditions to the furnishing of confidential information by each to the other, will keep confidential information supplied by the other and restrict access to the information by their representatives in the manner specified by the Confidentiality Agreements.

CERTAIN OTHER AGREEMENTS


     In connection with the Merger Agreement, the DII Group and certain stockholders of Orbit holding in the aggregate 3,074,404 shares of Orbit Common Stock (or approximately 41% of the shares of Orbit Common Stock outstanding on the record date for the Orbit Meeting), have executed a voting agreement pursuant to which such stockholders have, severally and not jointly, granted to the DII Group irrevocable proxies to vote the shares of such stockholders with respect to the Merger Agreement and the Merger.


     The DII Group Common Stock to be issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any person who is an "affiliate" of the DII Group or Orbit within the meanings of Rules 144 and 145 under the Securities Act. Rules 144 and 145 impose restrictions on the manner in which affiliates may resell securities and also on the quantity of securities that such affiliates and others with whom they might act in concert may resell within any three-month period.

     In order to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes, certain stockholders of Orbit, including each person who was believed by Orbit or its counsel to be an affiliate of Orbit as of the date of the Merger Agreement, have entered into affiliate agreements (each an "Affiliate Agreement") with the DII Group providing that such person will not sell or otherwise reduce such person's risk relative to any DII Group Common Stock to be obtained or obtained as a result of the Merger or any Orbit Common Stock owned by such person, until such time after the Effective Time as financial results covering at least 30 days of the post-Effective Time combined operations of the DII Group and Orbit have been, within the meaning of Accounting Series Release Nos. 130 and 135, as interpreted by Staff Accounting Bulletin Nos. 65 and 76, filed by the DII Group with the Commission or published by the DII Group in an annual report on Form 10-K, a quarterly report on Form 10-Q, a current report on Form 8-K, a quarterly earnings report, a press release or other public issuance which includes combined sales and income of Orbit and the DII Group. Each Affiliate Agreement also provides that the person signing such Affiliate Agreement will comply with the Securities Act and the Rules and Regulations thereunder in connection with any offer, sale or other disposition of DII Group Common Stock. Generally, this will require that such sales be made pursuant to a registration statement or in accordance with Rule 145(d) under the Securities Act, which in turn requires that, for specified periods, such sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act.

                      INFORMATION CONCERNING THE DII GROUP

     The DII Group, Inc. (formerly, DOVatron International, Inc.) was incorporated under the laws of the State of Delaware on March 10, 1993. The mailing address of its executive offices is 6273 Monarch Park Place, Suite 200, Niwot, Colorado 80503, and its telephone number is (303) 652-2221.

OVERVIEW

     The DII Group is a leading provider of electronics outsourcing products and services which operates through a global network of companies with operations in North America, Europe and Southeast Asia. These companies are uniquely integrated to provide a broad range of related products and services, including initial printed circuit board design; manufacturing of prototype printed circuit boards; assembly of printed circuit boards; process tooling; machine tools; in-circuit and functional test hardware and software; and final system configuration. By offering a comprehensive set of integrated manufacturing services, the DII Group believes it is better able to develop long-term relationships with its customers, expand into new markets and enhance its profitability.

     The DII Group serves the electronics manufacturing industry through the following operating companies:

          Multilayer Technology ("Multek") manufactures high density, complex multilayer printed circuit boards on a quick-turn basis;

          IRI International ("IRI") manufactures surface mount printed circuit board solder cream stencils on a quick-turn basis;

          DOVatron International assembles complex electronic circuits on a high and low volume contract basis;

          TTI Testron designs and manufactures in-circuit and functional test software and hardware on a quick-turn basis; and

          Cencorp manufactures depaneling systems that route individual printed circuit boards from an assembled master panel in the final step of the electronics assembly process.

ACQUISITIONS

     The DII Group has actively pursued acquisitions in furtherance of its corporate strategy of aggressively expanding its revenue base in conjunction with the growing electronics manufacturing outsourcing market. Since the spin-off of the DII Group from Dover in May 1993, the DII Group has acquired or established the following nine entities focusing on expanding its geographic presence and adding important manufacturing capabilities:

           TRANSACTION                     DATE                  PRODUCTS OR SERVICES
- ----------------------------------    ---------------    -------------------------------------
Chemtech (UK) Limited                 April 1996         Quick-turn stencils
Printed circuit board                 December 1995      Quick-turn prototype complex
  manufacturing and technology                           multilayer
  assets of Unisys Corporation in                        printed circuit boards
  Roseville, Minnesota
Contract electronic manufacturing     November 1995      Assembly of printed circuit boards
  ("CEM") assets of Square D
  Company
TTI Testron, Inc.                     August 1995        In-circuit and functional test
                                                         equipment
Test Technology Pte. Ltd.             September 1994     In-circuit and functional test
  (Singapore)                                            software and equipment
Multilayer Technology, Inc.           September 1994     Quick-turn prototype complex
                                                         multilayer printed circuit boards
Sistemas Inteligentes Ceretronik,     July 1994          Assembly of printed circuit boards
  S.A. de C.V. (Mexico)
CEM business of The Thielen Group,    May 1994           Assembly of printed circuit boards
  Inc.
CEM assets of Conner Peripherals,     October 1993       Assembly of printed circuit boards
  Inc. in Singapore                                      which launched DOVatron Malaysia

     These acquisitions have played an important part in broadening the DII Group's presence in the global electronics marketplace, thereby enhancing the DII Group's capability to provide a wide range of related global electronics manufacturing services to a market increasingly dependent on outsourcing providers. Moreover, these acquisitions enhance the DII Group's ability to provide a total solutions electronics manufacturing outsourcing plan to its customers.

THE ELECTRONICS MANUFACTURING OUTSOURCING INDUSTRY


     The electronics manufacturing outsourcing market was created more than two decades ago out of the need by large original equipment manufacturers ("OEMs") to outsource production during peak factory loads. As a result of the growing capital-intensive nature of the manufacturing process, coupled with the greater need for more sophisticated manufacturing processes, OEMs have turned increasingly to outside manufacturers. Utilization of outside manufacturers by OEMs enables the OEMs to focus their efforts on research, product design and development, and marketing. Other significant benefits of using outsourcing services include: reduced time-to-market, reduced capital investment, access to leading-edge manufacturing technology, improved inventory management and purchasing power, and access to worldwide manufacturing sources. The DII Group believes that many OEMs now view electronics outsourcing as an integral part of their business and manufacturing strategy, rather than as a back-up source to in-house manufacturing capacity during peak periods.


STRATEGY

     The DII Group offers a broad range of related products and services, including initial printed circuit board design; manufacturing of prototype printed circuit boards; assembly of printed circuit boards; process tooling; machine tools; in-circuit and functional test hardware and software; and final system configuration. By offering a comprehensive set of integrated manufacturing services, the DII Group believes it is better able to develop long-term relationships with its customers, expand into new markets and enhance its profitability.

     The DII Group's business strategy is to aggressively expand its revenue base in conjunction with the growing electronics manufacturing outsourcing market. The DII Group seeks to establish "partnerships" with its customers by being involved in the early stages of their product development and providing integrated quick-turn manufacturing services with subsequent high volume circuit assembly being performed through the global DOVatron CEM divisions. Key elements of the DII Group's strategy include:

     Networked business units: The DII Group's products and services are delivered to customers through its network of business units. Although these stand-alone business units operate independently in various sectors of the electronics industry, they are uniquely linked and integrated to provide tailored manufacturing solutions to the DII Group companies' customers.

     Global presence: The DII Group offers manufacturing capabilities in the three major electronics markets of the world (North America, Europe and Southeast Asia). The DII Group currently maintains various manufacturing facilities throughout the United States (New York, Rhode Island, Florida, Illinois, Texas, Colorado, California and Minnesota); in Puebla, Mexico; Cork, Ireland; Essex, England; Singapore; and Malaysia (Malacca and Penang). These regional facilities provide the size and flexibility required to meet the needs of smaller customers and the global reach required for larger customers.

     Customer relationships: The DII Group companies participate in the early stages of product development with customers in targeted, fast-growing industry sectors who require complex outsourcing solutions together with minimum time-to-market. This enhances the DII Group's ability to realize higher margins on its products and services.

     Expansion of range of products and services: The DII Group continues to meet the demanding and changing needs of its customers by expanding the breadth and depth of its products and services and developing new manufacturing processes. By adding a broad range of integrated products and services that currently extends from initial printed circuit design and fabrication of bare boards to final systems assembly and in-circuit and functional testing, the DII Group is able to secure more fully integrated projects, which provides opportunities to enhance contract volume and profitability.

     Networked marketing strategies: The DII Group markets individual products and services to customers through its business units. By integrating manufacturing solutions offered by its network of business units, the DII Group companies tailor product and service offerings which reduce the overall time it takes the customer to bring its products to market.

     Technology and manufacturing leadership: The DII Group seeks to maintain technology leadership in order to secure partnerships with customers in the early stages of their product development and to support their quick-turn manufacturing requirements. In addition, the DII Group continues to invest in high-technology manufacturing equipment which enables the DII Group companies to accept increasingly complex orders, which provides opportunities to enhance contract volume and profitability.

MANUFACTURING SERVICES

     The DII Group companies offer a broad range of related products and services, providing complex integrated outsourcing manufacturing solutions. The DII Group serves the electronic industry through the following operating companies:

     Multilayer Technology ("Multek") manufactures high density, complex multilayer printed circuit boards on a quick-turn and low volume basis. The company employs state-of-the-art manufacturing processes by working closely with equipment suppliers, many of which use Multek as a beta site for new technologies being introduced to the market place. Through the use of exotic materials like polyimide, teflon, and reflon hybrids, Multek achieves multilayer circuit count to 68 layers. Multek is certified ISO 9002.

     IRI International ("IRI") is an ISO 9002 certified supplier of process tooling used in the deposition of solder paste onto printed circuit boards for the attachment of electronic components. IRI offers four manufacturing solutions -- chemical etch, laser etch, nickel plating, and selective laser etch -- allowing customers to choose the most cost-effective means to match their requirements. IRI also developed and continues to be the only supplier which offers a service to rework metal mask stencils through the use of selective laser cutting technology.

     DOVatron International assembles complex electronic circuits on a high, low, and prototype volume basis. DOVatron manufacturing specializes in design support and review, worldwide sourcing, materials management, full product assembly and test, final systems configuration, and general support services. All seven of the company's ISO 9002 certified manufacturing divisions use leading-edge manufacturing and test equipment provided from various global suppliers.


     TTI Testron, an ISO 9001 certified supplier, designs and manufactures in-circuit and functional test software and hardware on a quick-turn basis. In addition, the company designs and markets, on a quick-turn basis, testing apparatus for users of major automated test equipment such as GenRad, Inc., Teredyne, Inc., and Hewlett-Packard. Many key components of the company's product line are protected under patents.


     Cencorp manufactures depaneling systems that route individual printed circuit boards from an assembled master panel in the final step of the electronics assembly process. Cencorp's machine tools feature advanced robotics, easy-to-use programming software, and custom engineering fixturing. Cencorp received the 1995 SMI Vision Award for the unique integration of the routing platform with a robotic off-load work cell. Cencorp is ISO 9002 certified.

MARKETING AND CUSTOMER PROFILE

     The DII Group companies market their products and services through advertisements, technical articles and press releases that appear regularly in a variety of trade publications, as well as through the dissemination of company brochures, data sheets and technical information. Additionally, the DII Group companies participate in various industry trade shows on a regular basis. The DII Group companies market individual products and services to customers through direct sales personnel and independent manufacturers' representatives. Although these stand-alone business units operate independently in various sectors in the electronics industry, the collection and dissemination of customer specific data among the DII Group companies is the responsibility of the DII Group headquarters. The DII Group's sales and marketing functions link the DII Group companies to provide integrated and tailored manufacturing solutions to its customers. Through the integration of manufacturing solutions offered by its network of business units, the DII Group companies provide customer specific products and services to reduce customer time-to-market. By participating in the early stages of high velocity product development with customers in targeted, fast-growing industry sectors, the DII Group believes it can develop long-term relationships with its customers, expand into new markets and enhance profitability. The DII Group companies serve a well diversified customer base throughout most industry segments.

     The DII Group generates international revenues from its regional manufacturing facilities in North America, Europe and Southeast Asia, the three major electronics markets of the world. The DII Group's international operations generated approximately 38%, 35% and 30% of total net sales for the years ended December 31, 1995, 1994 and 1993, respectively, and approximately 31% for the three months ended March 31, 1996.

     At any given time, certain customers may account for significant portions of the DII Group's sales. SMC accounted for 12%, 29% and 44% of net sales for the years ending December 31, 1995, 1994 and 1993, respectively, and 10% of net sales for the three months ended March 31, 1996. Conner accounted for 16% and 13% of net sales for the years ending December 31, 1995 and 1994, respectively, and Seagate, which acquired Conner in 1996, accounted for 10% of net sales for the three months ended March 31, 1996. The DII Group's top ten customers accounted for 54%, 67% and 78% of net sales for the years ending December 31, 1995, 1994 and 1993, respectively, and 58% of net sales for the three months ended March 31, 1996.

COMPETITION

     The DII Group competes against numerous domestic and foreign companies. The DII Group also faces competition from current and prospective customers, which evaluate the DII Group's capabilities against the merits of manufacturing their products internally. Certain of the DII Group's competitors have substantially greater manufacturing, financial, research and development, and marketing resources than the DII Group. To remain competitive, the DII Group will be required to continue to make substantial capital outlays to develop and provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, and compete favorably on the basis of price.

     Competition in the electronics manufacturing industry is based upon technology, service, manufacturing capability, quality, price and the ability to deliver finished products and services on an expeditious and reliable basis. In order to differentiate itself in this intensely competitive market, the DII Group continues to expand the breadth and depth of its companies' products and services. By focusing on vertical integration of its companies' technology solutions, the DII Group believes it is better able to compete in its markets.

                          INFORMATION CONCERNING ORBIT

GENERAL


     Orbit provides semiconductor design, manufacturing and engineering support services that allow system designers to manage their application specific integrated circuit ("ASIC") development, production, scheduling and inventory management more effectively. Orbit emphasizes customer service through programs that feature flexibility in responding to particular customer needs, quick response time, extensive customer contact with company engineers, and officer oversight of customer services.


     Orbit's ENCORE! program allows customers to convert their integrated circuit designs into Orbit digital gate arrays for low to moderate volume requirements, at low non-recurring engineering costs and with short lead times. The ENCORE! program and other Orbit programs, in conjunction with Orbit's independent manufacturing capability, address limitations typically associated with the use of mask programmable gate arrays ("MPGAs") and field programmable gate arrays ("FPGAs"), and position Orbit to be a primary supplier of gate arrays for a wide variety of customer requirements and applications.

     Orbit also offers a mixed-signal (analog/digital) design service that provides the rapid development of custom analog/digital ASICs. Mixed-signal designs address the need for low-power, low-voltage ASICs used in growing markets such as communications and portable computers. In addition to mixed-signal design services, Orbit provides a shared wafer processing program, "Foresight," that is used for cost-effective prototyping of mixed-signal ASICs.

     Orbit offers additional programs based on its independent manufacturing capabilities. Orbit's low-volume manufacturing programs include a "High Reliability Manufacturing Program" in support of medical companies and prime contractors to United States military organizations and a low-cost prototyping service, typically for semiconductor companies that do not have their own manufacturing capabilities.

     Orbit sells its products and services to designers of a wide variety of electronic systems and products, for application in the medical, telecommunications, consumer, aerospace and military, computers and peripherals and other industries. Since January 1992, Orbit has had more than 450 customers worldwide, including 220 customers of its ENCORE! program. Orbit currently conducts its manufacturing services from a 12,000 square foot "clean room" located at its facilities in Sunnyvale, California.

     Orbit was incorporated in Delaware in January 1982. Orbit has been in the integrated circuits manufacturing business since 1985, and was acquired by the current management in November 1991. In November and December 1994, Orbit completed its initial public offering of its common stock.


     On June 28, 1995, Orbit entered into an Agreement and Plan of Merger with KMOS in which KMOS became a wholly-owned subsidiary of Orbit. The merger was accounted for as a pooling of interests and, accordingly, the consolidated financial statements of Orbit for all periods reflect the combined operations of the two companies.


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

INDUSTRY BACKGROUND

     Electronic systems are generally composed of three major types of digital integrated circuits: microprocessor, memory and logic. Microprocessors are used for control and computing tasks, memory devices are used to store program instructions and data, and logic devices are used to customize these processing and storage capabilities to a specific application.

     Logic circuits are found in virtually every electronic system. The Worldwide Semiconductor Trade Statistics program ("WSTS"), sponsored by the Semiconductor Industry Association, estimates that 1995 sales of logic circuits totaled $19.8 billion worldwide and annual sales of logic circuits will increase to $31.9 billion in 1998, a compound annual growth rate of 17%. Logic circuits are utilized in a wide range of business and consumer applications including medical devices, computers, calculators, communications equipment, watches, automotive parts and defense-related products. Unlike processing and memory functions, most logic functions must be designed to fit each application in order to meet unique design requirements and to allow for differentiation of the particular end-product to provide advantages over the products of competitors. Although application specific standard products (ASSPs) are effective in providing rapid time-to-market advantages, they typically do not allow system designers to provide product differentiation. As a result, system designers typically utilize application specific integrated circuits that provide the specific logic component required for a specific electronic system. The most common types of ASICs are mask programmable gate array circuits and electronically programmable gate array circuits such as field programmable gate arrays and programmable logic devices (PLDs). In 1995, the estimated market for MPGAs totaled $4.7 billion and is estimated by WSTS to increase at a compound annual growth rate of 15% to $7.3 billion in 1998. The market for electronically programmable logic circuits was estimated to be $1.6 billion in 1995 and is estimated by WSTS to increase at a compound annual growth rate of 19% to $2.8 billion in 1998.

     Mask Programmable Gate Arrays

     A mask programmable gate array is an ASIC with a specific circuit design that is produced by means of an irreversible manufacturing process that cannot accommodate modifications. By utilizing a MPGA, a system designer can design a highly integrated logic device that is customized to the special requirements of a particular system. The use of mask programmable gate arrays is best suited to applications requiring high volume levels and low cost production of logic devices in which design changes are infrequent and time-to-market considerations are not critical.

     The development of a particular MPGA typically requires several weeks or months of design effort, extensive computer simulation and the development of a test program. The use of a MPGA therefore usually results in the incurrence of substantial non-recurring engineering costs and entails a long lead time for the development of the particular logic circuit. This long lead time can cause delays in the introduction of the customer's end-product.

     In addition, once designed, MPGAs tend to require a long manufacturing cycle that can further delay product time-to-market. Due to this long manufacturing cycle, system designers are forced to anticipate accurately product demand in order to determine MPGA production levels. This results in the need for a "die bank" of the particular MPGA to ensure that supply will be available in the future. These volume considerations, as well as the high minimum MPGA order requirements typically imposed by circuit manufacturers, increase system manufacturers' exposure to excess or obsolete work-in-process and finished goods inventory in the event of a shift in the demand for the product incorporating a particular MPGA.

     Mask programmable gate arrays, once developed, cannot be altered for design changes or modifications. As a result, system designers must incur additional non-recurring engineering charges in the event a design change is required after the completion of the initial design process.

     In addition to issues associated with design, development and production, system designers must also be concerned with the specific MPGA supplier. In the past, suppliers of MPGAs have discontinued manufacturing processes, thereby eliminating the availability of particular MPGAs. As a result, system designers have

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

been required to make a "last-time buy" or to incur additional non-recurring engineering charges to redesign the MPGA to conform to new or changed technology. In other instances, manufacturing capacity limitations have created long production lead times, thereby forcing system manufacturers to curtail sales or locate an alternate source of production. However, the high non-recurring engineering costs and associated high volume requirements to absorb these costs tend to discourage system designers from developing a second source for MPGA production, thereby increasing their dependence on the existing manufacturer. The negative characteristics of MPGAs have created a significant market opportunity for producers of field programmable gate arrays to address some of these concerns.

     Field Programmable Gate Arrays

     The market for FPGAs has grown rapidly because they generally offer faster time-to-market and lower development costs than mask programmable gate array circuits and, in many cases, may be reprogrammed in the field (as opposed to during the manufacturing process for MPGAs) to permit design alterations or modifications. A field programmable gate array is an integrated circuit customized by the system designer for product differentiation through the use of computer-aided design ("CAD") and programming systems. To date, the use of field programmable gate arrays has been generally limited to systems requiring no more than 40,000 usable gates.

     Each field programmable gate array from which a system designer begins the design engineering process has a basic internal structure that cannot be altered. Therefore, after the design process, the resultant circuit may have less than maximally efficient routing. Inefficient routing can result in longer on-circuit delays, which can diminish the performance of the circuit and the product incorporating the circuit; higher power dissipation, which can lead to shorter battery life and higher costs associated with increased thermal engineering; and fewer usable gates within the circuit, which can result in a larger than necessary die size for the circuit. Larger die size reduces the number of die a manufacturer may obtain from each wafer and the yield of the circuits produced, each of which results in increased cost for each circuit, and for the product incorporating the circuit. The effects of reduced circuit production and yield can be mitigated by utilizing more sophisticated manufacturing technology, but only at the expense of increased manufacturing cost. In addition, inefficient routing may result in a larger number of pins, in turn resulting in the need for larger packaging for the circuit, more required board space and a larger or heavier final product, each of which also results in higher costs for the respective components. A field programmable gate array may also contain inefficient cell architecture, which can result in each circuit die being larger than necessary. Larger circuit die can result in increased circuit manufacturing costs and end product costs.

     Field programmable gate arrays also are characterized by inflexibility in the number of pins required and the specific utilization of the pins provided. This is due to the fact that the building block for the particular circuit is set with a specific number of pins that have been assigned specific function parameters (such as input/output (I/O) or ground/charge) for connection to the end user's circuit board. Specific pin layout can result in a more inefficient board configuration for the circuit and, therefore, a requirement for increased board space and, ultimately, a larger or heavier end product. This inefficiency and associated higher system engineering costs can lead to increased cost to the end user of a product incorporating a field programmable gate array. Field programmable gate arrays that are RAM-based also can be subject to device volatility, i.e., loss of function in the event of a power shortage. To remedy this problem, additional non-volatile integrated circuits often must be utilized in conjunction with RAM-based field programmable gate arrays. This results in increased engineering costs to incorporate the additional circuit and a requirement for increased board space and, ultimately, a larger or heavier end product, which is also more costly.

     In addition, purchasers of field programmable gate arrays typically must acquire from the vendor specific CAD and programming software necessary to design the field programmable gate array to meet the purchaser's specific needs. The use of these software systems often limits the purchaser's universe of possible suppliers to the original vendor of the field programmable gate array because any change in supplier requires the purchaser to incur significant expense to purchase the additional CAD and programming system software and retrain engineers to implement that software. Also, as purchasers are often charged for the original CAD

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

and programming system software, they may be reluctant to abandon the initial investment and engineering training to change vendors.

     As a result of the inefficiencies in routing, design, size and performance, system designers must be prepared to accept higher per circuit costs in order to obtain the design flexibility and time-to-market benefits of field programmable gate arrays.

     The System Designer's Dilemma

     As a result of their characteristics, mask programmable gate arrays are particularly advantageous in applications that require high-volume, low-cost production of logic devices in which design changes are infrequent and time-to-market considerations are not critical. Alternatively, field programmable gate arrays provide distinct benefits when time-to-market considerations are paramount, low volume production is desired and cost considerations are not critical.

     Due to their respective negative characteristics, however, neither MPGAs nor FPGAs can typically meet all of the specific requirements of a system designer, as described in the foregoing paragraphs. As a result, system designers typically are confronted with a series of difficult strategic decisions during the process of developing a particular ASIC and thereafter in connection with obtaining an adequate supply of the ASIC to meet production needs. System designers electing to develop a mask programmable gate array generally incur high non-recurring engineering charges, forego possible time-to-market advantages and future design flexibility and risk design obsolescence and excessive inventory. Users of FPGAs can often achieve design flexibility and rapid development cycles, but often contend with inefficiencies in circuit routing, design and packaging, diminished circuit performance, and higher per circuit costs. In addition, users of both MPGAs and FPGAs are confronted with higher than optimal manufacturing costs due to the expenses associated with obtaining a second source for their product needs.

     The foregoing factors are of great competitive significance to system designers, particularly in an environment in which design requirements are rapidly changing and system "lives" are becoming increasingly short. Due to the limited and divergent nature of the alternatives available, system designers have had limited opportunity to manage effectively the strategic aspects of ASIC development and production.

THE ORBIT SOLUTION

     Customer service is critical to Orbit's business. Its customer relations programs feature flexibility in responding to particular customer needs, quick response time for delivering price quotes and products, extensive communications by company engineers with customers from the initial sales contact through product delivery, financial guarantees of on-time delivery for certain prototyping activities and officer level oversight of customer services.

     Orbit's design, manufacturing and engineering support services provide system designers with increased flexibility to manage effectively their ASIC development, production, scheduling and inventory management functions. Orbit believes that its programs address limitations typically associated with MPGAs and FPGAs and position it as a preferred supplier of gate arrays for a wide variety of customer requirements and applications.

     Mask Programmable Gate Arrays

     The manner in which Orbit specifically addresses constraints commonly associated with the use of MPGAs is as follows:

     -  Minimal Order Size

       Orbit's established manufacturing capabilities and logistics permit it to provide a broad range of services with low volume requirements, thereby making small volume programs practical and reducing customers' work-in-process inventory risk and finished goods inventory exposure.

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

     -  Shorter Lead Time

       Orbit's customer service approach, in conjunction with its independent manufacturing capabilities, reduces production lead time and accelerates product time-to-market. In addition, reduced production lead time enables Orbit's customers to manage production schedules effectively, thereby reducing inventory risk.

     -  Low Non-Recurring Engineering Charges

       Typically, Orbit's ENCORE! program involves significantly lower non-recurring engineering expenses than those associated with MPGAs, allowing customers to select Orbit for lower volume programs than would otherwise be economically practicable. Accordingly, Orbit can in many instances provide a more cost-effective solution than MPGAs as a single source supplier.

     -  Cost-Effective Second Source of Supply

       Due to its lower non-recurring engineering expenses and low volume requirements, Orbit can be a low-cost second source for customers utilizing MPGA vendors as their primary sources of supply. Additionally, Orbit can reduce the risk of discontinuation or interruption of supply by MPGA vendors.

     Field Programmable Gate Arrays

     Orbit also specifically addresses limitations frequently associated with the use of FPGAs in the following manner:

     -  Efficient Routing

       Orbit's gate arrays typically permit more efficient routing within a circuit than FPGAs. As a result, routing capacitance and power dissipation can be minimized, thereby improving the performance of the circuit and, potentially, the system. More efficient routing can also result in fewer pins, thereby reducing package size and cost. Smaller packages reduce board space, resulting in a smaller form factor and a lighter product.

       In addition, more efficient routing maximizes the number of usable gates within a specific die (in excess of 80% with respect to ENCORE!, and generally between 90% and 97%, compared to an industry average of 40% to 70% for FPGAs), permitting a reduction in the total number of "raw" gates required to implement a particular circuit. This translates into a reduction in the size of the die and therefore an increase in gross die per wafer. A greater number of die per wafer lowers the cost per die, resulting in lower system cost.

     -  Efficient Cell Architecture

       Orbit gate arrays have a more compact cell architecture than many FPGAs with an equivalent number of nominal gates, resulting in smaller die. Smaller die result in more gross die per wafer and, typically, in higher yield. These effects reduce the need for finer process geometries, which, if required, would necessitate significant capital investment for advanced process equipment and manufacturing facilities. More gross die per wafer and less expensive manufacturing facilities both contribute to lower overall system cost.

     -  Flexible Pin-Outs

       All Orbit gate arrays have unassigned power and ground pins, thereby allowing any pin to be assigned to any function. Orbit's gate array design also provides substantial flexibility in meeting customer pad limitations. As a result, circuit boards can be layed out more efficiently at the initial design stage or subsequently, resulting in reduced system engineering costs and cheaper, smaller circuit boards. Less board space decreases overall system costs and system size and weight.

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

     -  Non-Volatile Solution

       Because Orbit's gate arrays are non-volatile, system designers do not require additional integrated circuits to ensure the retention of data should power be interrupted. As a result, overall system cost is reduced due to the cost savings associated with fewer required circuits, as well as lower engineering costs and decreased board space. Decreased board space also permits smaller and lighter systems.

     -  Industry-Standard Software

       Because Orbit's ENCORE! program accepts netlists created using industry-standard software, customers can avoid the expense of purchasing specialized FPGA software and the associated costs of training.

     Competitive Position

     System designers seeking to satisfy their ASIC manufacturing requirements historically have had to choose between mask programmable gate arrays and field programmable gate arrays. System designers will usually select the approach that optimizes the relationship between the conflicting objectives of low effective cost per circuit and rapid time-to-market. For system designers with low cost, high-volume production requirements or design-constant circuits of 80,000 or more nominal gates, the MPGA approach is usually most cost-effective. The FPGA approach will typically be chosen in circumstances when rapid time-to-market is crucial, low-volume production is required and cost is not a critical consideration. Orbit competes against MPGAs and FPGAs in those areas where it can utilize its relative strengths most effectively to satisfy a system designer's need to balance effective cost per circuit and time-to-market considerations. The wide variety of circumstances in which Orbit offers system designers an improved solution includes the following:

     -  Prototype with FPGA/Production at Orbit to Achieve Lower Circuit Cost

       Orbit's ENCORE! program permits customers that have prototyped a circuit using a FPGA to obtain production of that circuit in an Orbit gate array. This program permits a customer to obtain the fast time-to-market advantages of FPGAs, while achieving specific production volume requirements and lower per circuit manufacturing costs.

     -  Prototype with FPGA/Production at Orbit to Achieve Circuit Optimization

       Utilizing Orbit's ENCORE! program, Orbit's engineers are able to convert a customer's circuit that has been prototyped using a FPGA into an Orbit gate array having more efficient routing and gate array architecture and more flexible pin-outs, ultimately reducing packaging and overall costs while also achieving specific production volume requirements.

     -  Prototype and Initial Production with FPGA/Volume Production at Orbit

       Orbit can serve as the primary source of production for a customer that has prototyped and commenced production of a circuit using a FPGA. This service permits the customer to increase its production volumes and achieve lower per circuit costs.

     -  Orbit as Secondary Source for MPGA Production

       Due to its low non-recurring engineering charges, Orbit provides users of particular MPGA products with a second source of manufacturing production. In instances where a MPGA supplier has discontinued or threatened to discontinue production of a particular MPGA, Orbit can provide the customer with the primary source of production supply.

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

     -  Orbit as Primary Source of Supply

       Orbit's ENCORE! program and manufacturing capabilities position Orbit to provide a primary source of circuit production in circumstances where a customer is faced with time-to-market considerations that are important, but not critical, and low to moderate production volume requirements.

THE ORBIT STRATEGY

     Orbit's objective is to continue to provide flexible ASIC design and manufacturing services capable of responding effectively to a broad spectrum of customer needs by means of its technology, know-how, manufacturing expertise and engineering support services. Orbit's strategy includes the following principal elements:

     Enhance ENCORE! Capabilities

     In order to enhance its position in the rapidly expanding ASIC market, Orbit intends to make a significant investment in research and development activities, expand its engineering staff to support the demand for netlist conversion and aggressively market its ENCORE! gate array services. Orbit believes that the competitive advantages of the ENCORE! program can be further increased to respond to specific customer needs. Orbit plans to transition its independent manufacturing capabilities to a process technology based on a smaller feature size and larger wafer size, and with these enhancements, Orbit believes it will be able to compete effectively with producers of integrated circuits having up to 50,000 usable gates.

     Refine Software Technology

     In order to provide its customers with maximum flexibility and to permit customers to utilize Orbit as a primary source for ASIC production, Orbit is developing gate array, as well as standard cell and analog, software "libraries" to interface with a larger number of customer design tools and to continue to improve its internal design engineering capabilities to permit increased production of ASICs expressed in Orbit specific simulations and gate array architecture. Orbit is developing libraries that are independent of any particular vendor's technology and are expressed in widely used hardware programming languages, such as VHDL and Verilog. In addition, Orbit is working to continue to develop its internal gate array and standard cell libraries to interface with widely used logic syntheses tools such as Synopsis and Exemplar. Orbit is also developing macrocells that integrate standard functions with support circuitry, thereby reducing the number of parts and cost to the customer.

     Increase Manufacturing Capacity


     Orbit is currently upgrading and expanding its existing manufacturing capabilities, from the 4-inch wafer line utilizing a 1.2 or 0.8 micron process technology currently in place to a process utilizing a 6-inch wafer and 0.8 micron technology. In conjunction with Orbit's gate array conversion programs, which provide efficient routing and cell architecture, Orbit believes that its planned manufacturing processes utilizing 6-inch wafers and 0.8 micron process technology would position Orbit to compete effectively with competitors utilizing larger wafers and finer geometries.


     Orbit is also planning to upgrade its manufacturing capabilities to utilize an 8-inch wafer line and a 0.6 or 0.5 micron process technology. It is anticipated that the establishment of such capabilities may be accomplished through external foundry capacity or establishment of in-house capacity. Orbit is continuing to consider the establishment of a facility in Israel. The establishment of such facility in Israel would be expected to require capital expenditures of approximately $217 million, of which it is anticipated that approximately $76 million would be funded through grants from the Israeli government. Establishing a facility in Israel would allow Orbit to participate in favorable governmental grant and other programs, which participation would lower the cost of completing the Israeli facility. Advantages offered by Israel that could be available to Orbit include income tax holidays, grants for the funding of research and development activities, free trade agreements with both the United States and the European Union and the availability and relatively lower wages of technical personnel. In the event the DII Group decides to establish such a facility in Israel or

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

elsewhere, it is expected that the DII Group's capital resources and cash flow from operations would not be sufficient to fully fund the establishment of such an expansion project. In such event, the DII Group would need to raise additional funds through public or private financings. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current stockholders of the DII Group would be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of DII Group Common Stock. No assurance can be given that additional financing would be available or that, if available, it would be available on terms favorable to the DII Group. If adequate funds are not available to satisfy its capital requirements, the combined company would be required to curtail significantly or defer, temporarily or permanently, this expansion project.

     Upgrade Process Technology

     While Orbit assesses the necessity for upgrades in process technology that utilize finer geometries and larger wafer sizes, Orbit believes that a 6-inch wafer with a 0.8 micron process technology will position Orbit to compete effectively with competitors utilizing larger wafers and finer geometries. Orbit's gate arrays typically permit more efficient routing within a circuit than FPGAs. Orbit gate arrays also have a more compact cell architecture than many FPGAs with an equivalent number of nominal gates, resulting in smaller die and which increases the gross die per wafer and lowers the cost per die.

     Maintain High Level of Customer Service

     Orbit provides a high level of service to its customers, which it believes distinguishes it from its competitors. Orbit will continue to place a high emphasis on flexibility in responding to particular customer needs, quick response time for providing price quotes, design services and products, and extensive communication with each customer from the initial sales contact to the delivery of a manufactured product. In order to support active communication channels with customers, Orbit has an internal network system that integrates the various components of Orbit's operations and permits Orbit to provide detailed up-to-date production work-in-progress and billing information upon request.

CUSTOMER PROGRAMS

     ENCORE! Gate Array Program

     ENCORE! is a gate array program that includes internally developed software that converts the netlist circuit design of customer-designed ASICs, including mask programmable gate arrays and electronically programmable gate arrays, into an Orbit gate array at low non-recurring engineering charges. Orbit implements its netlist conversion process in a series of well-defined procedures, including several simulations that can identify design problems prior to commencement of the manufacturing process, thereby improving the efficiency and performance of the customer's original design and circuit layout.

     Orbit's ENCORE! program is designed to permit substantial flexibility to the customer. Orbit attempts not to impose any process standards as a prerequisite to undertaking a customer's project and attempts to meet the exact requirements of the customer. To this end, Orbit assigns an Orbit design engineer to be the direct contact with the customer's engineering personnel.

     The ENCORE! gate array program provides an end product that is "transparent" to the customer, i.e., it will perform all the functions of the original ASIC provided to Orbit. The customer can therefore elect to have Orbit be the primary or secondary source of a particular integrated circuit. In addition, the circuits produced by Orbit through its ENCORE! process are based on Orbit's internal technology and are independent of the technology on which they were originally designed.

     Contract Manufacturing Services

     High Margin/Low-Volume Contract Manufacturing Services. Orbit offers several contract manufacturing services for low-volume production, which contribute relatively more to Orbit's net income than to its revenues. These include prototyping services, the "High Reliability Manufacturing Program," the "Foresight" program and charge coupled devices ("CCD") fabrication processes.

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     Through its prototyping program the company offers quick turnaround for customer orders and the availability of several process configurations, all including financial guarantees of on-time delivery. The "Foresight" program allows Orbit's customers to share space on a wafer. By spreading development costs among several customers, Orbit is able to provide an economical source of circuit processing to small volume circuit producers. Foresight also permits Orbit's customers to reduce their non-recurring engineering charges for development and testing of an integrated circuit prototype, including mixed-signal designs.

     Orbit maintains a "High Reliability Manufacturing Program" to support many medical companies that manufacture electronic devices for implantation into the human body, as well as prime contractors to United States military organizations. Orbit's manufacturing procedures and products in this area meet the quality standards of its customers, some of whom are governed by the requirements established by the United States Food and Drug Administration and the Department of Defense.

     Finally, Orbit supports CCD fabrication processes. Orbit specializes in custom application specific CCD processing, such as wafer scale CCDs and CCDs for imaging and analog CCD signal processing.

     High-Volume Contract Manufacturing Services.

     Orbit also offers high-volume contract manufacturing services for a wide range of semiconductor companies that generally do not have their own manufacturing capability. This service has accounted for an increasingly smaller portion of Orbit's revenues since the end of 1992, and is expected to be an insignificant portion of revenues upon the expected completion of a final contract in the third quarter of 1996.

     Design Services

     As part of its strategy to maintain a high level of customer service, Orbit provides digital gate array design services to its customers. In some instances, Orbit assists customers in the design of their gate arrays from the initial design stage. Orbit also often works with customers to maximize the functionality and efficiency of customer-designed circuits.

     Mixed-Signal Design Services

     A mixed-signal design group provides rapid development of custom analog/digital ASICs based on cost-effective gate array designs. Orbit believes that its mixed-signal gate arrays and their low-voltage design methodology provide Orbit with a significant opportunity for increased sales in battery-operated products used within the medical, industrial and commercial markets.

MARKETING, SALES AND CUSTOMER SERVICE

     Marketing and Sales

     Orbit markets its services and programs through advertisements, technical articles and press releases that appear regularly in a variety of trade publications, as well as through the dissemination of company brochures, data sheets and technical manuals. Additionally, Orbit participates in industry trade shows on a regular basis.

     Orbit sells its products by means of a worldwide selling organization that includes direct sales personnel, independent manufacturers' representatives, and one local and sixteen licensed foreign distributors. Orbit's North American sales personnel include three regional sales managers and three field application engineers. Orbit's sales managers support the independent representatives by regularly calling on existing and prospective customers. Orbit's sales managers oversee the activities of approximately 19 independent manufacturers' representatives that operate through 36 office locations in the United States and Canada.

     Orbit also generates revenues from international sales. Orbit utilizes distributors servicing eight European countries. Orbit has also retained manufacturers' representatives in four European, one Middle Eastern and three Asian countries. Orbit's international sales accounted for approximately 8%, 6% and 7% of revenues in 1995, 1994 and 1993, respectively and 13% for the three months ended March 31, 1996. International sales are subject to certain risks, including unexpected changes in regulatory requirements, fluctuations in exchange

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

rates, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors and representatives, difficulties in staffing and managing foreign subsidiary operations and potentially adverse tax consequences. Because all of Orbit's foreign sales are denominated in US dollars, Orbit's products become less competitive in countries with currencies declining in value against the dollar.

     Orbit's agreements with its manufacturers' representatives and distributors are usually terminable by either party on relatively short notice. Orbit recognizes revenue from distributors at the time of shipment of the product by Orbit because the distributors become contractually obligated to pay Orbit at that point.


     Sales to Orbit's five largest customers accounted for 25%, 32% and 30% of Orbit's revenues during 1995, 1994 and 1993, respectively and 26% for the three months ended March 31, 1996. The following customers accounted for 5% or more of Orbit's revenues in fiscal 1995, 1994 and 1993 and the three month period ended March 31, 1996: Intermedics, Inc., which accounted for approximately 8%, 9%, 9%, and less than 5%, respectively; Startech Semiconductor, Inc. ("Startech"), which accounted for approximately 9%, 10%, 9%, and 5%, respectively; Level One Communications, Inc., which accounted for approximately 6% in each of 1994 and 1993; and Bay Networks Inc., which accounted for approximately 8% in the three months ended March 31, 1996.


     It is Orbit's policy to sell only on a firm order basis. At March 31, 1996 and December 31, 1995, Orbit's backlog was approximately $31 million and $28 million respectively, compared with approximately $31 million and $30 million at March 31, 1995 and December 31, 1994, respectively. Orbit includes in its backlog all orders scheduled for delivery over the next 12 months. Orbit's orders are cancelable or reschedulable by the customer on short notice under certain circumstances. In some cases, Orbit imposes cancellation charges. Orbit's backlog may not be indicative of actual sales and therefore should not be used as a measure of future revenue.

     Customer Service

     Orbit believes that emphasis on customer service and technical support is essential for success in the semiconductor industry and supports this philosophy by maintaining a separate customer service department headed by an officer at the vice president level. Orbit conducts regular customer service team meetings that address particular aspects of Orbit's overall customer service support and strategy. The areas of customer service and technical support Orbit considers most significant to its business are regularly monitored by Orbit's management. Orbit's customer service organization emphasizes prompt, accurate responses to questions about product delivery and order status, and responses are typically given by Orbit within 24 hours.

     Orbit's design engineers, augmented by field application engineers working closely with Orbit's sales representatives and distributors throughout the world, provide technical support to its customers. Orbit's customers can track their work in progress at any time through Orbit's customer service department.

TECHNOLOGY

     Process Technology


     Orbit's current wafer fabrication facility in Sunnyvale, California, produces circuits on 4-inch wafers utilizing 1.2 and 0.8 micron process technologies. Orbit is upgrading its manufacturing capability to a 6-inch wafer fabrication line, and has developed a 0.8 micron double-metal process that will supplement the existing 1.2 micron CMOS process at its California facility.


     Software

     Orbit provides its customers with flexibility in integrated circuit design engineering through its internal software, which can accept a circuit design expressed in an external programming language. In addition, Orbit provides a "library" of programming design tools to customers which allows them to design circuits using Orbit's internal engineering design software.

     Gate Array Architecture

     Orbit utilizes a "sea-of-gates" architecture in its gate arrays. This architecture is so named because it covers the entire surface area of the gate array with gates. By contrast, older "channeled" architectures dedicate a percentage of the surface area exclusively for the interconnect of the gates. Since the interconnect must overlap the gates in the sea-of-gates architecture, the efficiency of the architecture may be judged on the percentage of the gates that can be utilized and still allow the circuit to be successfully interconnected. Orbit is capable of achieving utilizations in excess of 80% with its ENCORE! program, and generally between 90% and 97% of the available gates through its design of the basic gate in conjunction with proprietary enhancements to its autorouting software. This utilization performance is independent of the wafer fabrication technology. Orbit believes that its gate array architecture, in conjunction with its 0.8 micron process technology at its Sunnyvale facility, will permit it to achieve reductions in circuit sizes and costs.

     Design Verification

     Designs implemented in a given architecture or technology frequently fail to work when implemented in a new technology due to the inability to verify the existing design in the new technology. This problem limits the extent to which designs can be converted to new technologies.

     Orbit employs a rigorous screening process to detect and correct design and test problems early in the conversion process. This screening process involves numerous checks of the design and its performance as measured against the customer requirements. These checks include the stressing of the circuit design beyond normal operating limits, which identifies many weaknesses. Orbit also evaluates the effectiveness of the customer-supplied simulations in correctly exercising the design.

     Once a problem has been identified, Orbit often can correct the problem and achieve design verification. It has been Orbit's experience that designs that have passed its screening process are unlikely to have subsequent manufacturing, testing or qualification problems.

     Test Generation

     As part of the design process, Orbit develops a test program that identifies which circuits are functional and which are defective. Errors or otherwise unsatisfactory circuit conditions within the test program can cause functional parts to be rejected as bad parts. Orbit has developed test generation methodologies that are capable of producing highly accurate production tests, thereby minimizing manufacturing problems.

MANUFACTURING AND QUALITY

     Manufacturing

     Orbit operates a 28,100 square foot plant, which includes a 12,000 square foot "clean room," located in Sunnyvale, California. Orbit's manufacturing operations are run in one partially staffed and two fully staffed shifts that operate 24 hours daily, five days per week and, as necessary, six or seven days per week.

     Orbit performs wafer fabrication functions as well as dicing and testing operations. With respect to low-volume rapid turnaround orders, Orbit engages contract assemblers who are located in close proximity to Orbit's facilities. As is common in the semiconductor industry, Orbit uses offshore assemblers in connection with its high-volume orders.


     The raw materials and equipment used in the production of Orbit's integrated circuits are available from several suppliers and Orbit is not dependent upon any single source of supply. Currently, however, Orbit purchases in excess of 80% of its wafer supply from MEMC Electronic Materials, Inc. In addition to wafers, Orbit requires various chemicals, gases and photoplates ("masks"). In excess of 90% of Orbit's photoplates are purchased from Photronics, Inc. ("Photronics"), which is a principal stockholder of Orbit.


     Orbit's operations are subject to a variety of United States federal, state and local governmental regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in the manufacturing process, including the Resource Conservation and Recovery

Act, the comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendment and Reauthorization Act, the Clean Air Act, and the Water Pollution Control Act. Such regulations could cause Orbit to acquire significant equipment or to incur other substantial expenses to comply with environmental regulations. Orbit believes its use, storage, handling, discharge and disposal of such materials complies in all material respects with applicable governmental regulations and that it has obtained all permits necessary to conduct its business. Any failure by Orbit to comply with present or future environmental laws, rules and regulations could result in fines being imposed on Orbit, suspension of production or cessation of operations and could subject it to liabilities which could have a material adverse effect on Orbit.

     Quality

     Orbit's internal quality assurance department comprised fifteen persons at December 31, 1995. The department is responsible for ensuring that Orbit's manufacturing procedures and products achieve the objective quality standards that have been presented for the semiconductor manufacturing industry. Orbit's operations meet the quality standards of its customers, some of whom are governed by the requirements established by the United States Food and Drug Administration and the Department of Defense. In addition, Orbit is certified under the International Standards Organization's (ISO) 9001 standards.

COMPETITION

     The market for Orbit's products and services is highly competitive and Orbit expects that competition will continue to increase as the market grows. Orbit's principal competitors include any existing suppliers capable of meeting high-volume orders of hardwire masked versions of FPGA products. Additional actual and potential competitors of Orbit's business include other gate array companies, or companies that have a gate array product line and a netlist conversion capability, that are seeking to utilize excess capacity. Small companies that offer a netlist conversion capability but have their manufacturing performed by offshore contractors also compete with Orbit. Although the business in which it engages is highly competitive, Orbit believes that it is the only full service manufacturer currently addressing the market for low-volume ASICs customers.

     Many of Orbit's competitors are larger and have significantly greater financial and other resources. Orbit's principal competitors with respect to its manufacturing services are Taiwan Semiconductor Manufacturing Company, United Microelectronics Corporation, Austria Mikro Systems, American Microsystems, Inc. ("AMI"), NCR Microelectronics ("NCR") and International Microelectronics Products. Orbit's principal ENCORE! competitors are Actel Corporation, Altera Corporation, Xilinx, Inc., AMI, ASIC Technical Solutions, Inc., Atmel Corporation, NCR, Toshiba America, Inc., NEC Corporation, Seiko Epson Corporation, S-MOS, Inc. and Texas Instruments, Inc. Orbit may also face competition from suppliers of logic products based on emerging technologies. Orbit competes principally on the basis of conversion and manufacturing turnaround times, reliability, quality of customer service, flexibility, reputation, and, to a lesser extent, price. Orbit believes that it competes favorably, but there can be no assurance that it will be able to compete successfully against current and potential competitors, or that competitive pressures will not materially adversely affect its business, financial condition and results of operations.

PATENTS AND LICENSES

     Orbit does not own any patents. Orbit has, however, devoted significant resources to develop its current level of expertise, and believes that its integrated circuit design know-how and processes are valuable assets that have been and will continue to be important to its success. Orbit relies on a combination of nondisclosure agreements and other contractual provisions, as well as the confidentiality and loyalty of its employees, to protect its know-how and processes. Orbit, however, may be limited in its ability to control the confidentiality of its know-how and processes. A failure by Orbit to protect its material know-how and processes could have a materially adverse effect on Orbit's business, financial condition and results of operations. No assurance can be given that the steps taken by Orbit will be adequate to protect its proprietary rights or that a competitor will not independently develop know-how or processes similar or superior to those of Orbit.

     Orbit believes that its products and processes do not infringe upon the proprietary rights of third parties. However, as is typical in the semiconductor industry, Orbit has in the past received, and may in the future receive, letters and other communications from third parties asserting patent rights, copyrights or trade secret rights covering certain of Orbit's products or processes. Although intellectual property holders commonly offer licenses in connection with possible infringement claims, no assurance can be given that, if necessary, any license or other rights can be obtained on commercially reasonable terms, or that litigation or other administrative proceedings will not be commenced against Orbit. Orbit's failure to obtain necessary patent or technology licenses or other rights, or litigation arising out of infringement claims, could have a materially adverse effect on Orbit's business, financial condition and results of operations. See "Legal Proceedings."

     Orbit utilizes certain technology obtained from Letni Semiconductors, Inc. ("Letni") in connection with its ENCORE! program, which technology Orbit understands Letni has provided to at least two other companies, ASIC Technical Solutions, Inc. and International Microelectronic Products. The principals of Letni are currently employed by Orbit. Orbit believes that, in the approximately three years since it obtained such technology from Letni, Orbit has significantly enhanced the technology and its current competitive position is materially based on those enhancements.

EMPLOYEES

     Orbit believes that skilled personnel are an integral aspect of semiconductor manufacturing. Orbit maintains an extensive personnel training program at its facilities, and believes its program helps reduce turnover and leads to higher worker productivity.

     As of December 31, 1995, Orbit had 278 full-time domestic employees, including 16 in marketing, sales and customer support; 35 in design, research and development; 203 in manufacturing; and 24 in administration and finance. In addition, Orbit Israel has two employees.

     Orbit emphasizes good relations with its employees, and seeks to reward them professionally and financially in a manner that it believes exceeds general practice in the semiconductor industry. Orbit believes that its future success will depend in large part on its ability to continue to attract, retain, train, and motivate highly skilled and dedicated employees. None of Orbit's employees are represented by a labor union, and Orbit's employees generally are employed on an "at will" basis. Orbit has not experienced any work stoppages and believes that its employee relations are good.

CUSTOMER CONCENTRATION

     Historically, a significant portion of Orbit's revenues in any particular period have been attributable to sales to a small number of customers. The composition of Orbit's largest customers has varied from year to year. Sales to Orbit's five largest customers accounted for 25%, 32% and 30% of Orbit's revenues during 1995, 1994 and 1993, respectively and 26% for the three months ended March 31, 1996. Orbit primarily conducts its sales on a purchase order basis, rather than pursuant to long-term supply contracts. The loss of any significant customer, any reduction in orders by any significant customer, or the cancellation or rescheduling of a significant customer order, including reductions or cancellations due to customer departures from recent buying patterns, financial difficulties, or market, economic or competitive conditions in the customer's industry could materially adversely affect Orbit's business, financial condition and results of operations.

INTERNATIONAL SALES AND TRADE

     Orbit's sales to foreign customers accounted for approximately 8%, 6% and 7% of revenues in 1995, 1994 and 1993, respectively, and 13% for the three months ended March 31, 1996. International sales are subject to certain risks, including unexpected changes in regulatory requirements, fluctuations in exchange rates, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors and representatives, difficulties in staffing and managing foreign subsidiary operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on Orbit's business, financial condition and results of operations. In addition, even though Orbit's foreign sales are denominated in U.S. dollars, currency exchange fluctuations in countries where Orbit does business could materially adversely affect Orbit by resulting in pricing that is not competitive with prices denominated in local currencies.

ENVIRONMENTAL REGULATIONS

     Orbit is subject to a variety of United States federal, state and local governmental laws, rules and regulations relating to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any of those regulations could require Orbit to acquire equipment or to incur other substantial expenses to comply with environmental regulations. If substantial additional expenses are incurred by Orbit, product cost could significantly increase, thus materially adversely affecting Orbit's business, financial condition and results of operations. Orbit believes its use, storage, handling, discharge or disposal of such materials complies in all material respects with applicable governmental regulations and that it has obtained all material permits necessary to conduct business. Any failure by Orbit to comply with present or future environmental laws, rules and regulations could result in fines being imposed on Orbit, suspension of production or cessation of operations, any of which could have a material adverse effect on Orbit's business, financial condition and results of operations.

PROPERTIES

     Orbit's principal administrative, marketing, sales, customer support, research and development, manufacturing and testing facility is currently located in Sunnyvale, California. Orbit currently owns a 28,100 square foot building that includes a 12,000 square foot "clean room" wafer processing area, and houses all manufacturing, process engineering, quality control and production control facilities. In addition, Orbit leases two other buildings in Sunnyvale. These leased buildings contain an aggregate of approximately 76,400 square feet and provide facilities for all administration, marketing and sales personnel and houses the design engineering and testing operations. Leases covering the buildings are for an initial term of seven and ten years and expire in June 1999 and November 2005, respectively. Orbit also leases small amounts of office space in Atlanta, Georgia and Philadelphia, Pennsylvania.

     Orbit is considering the establishment of a semiconductor production facility in Eilat, Israel, through its subsidiary, Orbit Israel, which currently has two employees. Orbit Israel leases its office space in Eilat on a short-term basis.

     Management considers the above facilities suitable and adequate to meet Orbit's current requirements.

LEGAL PROCEEDINGS

     In June 1995, Orbit acquired KMOS, which is currently a party to an arbitration proceeding being conducted in the State of California. In the arbitration, Universal Semiconductor, Inc. ("Universal") has alleged that KMOS breached a contract between KMOS and a predecessor company of Universal and violated such company's intellectual property rights relating to certain technology. Universal is seeking an unspecified amount of damages. Orbit believes that the claims set forth by Universal in the arbitration are without merit and intends to continue to defend such claims vigorously. In the event of an unfavorable outcome to this matter, Orbit is entitled to limited indemnification from certain former KMOS stockholders. Accordingly, management believes that the ultimate resolution of this matter will not have a material adverse effect on Orbit's financial position or results of operations.

     In August 1995, Orbit brought an action against Power Max Enterprises, Inc. ("Powermax"). Powermax counteracted by filing an arbitration proceeding in the State of California in August 1995 alleging breach of contract, misappropriation of trade secrets and unfair competition by Orbit and is seeking an unspecified amount of damages. Orbit believes that the claims set forth by Powermax in the arbitration are without merit and intends to continue to defend such claims vigorously. Management believes that the ultimate resolution of this matter will not have a material adverse effect on Orbit's financial position or results of operations.

     In December 1995, a securities class action was filed in the United States Court for the Northern District of California alleging that Orbit (along with several of its officers and directors) misled the market for its common stock by issuing a number of allegedly false or misleading statements. The complaint, which is purportedly brought on behalf of a class consisting of all purchasers of Orbit's common stock between April 20, 1995 and October 6, 1995, alleges claims under Sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder. There has been no discovery and the court has not set a trial date. Orbit believes that the claims set forth are without merit and intends to defend such claims vigorously. Accordingly, management believes that the ultimate resolution of this matter will not have a material adverse effect on Orbit's financial position or results of operations.

     There are no other pending legal proceedings of a material nature to which Orbit is a party or to which any of its property is subject. Orbit knows of no legal proceedings contemplated by any governmental authority or agency.

                       OTHER INFORMATION CONCERNING ORBIT

PRICE RANGE OF ORBIT COMMON STOCK AND DIVIDEND POLICY

     Orbit Common Stock is traded on Nasdaq under the symbol "ORRA." The following table sets forth the high and low sale prices for the Orbit Common Stock as reported on Nasdaq for the periods indicated since Orbit commenced trading on Nasdaq on November 16, 1994:


                                                                              HIGH       LOW
                                                                             ------     ------
1994
First Quarter............................................................    $ --       $ --
Second Quarter...........................................................      --         --
Third Quarter............................................................      --         --
Fourth Quarter (from November 16, 1994)..................................      9.25      7.375
1995
First Quarter............................................................     15.50       6.75
Second Quarter...........................................................     23.50     14.875
Third Quarter............................................................     26.50      18.75
Fourth Quarter...........................................................     18.25      7.625
1996
First Quarter............................................................     12.25      6.625
Second Quarter...........................................................    12.375       6.50
Third Quarter (through July 19, 1996)....................................    11.375      9.125



     See the cover page of this Joint Proxy Statement/Prospectus and "Summary -- Market Price Data" for recent sale price information of the Orbit Common Stock. As of July 19, 1996, there were approximately 80 holders of record of the Orbit Common Stock.


     Orbit has never declared or paid a cash dividend on its capital stock and does not anticipate paying any dividends in the foreseeable future. See "Orbit Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements of Orbit.

ORBIT SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial information of Orbit has been derived from the historical consolidated financial statements, and should be read in conjunction with such consolidated financial statements and the notes thereto, which are included in this Joint Proxy Statement/Prospectus. Historical consolidated financial information for certain periods are derived from historical consolidated financial statements not included herein.

             ORBIT SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   50 DAYS
                                                                                    ENDED        THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,             DECEMBER 31,        MARCH 31,
                                     ----------------------------------------    ------------    ------------------
                                      1995       1994       1993       1992        1991(2)        1996       1995
                                     -------    -------    -------    -------    ------------    -------    -------
STATEMENT OF OPERATIONS DATA:
  Net sales........................  $61,560     50,433     33,581     25,449         3,228       14,498     14,929
  Income from continuing operations
    before extraordinary item......  $ 6,681      5,149      1,673        436           234          405      1,781
  Earnings per share from
    continuing operations before
    extraordinary item.............  $  0.75       0.82       0.32       0.09          0.05         0.05       0.21
CASH DIVIDENDS DECLARED............  $ --         --         --         --           --            --         --

                                                            DECEMBER 31,                            MARCH 31,
                                         ---------------------------------------------------    ------------------
                                          1995       1994       1993       1992       1991       1996       1995
                                         -------    -------    -------    -------    -------    -------    -------
BALANCE SHEET DATA:
  Total assets.........................  $59,342     40,775     15,599     11,759     11,306     58,009     39,348
  Long-term obligations(1).............  $12,012      5,603      3,747      2,356      3,712      9,200      5,239
  Total stockholders' equity...........  $36,867     27,177      4,532      2,814      1,297     37,853     26,432

- ---------------

(1) Long-term obligations include noncurrent obligations under capital leases.

(2) In connection with a management buyout on November 12, 1991, Orbit acquired the semiconductor subsidiary of Orbit International Corp. See Note 1 of Notes to Consolidated Financial Statements of Orbit included elsewhere herein for additional information.

ORBIT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  GENERAL

     Orbit provides semiconductor design, manufacturing and engineering support services that allow system designers to manage their application specific integrated circuit ("ASIC") development, production, scheduling and inventory control more effectively. In late 1992, Orbit introduced its ENCORE! program and in June 1995, Orbit further developed its gate array program through its acquisition of KMOS. Both the gate array programs (comprised of the ENCORE! program and the KMOS mixed-signal gate array program) and Orbit's high margin contract manufacturing program, which includes the High Reliability Contract Manufacturing program, have generally achieved a higher gross margin percentage than Orbit's other manufacturing programs.


     As discussed in Note 2 to Orbit's Consolidated Financial Statements included elsewhere herein, Orbit has accounted for its merger with KMOS as a pooling of interests and, accordingly, in 1995 all financial information was restated to reflect the combined operations of the two companies. Due to differing fiscal year ends, the consolidated statements of income combine Orbit's years ended December 31, 1995, December 31, 1994 and December 31, 1993 with KMOS' years ended December 31, 1995, May 31, 1995 and May 31, 1994, respectively. The consolidated balance sheet at December 31, 1995 combines the accounts of both Orbit and KMOS as of December 31, 1995 while at December 31, 1994 the consolidated balance sheet combines the accounts of Orbit as of December 31, 1994 with the accounts of KMOS as of May 31, 1995.

  RESULTS OF OPERATIONS

     Orbit's results of operations have in the past and may in the future vary due to a number of factors, including timing, cancellation or delay of customer orders; gains or losses of significant customers; changes in revenues and product mix; variations in selling prices; variations in manufacturing yields; the timing and level of process development costs; change in inventory levels; change in manufacturing capacity and variations in the utilization of this capacity; availability and change in prices of raw materials incorporated into Orbit's products; timing of announcement and introduction of new products and services by Orbit and its competitors; market acceptance of Orbit's and its customers' products; shifts in demand for Orbit's processes, services, technologies and products; the successful integration of KMOS's operations with Orbit's, and other competitive factors. Any unfavorable change in the foregoing or other factors could have a material adverse effect on Orbit's business, financial condition and results of operations. In addition, Orbit's inability to complete successfully its expansion plans in the United States or elsewhere or to do so in a timely manner, could have a material adverse effect on Orbit's business, financial condition and results of operations. Orbit also operates its own wafer fabrication facility, which entails a high level of fixed costs and requires adequate volume of production and sales to be profitable. During periods of decreased demand, these high fixed costs could have a material adverse effect on Orbit's business, financial condition and results of operations.

     Due to the foregoing and other factors, past results are a much less reliable predictor of the future than is the case in many older, more stable and less dynamic industries.

     The following table sets forth certain operational data both as percentages of total revenues and as percentage changes from the prior period's results, for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993:

                                                            YEAR-TO-YEAR      THREE MONTHS
                                       YEARS ENDED             CHANGE             ENDED
                                      DECEMBER 31,        -----------------     MARCH 31,      QUARTER-TO-
                                  ---------------------    1994      1993     -------------   QUARTER CHANGE
                                  1995    1994    1993    TO 1995   TO 1994   1996    1995     1995 TO 1996
                                  -----   -----   -----   -------   -------   -----   -----   --------------
Revenues........................  100.0%  100.0%  100.0%    22.1%      50.2%  100.0%  100.0%        (2.9)%
Cost of sales...................   58.4    62.2    68.9     14.7       35.6    63.9    56.4         10.5
                                  -----   -----   -----                       -----   -----
Gross margin....................   41.6    37.8    31.1     34.2       82.6    36.1    43.6       (13.3)
                                  -----   -----   -----                       -----   -----
Operating expenses:
  Research and development......    8.7     6.8     6.5     57.7       56.8    12.0     8.7         34.7
  Selling, general and
     administrative.............   17.5    14.6    15.4     45.5       43.0    19.7    16.9         12.8
                                  -----   -----   -----                       -----   -----
  Total operating expenses......   26.2    21.4    21.9     49.2       47.1    31.7    25.6         47.5
                                  -----   -----   -----                       -----   -----
Income from operations..........   15.4    16.4     9.2     14.5      166.6     4.4    18.0        (77.3)
Interest income (expense) and
  other, net....................    0.1     0.2    (1.0)   (23.2)    (128.3)    0.4     0.8        133.0
                                  -----   -----   -----                       -----   -----
Income before income taxes and
  extraordinary item............   15.5    16.6     8.2     14.0      204.1     4.0    18.8        (68.7)
Provision for income taxes......    4.6     6.4     3.2    (11.1)     198.1     1.2     6.9        (71.4)
                                  -----   -----   -----                       -----   -----
Income before extraordinary
  item..........................   10.9    10.2     5.0                         2.8    11.9
Extraordinary item..............     --      --      --                         1.4      --
                                  -----   -----   -----                       -----   -----
Net income......................   10.9%   10.2%    5.0%    29.8%     207.8%    4.2%   11.9%       (67.2)%
                                  =====   =====   =====                       =====   =====

     The following table details revenues, gate array revenues and gate array revenues as a percentage of total revenues (dollars in thousands):

                                                        YEAR-TO-YEAR
                                                           CHANGE           THREE MONTHS
                         YEARS ENDED DECEMBER 31,     -----------------    ENDED MARCH 31,     QUARTER-TO-
                        ---------------------------    1994      1993     -----------------   QUARTER CHANGE
                         1995      1994      1993     TO 1995   TO 1994    1996      1995      1995 TO 1996
                        -------   -------   -------   -------   -------   -------   -------   --------------
Revenues............... $61,560   $50,433   $33,581     22.1%     50.2%   $14,498   $14,929        (2.9)%
                        =======   =======   =======    =====     =====    =======   =======   ===========
Gate array program
  revenues............. $27,121   $19,964   $11,225     35.8%     77.9%   $ 9,472   $ 5,527        64.4%
                        =======   =======   =======    =====     =====    =======   =======   ===========
Gate array program
  revenues as a
  percentage of
  revenues.............    44.1%     39.6%     33.4%                         65.3%     37.0%


     REVENUES -- Orbit reported revenues for the first quarter of 1996 of $14.5 million, representing a decrease of 3% from $14.9 million for the first quarter of 1995. Of this decrease in revenues, $2.8 million was attributable to Orbit's high margin contract manufacturing program, which includes the High Reliability Contract Manufacturing program, and $1.6 million was attributable to the low margin foundry program, partially offset by an increase of $3.9 million in gate array revenues, which includes the ENCORE! program and the mixed-signal gate array program. The decrease in revenues attributable to the high margin contract manufacturing program was primarily as a result of order push-outs and a lower-than-expected rate of order bookings for product shipments within the quarter. The increase in revenues attributable to the gate array program, together with the decrease in revenues attributable to the low margin foundry program, reflects Orbit's strategic emphasis on its higher-margin manufacturing programs, including the gate array program.


     Orbit reported record revenues from fiscal 1995 of $61.6 million, representing an increase of 22% from $50.4 million for fiscal 1994, which was 50% higher than 1993 revenues of $33.6 million. These increases were primarily attributable to Orbit's gate array program, which resulted in $27.1 million in revenues in fiscal 1995 (44% of total revenues) compared with $20.0 million in fiscal 1994 (40% of total revenues) and $11.2 million in fiscal 1993 (33% of total revenues). In addition, Orbit achieved both volume increases and higher average selling prices in its High Reliability Contract Manufacturing program, which together accounted for revenue increases of $4.9 million in both fiscal 1995 and fiscal 1994. These increases in both dollars and as a percentage of total revenue reflected Orbit's strategic emphasis on higher-margin manufacturing programs, including the gate array program.

     A related party customer accounted for 10% of revenues in the year ended December 31, 1994. No single customer accounted for more than 10% of revenues in the three months ended March 31, 1996 and 1995 or in the years ended December 31, 1995 and 1993. Orbit believes that its related party sales are at prices comparable to those for other, non-related customers of similar manufacturing programs. Orbit's top five customers, which have varied from period to period, accounted for approximately 26% and 31% in the three months ended March 31, 1996 and 1995, respectively, and approximately 25%, 32%, and 30% in the years ended December 31, 1995, 1994 and 1993, respectively, of Orbit's revenues. The loss of a major customer could have a material adverse effect on Orbit's business.

     GROSS MARGIN -- The following table sets forth, for the periods indicated, Orbit's revenues, gross margin and gross margin as a percentage of revenues (dollars in thousands):

                                                                                   THREE MONTHS
                                                  YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                                 ---------------------------     -----------------
                                                  1995      1994      1993        1996      1995
                                                 -------   -------   -------     -------   -------
Revenues.......................................  $61,560   $50,433   $33,581     $14,498   $14,929
Cost of sales..................................  $35,961   $31,354   $23,130     $ 9,269   $ 8,413
                                                 -------   -------   -------     -------   -------
Gross margin...................................  $25,599   $19,079   $10,451     $ 5,229   $ 6,516
                                                 =======   =======   =======     =======   =======
Gross margin percentages.......................     41.6%     37.8%     31.1%       36.1%     43.6%
                                                 =======   =======   =======     =======   =======

     Orbit's gross margin percentage was 36.1% in the first quarter of 1996, down from 43.6% in the first quarter of 1995. This decrease was primarily due to the decrease in revenues and an increase in fixed manufacturing costs in connection with Orbit's expansion of its fabrication facilities in California.

     Orbit's gross margin percentage was 42% in the year ended December 31, 1995, up from 38% in the year ended December 31, 1994 and 31% in the year ended December 31, 1993. These increases were primarily due to the proportional increase in revenues associated with the gate array program and, in the year ended December 31, 1995, the High Reliability Contract Manufacturing program, which generally achieve a higher gross margin percentage than Orbit's other manufacturing programs. The increase in the year ended December 31, 1994 also reflected increased average wafer selling prices, as well as increased volume, which results in lower unit costs as Orbit is able to spread manufacturing costs over a larger production volume.

     RESEARCH AND DEVELOPMENT EXPENSES -- Research and development expenses consist primarily of personnel costs, equipment and its related depreciation, and related support costs associated with the development of new semiconductor manufacturing processes and design technology. Orbit increased its spending on research and development in the first quarter of 1996. These expenses in the first quarter of 1996 exceeded the first quarter of 1995's expenses by 35%. This increase reflects Orbit's continuing development of the gate array program, as well as the development of improved process technologies and development work on a 0.8 micron process technology.

     Orbit increased its spending on research and development in the years ended December 31, 1995 and 1994. These expenses in fiscal 1995 exceeded fiscal 1994 expenses by 58%, which were 57% higher than those of fiscal 1993. These increases reflected Orbit's continuing development of the ENCORE! program as well as the development of improved process technologies. In particular, during fiscal 1995 and the fourth quarter of 1994, Orbit continued with its development work on its 0.8 micron process technology.

     Orbit believes that the continued development of its technology is essential to its future success and is committed to continue its investment in research and development. Orbit expects that research and development spending will increase in future periods as a consequence of product and process development activities currently underway.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES -- Selling, general and administrative expenses increased as a percentage of revenues to 20% in the first quarter of 1996 from 17% in the first quarter of 1995 and increased in dollars approximately 12% to $2.9 million in the first quarter of 1996 from $2.5 million in the first quarter of 1995. This dollar increase was primarily attributable to compensation increases of $0.5 million primarily associated with the hiring of key sales, marketing and customer service personnel, partially offset by a decrease of $0.3 million in advertising expenses.



     Selling, general, and administrative expenses increased as a percentage of revenues to 18% in fiscal 1995 from fiscal 1994 and increased in dollars approximately 45% to $10.8 million in fiscal 1995 from $7.4 million in fiscal 1994. This dollar increase in fiscal 1995 was primarily attributable to an increase of $0.9 million in advertising and promotion expenses primarily associated with the gate array program, compensation increases of $0.5 million primarily associated with the hiring of key sales, marketing and customer service personnel, an increase of $0.4 million associated with personnel and recruitment expenses and merger expenses of

$0.3 million associated with the acquisition of KMOS in June 1995. Selling, general and administrative expenses increased in dollars approximately 43% to $7.4 million in fiscal 1994 from $5.2 million in fiscal 1993. This increase was primarily a result of increased sales commissions of $0.7 million due to higher sales volumes, compensation increases of $0.6 million primarily associated with the hiring of key sales, marketing and customer service personnel, and goodwill amortization of $0.3 million.

     INTEREST INCOME (EXPENSE) AND OTHER, NET -- Orbit's interest income (expense) and other includes interest earned on cash equivalents and short-term investments, minority interest in losses incurred in its subsidiary and realized gains on the sale of investments, and in fiscal 1993 it also included interest on acquisition debt, borrowings under Orbit's line of credit agreement and capital lease obligations.


     Orbit's net interest income (expense) and other was $(0.1) million in the first quarter of 1996 as compared with $0.1 million in the first quarter of 1995. This decrease is due to an increase in interest expense associated with an increase in long-term lease obligations in connection with equipment additions related to Orbit's 0.8 micron process capability and a 6-inch wafer fabrication facility in California. Orbit expects that its interest expense will increase in the future as Orbit financed $9.6 million of equipment additions during fiscal 1995 with capital leases.


     Orbit's net interest income and other was $0.1 million, $0.1 million and $(0.4) million for fiscal 1995, 1994 and 1993, respectively. The increase from fiscal 1993 to fiscal 1994 in net interest income and other reflects reductions in substantially all of Orbit's interest bearing debt. Fiscal 1995 includes interest earned on the investment of the net proceeds arising from the closing of the initial public offering of Orbit's common stock in November 1994, offset by interest expense associated with an increase in long-term borrowings under equipment lease obligations in connection with equipment additions related to Orbit's 0.8 micron process capability and a 6-inch wafer fabrication facility in California.

     PROVISION FOR INCOME TAXES -- Orbit's provision for income taxes was $0.2 million and $1.0 million for the first quarter of 1996 and 1995, respectively. Orbit's effective tax rate was 30% for the first quarter of 1996 as compared to 37% in the first quarter of 1995. These rates differ from federal statutory rates primarily due to state income taxes, partially offset by the utilization of research and development tax credits in 1995 and manufacturing investment tax credits and with the tax benefits associated with the formation of a foreign sales corporation. The decrease in the effective tax rate in 1996 from 1995 is primarily due to the proportionally greater impact of state manufacturing investment tax credits.

     Income tax expense was $2.9 million, $3.2 million and $1.1 million for fiscal 1995, 1994 and 1993, respectively. Orbit's effective tax rate was 30% for fiscal 1995 as compared to 38% and 39% in fiscal 1994 and 1993, respectively. These rates differ from federal statutory rates primarily due to state income taxes partially offset by the utilization of research and development tax credits, and due to state manufacturing investment tax credits in 1995.

     EXTRAORDINARY GAIN -- An extraordinary gain from early retirement of debt of $0.2 million was recorded in the first quarter of 1996, net of income taxes of $0.1 million.

  LIQUIDITY AND CAPITAL RESOURCES

     Orbit has historically financed its operations and met its capital requirements from a combination of cash generated from operations, bank borrowings, capital lease financing and the sale of equity securities. In the fourth quarter of 1994, Orbit completed an initial public offering of 2,605,000 shares of its common stock at $7.50 per share, resulting in net proceeds of $17 million after deducting related offering costs.

     Principal sources of liquidity at March 31, 1996 and December 31, 1995 consisted of $9.7 million and $10.7 million, respectively, in cash and cash equivalents and $5.5 million available under a bank line of credit as of March 31, 1996. The bank line of credit contains certain financial covenants and restrictions including maintaining certain financial ratios. As of March 31, 1996 and December 31, 1995, Orbit was in compliance with such covenants and restrictions.

     Orbit's operating activities provided net cash of $1.5 million and $1.8 million in the first quarter of 1996 and 1995, respectively.

     Orbit's operating activities provided net cash of $10.0 million, $1.0 million and $2.3 million in the years ended December 31, 1995, 1994 and 1993, respectively. Cash generated from operations was impacted by significant increases in receivables and inventories, partially offset by increases in accounts payable in fiscal 1995 and fiscal 1993 and income tax payable in fiscal 1995.

     Orbit's investing activities used $1.3 million and provided $2.8 million in the first quarter of 1996 and 1995, respectively. Cash used for investing activities consisted primarily of the acquisition of capital equipment.


     Orbit's investing activities used $5.7 million, $8.5 million and $1.0 million in fiscal 1995, 1994 and 1993, respectively. Investing activities have used cash for acquisition of capital equipment and facilities, offset partially in fiscal 1995 by the maturity of short-term investments of $4.8 million, and the purchase of $4.8 million in short term investments in fiscal 1994. Orbit expects to spend approximately $45 million in 1996 and 1997 in order to expand its manufacturing capabilities, relating to the addition of a 0.8 micron process capability and a 6-inch wafer manufacturing capability.


     Net cash used in financing activities was $1.2 million and $1.2 million in the first quarter of 1996 and 1995, respectively.

     Net cash used for financing activities was $1.5 million in fiscal 1995, primarily as a result of repayments of capital lease obligations of $1.6 million and repayments of bank borrowings of $0.9 million, partially offset by bank borrowings of $0.7 million. Net cash generated by financing activities was $15.0 million in fiscal 1994. The net proceeds of Orbit's 1994 initial public offering were $16.9 million. In fiscal 1994, acquisition notes payable were paid down by $1.2 million and repayment of capital leases was $1.6 million. In fiscal 1993, cash used in financing activities was $1.4 million, primarily for the repayment of capital leases and acquisitions notes payable, partially offset by bank borrowings.

     Orbit believes that its banking facilities, equipment lease lines, cash and cash equivalents and anticipated cash provided by operations will be sufficient to meet Orbit's cash and capital requirements for the next twelve months. However, Orbit will require additional capital to fully fund its expansion and upgrading plans. No assurance can be given that additional financing will be available or, if available, that it will be available on acceptable terms.

DIRECTORS AND EXECUTIVE OFFICERS OF ORBIT


     The directors and executive officers of Orbit are as follows:


     Gary P. Kennedy, age 49, a Director of Orbit since 1985. Mr. Kennedy joined Orbit in 1985 as its President and as a member of the Orbit Board. In November 1991, Mr. Kennedy was appointed Chief Executive Officer. Prior to joining Orbit, Mr. Kennedy held engineering positions with the Semiconductor Division of Raytheon Co., Signetics, Inc. ("Signetics") and Synertek, Inc. ("Synertek"), all semiconductor companies, and Comdial Technology Corporation ("Comdial"), a telecommunications company. Mr. Kennedy holds a B.S. in Business Management from the University of San Francisco.


     Eli Harari, age 51, a Director of Orbit since January 1995. Mr. Harari has served as the chief executive officer and president of SanDisk Corp., a manufacturer of flash memories, since he founded that company in 1988. Mr. Harari holds a Ph.D. in Solid State Sciences from Princeton University.


     Steve Kam, age 53, a Director of Orbit since 1991. Mr. Kam joined Orbit in 1985 as Vice President - Engineering. In November 1991, Mr. Kam was appointed Chief Technology Officer and elected to the Orbit Board. Mr. Kam was appointed Executive Vice President - Technology in April 1993. Prior to joining Orbit, Mr. Kam held engineering positions with Signetics, Advanced Micro Devices, Inc. and Synertek, all semiconductor companies, and Comdial. Mr. Kam holds a B.S.E.E. from San Francisco State University, a B.A. in Physics from the University of California - Berkeley and a M.A. in Physics from the University of California - Davis.

     Richard B. Kash, age 45, a Director of Orbit since 1995. Mr. Kash joined Orbit in June of 1995 as Executive Vice President - Mixed-Signal Design when KMOS, a company founded by Mr. Kash in 1985, was acquired by Orbit. Mr. Kash holds a B.A. in Physics from the University of Oregon and a B.S.E.E. from the University of California - Santa Barbara.



     Constantine S. Macricostas, age 61, a Director of Orbit since 1992. Mr. Macricostas has served as the chairman and chief executive officer of Photronics, a photomask manufacturer, since he co-founded the company in 1969. He is on the boards of directors of Photronics, Nutmeg Federal Savings and Loan Association and Colonial Data Technologies Corp., a telecommunications company.



     Federico Faggin, age 54, a Director of Orbit since 1992. Dr. Faggin has held various engineering positions with several computer technology companies, including Fairchild Semiconductor and Intel Corp. He was also a co-founder, president and chief executive officer of Zilog, Inc. and Cygnet Technologies, Inc. Dr. Faggin is presently the president and chief executive officer of Synaptics, Inc. and is on the boards of directors of Synaptics, Inc., Aptix, Inc., Integrated Device Technology, Inc., Visioneer, Inc. and Logitech, Inc. Dr. Faggin holds a Doctore in Fisica from the University of Padua, Italy.


     Joseph K. Wai, age 51, a Director of Orbit since 1991. Mr. Wai joined Orbit in 1985 as Vice President - Finance. In November 1991, Mr. Wai was appointed Chief Financial Officer and Secretary and was elected to the Orbit Board. In April 1993, Mr. Wai was appointed Executive Vice President - Finance and Chief Operating Officer. Previously, Mr. Wai held financial and accounting positions with Comdial and with Trans Union Corporation, a manufacturing and rail car leasing company. Mr. Wai received a B.S. in Accounting from Southern Illinois University and a M.B.A. from the University of Chicago.


     Edward R. Rodriguez, age 49, was appointed Group Vice President in September 1995. From 1992 to 1995, Mr. Rodriguez was Vice President World Sales of Symbios Logic, Inc. ("Symbios"). Previously, Mr. Rodriguez held management positions in the sales organizations of S-MOS Systems, Inc. ("S-MOS"), Samsung Semiconductor ("Samsung") and Synertek. Symbios, S-MOS, Samsung and Synertek are semiconductor companies. Mr. Rodriguez holds a Juris Doctorate from the University of Santa Clara School of Law and a B.A. from the University of California at Santa Cruz.

COMPENSATION OF ORBIT DIRECTORS AND EXECUTIVE OFFICERS

  Directors' Compensation

     Orbit compensates its non-employee Directors at a rate of $10,000 per year, plus $1,000 for each meeting of the Orbit Board attended, plus $1,500 for each Audit Committee, Executive Committee or Compensation Committee meeting attended. Orbit also reimburses its non-employee Directors for out-of-pocket expenses incurred in connection with attendance at Orbit Board meetings.

  Summary Compensation of Executive Officers


     The following table summarizes the compensation earned by or paid to Orbit's President and Chief Executive Officer and each of the other four most highly compensated executive officers (collectively, the "Named Executive Officers") of Orbit during 1995, 1994 and 1993.


                           SUMMARY COMPENSATION TABLE


                                                                           LONG-TERM
                                                         ANNUAL          COMPENSATION
                                                      COMPENSATION   ---------------------    ALL OTHER
                                                      ------------   SECURITIES UNDERLYING   COMPENSATION
         NAME AND PRINCIPAL POSITION           YEAR    SALARY ($)         OPTIONS (#)            ($)
- ---------------------------------------------  ----   ------------   ---------------------   ------------
Gary P. Kennedy..............................  1995     $239,991        130,000                $ 12,558(1)
  President and Chief Executive Officer        1994      221,217           --                    17,770(2)
                                               1993      189,350           --                     2,535(3)
Steve Kam....................................  1995      199,992           --                    14,523(4)
  Executive Vice President-Technology          1994      186,050           --                     4,795(5)
                                               1993      177,139           --                    --
Joseph K. Wai................................  1995      166,147           --                     6,643(6)
  Executive Vice President-Finance,            1994      148,520           --                     6,606(7)
  Chief Financial Officer and Secretary        1993      142,175           --                    --
Richard B. Kash(8)...........................  1995      124,998           --                    --
  Executive Vice President-Mixed-Signal
  Design
Edward R. Rodriguez(9).......................  1995       62,022            300,000              --
  Group Vice President


- ---------------

(1) Consists of the annual premium on the life insurance policy that Orbit maintains on Mr. Kennedy's behalf ($2,839), Orbit's buyout of Mr. Kennedy's accrued but unused vacation time ($9,230) and Orbit's matching contribution to Orbit's 401(k) plan ($489).

(2) Consists of the annual premium on the life insurance policy that Orbit maintains on Mr. Kennedy's behalf ($1,794), Orbit's buyout of Mr. Kennedy's accrued but unused vacation time ($15,400) and Orbit's matching contribution to Orbit's 401(k) plan ($576).

(3) Consists of the annual premium on the life insurance policy that Orbit maintains on Mr. Kennedy's behalf.


(4) Consists of the annual premium on the life insurance policy that Orbit maintains on Mr. Kam's behalf ($6,342), Orbit's buyout of Mr. Kam's accrued but unused vacation time ($7,692) and Orbit's matching contribution to Orbit's 401(k) plan ($489).


(5) Consists of Orbit's buyout of Mr. Kam's accrued but unused vacation time ($3,215) and Orbit's matching contribution to Orbit's 401(k) plan ($1,580).

(6) Consists of Orbit's buyout of Mr. Wai's accrued but unused vacation time ($6,154) and Orbit's matching contribution to Orbit's 401(k) plan ($489).

(7) Consists of Orbit's buyout of Mr. Wai's accrued but unused vacation time ($5,119) and Orbit's matching contribution to Orbit's 401(k) plan ($1,487).

(8) Mr. Kash became an employee of Orbit on June 27, 1995.

(9) Mr. Rodriguez became an employee of Orbit on September 11, 1995.

     Option Grants in Last Fiscal Year

     The following table contains information concerning grants of Orbit Options made to each of the Named Executive Officers of Orbit for the fiscal year ended December 31, 1995. No stock appreciation rights were granted to these individuals during such year.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                               PERCENTAGE OF                          RATES OF STOCK PRICE
                              NUMBER OF        TOTAL OPTIONS                            APPRECIATION FOR
                              SECURITIES         GRANTED TO     EXERCISE                 OPTION TERM(3)
                          UNDERLYING OPTIONS    EMPLOYEES IN     PRICE     EXPIRATION ---------------------
          NAME                GRANTED(1)       FISCAL YEAR(2)    ($/SH)      DATE        5%          10%
- ------------------------  ------------------   --------------   --------   --------   ---------   ---------
Gary P. Kennedy.........         52,459              3.63%       $8.390    10/13/00   $ 276,796   $ 701,455
                                 77,541              5.36         7.625    10/13/05     371,834     942,300
Steve Kam...............             --                --            --          --          --          --
Richard B. Kash.........             --                --            --          --          --          --
Edward R. Rodriguez.....        300,000             20.74         7.625    10/13/05   1,438,596   3,645,685
Joseph K. Wai...........             --                --            --          --          --          --


- ---------------

(1) Under provisions of the Orbit Option Plan, Orbit granted Orbit Options to certain employees to purchase shares of Orbit Common Stock within prescribed periods at prices equal to the fair market value of the stock on the date of the grant. Orbit Options granted in 1995 generally become vested at the end of the four-year vesting period that begins on the date of grant. The exercise price may be paid in cash, in shares of Orbit's Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. Orbit may also finance the exercise of the Orbit Option by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(2) Based on an aggregate of 1,446,312 Orbit Options granted to employees of and consultants to Orbit in fiscal 1995, including the Named Executive Officers set forth in the Summary Compensation Table above.


(3) The potential realizable value is calculated based on the term of the Orbit Option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Commission and does not represent Orbit's prediction of its stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the fair market value of the stock at time of grant appreciates at the indicated rate for the entire term of the Orbit Option and that the Orbit Option is exercised at the exercise price and sold on the last day of its term at the appreciated price. There can be no assurance provided to any executive officer or any other holder of Orbit's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the Orbit Option grants made to the executive officers.


     Option Exercises in Last Fiscal Year

     The following table sets forth information concerning the number and value of the Orbit Options held by the Named Executive Officers at the end of fiscal 1995. No Orbit Options were exercised by any of the named persons during 1995.

      AGGREGATED OPTION EXERCISES IN LAST YEAR, AND YEAR-END OPTION VALUES


                                                                                         VALUE OF UNEXERCISED IN-
                                   SHARES                    NUMBER OF UNEXERCISED         THE-MONEY OPTIONS AT
                                 ACQUIRED ON                OPTIONS AT YEAR-END(#)            YEAR-END ($)(1)
                                  EXERCISE      VALUE     ---------------------------   ---------------------------
              NAME                   (#)       REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- -------------------------------- -----------   --------   -----------   -------------   -----------   -------------
Gary P. Kennedy.................   --           --           --              52,459      $       0      $  71,344
                                   --           --           --              77,541              0        164,775
Steve Kam.......................   --           --           --             --                   0              0
Richard B. Kash.................   --           --           55,591         --             471,968              0
Edward R. Rodriguez.............   --           --           --             300,000              0        637,500
Joseph K. Wai...................   --           --           --             --                   0              0


- ---------------

(1) Based on the closing sale price on Nasdaq as of December 29, 1995.

EMPLOYMENT CONTRACTS

     In June 1995, Mr. Kash, the former chief executive officer of KMOS, entered into an employment agreement with Orbit when KMOS was acquired by, and became a wholly-owned subsidiary of, Orbit. The agreement provides for a base salary of $250,000, a leased automobile and participation in Orbit's employee benefit plans. In the event that Mr. Kash is terminated by Orbit for any reason other than cause (as defined by the agreement) he is entitled to receive a termination payment equal to his unearned base salary, prorated from the effective date of such termination to and including the last day of the employment term. The agreement provides for a term of four years. For so long as Mr. Kash is employed by Orbit pursuant to his employment agreement, Orbit will nominate him for election to the Orbit Board and use all reasonable efforts to cause him to be elected to the Orbit Board.

     On September 11, 1995, Orbit entered into an employment agreement with Mr. Rodriguez. The agreement provides for a base salary of $215,000, an achievement bonus (as defined by the agreement), a leased automobile and participation in Orbit's employee benefit plans. In the event that Mr. Rodriguez is terminated by Orbit for any reason other than cause (as defined by the agreement) he is entitled to receive his base salary for the one-year period following the date of his termination. The agreement provides for a term of three years. In connection with his employment agreement, Orbit granted Mr. Rodriguez Orbit Options to purchase 300,000 shares of Orbit Common Stock. The Orbit Options shall vest in equal installments on the first, second, third and fourth anniversary of the date of grant. In addition, Orbit is obligated to maintain one or more policies of standard term life insurance on the life of Mr. Rodriguez providing, in connection with any other life insurance benefits provided by Orbit, an aggregate death benefit of $1,500,000.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



     During 1995, the members of Orbit's Compensation Committee were Gary P. Kennedy (Chairman), Federico Faggin and Constantine S. Macricostas. For a description of certain transactions and relationships involving Orbit and each of Messrs. Kennedy and Macricostas, see "-- Certain Transactions and Relationships" below.



CERTAIN TRANSACTIONS AND RELATIONSHIPS



     Orbit Israel



     Orbit Israel was organized as an Israeli corporation in August 1993. Futurtec, a stockholder of Orbit, was a co-founder of Orbit Israel. In December 1993, Futurtec acquired 750,000 Ordinary Shares of Orbit Israel. Ordinary Shares are the class of stock that is generally the equivalent of common stock in United States corporations. Futurtec's holdings represented approximately 99% of Orbit Israel's outstanding Ordinary Shares and 49% of its voting securities as of the issuance date. The balance of Orbit Israel's voting securities outstanding at that time (constituting 51% of the total voting securities) was represented by Series A Preferred Stock, all of which was owned by the other co-founder of Orbit Israel.



     In July 1994, Orbit purchased 14,250,000 Ordinary Shares of Orbit Israel for $100,000 in cash and a $400,000 promissory note (the "Share Acquisition"). The promissory note, as extended, plus interest at the rate of 3.5% annually, is due and payable July 29, 1997. As a result of the Share Acquisition, Orbit acquired 95% of the Ordinary Shares and voting securities of Orbit Israel. The Share Acquisition triggered certain provisions in Orbit Israel's Articles of Association terminating the super majority voting rights of Orbit Israel's Series A Preferred Stock, requiring the exchange of such shares of Series A Preferred Stock for Orbit Common Stock immediately upon the completion of Orbit's initial public offering, and providing for the exchange, at the option of the holders thereof, of the 750,020 outstanding Ordinary Shares of Orbit Israel that were not owned by Orbit for an aggregate of 562,515 shares of Orbit Common Stock (the "Exchange Right"). As summarized below, in connection with the Share Acquisition, Orbit, Orbit Israel and Futurtec entered into certain agreements.



     Upon the closing of Orbit's initial public offering, all outstanding shares of Series A Preferred Stock of Orbit Israel were exchanged for an aggregate of 66,666 shares of Orbit Common Stock. In connection with the Share Acquisition, Futurtec agreed not to exchange its Ordinary Shares prior to April 29, 1995. Futurtec also granted Orbit a one-time right exercisable within 20 days following Orbit's receipt of Orbit Israel's 1998 audited financial statements to acquire all (but not less than all) of the Ordinary Shares of Orbit Israel owned by Futurtec if those Ordinary Shares had not previously been exchanged by Futurtec for shares of Orbit Common Stock (the "Purchase Right"). Pursuant to the Purchase Right, Orbit may purchase the Ordinary Shares held by Futurtec either for cash, at a price equal to 5% of 15 times Orbit Israel's 1998 earnings (the "Cash Price"), or for a number of shares of Orbit Common Stock determined by dividing the Cash Price by the average market price of Orbit Common Stock in the 20 trading days immediately preceding Orbit's notice to Futurtec of its exercise of the Purchase Right (the "Stock Price"). Upon receipt of that notice, Futurtec has the right to exchange its 750,000 Ordinary Shares for 562,500 shares of Common Stock or to elect the Cash Price or the Stock Price. Orbit also granted rights to Futurtec to have the shares of Orbit Common Stock it would acquire upon exchange of its Ordinary Shares registered under the Securities Act (the "Registration Rights").



     In connection with the Merger, Futurtec has agreed to exercise its Exchange Right with respect to its 750,000 Ordinary Shares prior to the Effective Time of the Merger, and to terminate, at the Effective Time, the Registration Rights. Consequently, the 562,500 shares of Orbit Common Stock issued to Futurtec pursuant to the Exchange Right will automatically be converted into the right to receive 253,125 shares of DII Group Common Stock registered hereby, upon consummation of the Merger.



     KMOS



     On June 27, 1995, Orbit, KMOS, a California corporation founded by Richard
B. Kash, a Director and executive officer of Orbit, and Orbit Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Orbit ("Orbit Sub"), entered into an Agreement and Plan of Merger (the "KMOS Merger Agreement") providing for the merger (the "KMOS Merger") of Orbit Sub with and into KMOS, with KMOS being the surviving corporation in the KMOS Merger and becoming a wholly-owned subsidiary of Orbit. The KMOS Merger, which became effective on June 29, 1995, has been accounted for as a pooling of interests.



     Pursuant to the KMOS Merger Agreement, each share of KMOS Common Stock issued and outstanding immediately prior to the effective time of the KMOS Merger was converted into the right to receive 0.044473 shares of Orbit Common Stock (the "KMOS Exchange Ratio"). In addition, each option to purchase shares of KMOS Common Stock was converted, at the KMOS Exchange Ratio, into an option to purchase Orbit Common Stock. Immediately prior to the effective time of the KMOS Merger, KMOS had issued and outstanding 17,500,000 shares of KMOS Common Stock, all of which were owned by a trust controlled by Richard B. Kash, the founder of KMOS, and outstanding options which, if exercised, would require the issuance of 4,985,500 shares of KMOS Common Stock. Accordingly, in connection with the KMOS Merger, Orbit issued 778,277 shares of Orbit Common Stock to a trust controlled by Mr. Kash, and reserved for issuance upon the exercise of options held by the former holders of KMOS stock options, including Mr. Kash, up to an additional 221,720 shares of Orbit Common Stock.



     In connection with the KMOS Merger, Orbit agreed, subject to certain conditions, to register the shares of Orbit Common Stock issued to former holders of shares of KMOS Common Stock and issuable to former holders of options to purchase shares of KMOS Common Stock. In that regard, Orbit filed a registration statement on Form S-3 relating to 399,988 shares of Orbit Common Stock with the Commission in November 1995, which was declared effective on November 9, 1995.



     In addition, Orbit entered into an employment agreement with Mr. Kash, who became Executive Vice President-Mixed-Signal Design. See "Other Information Concerning Orbit -- Employment Contracts."



     Startech/Exar



     In fiscal 1993 and 1994, and through March 31, 1995 (the effective date of the Startech Merger, as defined below), Orbit manufactured integrated circuits for Startech, a California corporation. During that period, Mr. Kennedy, President, Chief Executive Officer, Director and a principal stockholder of Orbit, was a director and the beneficial owner of 10.9% of Startech's outstanding voting securities. Messrs. Wai and Kam, who are Directors, officers and principal stockholders of Orbit, each owned 7.0% of the outstanding voting securities of Startech. Futurtec and an affiliate of Futurtec owned an aggregate of 12.9% of the outstanding voting securities of Startech. To Orbit's knowledge, no other person who is a stockholder of Orbit owned more than 5% of Startech's outstanding voting securities. Sales to Startech accounted for approximately $5,475,000 (9%), $4,990,000 (10%) and $3,031,000 (9%) of Orbit's revenues in fiscal 1995, 1994 and 1993, respectively. Startech also had trade payables of approximately $732,000 and $1,007,000 outstanding as of December 31, 1995 and 1994, respectively, and a note payable to Orbit of $1.0 million as of December 31, 1995 and 1994. Additionally, Orbit subleased to Startech a 5,000 square foot, separately entered section of one of the buildings leased by Orbit in Sunnyvale, California. The rental rate and terms of the sublease were the same as the terms of Orbit's lease of the building. Startech paid rentals to Orbit under the sublease of approximately $50,000, $54,000 and $47,000 in fiscal 1995, 1994 and 1993, respectively. In
August 1994, Orbit and Startech entered into an agreement whereby Orbit converted $1.0 million of accounts receivable from Startech into a loan of like principal amount, bearing interest at a rate equal to the lending rate announced from time to time by Comerica Bank -- California, due at any time on 30 days' notice by Orbit to Startech, and secured by a lien on substantially all of Startech's assets. Interest on the loan was due and payable on the first day of each month.



     On March 31, 1995, Startech merged with a wholly-owned subsidiary of Exar Corporation, a Delaware corporation ("Exar"). In connection with the merger (the "Startech Merger"), Exar made a $25,000 payment to Orbit with regard to the above-referenced loan. The agreement governing the loan was amended to reflect a simple interest rate of 5% per annum on the principal balance and a maturity date of April 1, 1996. The loan was repaid on April 1, 1996. In addition, the above-referenced sublease agreement was terminated. Startech's commercial relationship with Orbit has been continued by Startech's successor under a Wafer Manufacturing Agreement executed in connection with the Startech Merger, which provides that Orbit will supply the successor with its periodically forecasted wafer requirements in amounts declining from 1,250 wafers per month to 500 wafers per month, at Orbit's regular prices, provided the successor's accounts payable are maintained on a current basis.



     Other



     In November 1991, OAC Acquisition Corp., a corporation organized and owned equally by Messrs. Kennedy, Wai and Kam, acquired all the outstanding stock of Orbit from its former owner for $300,000 in cash and promissory notes in the amounts of $2,265,000 and $897,500. At the time of Orbit's initial public offering on November 17, 1994, the $897,500 note had been repaid in full by Orbit and the outstanding principal balance of the remaining note was $849,375, plus accrued interest, which Orbit repaid from the net proceeds of the offering. Further in connection with that transaction, Messrs. Kennedy, Wai and Kam entered into an escrow agreement, pursuant to which the Orbit Common Stock owned by each such person was pledged to the former owner as security for the promissory notes. Of the shares of Orbit Common Stock owned by Futurtec, an aggregate of 187,500 shares, which were acquired 62,500 each from Messrs. Kennedy, Wai and Kam in July 1992, were pledged to the former owner under the same escrow arrangement. Upon payment in full of the remaining promissory note, the shares of Orbit Common Stock held pursuant to the escrow agreement were released and the escrow agreement was terminated.



     In January 1992, Orbit sold 1,210,000 shares of Series A Preferred Stock convertible into 453,750 shares of Orbit Common Stock at a price per common share equivalent of approximately $2.42 (after giving effect to anti-dilution adjustments). Federico Faggin, a member of the Orbit Board, purchased that number of shares of Series A Preferred Stock of Orbit that was converted into 41,250 shares of Orbit Common Stock upon the closing of the initial public offering of Orbit, and Photronics, a principal stockholder of Orbit, purchased that number of shares of Series A Preferred Stock of Orbit that was converted into 412,500 shares of Orbit Common Stock upon the closing of the initial public offering. Constantine Macricostas, a Director of Orbit, is the chairman and a director and shareholder of Photronics. All the shares of Series A Preferred Stock of Orbit, in accordance with their terms, automatically converted into shares of Orbit Common Stock upon the completion of Orbit's initial public offering. Upon conversion of the Series A Preferred Stock, Photronics and

Dr. Faggin each had an unrealized gain (based on the difference between the initial public offering price of $7.50 and their purchase price of $2.42 per share) of $5.08 per share.



     Orbit purchases from Photronics in excess of 90% of the photoplates it uses in manufacturing integrated circuits. Orbit paid approximately $2,533,000, $3,117,000 and $1,730,000 to Photronics in 1995, 1994 and 1993, respectively, all on terms Orbit believes are comparable to what it would have paid to unaffiliated suppliers for similar products.



     Pro Associates, a manufacturers' representative, serves as one of Orbit's manufacturers' representatives, and received commissions in connection with sales of Orbit's products and services during fiscal 1995, 1994 and 1993 of approximately $875,00, $571,000 and $440,000, respectively. James Kennedy, a brother of Gary Kennedy, is a partner of Pro Associates. Orbits's commission rates with Pro Associates are comparable to its rates with other manufacturers' representatives.


STOCK OWNERSHIP


     The following table sets forth, as of July 19, 1996, certain information as to Orbit Common Stock (and DII Group Common Stock into which such Orbit Common Stock will be converted) beneficially owned by: (i) each Director of Orbit; (ii) each executive officer of Orbit; (iii) all Directors and executive officers of Orbit, as a group; and (iv) holders of more than 5% of Orbit Common Stock as reported to Orbit by such holders on reports on Schedule 13D or Schedule 13G under the Exchange Act. Unless otherwise indicated, Orbit believes the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The inclusion of any shares for any person in the table below shall not be deemed an admission that such person is, for any purpose, the beneficial owner of such shares.



                                                                                       PERCENT OF
                                                                                       DII GROUP
                                                         NUMBER OF                    COMMON STOCK
                                                           ORBIT        PERCENT OF    OWNED AFTER
                                                        COMMON STOCK   ORBIT COMMON       THE
                NAME OF BENEFICIAL OWNER                   OWNED       STOCK OWNED     MERGER(7)
  ----------------------------------------------------  ------------   ------------   ------------
  Steve Kam...........................................     831,501         11.11           3.16
  Joseph K. Wai.......................................     831,500         11.11           3.16
  Gary P. Kennedy.....................................     753,126         10.07           2.86
  Futurtec, L.P
    111 Great Neck Road
    Great Neck, NY 11021..............................     768,750(1)       9.56           2.92
  Richard B. Kash.....................................     713,868(2)       9.47           2.71
  Constantine S. Macricostas..........................     413,750(3)       5.50           1.57
  Photronics, Inc
    15 Secor Road
    Brookfield, CT 06804..............................     413,750(3)       5.50           1.57
  Federico Faggin.....................................      68,750(4)          *              *
  Eli Harari..........................................       5,000(5)          *              *
  Edward R. Rodriguez.................................         865             *              *
  Directors and executive officers as a group (8
    persons)..........................................   3,618,360(3)(6)     47.50        13.69


- ---------------


* Less than one percent.



(1) Includes 562,500 shares of Orbit Common Stock that may be acquired upon the exercise of the Exchange Right with respect to 750,000 Ordinary Shares of Orbit Israel. Futurtec is a Delaware limited partnership whose general partner is Futurtec Capital Corporation. Futurtec has agreed to exercise its exchange right prior to the Effective Time of the Merger.



(2) All shares are owned of record by Richard B. Kash and Judy L. Kash, Trustees of The Richard B. and Judy L. Kash 1990 Family Trust. Includes 55,591 shares of Orbit Common Stock issuable upon exercise of Orbit Options owned by Mr. Kash.



(3) Includes 350,000 shares owned by Photronics, 26,500 shares owned by Mr. Macricostas and 37,500 shares issuable upon exercise of Orbit Options owned by Mr. Macricostas. Photronics is a supplier of materials to Orbit. Mr. Macricostas is chairman, a director and a stockholder of Photronics. Mr. Macricostas disclaims beneficial ownership of the shares of Orbit Common Stock owned by Photronics except to the extent of his pecuniary interest therein as a stockholder of Photronics.



(4) Includes 37,500 shares issuable upon exercise of Orbit Options.


                                              (Footnotes continued on next page)

- ---------------

(Footnotes continued from previous page)


(5) Represents shares issuable upon exercise of Orbit Options.


(6) Includes 135,591 shares issuable upon exercise of Orbit Options.



(7)Upon consummation of the Merger, assuming that (i) no change occurs in the number of shares of Orbit Common Stock indicated as owned by the listed stockholders, and (i) 8,189,492 shares of DII Group Common Stock and 8,099,680 shares of Orbit Common Stock are outstanding immediately prior to the Effective Time.


                          PRO FORMA COMBINED CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)


     The following unaudited pro forma combined condensed consolidated financial statements assume a business combination between the DII Group and Orbit, accounted for on a pooling of interests basis (the "Merger"). The unaudited pro forma combined condensed consolidated financial statements are based on the historical consolidated financial statements of the DII Group, which are incorporated by reference in this Joint Proxy Statement/Prospectus and the historical consolidated financial statements of Orbit, which are included elsewhere in this Joint Proxy Statement/Prospectus. The DII Group's and Orbit's historical unaudited condensed consolidated financial statements as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 have been prepared on the same basis as the historical audited consolidated financial statements and, in the opinions of the managements of the respective companies, contain all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods.



     The following unaudited pro forma combined condensed consolidated balance sheet as of March 31, 1996 assumes the Merger had occurred on March 31, 1996. The following unaudited pro forma combined condensed consolidated statements of income for each of the years in the three-year period ended December 31, 1995, 1994 and 1993 and the three months ended March 31, 1996 and 1995, assume the Merger had occurred on January 1, 1993. The following unaudited pro forma combined condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined consolidated operating results or the combined consolidated financial position that would have occurred if the Merger had been consummated on the dates indicated, nor is it indicative of future combined consolidated operating results or combined consolidated financial position. The following unaudited pro forma combined condensed consolidated financial statements do not incorporate any benefits from cost savings or synergies of operations of the merged companies.



     The combined company expects to incur charges to operations for direct transaction costs currently estimated to be approximately $4 million. This estimated amount, net of estimated tax benefits, is reflected as a reduction to retained earnings and an increase to accrued liabilities in the following unaudited pro forma combined condensed consolidated balance sheet as of March 31, 1996. The estimated charge is not reflected in the following unaudited pro forma combined condensed consolidated statements of income. The amount of this charge is a preliminary estimate and is therefore subject to change. Subsequent to March 31, 1996, a portion of these charges have been incurred and therefore will be charged to operations prior to consummation of the Merger.



     The following unaudited pro forma combined condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and the notes thereto of the DII Group, which are incorporated by reference in this Joint Proxy Statement/Prospectus, and the historical consolidated financial statements and notes thereto of Orbit, which are included elsewhere in this Joint Proxy Statement/Prospectus.

            PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                       THE DII                PRO FORMA     PRO FORMA
                                                        GROUP      ORBIT     ADJUSTMENTS    COMBINED
                                                      ---------    ------    -----------    ---------
ASSETS
Current assets:
  Cash and cash equivalents........................   $  31,855     9,711       --            41,566
  Accounts receivable, net.........................      54,364    10,046       --            64,410
  Notes receivables................................       1,000      --         --             1,000
  Inventories, net.................................      41,764     9,253       --            51,017
  Other............................................       3,979     2,081       --             6,060
                                                      ---------    ------    -----------    ---------
     Total current assets..........................     132,962    31,091       --           164,053
Property, plant and equipment, net.................      59,996    24,922       --            84,918
Intangible assets, net.............................      61,790     1,741       --            63,531
Other..............................................       1,754       255       --             2,009
                                                      ---------    ------    -----------    ---------
                                                      $ 256,502    58,009       --           314,511
                                                       ========    ======    =========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................   $  32,316     5,554       --            37,870
  Accrued expenses.................................      13,431     2,674        3,400(4)     19,505
  Current installments of long-term obligations....      --         2,715       --             2,715
  Accrued interest payable.........................       2,458        13       --             2,471
  Notes payable....................................       6,697      --         --             6,697
                                                      ---------    ------    -----------    ---------
     Total current liabilities.....................      54,902    10,956        3,400        69,258
Long-term debt, excluding current installments.....      86,250     8,792       --            95,042
Other liabilities..................................       1,806       408       --             2,214
Stockholders' equity:
  Preferred stock..................................      --          --         --             --
  Common Stock.....................................          82         7           26(1)        115
  Additional paid-in-capital.......................      66,371    22,791          (26)(1)    89,136
  Retained earnings................................      54,738    15,077       (3,400)(4)    66,415
  Cumulative foreign currency translation
     adjustments...................................      (3,447)     --         --            (3,447)
  Deferred compensation............................      (4,200)      (22)      --            (4,222)
                                                      ---------    ------    -----------    ---------
     Total stockholders' equity....................     113,544    37,853       (3,400)      147,997
                                                      ---------    ------    -----------    ---------
                                                      $ 256,502    58,009       --           314,511
                                                       ========    ======    =========      ========


 See accompanying notes to pro forma combined condensed consolidated financial statements

         PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1996
                 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
                                  (UNAUDITED)


                                                         THE                  PRO FORMA     PRO FORMA
                                                      DII GROUP    ORBIT     ADJUSTMENTS    COMBINED
                                                      ---------    ------    -----------    ---------
Net sales..........................................    $98,478     14,498       --           112,976
Cost of sales......................................     81,395     11,011       --            92,406
                                                      ---------    ------    -----------    ---------
  Gross profit.....................................     17,083      3,487       --            20,570
Selling, general and administrative expenses.......      9,042      2,749       --            11,791
Interest income....................................       (390)      (190)      --              (580)
Interest expense...................................      1,294        245       --             1,539
Amortization of intangibles........................        634        106       --               740
Other, net.........................................         39         (3)      --                36
                                                      ---------    ------    -----------    ---------
  Income before income taxes and extraordinary
     item..........................................      6,464        580       --             7,044
Income tax expense.................................      2,003        175       --             2,178
                                                      ---------    ------    -----------    ---------
  Income before extraordinary item.................      4,461        405       --             4,866
Extraordinary gain on early extinguishment of debt,
  net of income taxes of $119......................      --           201       --               201
                                                      ---------    ------    -----------    ---------
  Net income.......................................    $ 4,461        606       --             5,067
                                                      ========     ======    =========      ========
Earnings per share:
  Primary:
     Income before extraordinary item..............    $  0.55       0.05                       0.40
     Extraordinary item............................      --          0.02                       0.02
                                                      ---------    ------                   ---------
     Net income....................................    $  0.55       0.07                       0.42
                                                      ---------    ------                   ---------
                                                      ---------    ------                   ---------
  Fully diluted:
     Income before extraordinary item..............    $  0.50       0.05                       0.39
     Extraordinary item............................      --          0.02                       0.01
                                                      ---------    ------                   ---------
     Net income....................................    $  0.50       0.07                       0.40
                                                      ========     ======                   ========
Weighted average number of common shares and
  equivalents outstanding:
  Primary..........................................      8,181      8,872                     12,173
  Fully diluted....................................     10,684      8,872                     14,676


 See accompanying notes to pro forma combined condensed consolidated financial statements

         PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1995
                 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
                                  (UNAUDITED)


                                                       THE DII                PRO FORMA     PRO FORMA
                                                        GROUP      ORBIT     ADJUSTMENTS    COMBINED
                                                      ---------    ------    -----------    ---------
Net sales..........................................    $73,732     14,929       --            88,661
Cost of sales......................................     62,186      9,706       --            71,892
                                                      ---------    ------    -----------    ---------
  Gross profit.....................................     11,546      5,223       --            16,769
Selling, general and administrative expenses.......      5,743      2,424       --             8,167
Interest income....................................       (151)      (202)      --              (353)
Interest expense...................................        701         90       --               791
Amortization of intangibles........................        463        106       --               569
Other, net.........................................       (178)        (3)      --              (181)
                                                      ---------    ------    -----------    ---------
  Income before income taxes.......................      4,968      2,808       --             7,776
Income tax expense.................................      1,596      1,027       --             2,623
                                                      ---------    ------    -----------    ---------
  Net income.......................................    $ 3,372      1,781       --             5,153
                                                      ========     ======    =========      ========
Earnings per share.................................    $  0.42       0.21                       0.43
                                                      ========     ======                   ========
Weighted average number of common shares and
  equivalents outstanding..........................      8,056      8,685                     11,937


 See accompanying notes to pro forma combined condensed consolidated financial statements

         PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
                                  (UNAUDITED)


                                                         THE                  PRO FORMA     PRO FORMA
                                                      DII GROUP    ORBIT     ADJUSTMENTS    COMBINED
                                                      ---------    ------    -----------    ---------
Net sales..........................................   $ 335,418    61,560       --           396,978
Cost of sales......................................     278,233    41,339       --           319,572
                                                      ---------    ------    -----------    ---------
  Gross profit.....................................      57,185    20,221       --            77,406
Selling, general and administrative expenses.......      28,680    10,327       --            39,007
Interest income....................................      (1,083)     (729)      --            (1,812)
Interest expense...................................       3,184       665       --             3,849
Amortization of intangibles........................       2,055       426       --             2,481
Other, net.........................................        (324)      (12)      --              (336)
                                                      ---------    ------    -----------    ---------
  Income before income taxes and extraordinary
     item..........................................      24,673     9,544       --            34,217
Income tax expense.................................       7,700     2,863       --            10,563
                                                      ---------    ------    -----------    ---------
  Income before extraordinary item.................      16,973     6,681       --            23,654
Extraordinary loss on early extinguishment of debt,
  net of income taxes of $472                              (708)     --         --              (708)
                                                      ---------    ------    -----------    ---------
  Net income.......................................   $  16,265     6,681       --            22,946
                                                       ========    ======    =========      ========
Earnings per share:
  Primary:
     Income before extraordinary item..............   $    2.10      0.75                       1.96
     Extraordinary item............................       (0.09)     --                        (0.06)
                                                      ---------    ------                   ---------
     Net income....................................   $    2.01      0.75                       1.90
                                                       ========    ======                   ========
  Fully diluted:
     Income before extraordinary item..............   $    2.01      0.75                       1.90
     Extraordinary item............................       (0.08)     --                        (0.05)
                                                      ---------    ------                   ---------
     Net income....................................   $    1.93      0.75                       1.85
                                                       ========    ======                   ========
Weighted average number of common shares and
  equivalents outstanding:
  Primary..........................................       8,076     8,892                     12,077
  Fully diluted....................................       8,813     8,892                     12,814


 See accompanying notes to pro forma combined condensed consolidated financial statements

         PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
                                  (UNAUDITED)

                                                       THE DII                PRO FORMA     PRO FORMA
                                                        GROUP      ORBIT     ADJUSTMENTS    COMBINED
                                                      ---------    ------    -----------    ---------
Net sales..........................................   $ 208,031    50,433       --           258,464
Cost of sales......................................     183,827    34,765       --           218,592
                                                      ---------    ------    -----------    ---------
  Gross profit.....................................      24,204    15,668       --            39,872
Selling, general and administrative expenses.......      14,903     7,109       --            22,012
Interest income....................................      (1,129)     (452)      --            (1,581)
Interest expense...................................         581       359       --               940
Amortization of intangibles........................         489       289       --               778
Other, net.........................................       6,133        (6)      --             6,127
                                                      ---------    ------    -----------    ---------
  Income before income taxes.......................       3,227     8,369       --            11,596
Income tax expense.................................        (427)    3,220       --             2,793
                                                      ---------    ------    -----------    ---------
  Net income.......................................   $   3,654     5,149       --             8,803
                                                       ========    ======    =========      ========
Earnings per share.................................   $    0.46      0.82                       0.81
                                                       ========    ======                   ========
Weighted average number of common shares and
  equivalents outstanding..........................       8,024     6,286                     10,853

 See accompanying notes to pro forma combined condensed consolidated financial statements

         PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1993
                 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
                                  (UNAUDITED)

                                                         THE                  PRO FORMA     PRO FORMA
                                                      DII GROUP    ORBIT     ADJUSTMENTS    COMBINED
                                                      ---------    ------    -----------    ---------
Net sales..........................................   $ 131,758    33,581       --           165,339
Cost of sales......................................     113,638    25,305       --           138,943
                                                      ---------    ------    -----------    ---------
  Gross profit.....................................      18,120     8,276       --            26,396
Selling, general and administrative expenses.......       9,409     5,124       --            14,533
Interest income....................................        (407)       (4)      --              (411)
Interest expense...................................          37       354       --               391
Amortization of intangibles........................      --            50       --                50
Other, net.........................................         483      --         --               483
                                                      ---------    ------    -----------    ---------
  Income before income taxes.......................       8,598     2,752       --            11,350
Income tax expense.................................       2,309     1,079       --             3,388
                                                      ---------    ------    -----------    ---------
  Net income.......................................   $   6,289     1,673       --             7,962
                                                       ========    ======    =========      ========
Earnings per share.................................   $    1.07      0.32                       0.96
                                                       ========    ======                   ========
Weighted average number of common shares and
  equivalents outstanding..........................       5,894     5,277                      8,269

 See accompanying notes to pro forma combined condensed consolidated financial statements

                     NOTES TO PRO FORMA COMBINED CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

NOTE 1 BASIS OF PRESENTATION

     The pro forma combined condensed consolidated financial statements reflect the issuance of 3,330,546 shares of DII Group Common Stock in exchange for an aggregate of 7,401,214 shares of Orbit Common Stock outstanding at March 31, 1996 in connection with the Merger based upon the Exchange Ratio of 0.45 of a share of DII Group Common Stock for each share of Orbit Common Stock. The actual number of shares of DII Group Common Stock to be issued will be determined based on the Exchange Ratio and the number of shares of Orbit Common Stock outstanding at the Effective Time.

NOTE 2 PERIODS COMBINED


     The unaudited pro forma combined condensed consolidated balance sheet as of March 31, 1996 assumes the Merger had occurred on March 31, 1996. The unaudited pro forma combined condensed consolidated statements of income for each of the years in the three-year period ended December 31, 1995 and the three months ended March 31, 1996 and 1995 assume the Merger had occurred on January 1, 1993.


NOTE 3 PRO FORMA EARNINGS PER SHARE


     The pro forma combined earnings per share information is based on the combined weighted average number of common and common equivalent shares of DII Group Common Stock and Orbit Common Stock for each period presented, as adjusted for the Exchange Ratio of 0.45 of a share of DII Group Common Stock for each share of Orbit Common Stock.


NOTE 4 MERGER TRANSACTION COSTS


     The combined company expects to incur charges to operations for direct transaction costs, such as investment bankers, attorneys, accountants, printing and other related fees, currently estimated to be approximately $4.0 million. This estimated amount, net of estimated tax benefits, is reflected as a reduction to retained earnings and an increase to accrued liabilities in the unaudited pro forma combined condensed consolidated balance sheet as of March 31, 1996. The estimated charge is not reflected in the unaudited pro forma combined condensed consolidated statements of income. The amount of this charge is a preliminary estimate and is therefore subject to change. Subsequent to March 31, 1996, a portion of these charges have been incurred and therefore will be charged to operations prior to consummation of the Merger.


NOTE 5 CONFORMING ADJUSTMENTS

     There have been no adjustments required to conform the accounting policies of the combined company. Certain amounts for Orbit have been reclassified to conform with the DII Group's consolidated financial statement presentation. There have been no significant intercompany transactions in the periods presented.

                  DESCRIPTION OF THE DII GROUP'S CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Under the DII Group Certificate the total number of shares of capital stock that the DII Group has authority to issue is 50,000,000 shares, of which 45,000,000 are shares of DII Group Common Stock and 5,000,000 are shares of preferred stock, par value $.01 per share ("DII Group Preferred Stock"). No shares of DII Group Preferred Stock are issued and outstanding. The following summary description does not purport to be complete and is qualified in its entirety by reference to the DII Group Certificate and the DII Group By-laws, copies of which may be obtained upon request from the DII Group or inspected at the public reference facilities maintained by the Commission, and the DGCL. Reference is made to such documents and the DGCL for a detailed description of the provisions thereof summarized below.

DII GROUP COMMON STOCK

     The holders of DII Group Common Stock are entitled to one vote for each share of DII Group Common Stock on all matters voted on by stockholders, including the election of directors. The DII Group Certificate does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of DII Group Common Stock entitled to vote in any election of directors may elect all the directors standing for election. Subject to any preferential rights of any outstanding series of DII Group Preferred Stock created by the DII Group Board, the holders of DII Group Common Stock will be entitled to such dividends as may be declared from time to time by the DII Group Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the DII Group available for distribution to such holders. Holders of DII Group Common Stock have no preemptive, subscription, redemption or conversion rights. All issued and outstanding shares of DII Group Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of DII Group Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of DII Group Preferred Stock which the DII Group may designate and issue in the future.

DII GROUP PREFERRED STOCK

     Under the DII Group Certificate, the DII Group Board is authorized to issue up to 5,000,000 shares of DII Group Preferred Stock without any vote or action by the holders of DII Group Common Stock. The DII Group Board may issue DII Group Preferred Stock in one or more series and determine for each such series such dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms, and the number of shares constituting any such series and the designation thereof. Depending upon the terms of DII Group Preferred Stock established by the DII Group Board, any or all of the DII Group Preferred Stock could have preference over the DII Group Common Stock with respect to dividends and other distributions and upon the liquidation of the DII Group. In addition, issuance of any such shares with voting powers may dilute the voting power of the outstanding DII Group Common Stock. In connection with the Shareholder Rights Plan described below, the DII Group Board has designated and reserved for issuance a series of 50,000 shares of Series A Junior Participating Preferred Stock. Shares of that series could become issuable under certain circumstances if rights issued under the Rights Agreement (the "Rights Agreement"), dated as of May 4, 1993, between the DII Group and Norwest Bank Minnesota, N.A., as rights agent (the "Rights Agent"), become exercisable and are exercised. For a summary of the Rights Agreement, including the terms of the Series A Junior Participating Preferred Stock, see "--Shareholder Rights Plan." The DII Group has no present plans to issue any DII Group Preferred Stock other than any shares that may become issuable in connection with the exercise of rights pursuant to the Rights Agreement.

SHAREHOLDER RIGHTS PLAN

     In May 1993, the DII Group Board adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "Preferred Share Right") for each share of DII Group Common Stock issued in connection with the spin-off from Dover. The holders of any additional shares of DII Group Common Stock issued before the redemption or expiration of the Preferred Share Rights will also be entitled to one Preferred Share Right for each such additional share. Each Preferred Share Right entitles the registered holder under certain circumstances to purchase from the DII Group one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the DII Group, at a price of $50 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The terms of the Preferred Share Rights are set forth in the Rights Agreement.

     Until the earlier to occur of: (i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding DII Group Common Stock (thereby becoming an "Acquiring Person") or (ii) the tenth day following the commencement of, or announcement of a person's or group's intention to commence, a tender or exchange offer (other than a tender or exchange offer by the DII Group, any subsidiary of the DII Group, or any employee benefit plan of the DII Group or any of its subsidiaries), the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding DII Group Common Stock (the first to occur of such dates being called the "Rights Distribution Date"), the Preferred Share Rights will be evidenced by DII Group Common Stock certificates.

     The Rights Agreement provides that, until the Rights Distribution Date (or earlier redemption or expiration of the Preferred Share Rights), the Preferred Share Rights will be represented by and transferred with and only in connection with the underlying DII Group Common Stock. Prior to the Rights Distribution Date, certificates issued for DII Group Common Stock shall also be deemed to be certificates for Preferred Share Rights, and shall contain a legend incorporating the Rights Agreement by reference. Until the Rights Distribution Date (or earlier redemption or expiration of the Preferred Share Rights), the surrender for transfer of any certificate for shares of DII Group Common Stock will also constitute the transfer of the Preferred Share Rights associated with the shares of DII Group Common Stock represented by that certificate.

     As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Preferred Share Rights ("Right Certificates") will be mailed to holders of record of the DII Group Common Stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Preferred Share Rights. The Preferred Share Rights are not exercisable until the Rights Distribution Date. The Preferred Share Rights will expire at the close of business on May 4, 2003, unless the Preferred Share Rights are earlier redeemed by the DII Group as described below.

     Preferred Shares purchasable upon exercise of the Preferred Share Rights will not be redeemable and, unless otherwise provided in connection with the creation of a subsequent series of Preferred Stock, will be subordinate to any other series of DII Group Preferred Stock. Each Preferred Share will be entitled to receive, when, as and if declared, a minimum preferential quarterly dividend payment of the greater of (i) $10 per share and (ii) 1,000 times the cash and non-cash dividends declared per share of DII Group Common Stock. Each Preferred Share will have 1,000 votes, voting together with the DII Group Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of the greater of (i) $100 per Preferred Share or (ii) 1,000 times the payment made per share of DII Group Common Stock. In the event of any merger, consolidation or other transaction in which DII Group Common Stock is exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per share of DII Group Common Stock.

     Unless the Preferred Share Rights are earlier redeemed, if any person or group of affiliated or associated persons becomes an Acquiring Person (except pursuant to a tender or exchange offer for all of the outstanding shares of DII Group Common Stock at a price and on terms determined, by at least a majority of the DII Group Board who are not officers of the DII Group, to be both adequate and otherwise in the best interests of the DII Group and its stockholders), proper provision will be made so that each holder of a Preferred Share Right, other than Preferred Share Rights beneficially owned by the Acquiring Person (whose Preferred Share Rights will thereupon become null and void) will thereafter have the right to receive, upon payment of the exercise price of the Preferred Share Right, that number of shares of DII Group Common Stock having a market value, at the time of the transaction, equal to two times the exercise price of the Preferred Share Right. In lieu of the issuance of DII Group Common Stock upon exercise of Preferred Share Rights, the DII Group Board may, under certain circumstances, elect to issue, or pay, upon payment of the exercise price of the

Preferred Share Rights, Preferred Shares or other securities or any combination of the foregoing having an aggregate value equal to that of the DII Group Common Stock which otherwise would have been issuable upon exercise of Preferred Share Rights.

     Unless the Preferred Share Rights are earlier redeemed, if after any person or group becomes an Acquiring Person, the DII Group is acquired in a merger or other business combination transaction (in which any DII Group Common Stock is changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the DII Group is sold or transferred in one or a series of related transactions, proper provision will be made so that each holder of a Preferred Share Right will thereafter have the right to receive, upon payment of the exercise price therefor, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Preferred Share Right.

     At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person, the DII Group Board may redeem all, but not less than all, of the Preferred Share Rights, at a price of $.05 per Preferred Share Right (the "Redemption Price"). Immediately upon the effectiveness of any redemption of the Preferred Share Rights, the right to exercise the Preferred Share Rights will terminate and the only right of the holders of Preferred Share Rights will be to receive the Redemption Price. In addition, at any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to an event specified in the immediately preceding paragraph, the DII Group Board may, under certain circumstances, redeem all, but not less than all, of the Preferred Share Rights at the Redemption Price.

     The Preferred Share Rights have certain anti-takeover effects. The Preferred Share Rights will cause substantial dilution to a person or group that attempts to acquire the DII Group on terms not approved by the DII Group Board. The Preferred Share Rights should not interfere with any merger or other business combination approved by the DII Group Board since the Preferred Share Rights may be redeemed by the DII Group at the Redemption Price prior to the time that a person or group becomes an Acquiring Person.

     The foregoing summary of certain terms of the Preferred Share Rights is qualified in its entirety by reference to the Rights Agreement, which has been filed with the Commission.

CERTAIN PROVISIONS OF THE DII GROUP CERTIFICATE AND THE BY-LAWS

     The DII Group Certificate and the DII Group's By-laws contain several provisions that may make the acquisition of control of the DII Group by means of a tender offer, open market purchase, a proxy fight or otherwise more difficult.

     Business Combinations. The DII Group Certificate requires either (i) approval of a majority of all directors, or, in certain circumstances, certain disinterested directors, (ii) the approval of the holders of at least 80% of the outstanding voting shares of the DII Group, or (iii) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 15% or more of the DII Group's outstanding voting stock.

     Number of Directors; Removal; Vacancies. The DII Group Certificate provides that the number of directors shall not be less than 3 nor more than 13. The DII Group directors shall have the exclusive power and right to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire DII Group Board. The DII Group Board can be increased over 13 only through amendment of the DII Group Certificate which requires a resolution of the DII Group Board and the affirmative vote of the holders of at least 80% of the outstanding shares of stock generally entitled to vote, voting as a class.

     The DII Group Certificate and By-laws further provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least 80% of the outstanding shares of stock generally entitled to vote, voting as a class. In addition, interim vacancies or vacancies created by the increase in the number of directors may be filled only by a majority of directors then in office. The foregoing provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     No Stockholder Action by Written Consent; Special Meetings. The DII Group Certificate generally provides that stockholder action may be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The DII Group Certificate and By-laws also provide that, subject to the rights of the holders of any class or series of Preferred Stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the DII Group Board or the executive committee. Stockholders are not permitted to call a special meeting or to require the DII Group Board or executive committee to call a special meeting of stockholders. Any call for a meeting must specify the matters to be acted upon at the meeting. Stockholders are not permitted to submit additional matters or proposals for consideration at any special meeting.

     Stockholder Proposals. The DII Group By-laws establish an advance notice procedure for nominations (other than by or at the direction of the DII Group Board) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders of the DII Group. Subject to any other applicable requirements, only such business may be conducted at an annual meeting as has been brought before the meeting by, or at the direction of, the DII Group Board or by a stockholder who has given to the Secretary of the DII Group timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, the DII Group Board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors of the DII Group.

     Amendment of Certain DII Group Certificate Provisions or By-laws. The DII Group Certificate requires the affirmative vote of the holders of at least 80% of the outstanding shares of the DII Group generally entitled to vote to amend the foregoing provisions of the DII Group Certificate and the DII Group By-laws.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE DII GROUP

     The DII Group Certificate contains a provision limiting the personal liability of directors of the DII Group to the DII Group or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision is intended to eliminate the risk that a director might incur personal liability to the DII Group or its stockholders for breach of the duty of care. Such provision absolves directors of liability for negligence in the performance of their duties, including gross negligence. Directors remain liable for breaches of the duty of loyalty to the DII Group and its stockholders as well as for acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derived improper personal benefit. In addition, the DII Group Certificate does not absolve directors of liability for unlawful dividends or stock repurchases or redemptions to which a negligence standard presently applies under the DGCL. Also, there may be certain liabilities, such as those under the federal securities laws or other state or federal laws, which a court may hold are unaffected by the DII Group Certificate.

     The DII Group Certificate also provides that if the DGCL is amended to further eliminate or limit the liability of directors, then the liability of a director of the DII Group shall be so eliminated or limited, without further stockholder action, to the fullest extent permissible under the DGCL as so amended.

     The DII Group By-laws provide that each person who was a director or officer of the DII Group (or was serving at the request of the DII Group as a director, officer, employee or agent of another entity), will be indemnified and held harmless by the DII Group to the fullest extent authorized by the DGCL (as it may be amended) from any liability incurred as a result of such service. Among other things, the indemnification provisions provide indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding. The DII Group By-laws provide that the rights to indemnification and the payment of expenses conferred therein will not be exclusive of any other right that any person may have or acquire under any agreement, vote of stockholders or disinterested directors or otherwise. The DII Group By-laws also provide that the DII Group may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the DII Group against any liability asserted against such person and incurred by such person in any such capacity, whether or not the DII Group would have the power to indemnify such person against such liability under the DGCL. The DII Group maintains this insurance coverage for its officers and directors as well as insurance coverage to reimburse the DII Group for potential costs of its corporate indemnification of officers and directors.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     If the Merger is consummated, former holders of shares of Orbit Common Stock will, at the Effective Time, be entitled to receive shares of DII Group Common Stock. Since both Orbit and the DII Group are incorporated under the laws of the State of Delaware, the rights and privileges of stockholders of the two companies are identical, except to the extent that their Certificates of Incorporation or By-laws may differ. The following discussion sets forth all material differences between the rights of stockholders of Orbit and stockholders of the DII Group. This summary is qualified in its entirety by reference to the full text of the respective Certificates of Incorporation and By-laws of the DII Group and Orbit.

AUTHORIZED CAPITAL


     The DII Group's authorized capital stock consists of 45,000,000 shares of DII Group Common Stock, par value $.01 per share, and 5,000,000 shares of DII Group Preferred Stock, par value $.01 per share. For a description of the DII Group's capital stock, see "Description of the DII Group's Capital Stock."


     Orbit's authorized capital stock consists of 20,000,000 shares of Orbit Common Stock, $.001 par value, and 5,790,000 shares of preferred stock, $.001 par value per share (the "Orbit Preferred Stock").

THE PREFERRED SHARE RIGHTS


     Holders of Orbit Common Stock do not have rights which corresponds to the Preferred Share Rights as described above under "Description of the DII Group's Capital Stock -- Shareholder Rights Plan."


DIRECTORS


     Number and Term. The DII Group Certificate fixes the number of directors of the DII Group at no less than three (3) nor more than thirteen (13), and grants to the directors the exclusive power and right to set the exact number within that range from time to time by resolution. The DII Group Board can be increased over 13 only through amendment of the DII Group Certificate which requires the affirmative vote of the holders of at least 80% of the outstanding shares of stock generally entitled to vote, voting as a class. The Orbit Certificate provides that the number of directors of Orbit shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Orbit Board or by the stockholders of Orbit. Action by the stockholders of Orbit to fix the number of directors of Orbit requires the affirmative vote of holders of a majority of shares of Orbit Common Stock entitled to vote. The Orbit Certificate and Orbit By-laws provide for a classified board to be divided into three approximately equal classes, with the directors of each class to hold office for a period of three years, except that if holders of Orbit Preferred Stock, as a class, have the right to elect one or more directors, such director(s) is entitled to hold office for only one year. The DII Group Board is not classified, so that the stockholders of the DII Group have the right to vote for the election of all directors annually.


     Election. Section 211(e) of the DGCL provides that elections of directors must be by written ballot unless otherwise provided by the certificate of incorporation. Orbit's Certificate provides that election of directors need not be by written ballot unless otherwise provided in the By-laws of Orbit. The Orbit By-laws provide that, upon the request of not less than 20% in interest of the stockholders entitled to vote at a meeting, voting shall be by ballot. The DII Group Certificate makes no provision with respect to voting by ballot; consequently, election of the DII Group directors must be by written ballot.

     Removal. Orbit directors may be removed with or without cause by the affirmative vote of holders of a majority of the shares of Orbit Common Stock entitled to vote for the election of directors. DII Group directors may be removed only for cause by holders of at least 80% of the shares of the DII Group Common Stock. The Orbit By-laws provide that the Orbit Board may not fill a vacancy on the Orbit Board by appointing the same person whose removal created the vacancy. There is no corresponding provision in the DII Group By-laws.

CALLING OF STOCKHOLDERS' MEETINGS

     Section 211(d) of the DGCL permits the calling of special meetings of the stockholders of a Delaware corporation by the board of directors of such corporation or such other persons as authorized by the certificate of incorporation or by-laws. The DII Group Certificate and By-laws provide that special meetings of the stockholders of the DII Group may be called only by a resolution adopted by the DII Group Board or the executive committee. The corresponding provision of the Orbit By-laws provides that special meetings of the stockholders of Orbit may be called by the chairman, the president or by a resolution adopted by the Orbit Board.

STOCKHOLDERS' ACTION BY WRITTEN CONSENT

     Section 228 of the DGCL provides that, unless otherwise provided in its certificate of incorporation, any action required to (or which may) be taken at any annual or special meeting of stockholders of a Delaware corporation may be taken without notice and without a meeting if a consent or consents in writing, signed by the holders of outstanding stock having not less than the minimum votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to the corporation. The DII Group Certificate prohibits the stockholders of the DII Group from acting by written consent in lieu of a meeting of the stockholders. In contrast, the Orbit By-laws permit the stockholders of Orbit to act by written consent.

SUBMISSION OF STOCKHOLDERS' PROPOSALS

     The By-laws of each of the DII Group and Orbit provide that, in order for a stockholder proposal to be acted upon at an annual meeting of the stockholders, notice of such proposal must be timely submitted. The Orbit By-laws provide that to be timely submitted, such notice must be delivered to the Secretary of Orbit not later than the sixtieth day nor earlier than the ninetieth day prior to the first anniversary of the preceding year's annual meeting; provided that, if no annual meeting had been held in the previous year, or the date of the annual meeting has been changed by more than thirty days from the date contemplated at the time of the previous year's proxy statement, such notice of a stockholder proposal must be delivered not later than the sixtieth day nor earlier than the ninetieth day prior to the scheduled meeting, or if less than seventy days prior public disclosure of the date of the meeting is made, the notice of the stockholder proposal must be delivered not later than the tenth day following the day on which such prior public disclosure is made. The DII Group By-laws provide only that notice must be delivered to the Secretary of the DII Group not later than the sixtieth day nor earlier than the ninetieth day prior to the scheduled meeting, or if less than seventy days prior public disclosure of the date of the meeting is made, the notice of the stockholder proposal must be delivered not later than the tenth day following the earlier of day on which notice of such meeting was mailed or prior public disclosure was otherwise made.

CERTAIN TRANSACTIONS WITH INTERESTED STOCKHOLDERS

     Generally, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date that such person became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation,
(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in certain financial benefits to the stockholder.

An "interested stockholder," is a person who, together with affiliates and associates, owns (or within three years, did own) 15% of more of the corporation's voting stock.

     The DII Group Certificate provides that a business combination with a Related Person (which is generally defined in the same way as an "interested stockholder" in Section 203 of the DGCL) shall require the affirmative vote of the holders of at least 80% of the voting shares, voting together as a single class. The two-thirds shareholder vote contained in the DGCL is applicable, however, if: (i) a definitive agreement or other arrangement to effectuate the business combination was approved by a majority of the directors of the DII Group at a time when the Related Person did not beneficially own 5% or more of the outstanding shares of capital stock of the DII Group; or (ii) the business combination has been approved by a majority of disinterested directors of the DII Group; or (iii) certain minimum price and procedural requirements are satisfied.

     The Orbit Certificate does not alter the provisions, including the voting requirement, of the DGCL relating to transactions with interested stockholders.

INDEMNIFICATION AND INSURANCE

     The By-laws of each of the DII Group and Orbit mandate the indemnification, to the fullest extent permitted by the DGCL, of the respective officers and directors of the DII Group and Orbit, and of any person who serves as a director of any corporation at the request of the DII Group or Orbit, as the case may be. The DII Group By-laws extend mandatory indemnification to employees and agents of the DII Group and persons who, at the request of the DII Group, serve as directors, officers, employees or agents of any type of enterprise, as well as to legal representatives of any of the foregoing persons. The Orbit By-laws do not provide for additional mandatory indemnification, but provide that Orbit may, if authorized by the Orbit Board, indemnify its employees and agents and any and all persons whom it shall have power to indemnify against any and all expenses, liabilities or other matters.

     The DII Group By-laws authorize the DII Group to maintain insurance to protect itself and any director, officer, employee or agent of the DII Group, or of any other enterprise against any expense, liability or loss, even if the DII Group would not have the power, under the DGCL, to indemnify such person against such expense, liability or loss. The Orbit By-laws contain no corresponding provision.

AMENDMENT OF CERTIFICATES AND BY-LAWS

     Section 242 of the DGCL provides that after a corporation has received payment for any of its capital stock, the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote shall be required to amend the corporation's certificate of incorporation. The DGCL also provides that whenever any provision of a corporation's certificate of incorporation requires a greater vote than that required by any section of the DGCL, the provision of the certificate of incorporation requiring such greater vote may not be amended, altered or repealed except by such greater vote. The DII Group Certificate requires the affirmative vote of holders of 80% of the outstanding voting shares of DII Group capital stock, voting as a single class, to alter, amend or repeal the provisions of the DII Certificate relating to (i) the number, term and removal of directors, and the filling of interim vacancies on the DII Group Board, (ii) the stockholders' vote required to alter, amend or repeal the DII Group By-laws, (iii) the restriction on the taking of stockholders' action by written consent in lieu of a meeting and the calling of special meetings of the stockholders, and (iv) the provision relating to Business Combinations with Related Persons. The Orbit Certificate does not alter the DGCL's provision with respect to the vote required to amend the Orbit Certificate or any provision thereof.

     Section 109 of the DGCL provides that, after a corporation has received any payment for its shares of stock, the power to adopt, amend or repeal by-laws shall be in the stockholders entitled to vote, provided that the corporation may, in its certificate of incorporation, confer such power also upon the directors of the corporation. The Orbit Certificate and Orbit By-laws provide that the Orbit By-laws may be amended by the affirmative vote of the holders of a majority of the outstanding Orbit Common Stock, while the corresponding provisions of the DII Group Certificate and DII Group By-laws require the affirmative vote of holders of at least 80% of the outstanding shares of DII Group Common Stock. Both the DII Group Board and the Orbit Board are expressly permitted to amend the by-laws of their respective companies.

       COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF THE DII GROUP

DIRECTORS' COMPENSATION

     In May 1996, the stockholders of the DII Group approved the Non-Employee Directors' Stock Compensation Plan, which provides for the payment, as the only form of compensation for regular service as a non-employee director, of 1,000 shares of DII Group Common Stock per year. All directors are reimbursed for their travel and other expenses incurred in attending DII Group Board and Committee meetings.

EXECUTIVE OFFICERS' COMPENSATION

  Summary Compensation Table


     The following table sets forth information with respect to the compensation paid or awarded by the DII Group to the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities during 1995, 1994 and 1993. The following table includes compensation earned by the Named Executive Officers prior to May 21, 1993 (the date of the spin-off of the DII Group from Dover) when the DII Group was a wholly-owned subsidiary of Dover.



                                                    LONG-TERM COMPENSATION AWARDS/PAYOUTS
                                                   ----------------------------------------
                             ANNUAL COMPENSATION                             PERFORMANCE
      NAME AND              ---------------------    NUMBER OF SHARES          SHARES           ALL OTHER
 PRINCIPAL POSITION  YEAR   SALARY($)    BONUS($)  UNDERLYING OPTIONS(#)    VESTED(#)(1)     COMPENSATION($)(2)
- -------------------- ----   --------     --------  ---------------------  -----------------  ----------------
Ronald R. Budacz     1995   $290,000     $235,000              --               23,333           $168,510
  Chairman and       1994   $265,000        $  --          15,000                   --           $ 12,562
  Chief Executive    1993   $193,371     $270,000         150,958(4)                --           $ 11,745
  Officer

Carl R. Vertuca, Jr. 1995   $195,000     $105,000              --               15,667           $  8,865
  Senior Vice        1994   $180,000     $ 30,000           6,000                   --           $  8,324
  President and      1993   $125,705(3)  $140,000          80,000                   --           $  7,816
  Chief   Financial
  Officer

Dermott O'Flanagan   1995   $155,000     $125,000              --               12,333           $ 15,633
  Senior Vice        1994   $135,000     $110,000           7,000                   --           $ 13,568
  President          1993   $102,366     $ 95,000          27,805(4)                --           $ 10,342

Carl A. Plichta      1995   $145,000     $     --              --               11,667           $ 84,737
  Senior Vice        1994   $130,000     $ 75,000           4,000                   --           $  3,467
  President          1993   $110,569     $ 75,000          37,327(4)                --           $  3,216

Ronald R. Snyder     1995   $130,000     $ 57,000              --                8,333           $  4,472
  Senior Vice        1994   $125,000     $ 15,000           4,000                   --           $  4,449
  President of Sales 1993   $109,996     $ 45,000          40,677(4)                --           $  3,828
  and Marketing


- ---------------


(1) The aggregate number and value (based upon the last reported sale price of $33.75 of DII Group Common Stock on Nasdaq on December 29, 1995) of unvested performance shares (after giving effect to performance shares vested with respect to 1995 performance) held by each of the Named Executive Officers as of December 31, 1995 was as follows: Ronald R. Budacz, 26,667 ($900,011); Carl R. Vertuca, Jr., 31,333 ($1,057,489); Dermott O'Flanagan, 24,667
    ($832,511); Carl A. Plichta, 23,333 ($787,489); and Ronald R. Snyder, 16,667
    ($562,511). Dividends are not paid on unvested performance shares.


(2) All Other Compensation is comprised of the DII Group's matching contributions under the DII Group's Retirement Savings and Investment Plan. In the case of Mr. O'Flanagan, the amounts shown reflect the contributions by DOVatron (Ireland) B.V. under its defined contribution plan. Also includes company paid life insurance premiums. In the cases of Mr. Budacz and Mr. Plichta, includes $155,000 and $81,000, respectively, for one-time relocation and cost-of-living adjustments relating to their relocations to Boulder, Colorado.

(3) Mr. Vertuca commenced his employment with the DII Group effective March 1, 1993.


(4) Includes DII Group options granted in substitution of Dover options, as follows: Ronald R. Budacz, 34,691; Dermott O'Flanagan, 3,233; Carl A. Plichta, 10,207; and Ronald R. Snyder, 11,284. Also includes DII Group options granted to replace non-vested rights under Dover's long-term incentive plan, as follows: Ronald R. Budacz, 41,267; Dermott O'Flanagan, 12,572; Carl A. Plichta, 15,120; and Ronald R. Snyder, 17,393.

         Fiscal Year End Option Value Table


     The following table sets forth information regarding the aggregate number and value of options held by the Named Executive Officers of the DII Group as at December 31, 1995. Mr. Plichta exercised options for 5,000 shares during 1995. The value realized upon such exercise (fair market value on the date of exercise less the exercise price) was $68,903.



                                        NUMBER OF SHARES UNDERLYING
                                                                                VALUE OF UNEXERCISED
                                          UNEXERCISED OPTIONS AT                IN-THE-MONEY OPTIONS
                                           DECEMBER 31, 1995 (#)             AT DECEMBER 31, 1995($)(1)
                                        ---------------------------     ------------------------------------
                 NAME                   EXERCISABLE   UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
- --------------------------------------  -----------   -------------     -----------   ----------------------
Ronald R. Budacz......................    115,187         50,771         $2,161,997          $850,203
Carl R. Vertuca, Jr...................     55,333         30,667            981,633           526,067
Dermott O'Flanagan....................     20,870         13,935            360,697           221,474
Carl A. Plichta.......................     23,802         12,525            426,503           208,541
Ronald R. Snyder......................     31,314         13,362            585,697           223,593


- ---------------


(1) The last reported sale price for DII Group Common Stock on Nasdaq on December 29, 1995 was $33.75 per share. Value is calculated on the basis of the difference between the respective exercise prices of the DII Group options and $33.75, multiplied by the number of shares of common stock underlying the respective DII Group options.


         Long-Term Incentive Plan Awards Table


     The following table sets forth information regarding performance shares awarded to the Named Executive Officers of the DII Group in 1995:


                                                                       NUMBER OF
                                                                      PERFORMANCE
                                                                        SHARES        PERFORMANCE
                               NAME                                     (#)(1)         PERIOD(1)
- ------------------------------------------------------------------    -----------     -----------
Ronald R. Budacz..................................................       50,000         02-14-04
Carl R. Vertuca, Jr...............................................       47,000         02-14-04
Dermott O'Flanagan................................................       37,000         02-14-04
Carl A. Plichta...................................................       35,000         02-14-04
Ronald R. Snyder..................................................       25,000         02-14-04

- ---------------


(1) Performance share awards represent shares of DII Group Common Stock which, upon vesting, are issued to the award recipient. One-ninth of the performance shares vest annually upon the achievement of certain annual earnings per share targets established by the Compensation Committee. In cases where the target is exceeded, the performance shares vest at an accelerated rate up to a maximum of three-ninths per year. Vesting calculations for Mr. Budacz were based on the assumption of two awards (one award in each of 1995 and 1996) totalling 70,000 performance shares. If the target is not met in any year, one-ninth of the performance shares will be escrowed (subject, however, to vesting in the next succeeding year upon the achievement of that year's performance target) and issued to the award recipient if the award recipient is employed by the DII Group at the end of the performance period. Performance shares escrowed for award recipients who are no longer employed by the DII Group at the end of the performance period are forfeited. Vesting of performance shares accelerates in cases of death or disability and in the event of a change in control of the DII Group.


SEVERANCE COMPENSATION ARRANGEMENTS


     The DII Group has entered into severance compensation agreements with each of its Named Executive Officers. The agreements provide that if within 18 months following a change of control of the DII Group, the officer's employment is terminated either (i) by the DII Group for other than cause or disability or
(ii) by such officer for good reason, then such officer will receive a lump sum payment equal to (a) in the case of Messrs. Budacz and Vertuca, twice the highest base salary (not including bonus or any other compensation) received by such officer in any of the most recent five years, or (b) in the case of Messrs. O'Flanagan, Plichta and Snyder, the highest base salary (not including bonus or any other compensation) received by such officer in any of the most recent five years. Also, in the event of a change of control, the exercisability of DII Group Options and the vesting of performance shares held by such officers will be accelerated.

     The Code imposes certain excise taxes on, and limits the deductibility of, certain compensatory payments made by a corporation to or for the benefit of certain individuals if such payments are contingent upon certain changes in the ownership or effective control of the corporation or the ownership of a substantial portion of the assets of the corporation provided that such payments to the individual have an aggregate present value in excess of three times the individual's annualized includible compensation for the base period, as defined in the Code. The agreements limit the compensation payments thereunder to amounts which can be paid by the DII Group without adverse tax consequences.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During 1995, the members of the DII Group Board's Compensation Committee were Mr. Lewis E. Burns and Mr. Alexander W. Young. For a description of certain transactions and relationships involving the DII Group and each of Messrs. Burns and Young, see "Certain Transactions and Relationships" below.


CERTAIN TRANSACTIONS AND RELATIONSHIPS

     Relationship Between the DII Group and Dover after the Spin-Off

     The DII Group was spun-off to the stockholders of Dover effective May 21, 1993. In connection with the spin-off, the DII Group and Dover entered into certain agreements to govern certain ongoing relationships. Messrs. Gary L. Roubos and Lewis E. Burns, directors of the DII Group, are Chairman and Vice President, respectively, of Dover. Pursuant to a Distribution Agreement (which provides that the parties' obligations survive for a period of ten years), and except as further described herein, the DII Group is obligated to indemnify Dover against any losses from existing or future claims relating in any manner to the operations of the transferred businesses prior to the spin-off. The Distribution Agreement further provides that, for a period of ten years from the time of the spin-off, all losses, liabilities, costs, and expenses (excluding any punitive or exemplary damages) relating specifically to (i) any actions arising from the investigation of the Environmental Protection Agency relating to alleged environmental contamination in North Boulder, Colorado, (ii) any actions relating to the Lowry Superfund site, and (iii) any remedial actions taken with respect to environmental contamination at the DII Group's upstate New York facilities, shall be shared 50% by each of Dover and the DII Group up to an aggregate amount of $10 million, and for such ten-year period, Dover shall bear 100% of any such losses, liabilities, costs, and expenses (excluding any punitive or exemplary damages) in excess of $10 million.

     Other Transactions and Relationships


     The DII Group purchases electronics manufacturing process machines from Universal Instruments Corporation ("Universal"), a subsidiary of Dover, and from certain other Dover companies. In 1995, 1994 and 1993, such purchases aggregated approximately $2.1, $4.2 and $6.1 million, respectively. At the same time, the DII Group supplies Universal and certain other Dover companies with printed circuit board assemblies in accordance with the DII Group's standard rates. Sales to Universal and other Dover companies in 1995, 1994 and 1993 aggregated approximately $8.4, $7.3 and $6.2 million, respectively. Messrs. Gary L. Roubos and Lewis E. Burns, directors of the DII Group, are Chairman and Vice President, respectively, of Dover. Leslie Roubos, an employee of the DII Group, received aggregate compensation of $70,000 for services rendered in 1995. Ms. Roubos' base salary for 1996 is $60,000. Ms. Roubos is the daughter of Mr. Gary L. Roubos, a director of the DII Group.



     During the second quarter of 1996, a promissory note (the "IMS Note") evidencing indebtedness of Integrated Multimedia Solutions, Inc. ("IMS") to the DII Group was restructured and written-down from $1.2 million to $1.0 million. The maturity date of the IMS Note was also extended until the fourth quarter of 1997. In consideration for this restructuring, IMS reconfirmed its obligation to the DII Group and a portion of the collateral securing the IMS Note was escrowed for the benefit of the DII Group. Alexander W. Young, a director of the DII Group, is President, Chief Operating Officer and director of the Thomas Group, Inc. (an affiliate of IMS), and was formerly a director of IMS.

     In February 1995, the DII Group purchased a residence located in Boulder, Colorado from Mr. Ronald R. Budacz, Chairman and Chief Executive Officer of the DII Group. The residence had been purchased by Mr. Budacz in June 1994 as a temporary residence in connection with Mr. Budacz' relocation to Boulder, Colorado, and was also intended to provide housing for overseas executives temporarily stationed at the DII Group's Boulder, Colorado offices. Mr. Budacz' purchase price and his sale price to the DII Group were the same amount of $280,000.

     The DII Group made loans to certain of its executives in order to enable the executives to satisfy their tax obligations in connection with the vesting of their performance shares. The loans were advanced in January 1996 and presently are payable upon demand of the DII Group. Interest on the loans accrues at a rate of 5.5% per annum. The amounts borrowed by the executives were as follows: Ronald R. Budacz, $274,812; Carl R. Vertuca, Jr., $185,862; Carl A. Plichta, $139,392; Ronald R. Snyder, $100,531; and Thomas J. Smach, $96,785.

                             PROPOSAL TO APPROVE AN
                AMENDMENT TO THE DII GROUP STOCK INCENTIVE PLAN
                (TO BE VOTED UPON BY THE DII GROUP STOCKHOLDERS)


     The DII Group Board adopted on June 9, 1996, subject to approval by the stockholders, an amendment (the "Amendment") to the DII Group Stock Incentive Plan. The Amendment, which increases by a total of 1,075,000 the number of shares of DII Group Common Stock reserved for issuance under the DII Group Stock Incentive Plan, is intended to accommodate the increased number of options and performance shares that the DII Group expects to grant as a result of the Merger. The DII Group has in the past used, and intends in the future to use, stock options and performance shares as incentive devices to motivate and compensate its salaried officers and other key employees, and believes that equity incentives represented by stock options and performance shares enhance the DII Group's ability to attract and retain needed personnel. Management further believes that the availability of such equity incentives has served, and will continue to serve, an important part in the implementation of the DII Group's acquisition strategy. There are currently 925,000 shares available for issuance under the DII Group Stock Plan. As of July 19, 1996, options to purchase an aggregate of 6,667 shares of DII Group Common Stock had been exercised under the DII Group Stock Incentive Plan, and 86,666 shares had been issued upon the vesting of performance shares awarded under the DII Group Stock Incentive Plan; as of such date, options to purchase 340,833 shares of DII Group Common Stock and performance shares representing 224,334 unvested shares of DII Group Common Stock were outstanding under the DII Group Stock Incentive Plan. Accordingly, only 266,500 shares remained available for future grants under the DII Group Stock Incentive Plan as of such date.


     The DII Group Board adopted on March 14, 1994, and the stockholders approved on April 27, 1994, the DII Group Stock Incentive Plan. On February 10, 1996, the DII Group Board adopted, and on May 14, 1996, the Stockholders of the DII Group approved, an amendment to the DII Group Stock Incentive Plan pursuant to which the number of shares of DII Group Common Stock available for issuance under the DII Group Stock Incentive Plan was increased to its current level of 925,000. Under the terms of the DII Group Stock Incentive Plan, the DII Group is authorized to make awards of performance shares and to grant stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Code and nonqualified stock options ("NQSOs") to salaried officers and other key employees of the DII Group and its subsidiaries who are in a position to affect materially the profitability and growth of the DII Group and its subsidiaries, for up to an aggregate of 925,000 shares of DII Group Common Stock. The following summary of certain features of the DII Group Stock Incentive Plan is qualified in its entirety by reference to the full text of the DII Group Stock Incentive Plan, a copy of which will be furnished to any stockholder, upon written request of such stockholder directed to Mr. Carl R. Vertuca, Jr., Senior Vice President, Chief Financial Officer and Secretary, 6273 Monarch Park Place, Suite 200, Niwot, Colorado 80503.

SUMMARY OF THE DII GROUP STOCK INCENTIVE PLAN AND THE AMENDMENT

     General. The DII Group Stock Incentive Plan permits the DII Group to grant ISOs, NQSOs, and performance shares (collectively, "Awards") to salaried officers and other key employees. The DII Group

Stock Incentive Plan terminates on March 14, 2004 and no options or awards may be granted after the termination date. The DII Group Stock Incentive Plan covers a maximum of 925,000 shares of DII Group Common Stock, which will be increased to a total of 2,000,000 shares if the Amendment is approved (subject to share adjustments as described below), which may be either authorized and unissued shares of DII Group Common Stock or shares held in the DII Group's treasury. When a performance share or option lapses, expires, terminates or is forfeited, the related shares of DII Group Common Stock may be available for distribution in connection with future Awards. Adjustments may be made in the number of shares reserved under the DII Group Stock Incentive Plan, in the number of shares granted pursuant to a performance share award, in the financial performance goals contained in a performance share award, in the option price and in the number of shares subject to stock options, in the event of a merger, reorganization, consolidation, recapitalization or stock dividend, and in the event of certain other changes described in the DII Group Stock Incentive Plan or any other changes in the DII Group's corporate structure that affect the DII Group Common Stock or have an effect similar to any of the foregoing. No employee may be granted Awards covering, in the aggregate, more than 50,000 shares of DII Group Common Stock in any fiscal year of the DII Group (subject to adjustment as provided above).


     Because grants under the DII Group Stock Incentive Plan are discretionary, the DII Group cannot now determine the number of options or performance share awards to be received by any particular current executive officer, by all current executive officers as a group or by non-executive officer employees or directors as a group. The number of such options and awards shall be determined by the Compensation Committee, pursuant to the terms of the DII Group Stock Incentive Plan. It is currently estimated that there are 100 employees eligible to participate in the DII Group Stock Incentive Plan. For information concerning the ownership of options by the Named Executive Officers of the DII Group, see "Compensation of Directors and Executive Officers of the DII Group" above.


     Administration. The DII Group Stock Incentive Plan is administered by the Compensation Committee. The Compensation Committee is comprised of directors who are disinterested persons within the meaning of Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee has the sole and complete discretion, subject to the terms of the DII Group Stock Incentive Plan, to (i) select the individuals from among the eligible employees of the DII Group and its subsidiaries to whom Awards may be granted, (ii) determine the type of Awards to be granted and the terms and conditions of any Awards granted, and (iii) determine the number of shares of DII Group Common Stock subject to each Award granted. In addition, the Compensation Committee will be authorized to interpret the DII Group Stock Incentive Plan, to make and rescind rules and regulations related thereto, and to make all determinations necessary or advisable for the administration of the DII Group Stock Incentive Plan.

     Stock Options. Stock options granted under the DII Group Stock Incentive Plan may be either ISOs or NQSOs. Stock options may be granted alone or in addition to other Awards granted under the DII Group Stock Incentive Plan. The aggregate fair market value (determined as of the time of the grant of an ISO) of the DII Group Common Stock with respect to which ISOs are exercisable for the first time by a single optionee during any calendar year under the DII Group Stock Incentive Plan and any other stock option plan of the DII Group may not exceed $100,000.


     The exercise price for stock options shall be determined by the Compensation Committee and shall be set forth in an option agreement entered into with the optionee, provided, however, that the exercise price for an option shall not be less than the fair market value of a share of DII Group Common Stock on the date of grant (110% in the case of an ISO granted to a 10% or more stockholder of DII Group Common Stock). See the cover page of this Joint Proxy Statement/Prospectus for the most recently available closing sale price, as reported by Nasdaq, of DII Group Common Stock.


     The Compensation Committee is to specify the time or times at which such options will be exercisable, except that the termination date for any stock option shall not exceed 10 years from the date of grant (five years in the case of an ISO granted to a 10% or more stockholder of DII Group Common Stock). Options may be exercised within three months following the retirement or permanent disability of an optionee and within twelve months following the death of an optionee; provided, that no option may be exercised following the period of exercisability set forth in the agreement related thereto.

     Stock options may be exercised by an optionee in whole or in part by giving notice to the DII Group and the exercise price therefor may be paid by delivering cash or shares of unrestricted DII Group Common Stock having a fair market value equal to the cash exercise price of the options being exercised. Optionees may also utilize a cashless exercise feature which will enable them to exercise their options without a concurrent payment of the option price, provided that the purchased option shares are immediately sold by a designated broker and the option price is paid directly to the DII Group out of the sale proceeds.

     Stock options are nontransferable other than by will or by the laws of descent and distribution, and stock options are exercisable during the optionee's lifetime only by the optionee.

     Performance Shares Awards. The Compensation Committee may award performance shares to eligible employees under the DII Group Stock Incentive Plan. Performance shares may be granted alone or in addition to other Awards granted under the DII Group Stock Incentive Plan. Each grant of performance shares shall be evidenced by an agreement executed by the DII Group and the recipient thereof. Each such agreement shall contain such restrictions, terms and conditions as the Compensation Committee may, in its sole discretion, determine.

     Performance shares are awarded in the form of shares of DII Group Common Stock. The Compensation Committee will determine (i) the time or times at which performance shares shall be issued and (ii) the time or times at which performance shares shall become vested or forfeited. Vesting of performance shares shall be based upon the DII Group's attainment of specified financial performance objectives and/or the passage of time. DII Group financial performance objectives may be expressed in terms of (i) earnings per share, (ii) pre-tax profits (either on the DII Group or business unit level), (iii) net earnings or net worth, (iv) return on equity or assets, (v) any combination of the foregoing, or (vi) any other standard or standards deemed appropriate by the Compensation Committee at the time the Award is granted. Until such time as all restrictions on vesting related to the performance shares have lapsed, said shares may not be sold, transferred, pledged, assigned or otherwise disposed of. Performance shares shall become vested in such installments as the Compensation Committee may determine.

     At the discretion of the Compensation Committee, performance shares may be held by the DII Group in escrow in the name of the recipient until such time as all restrictions lapse. Dividends paid on performance shares may be deferred and retained in escrow until such time as all restrictions on such shares lapse. Upon the lapse of all restrictions, such shares and any dividends accrued thereon shall be delivered to the recipient free of all restrictions. The recipient of performance shares shall have no rights with respect thereto until they have vested, including no right to vote the performance shares.

     Upon termination of employment of a recipient, all performance shares shall be forfeited, provided, however, that the Compensation Committee may provide for the waiver of all or a portion of the restrictions related thereto in the event of the death, disability or retirement of the recipient.

     Change of Control. In the event of a "Change of Control," as defined in the DII Group Stock Incentive Plan, all options outstanding shall be immediately and fully exercisable and all performance shares outstanding shall become fully vested.

     Amendments. The DII Group Board may terminate, suspend or amend the DII Group Stock Incentive Plan, provided that such amendment, suspension, or termination may not affect the validity of the then outstanding options or performance shares, and provided further that the DII Group Board may not, without the approval of stockholders (i) increase the maximum number of shares which may be issued pursuant to the provisions of the DII Group Stock Incentive Plan, (ii) change the class of individuals eligible to receive options or performance shares under the DII Group Stock Incentive Plan, (iii) materially increase the benefits accruing to participants under the DII Group Stock Incentive Plan, or (iv) extend the term of the DII Group Stock Incentive Plan.

     Withholding Taxes. The DII Group Stock Incentive Plan provides that the DII Group may deduct from any distribution to an employee an amount equal to all federal, state and local income taxes or other amounts as may be required by law to be withheld with respect to any Award.

FEDERAL INCOME TAX CONSEQUENCES

     The following general description of federal income tax consequences is based upon current statutes, regulations and interpretations. This description is not intended to address specific tax consequences applicable to individual participants.

     Incentive Stock Options. No regular income tax consequences result from the grant of an ISO or the exercise of an ISO by the employee, provided the employee continues to hold the stock acquired on the exercise of an ISO for the requisite holding periods described below. The employee will be taxed only upon the sale or disposition of the stock acquired under an ISO and the gain recognized at that time will be long-term capital gain. The holding period requirements necessary for ISO treatment are as follows: (i) such shares may not be disposed of within two years from the date the ISO is granted, and (ii) such shares must be held for at least one year from the date the shares are transferred to the employee upon the exercise of the ISO. In addition, to receive ISO treatment, the option holder generally must be an employee of the DII Group or a subsidiary of the DII Group from the date the stock option is granted until three months before the date of exercise.


     If an employee disposes of stock acquired upon exercise of an ISO before expiration of the applicable holding periods, the employee will be taxed at ordinary income tax rates on the date of disposition measured by the lesser of:
(i) the fair market value of the stock on the date of exercise of the ISO minus the option price or (ii) the amount realized on disposition minus the option price, and the DII Group will receive a corresponding income tax deduction. However, if a person required to file reports under Section 16(a) of the Exchange Act (a "Reporting Person") exercises an option within six months of the date of grant and disposes of the stock before the expiration of the applicable holding periods, the amount of taxable ordinary income recognized (and the amount of the DII Group's income tax deduction) will be equal to the lesser of
(i) the fair market value of the stock on the date that is six months after the date of grant minus the option price, or (ii) the amount realized on disposition minus the option price. Any additional gain would be treated as either long-term or short-term capital gain, depending on whether or not the stock is held by an employee for more than one year prior to sale or disposition. In the case of a sale where a loss, if sustained, would be recognized, the amount of the optionee's income, and the amount of the DII Group's corresponding expense deduction, will not exceed the difference between the sale price and the adjusted basis of the shares.


     The amount by which the fair market value of shares received upon exercise of an ISO exceeds the option price constitutes an item of tax preference that may be subject to the alternative minimum tax. If an employee is subject to the alternative minimum tax as a result of the exercise of an ISO, for purposes of calculating the gain on a disposition of the stock solely for purposes of the alternative minimum tax, the amount treated as a preference item will be added to his tax basis for the stock. Gain realized by an employee upon the disposition of stock acquired through the exercise of an ISO is taxable in the year of disposition, but such income is not subject to income tax withholding if the requisite holding periods have been satisfied. If either of the holding periods is not satisfied, however, the disposition of the stock may result in taxable income to the employee as additional compensation which is subject to withholding.

     Non-Qualified Stock Options. With regard to NQSOs, the employee will recognize ordinary income at the time of the exercise of the option in an amount equal to the difference between the exercise price and the fair market value of the shares received on the date of exercise. Such income will be subject to withholding. When the employee disposes of shares acquired upon the exercise of the option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as long-term or short-term capital gain, depending upon the holding period of the shares. If the amount received upon sale is less than the fair market value of the shares on the date of exercise, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares. If a Reporting Person exercises an option within six months of the date of grant, no income will be recognized by the optionee until six months have expired from the date the option was granted, and the income then recognized will include any appreciation in the value of the shares during the period between the date of exercise and the date six months after the date of grant, unless the optionee makes an election under Section 83(b) of the Code to have the difference between the option exercise price and fair market value of the purchased shares at the time of exercise recognized as ordinary income as of the time of exercise. The DII Group will be entitled to an income tax deduction in the amount and at the time that the employee recognizes ordinary income with respect to the exercise of the option.


     Performance Share Awards. An employee granted a performance share award will not recognize income at the time of grant but will recognize ordinary income when the restrictions with respect to the shares of stock expire. The amount of income recognized will be equal to the then fair market value of such shares less any consideration paid by the employee. The DII Group generally will be entitled to a deduction in an amount equal to the income recognized by the employee at the time the employee recognizes such income. Any dividends with respect to the performance shares which are paid or made available to an employee while the shares remain forfeitable are treated as additional compensation taxable as ordinary income to the employee and deductible to the DII Group. The holder of performance shares may elect under Section 83(b) of the Code to be taxed at the time of grant of the performance shares on the market value of the performance shares less any consideration paid by the employee, in which case (i) the DII Group will be entitled to a deduction at the same time, subject to the provisions of the Code, (ii) dividends paid to the employee on such performance shares during the restriction period will be taxable as dividends and not deductible to the DII Group, and (iii) there will be no further federal income tax consequences when the restrictions lapse.


     Section 162(m) of the Code generally prohibits the DII Group from deducting compensation of a "covered employee" to the extent the compensation exceeds $1,000,000 per year. For this purpose, "covered employee" means the chief executive officer of the DII Group and the four other highest compensated officers of the DII Group. Certain performance-based compensation (including, under certain circumstances, stock option and performance share compensation) will not be subject to, and will be disregarded in applying, the $1,000,000 deduction limitation. It is the DII Group's intention that options granted under the DII Group Stock Incentive Plan qualify as "performance-based" compensation under Section 162(m). However, awards of performance shares will not generally qualify as "performance-based" compensation unless the vesting of such awards is based exclusively on achievement of qualifying performance goals.

RECOMMENDATION AND VOTE

     An affirmative vote of the holders of a majority of shares of DII Group Common Stock present in person or by proxy and entitled to vote at the DII Group Meeting is required to approve the Amendment. If no direction is given to the contrary, all proxies received by the DII Group Board will be voted "FOR" approval of the Amendment.

     THE BOARD OF DIRECTORS OF THE DII GROUP RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE AMENDMENT.

                             PROPOSAL TO APPROVE AN

                 AMENDMENT TO THE DII GROUP STOCK PURCHASE PLAN

                (TO BE VOTED UPON BY THE DII GROUP STOCKHOLDERS)


     The DII Group Board adopted on June 9, 1996, subject to approval by the stockholders, an amendment (the "SPP Amendment") to the DII Group Stock Purchase Plan. The SPP Amendment, which increases by a total of 300,000 the number of shares of DII Group Common Stock which may be issued under the DII Group Stock Purchase Plan, is intended to accommodate the increased number of DII Group Stock Purchase Plan options that the DII Group expects to grant as a result of the Merger. The DII Group Stock Purchase Plan currently authorizes the issuance of 200,000 shares of DII Group Common Stock. As of July 19, 1996, an aggregate of 30,142 shares of DII Group Common Stock had been purchased under the DII Group Stock Purchase Plan; as of such date, based on current payroll deductions, the DII Group expects approximately 12,000 additional shares of DII Group Common Stock to be purchased under the DII Group Stock Purchase

Plan through December 31, 1996. Accordingly, an estimated 157,000 shares will remain available for issuance under the DII Group Stock Purchase Plan after December 31, 1996.



     The DII Group Stock Purchase Plan was adopted by the DII Group Board on March 14, 1994, and approved by the stockholders of the DII Group on April 27, 1994. The DII Group Stock Purchase Plan, which is structured to qualify under
Section 423 of the Code, provides eligible employees of the DII Group and certain of its designated subsidiaries with an opportunity to acquire DII Group Common Stock. The DII Group Stock Purchase Plan provides a means whereby such employees may develop a sense of proprietorship and personal involvement in the development and financial success of the DII Group and will be encouraged to devote their best efforts to the business of the DII Group, thereby advancing the interests of the DII Group and its stockholders. The following summary of certain features of the DII Group Stock Purchase Plan is qualified in its entirety by reference to the full text of the DII Group Stock Purchase Plan, a copy of which will be furnished to any stockholder, upon written request of such stockholder directed to Mr. Carl R. Vertuca, Jr., Senior Vice President, Chief Financial Officer and Secretary, 6273 Monarch Park Place, Suite 200, Niwot, Colorado 80503.


SUMMARY OF THE DII GROUP STOCK PURCHASE PLAN AND THE SPP AMENDMENT

     The DII Group Stock Purchase Plan provides for the purchase of DII Group Common Stock by eligible employees of the DII Group and its designated subsidiaries (each, a "Participant") through payroll deductions. Under the DII Group Stock Purchase Plan, the DII Group conducts a series of offerings (each, an "Offering") of DII Group Common Stock, each continuing for six (6) months and each beginning on January 1 and July 1 of each year, or such other date as the Compensation Committee may determine (the "Grant Date"), and ending on June 30 and December 31 of each year, or six months from such other date (the "Offering Period"). On each Grant Date, each Participant is granted, by operation of the DII Group Stock Purchase Plan, an option (an "SPP Option") to purchase, on the last day of the Offering Period, subject to certain limitations described below, as many full shares of DII Group Common Stock as can be purchased with payroll deductions authorized by the Participant and credited to the Participant's account during the Offering Period beginning on that Grant Date.

     Administration. The DII Group Stock Purchase Plan is administered by the Compensation Committee. The Compensation Committee is authorized to interpret the DII Group Stock Purchase Plan and may from time to time adopt such rules and regulations, consistent with the provisions of the DII Group Stock Purchase Plan, as it may deem advisable, to carry out the DII Group Stock Purchase Plan.

     Eligibility. Any full or part-time employee of the DII Group or any designated subsidiary is eligible to participate in the DII Group Stock Purchase Plan during an Offering Period if, as of the first day of such Offering Period, such employee (a) has completed six (6) months of continuous service with the DII Group or any such subsidiary, and (b) customarily works more than twenty
(20) hours per week.

     Shares Subject to the DII Group Stock Purchase Plan. The aggregate number of shares which may be issued pursuant to SPP Options granted under the DII Group Stock Purchase Plan shall not exceed 200,000 shares of DII Group Common Stock, which will be increased to 500,000 shares if the SPP Amendment is approved. Such shares may consist of authorized but unissued shares of DII Group Common Stock or shares held in the DII Group's treasury. The total number of shares authorized under the DII Group Stock Purchase Plan shall be offered in one or more Offerings. If the total number of shares which would otherwise be subject to SPP Options granted on a Grant Date exceeds the number of shares then available under the DII Group Purchase Plan for a particular Offering, the DII Group will make a pro rata allocation of the shares remaining available for SPP Option grants in as uniform and equitable a manner as is practicable. The number and type of shares of DII Group Common Stock subject to outstanding SPP Options, and the exercise price of outstanding SPP Options, will be appropriately adjusted if any SPP Option is exercised after any split-up, recapitalization, merger, consolidation, combination or exchange of DII Group Common Stock or the like.

     Participation. An eligible employee may become a Participant in the DII Group Stock Purchase Plan by completing a participation agreement authorizing payroll deductions on the form provided by the DII Group. An otherwise eligible employee will not be allowed to participate in the DII Group Stock Purchase

Plan if the employee would, as of a Grant Date, own 5% or more of the total combined voting power or value of all classes of shares of stock of the DII Group. No employee will be granted an option under the DII Group Purchase Plan which would permit the employee to purchase shares of DII Group Common Stock with a fair market value of more than $25,000 annually (determined as of the Grant Date). It is currently estimated that there are approximately 3,100 persons eligible to participate in the DII Group Stock Purchase Plan.


     Payroll Deductions. By filing a participation agreement, a Participant elects to have payroll deductions in any whole percentage from one (1) to ten
(10) percent on each pay day during the Offering Period of the amount which the Participant would have received on such pay day. A Participant may discontinue participation in the DII Group Stock Purchase Plan as described below under the heading "Withdrawal and Termination of Employment." The funds accumulated through a Participant's payroll deductions under the DII Group Stock Purchase Plan may be held by the DII Group as part of its general assets, usable for any corporate purpose, and the DII Group is not obligated to keep these funds separate from its other corporate funds.

     Purchase of Shares. On each Grant Date, each Participant is granted, by operation of the DII Group Stock Purchase Plan, an SPP Option to purchase up to the number of full shares of DII Group Common Stock that such Participant will be able to purchase with the payroll deductions accumulated during the Offering Period and the balance, if any, carried forward from the Participant's payroll deduction account from the preceding Offering Periods. Unless a Participant withdraws from the DII Group Stock Purchase Plan, the Participant's SPP Option for the purchase of shares will be exercised automatically on the last day of the Offering Period for the purchase of the number of full shares of DII Group Common Stock described in the preceding sentence. Any cash remaining in a Participant's account under the DII Group Stock Purchase Plan after a purchase by the Participant of shares at the termination of each Offering Period will be carried forward into the Participant's payroll deduction account for the following Offering Period.


     The per share purchase price of the shares offered in a given Offering is equal to eighty-five percent (85%) of the fair market value of a share of DII Group Common Stock on the Grant Date or the exercise date, whichever is lower. The fair market value of the DII Group Common Stock shall equal the average of the reported high and low sale prices of the DII Group Common Stock, as reported on Nasdaq, on the applicable date. See the cover page of this Joint Proxy Statement/Prospectus for the most recently available closing sale price, as reported by Nasdaq, of DII Group Common Stock.


     Non-Transferability of SPP Options and Stock. Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an SPP Option to receive shares of DII Group Common Stock under the DII Group Stock Purchase Plan may be assigned, transferred, pledged or otherwise disposed of in any way, other than by will or the laws of descent and distribution.

     Withdrawal and Termination of Employment. A Participant may terminate participation in the DII Group Stock Purchase Plan and withdraw all of the payroll deductions credited to the Participant's account under the DII Group Stock Purchase Plan at any time prior to the last day of an Offering Period by giving written notice to the DII Group. After receipt of notice of a Participant's withdrawal, the SPP Option for the current Offering Period will automatically be canceled. Upon termination of the Participant's employment prior to the last day of an Offering Period for any reason, including retirement, death or permanent disability, the payroll deductions credited to such Participant's account will be returned to such Participant or, in the case of the Participant's death, to such Participant's estate, and the Participant's SPP Option will be automatically canceled.

     Amendment or Termination of the DII Group Stock Purchase Plan. The DII Group Stock Purchase Plan will terminate on March 14, 2004. The DII Group Board in its discretion may terminate the DII Group Purchase Plan at any time with respect to any shares for which SPP Options have not theretofore been granted. The DII Group Board shall have the right to alter or amend the DII Group Stock Purchase Plan or any part thereof from time to time, except that stockholder approval is required for any amendment which would (a) materially increase the benefits accruing to Participants under the DII Group Stock Purchase Plan, (b) increase the aggregate number of shares which may be issued pursuant to the provisions of the DII Group

Stock Purchase Plan, or (c) materially modify the requirements for participation in the DII Group Stock Purchase Plan.

FEDERAL INCOME TAX CONSEQUENCES

     The following general description of federal income tax consequences is based upon current statutes, regulations and interpretations. This description is not intended to address specific tax consequences applicable to an individual Participant who receives an SPP Option and does not address special rules that may be applicable to directors and executive officers of the DII Group.

     The DII Group Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. A Participant will generally not recognize any income for federal income tax purposes either on the grant of an SPP Option or upon the issuance of any shares of DII Group Common Stock under the DII Group Stock Purchase Plan. The amount which a Participant elects to have deducted from his salary for the purchase of DII Group Common Stock pursuant to the DII Group Stock Purchase Plan constitutes compensation and is taxable as ordinary income.

     The federal income tax consequences incurred upon disposition of shares of DII Group Common Stock acquired under the DII Group Stock Purchase Plan depend upon the purchase price of the shares and how long a Participant holds the shares. If a Participant disposes of shares acquired under the DII Group Stock Purchase Plan (including a transfer by reason of death) within a period of two years from the Grant Date of the Offering Period in which the shares are acquired, an amount equal to the difference between the purchase price and the fair market value of the shares on the date of disposition will be treated as ordinary income for federal income tax purposes in the taxable year in which the disposition takes place. Such amount may be subject to wage withholding.

     If a Participant disposes of any shares acquired under the DII Group Stock Purchase Plan more than two years after the Grant Date of the Offering Period in which such shares are acquired, the Participant will have ordinary income in an amount equal to the lesser of (i) the excess of the market price of the shares on such Grant Date minus the purchase price thereof, or (ii) the excess of the fair market value of the shares on the date of disposition minus the purchase price thereof. Any gain in excess of the amount treated as ordinary income will be taxed as long-term capital gain. With respect to a transfer of such shares upon death, any such gain or loss will not be recognized. However, a subsequent sale or exchange of such shares by a Participant's estate or the person receiving such shares by reason of the Participant's death may result in capital gain or loss.

     No income tax deduction ordinarily is allowed to the DII Group with respect to the grant of any SPP Option, the issuance of any shares of DII Group Common Stock under the DII Group Stock Purchase Plan or the disposition of any shares acquired under the DII Group Stock Purchase Plan so long as they are held for two years from the Grant Date. However, if a Participant disposes of shares purchased under the DII Group Purchase Plan within two years after the Grant Date of the Offering Period in which the shares are acquired, the DII Group will be entitled to an income tax deduction in the year of such disposition in an amount equal to the amount constituting ordinary income to the Participant, provided the DII Group complies with the applicable wage withholding requirements.

RECOMMENDATION AND VOTE

     An affirmative vote of the holders of a majority of shares of DII Group Common Stock present in person or by proxy and entitled to vote at the DII Group Meeting is required to approve the SPP Amendment. If no direction is given to the contrary, all proxies received by the DII Group Board will be voted "FOR" approval of the SPP Amendment.

     THE DII GROUP BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE SPP AMENDMENT.

                                    EXPERTS

     The consolidated financial statements of the DII Group as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement (together with the related financial statement schedule) in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.


     The consolidated financial statements of Orbit at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Joint Proxy Statement/Prospectus which is part of the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the shares of the DII Group Common Stock to be issued in connection with the Merger will be passed upon for the DII Group by Curtis, Mallet-Prevost, Colt & Mosle, New York, New York.

     The Merger Agreement provides as a condition to each party's obligation to consummate the Merger that the DII Group and Orbit receive opinions of Curtis, Mallet-Prevost, Colt & Mosle and Battle Fowler LLP, respectively, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Joint Proxy Statement/Prospectus will be brought before the DII Group Meeting or the Orbit Meeting. If any other matters properly come before the DII Group Meeting or the Orbit Meeting, the accompanying DII Group proxy or Orbit proxy, as the case may be, confers discretionary authority with respect to any such matters, and the persons named in such proxy intend to vote in accordance with their best judgment on such matters.

                             STOCKHOLDER PROPOSALS

     Stockholder proposals for inclusion in the proxy materials for the 1997 DII Group Annual Meeting should be addressed to the DII Group's Secretary, 6273 Monarch Park Place, Suite 200, Niwot, Colorado 80503, and must be received no later than December 13, 1996. In addition, the DII Group By-laws currently require that for business to be properly brought before an annual meeting by a stockholder, regardless of whether included in the DII Group's proxy statement, the stockholder must give written notice of his or her intention to propose such business to the Secretary of the DII Group, which notice must be delivered to, or mailed and received at, the DII Group's principal executive offices not less than sixty (60) days and not more than ninety (90) days prior to the scheduled annual meeting (except that if less than seventy (70) days' notice of the date of the scheduled annual meeting is given, notice by the stockholder may be delivered or received not later than the tenth (10th) day following the day on which such notice of the date of the scheduled annual meeting is mailed). Such notice must set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address of the stockholder proposing such business,
(iii) the class and number of shares which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such proposal. The DII Group By-laws further provide that the chairman of the annual meeting may refuse to permit any business to be brought before an annual meeting without compliance with the foregoing procedures.

                           ORBIT SEMICONDUCTOR, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                         PAGE
                                                                                       ------
Independent Auditors' Report...........................................................    F-2
Consolidated Statements of Income for the years ended December 31, 1995, 1994 and
  1993.................................................................................    F-3
Consolidated Balance Sheets as of December 31, 1995 and 1994...........................    F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1995,
  1994 and 1993........................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and
  1993.................................................................................    F-6
Notes to Consolidated Financial Statements.............................................    F-7
Condensed Consolidated Statements of Income for the three months ended March 31, 1996
  and 1995 (unaudited).................................................................   F-18
Condensed Consolidated Balance Sheets as of March 31, 1996 and December 31, 1995
  (unaudited)..........................................................................   F-19
Condensed Consolidated Statements of Cash Flows for the three months ended March 31,
  1996 and 1995 (unaudited)............................................................   F-20
Notes to Condensed Consolidated Financial Statements (unaudited).......................   F-21

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Orbit Semiconductor, Inc.:

     We have audited the accompanying consolidated balance sheets of Orbit Semiconductor, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Orbit Semiconductor, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LPP


DELOITTE & TOUCHE LLP

San Jose, California
January 31, 1996

                           ORBIT SEMICONDUCTOR, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1995         1994         1993
                                                              -------      -------      -------
Revenues:
  Revenues................................................    $56,085      $45,443      $30,550
  Revenues from related party.............................      5,475        4,990        3,031
                                                              -------      -------      -------
     Total................................................     61,560       50,433       33,581
Cost of Sales.............................................     35,961       31,354       23,130
                                                              -------      -------      -------
Gross Margin..............................................     25,599       19,079       10,451
                                                              -------      -------      -------
Operating Expenses:
  Research and development................................      5,378        3,411        2,175
  Selling, general and administrative.....................     10,753        7,398        5,174
                                                              -------      -------      -------
     Total................................................     16,131       10,809        7,349
                                                              -------      -------      -------
Income From Operations....................................      9,468        8,270        3,102
Other Income (Expense):
  Interest income.........................................        729          452            4
  Interest expense........................................       (665)        (359)        (354)
  Minority interest in loss of subsidiary.................         12            6        --
                                                              -------      -------      -------
     Total................................................         76           99         (350)
                                                              -------      -------      -------
Income Before Income Taxes................................      9,544        8,369        2,752
Provision For Income Taxes................................      2,863        3,220        1,079
                                                              -------      -------      -------
Net Income................................................    $ 6,681      $ 5,149      $ 1,673
                                                              =======      =======      =======
Net Income Per Share......................................    $  0.75      $  0.82      $  0.32
                                                              =======      =======      =======
Weighted Average Common and Common Equivalent Shares
  Outstanding.............................................      8,892        6,286        5,277
                                                              =======      =======      =======

                See notes to consolidated financial statements.

                           ORBIT SEMICONDUCTOR, INC.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                                            1995        1994
                                                                           -------     -------
ASSETS
Current Assets:
  Cash and cash equivalents............................................    $10,671     $ 7,798
  Short term investments...............................................      --          4,845
  Accounts receivable, less allowance of $397 and $241 in 1995 and
     1994, respectively................................................     10,425       7,917
  Accounts receivable from related party...............................        732       1,007
  Note receivable from related party...................................      1,000       1,000
  Inventories..........................................................      8,123       6,464
  Prepaid expenses and other assets....................................        388         579
  Deferred income taxes................................................      1,236         738
                                                                           -------     -------
     Total current assets..............................................     32,575      30,348
Property and Equipment -- net..........................................     24,582       7,783
Goodwill -- net........................................................      1,847       2,271
Other Assets...........................................................        338         373
                                                                           -------     -------
Total..................................................................    $59,342     $40,775
                                                                           =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade payables.......................................................    $ 5,241     $ 3,488
  Accounts payable to related party....................................        425         412
  Current portion of long-term obligations.............................      2,769       1,778
  Accrued salaries, commission and benefits............................        918         896
  Other accrued liabilities............................................      1,110         968
  Income taxes payable.................................................      --            453
                                                                           -------     -------
     Total current liabilities.........................................     10,463       7,995
Long-Term Obligations..................................................     11,601       5,057
Deferred Income Taxes..................................................        402         524
Minority Interest......................................................          9          22
Stockholders' Equity:
  Common stock: $0.001 par value; 20,000 shares authorized; 7,316 and
     6,579 shares outstanding in 1995 and 1994, respectively...........     22,425      19,089
  Deferred stock compensation..........................................        (29)       (157)
  Retained earnings....................................................     14,471       8,220
  Unrealized gain on securities available for sale.....................      --             25
                                                                           -------     -------
     Total stockholders' equity........................................     36,867      27,177
                                                                           -------     -------
Total..................................................................    $59,342     $40,775
                                                                           =======     =======

                See notes to consolidated financial statements.

                           ORBIT SEMICONDUCTOR, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                                         UNREALIZED
                                                                                          GAIN ON
                              CONVERTIBLE     COMMON STOCK       DEFERRED                SECURITIES
                               PREFERRED    ----------------      STOCK       RETAINED   AVAILABLE
                                 STOCK      SHARES   AMOUNT    COMPENSATION   EARNINGS    FOR SALE     TOTAL
                              -----------   ------   -------   ------------   --------   ----------   -------
Balances, January 1, 1993....   $ 1,083      3,391   $   365      $--         $  1,398    $ --        $ 2,846
Common stock issued..........    --             19        10      --             --         --             10
Deferred stock
  compensation...............    --           --          57         (57)        --         --          --
Amortization of deferred
  stock compensation.........    --           --       --              3         --         --              3
Net income...................    --           --       --         --             1,673      --          1,673
                              -----------   ------   -------   ------------   --------   ----------   -------
Balances, December 31,
  1993.......................     1,083      3,410       432         (54)        3,071      --          4,532
Deferred stock
  compensation...............    --           --         139        (139)        --         --          --
Amortization of deferred
  stock compensation.........    --           --       --             36         --         --             36
Exercise of stock options and
  warrants...................    --             62        33      --             --         --             33
Net proceeds from initial
  public offering of common
  stock......................    --          2,605    16,902      --             --         --         16,902
Conversion of preferred
  stock......................    (1,083)       453     1,083      --             --         --          --
Exchange of Orbit Israel
  preferred stock............    --             67       500      --             --         --            500
Unrealized gain on
  investment.................    --           --       --         --             --             25         25
Net income...................    --           --       --         --             5,149      --          5,149
                              -----------   ------   -------   ------------   --------   ----------   -------
Balances, December 31,
  1994.......................    --          6,597    19,089        (157)        8,220          25     27,177
Amortization of deferred
  stock compensation.........    --           --       --            128         --         --            128
Tax benefit of stock option
  exercises..................    --           --       2,760      --             --         --          2,760
Exercise of stock options....    --            519       351      --             --         --            351
Conversion of shareholder
  note into stock............    --            200       225      --             --         --            225
KMOS Semiconductor, Inc. net
  income for the five months
  ended May 31, 1995.........    --           --       --         --              (430)     --           (430)
Realized gain on sale of
  investment.................    --           --       --         --             --            (25)       (25)
Net income...................    --           --       --         --             6,681      --          6,681
                              -----------   ------   -------   ------------   --------   ----------   -------
Balances, December 31,
  1995.......................   $--          7,316   $22,425      $  (29)     $ 14,471    $ --        $36,867
                               ========     ======   =======   ==========      =======    ========    =======

                 See notes to consolidated financial statements

                           ORBIT SEMICONDUCTOR, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                    1995       1994       1993
                                                                   -------    -------    ------
Increase (Decrease) In Cash and Cash Equivalents:
Operating Activities:
  Net income....................................................   $ 6,681    $ 5,149    $1,673
  KMOS Semiconductor net income for the five months ended May
     31, 1995...................................................      (430)     --         --
  Adjustments to reconcile to net cash provided by operating activities:
     Deferred income taxes......................................      (770)      (813)      397
     Depreciation and amortization..............................     3,787      2,115     1,850
     Amortization of deferred stock compensation................       128         36         3
     Minority interest in loss subsidiary.......................       (12)        (6)     --
     Changes in:
       Accounts receivable......................................    (2,233)    (4,806)   (1,686)
       Inventories..............................................    (1,659)    (1,490)   (1,735)
       Prepaid expenses and other assets........................       191       (340)      272
       Trade payable............................................     1,766        315     1,131
       Accrued liabilities......................................       164        599       108
       Income taxes payable.....................................     2,516        201       252
       Deferred rent............................................       (87)        50        34
                                                                   -------    -------    ------
          Net cash provided by operating activities.............    10,042      1,010     2,299
                                                                   -------    -------    ------
Investing Activities:
  Purchase of short-term investments............................     --        (4,845)     --
  Maturity of short-term investments............................     4,845      --         --
  Acquisition of property and equipment.........................   (10,550)    (3,733)     (969)
  Other assets..................................................         9         81       (18)
                                                                   -------    -------    ------
     Net cash used for investing activities.....................    (5,696)    (8,497)     (987)
                                                                   -------    -------    ------
Financing Activities:
  Bank notes payable borrowings.................................       738      1,045       250
  Bank notes payable repayments.................................      (862)    (1,050)      (21)
  Repayments of OIC notes payable...............................     --        (1,198)     (566)
  Repayment of capital lease obligations........................    (1,641)      (781)   (1,075)
  Common stock issued...........................................     --         --           10
  Exercise of stock options and warrants........................       292         33      --
  Net proceeds from initial public offering.....................     --        16,902      --
                                                                   -------    -------    ------
     Net cash provided by (used for) financing activities.......    (1,473)    14,951    (1,402)
                                                                   -------    -------    ------
Increase (Decrease) in Cash and Cash Equivalents................     2,873      7,464       (90)
Cash and Cash Equivalents:
  Beginning of year.............................................     7,798        334       424
                                                                   -------    -------    ------
  End of year...................................................   $10,671    $ 7,798    $  334
                                                                   =======    =======    ======

                See notes to consolidated financial statements.

                           ORBIT SEMICONDUCTOR, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION -- Orbit Semiconductor, Inc. was formed in November 1991 in connection with a management buy-out of the semiconductor subsidiary of Orbit International Corp. (OIC) in a transaction accounted for by the purchase method. Orbit Semiconductor, Inc. and subsidiaries (collectively "Orbit" or the "Company") provide semiconductor manufacturing, design and engineering support services to allow system designers to manage effectively application specific integrated circuit development, production scheduling and inventory control. The Company sells its products and services to designers of a wide variety of electronic systems and products for application in the medical, telecommunications, consumer, aerospace and military, computer and peripherals and other industries.

     CONSOLIDATION -- The consolidated financial statements include Orbit Semiconductor, Inc. and its majority-owned subsidiaries, Orbit Israel (a 95% owned Israeli subsidiary), Orbit Semiconductor FSC, Inc., and KMOS Semiconductor, Inc. (KMOS), after elimination of intercompany accounts and transactions.

     FINANCIAL STATEMENT ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments purchased with a remaining maturity of 90 days or less to be cash equivalents.

     SHORT-TERM INVESTMENTS primarily represent government and corporate obligations with maturities at the date of acquisition of more than three months and in 1994 included an investment in common stock. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS
115), "Accounting for Certain Investments in Debt and Equity Securities," which was issued in May 1993, and recorded an unrealized gain of $264,000 in stockholders' equity.

     While the Company's policy is to hold debt securities to maturity, they are classified as available-for-sale because the sale of such securities may be required prior to maturity. Available-for-sale securities at December 31, 1994 consisted of United States Treasury Bills, stated at cost which approximates fair market value, and an investment in common stock at its fair value of $50,000 (stockholders' equity includes the related unrealized gain of $25,000, net of income taxes).

     INVENTORIES are stated at the lower of cost (first-in, first-out) or market.

     PROPERTY AND EQUIPMENT are stated at cost and depreciated or amortized over their estimated useful lives (five years for new assets, one to five years for used assets) using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining lease term.

     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of " effective January 1, 1995. The adoption of this statement had no effect on the Company's financial condition or results of operations.

     GOODWILL is amortized using the straight-line method over estimated useful lives ranging from five to twenty years. Accumulated amortization is $765,000 and $339,000 at December 31, 1995 and 1994, respectively. The Company evaluates the recoverability of goodwill based on estimated future undiscounted cash flows.

     DEFERRED RENT -- Rent expense is recognized on a straight-line basis over the life of the lease. The difference between straight-line expense and payments is recorded as deferred rent.

     REVENUE RECOGNITION -- Revenue from product sales is recognized upon shipment.

     INCOME TAXES -- The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109), which requires an asset and liability approach. Under SFAS 109, deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions net of a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized.


     CONCENTRATION OF CREDIT RISK -- Financial instruments which may potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The majority of the Company's cash and cash equivalents are on deposit with one financial institution. The Company places its investments only in U.S. Treasury obligations with high credit quality financial institutions. The majority of the Company's accounts receivable are derived from sales to designers and manufacturers of a wide variety of electronic systems and products for application in the medical, telecommunications, consumer, aerospace and military, computer and peripheral and other industries. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. The Company maintains reserves for potential credit losses, and all such losses to date have been within management's expectations.



     NET INCOME PER SHARE is based on the weighted average number of common and common equivalent shares outstanding during the period and shares issuable upon conversion of the KMOS convertible shareholder notes (see Note 6). Common equivalent shares include common stock options (using the treasury stock method), shares issuable upon exchange of the Orbit Israel ordinary shares (see
Note 2), and shares subscribed under the Employee Stock Purchase Plan. Pursuant to the rules of the Securities and Exchange Commission, all stock issued and stock options granted by the Company at a price less than the initial public offering price during the 12 months preceding the November 1994 offering (using the treasury stock method) have been included in the calculation as if they had been outstanding for all periods presented prior to the offering. Consequently, 562,515 shares of common stock issuable in exchange for Orbit Israel's ordinary shares have been included as outstanding for all periods presented prior to the offering date (see Note 2).


NOTE 2 SIGNIFICANT MERGERS AND ACQUISITIONS

     Orbit Israel

     On July 29, 1994, the Company transferred $500,000 (consisting of cash and a $400,000 note bearing interest at 3.5% per year) to I.S. Semiconductor Ltd. (a related party) in exchange for 14,250,000 shares of newly issued ordinary shares (similar to common stock), representing a 95% ownership interest, and changed that company's name to O.S. Orbit Semiconductor Ltd. ("Orbit Israel"). Orbit Israel was organized as an Israeli corporation in July 1993 and, prior to the Company's acquisition, it was engaged in initial start-up activities for a semiconductor design, manufacturing and marketing operation. Such activities included, among other things, pursuing from the Israeli government "Approved Enterprise" status for the planned facility under applicable Israeli law, which provides for Orbit Israel to receive certain government grants and other benefits.

     Under the plan approved by the Israeli government, as amended, Orbit Israel expects to receive a grant of approximately $24 million from the Israeli government towards a portion of the cost of equipping the planned facility subject to the Company increasing its investment in Orbit Israel by $25 million by December 1996. During 1995, the Company advised the Israeli government that it proposed to increase significantly the production capacity and related operations of the manufacturing facility which will increase its cost substantially from the original plan. Consequently, the Company is seeking Israeli government approval for a proportionate increase in its grant; however, there can be no assurance that such approval will be obtained. Orbit Israel is a related party because a principal stockholder of the Company, Futurtec, L.P. (Futurtec), was a founder of Orbit Israel and holds 750,000 shares of Orbit Israel's outstanding ordinary shares, which represented approximately 99% of the outstanding ordinary shares and 49% of its voting securities prior to the Company's acquisition. Orbit Israel's 2,500 outstanding shares of Series A preferred stock had supermajority voting rights, which represented the remaining 51% voting interest and were held by an unaffiliated stockholder. Pursuant to Orbit Israel's Articles of Association, the Company's acquisition resulted in the extinguishment of the Series A preferred stock supermajority voting rights. Orbit Israel's Articles of Association also include the following provisions, which became effective as a result of the Company's acquisition:

     - The Series A preferred stock exchanges for shares of the Company's common stock upon an initial public offering by the Company based upon a formula. Pursuant to these exchange provisions, the Series A preferred stockholder received 66,666 shares of the Company's common stock upon the closing of the Company's initial public offering in November 1994. The acquisition of this minority interest in Orbit Israel resulted in the recording of $475,000 of goodwill in 1994.

     - The 750,020 outstanding ordinary shares of Orbit Israel are exchangeable, at the option of the stockholders, for an aggregate of 562,515 shares of the Company's common stock, subject to certain antidilution adjustments.

     In consideration of the Company's investment in Orbit Israel, among other things, Futurtec granted the Company the right to purchase the 750,000 ordinary shares following the receipt of Orbit Israel's audited financial statements for the year ending December 31, 1998 for a price equal to 5% of 15 times Orbit Israel's earnings for 1998, payable in cash or the Company's common stock, if not previously exchanged for the Company's common stock.

     The Company has accounted for this nonmonetary transaction with Futurtec at the historical cost basis of the net assets received (approximately $60,000) and has consolidated the operations of Orbit Israel since July 29, 1994. Orbit Israel's results of operations were not material prior to the Company's acquisition.

     KMOS Semiconductor, Inc.

     On June 28, 1995, the Company entered into an Agreement and Plan of Merger with KMOS in which KMOS became a wholly-owned subsidiary of the Company. In connection with the merger, the Company issued 778,279 shares of its common stock in exchange for all of the issued and outstanding KMOS common stock and converted all outstanding options to purchase KMOS common stock at the exchange ratio of 0.044473 shares of Orbit common stock for each share of KMOS common stock into options to purchase 221,721 shares of Orbit common stock. KMOS is in the business of designing, developing and marketing high-performance mixed-signal (analog/digital) application specific integrated circuits. The merger has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods have been restated to reflect the combined operations of the two companies. As the Company and KMOS have different fiscal year ends, the consolidated statements of income combine the Company's years ended December 31, 1995, December 31, 1994 and December 31, 1993 with KMOS's years ended December 31, 1995, May 31, 1995 and May 31, 1994, respectively. The table shows the composition of combined net revenues and net income for the pre-merger periods indicated (in thousands). For KMOS the periods indicated represent the Company's reporting period into which the KMOS financial information was combined.

                                                                SIX MONTHS
                                                                  ENDED           YEAR ENDED
                                                                 JUNE 30,        DECEMBER 31,
                                                                ----------    ------------------
                                                                   1995        1994       1993
                                                                ----------    -------    -------
Revenues:
  Orbit......................................................    $ 26,791     $43,488    $27,298
  KMOS.......................................................       4,715       7,651      6,871
  Elimination of intercompany sales..........................        (403)       (706)      (588)
                                                                ----------    -------    -------
  Combined...................................................    $ 31,103     $50,433    $33,581
                                                                =========     =======    =======
Net Income:
  Orbit......................................................    $  3,233     $ 4,320    $ 1,295
  KMOS.......................................................         544         829        378
  Merger expenses (net of estimated taxes of $135)...........        (213)      --         --
                                                                ----------    -------    -------
  Combined...................................................    $  3,564     $ 5,149    $ 1,673
                                                                =========     =======    =======

     The consolidated balance sheets at December 31, 1995 and December 31, 1994 combine the accounts of the Company as of those dates with the accounts of KMOS as of December 31, 1995 and May 31, 1995, respectively.

NOTE 3 INVENTORIES

     Inventories consist of (in thousands):

                                                                               DECEMBER 31,
                                                                             -----------------
                                                                              1995       1994
                                                                             ------     ------
Raw materials............................................................    $1,363     $  399
Work in progress.........................................................     5,597      4,155
Finished goods...........................................................     1,163      1,910
                                                                             ------     ------
Total....................................................................    $8,123     $6,464
                                                                             ======     ======

NOTE 4 PROPERTY AND EQUIPMENT

     Property and equipment consist of (in thousands):

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
Construction in progress...............................................    $   205     $   629
Land and buildings.....................................................      2,798       --
Machinery and equipment................................................     23,539      10,093
Furniture and fixtures.................................................        223         317
Leasehold improvements.................................................      5,090       1,271
                                                                           -------     -------
Total..................................................................     31,855      12,310
Less accumulated depreciation and amortization.........................      7,273       4,527
                                                                           -------     -------
Total..................................................................    $24,582     $ 7,783
                                                                           =======     =======

     Included in machinery and equipment at December 31, 1995 and 1994 are assets under capital lease agreements of $10,948,000 and $2,825,000, net of accumulated amortization of $2,041,000 and $1,169,000, respectively.

NOTE 5 LINE OF CREDIT

     The Company has a $4,500,000 bank line of credit, none of which was outstanding at December 31, 1995. Borrowings bear interest at the bank's base rate (8.5% at December 31, 1995), are limited to 80% of eligible accounts receivable and are collateralized by substantially all assets of the Company. The loan agreement requires the Company to maintain certain financial covenants, including quick assets to current liabilities (less subordinated debt) of at least 1.25:1.0, total liabilities (less subordinated debt) to tangible net worth of less than 1.0:1.0, and net income plus depreciation to current debt of 1.5:1.0. In addition, the Company must maintain net income on a quarterly basis and may not pay or declare dividends without the bank's consent. The Company was in compliance with these covenants at December 31, 1995.


     KMOS has a line of credit with a bank that expires November 30, 1996, none of which was outstanding at December 31, 1995. Under the terms of the agreement, borrowings are limited to $500,000, bear interest at the bank's prime rate (8.5% at December 31, 1995) plus 1%, and are collateralized by substantially all assets of KMOS. The agreement contains a number of restrictive covenants which require, among other things, that KMOS maintain working capital of not less than $500,000 and a total debt to tangible net worth ratio of not greater than .75 to
1. KMOS was in compliance with these covenants at year end.


NOTE 6 LONG-TERM OBLIGATIONS

     Long-term obligations consist of (in thousands):

                                                                               DECEMBER 31,
                                                                            ------------------
                                                                             1995        1994
                                                                            -------     ------
Bank notes payable......................................................    $ 1,451     $1,325
Line of credit borrowings (see Note 5)..................................         --        250
KMOS convertible shareholder notes (converted in 1995)..................         --        225
Additional purchase obligation..........................................      2,135      2,135
Capital lease obligations (Note 9)......................................     10,719      2,748
Deferred rent...........................................................         65        152
                                                                            -------     ------
Total...................................................................     14,370      6,835
Current portion.........................................................      2,769      1,778
                                                                            -------     ------
Long-term portion.......................................................    $11,601     $5,057
                                                                            =======     ======

     The Company has $750,000, $427,000 and $209,000 outstanding under three bank notes payable at December 31, 1995, that are subject to the same security agreements as the line of credit (see Note 5) and bear interest at 9.05%, 8.05% and 7.95%, respectively, per year with principal payments of $16,666, $10,416 and $3,865, respectively, plus interest payable monthly through September 1999, May 1999 and June 2000, respectively. The Company also has a $45,000 bank note payable to an Israeli bank at December 31, 1995. This note bears interest at Israeli prime rate (15.2% at December 31, 1995) plus 2% per year with principal payments of $1,250 plus interest (denominated in New Israeli Shekels) payable monthly through December 1997. The recorded carrying amount of the bank notes payable approximates their fair values based on the borrowing rates currently available to the Company for similar notes.

     The additional purchase obligation arose from the November 1991 management buy-out (see Note 1) and is due on March 31, 1997 if the Company achieves certain cumulative earnings amounts. The Company recorded the additional purchase obligation in prior years when it became probable that the Company would become obligated for such additional consideration.

     Future payments of long-term obligations, excluding capital lease obligations and deferred rent are $386,000 in 1996, $2,521,000 in 1997, $371,000 in 1998, $248,000 in 1999 and $23,000 in 2000.

NOTE 7 STOCKHOLDERS' EQUITY

     COMMON STOCK -- In November and December 1994, the Company sold 2,605,000 shares of common stock at $7.50 per share in its initial public offering with net proceeds to the Company of $16,902,000. In connection with this offering, all shares of convertible preferred stock converted into 453,750 shares of common stock and all outstanding shares of Orbit Israel Series A preferred stock were converted into 66,666 shares of common stock (see Note 2).

     EMPLOYEE STOCK PURCHASE PLAN -- In 1995, the Company adopted the 1995 Employee Stock Purchase Plan, which permits eligible employees to purchase up to an aggregate of 600,000 shares of common stock of the Company. Under the Company's Employee Stock Purchase Plan, employees may purchase from the Company a designated number of shares through payroll deductions at a price equal to 85% of the lesser of the fair value of the Company's common stock as of the first day or the last day of each six-month purchase period. As of December 31, 1995, no shares have been issued under this plan.

     STOCK OPTION PLANS -- Under the Company's stock option plan (the "Plan"), incentive and nonqualified stock options, stock appreciation rights and restricted stock awards may be granted to key employees, directors and consultants for up to 2,250,000 shares of common stock of the Company. Options are generally granted at the fair market value of the Company's common stock at the date of grant. Options are immediately exercisable (subject to certain repurchase rights discussed below) and are for terms not to exceed ten years from the date of grant (five years if the option holder also holds 10% or more of the voting stock of the Company).

     Under the KMOS stock option plan (the "KMOS Plan"), incentive and nonqualified stock options to purchase KMOS common stock have been granted to key KMOS employees, directors and consultants. The KMOS options were generally granted at fair value (as determined by the KMOS Board of Directors) at the date of grant and generally vest and become exercisable over a five year period and expire up to 10 years from the date of grant. Pursuant to the terms of the KMOS Plan, all outstanding options became fully vested and exercisable upon the merger with the Company (see Note 2). As a result of the merger, the outstanding KMOS options have been exchanged for options exercisable for the Company's common stock, subject to their original terms (as adjusted for the merger exchange ratio).

     Stock option activity for these plans is summarized as follows:

                                                       OPTIONS                            TOTAL
                                                     OUTSTANDING     EXERCISE PRICE       AMOUNT
                                                     -----------     --------------     ----------
Balance, January 1, 1993..........................      510,562      $0.53 - $ 1.12    $   292,601
  Granted.........................................      949,691       0.53 -   1.60        723,587
  Cancelled.......................................      (18,750)               0.53        (10,000)
  Exercised.......................................      (18,750)               0.53        (10,000)
                                                     -----------     --------------     ----------
Balance, December 31, 1993........................    1,422,753       0.53 -   1.60        996,188
  Granted.........................................      140,596       2.25 -   3.80        329,465
  Cancelled.......................................       (9,375)               1.60        (15,000)
  Exercised.......................................      (24,750)               0.53        (13,200)
                                                     -----------     --------------     ----------
Balance, December 31, 1994........................    1,529,224       0.53 -   3.80      1,297,453
  Granted.........................................    1,446,312       7.63 -  14.50     11,682,605
  Cancelled.......................................     (127,375)      1.60 -  14.50     (1,505,775)
  Exercised.......................................     (518,777)      0.53 -   3.80       (351,233)
                                                     -----------     --------------     ----------
Balance, December 31, 1995........................    2,329,384      $0.53 - $14.50    $11,123,050
                                                     ===========     ==============    ===========

     At December 31, 1995, no shares of common stock were available for future grant under the Plan.

     Unvested shares issued to employees under the Plan are subject to repurchase by the Company at the original purchase price upon termination of employment. The Company's repurchase right expires ratably over a vesting period determined by the Board of Directors, which is typically three to four years from the date of grant. Options to purchase 1,035,000 shares of common stock were exercisable at December 31, 1995.

     COMMON STOCK RESERVED FOR ISSUANCE -- The Company has reserved shares of common stock for issuance as follows:

                                                                         DECEMBER 31,
                                                                             1995
                                                                         ------------
          Issuance under stock option plans
            (423,575 subject to final stockholder approval)............   2,329,384
          Exchange of ordinary shares for Orbit Israel (see Note 2)....     562,515
          Issuance under Employee Stock Purchase Plan..................     600,000
                                                                         ------------
          Total........................................................   3,491,899
                                                                         ==========

     DEFERRED STOCK COMPENSATION -- In connection with the grant of certain stock options to employees in 1994 and 1993, the Company recorded deferred stock compensation for the difference between the deemed fair value for accounting purposes and the option price as determined by the Board at the date of grant. Deferred stock compensation of $106,000 has been recorded in stockholders' equity in 1994. Such amount is being amortized over the vesting periods of the related stock options.

     RECENTLY ISSUED ACCOUNTING STANDARD

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard will be effective for the Company beginning in 1996, and requires measurement of awards made beginning in 1995. The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company intends to follow these disclosure requirements for its employee stock plans. As a result, adoption of the new standard will not impact reported earnings or earnings per share, and will have no effect on the Company's cash flows.

NOTE 8 INCOME TAXES

     The provision for income taxes consists of (in thousands):

                                                                      1995      1994      1993
                                                                     -------   -------   -------
Currently payable:
  Federal.........................................................    $3,588    $3,175      $524
  State...........................................................        45       747       117
                                                                     -------   -------   -------
  Total...........................................................     3,633     3,922       641
                                                                     -------   -------   -------
Deferred:
  Federal.........................................................       391     (581)       428
  State...........................................................   (1,161)     (121)        10
                                                                     -------   -------   -------
  Total...........................................................     (770)     (702)       438
                                                                     -------   -------   -------
Total.............................................................    $2,863    $3,220    $1,079
                                                                      ======    ======    ======

     The components of the net deferred asset (liability) consist of (in thousands):

                                                                               1995     1994
                                                                               -----    -----
Deferred tax assets:
  Inventory reserves and basis differences..................................   $ 197    $ 217
  Nondeductible accruals and reserves.......................................     703      422
  Tax credit carryforwards (expiring in 2003)...............................     255     --
  Other.....................................................................      81      116
                                                                               -----    -----
  Total.....................................................................   1,236      755
                                                                               -----    -----
Deferred tax liability:
  Depreciation and amortization.............................................    (402)    (541)
                                                                               -----    -----
Net deferred tax asset (liability)..........................................   $ 834    $ 214
                                                                               =====    =====

     The Company's effective tax rate differs from the federal statutory rate as follows:

                                                                      1995      1994      1993
                                                                     ------    ------    ------
Computed at 35% in 1995 and 1994; 34% in 1993.....................   $3,340    $2,930    $  936
Research and development tax credits..............................     (257)      (56)      (72)
State manufacturing investment tax credit.........................   (1,087)     --        --
State income taxes................................................      836       458       152
Foreign subsidiary's loss with no current benefit.................      (86)      (45)     --
Other.............................................................      117       (67)       63
                                                                     ------    ------    ------
Total.............................................................   $2,863    $3,220    $1,079
                                                                     ======    ======    ======

NOTE 9 LEASES AND COMMITMENTS

     The Company's principal manufacturing and administrative facilities are leased under operating leases expiring in June 1999. Future minimum annual payments under capital and operating leases are as follows (in thousands):

                                                                            CAPITAL    OPERATING
                        YEAR ENDING DECEMBER 31:                            LEASES      LEASES
                                                                            -------    ---------
1996.....................................................................   $ 3,204     $ 1,182
1997.....................................................................     2,805       1,258
1998.....................................................................     2,654       1,257
1999.....................................................................     2,386       1,219
2000.....................................................................     1,782         975
Thereafter...............................................................        --          --
                                                                            -------    ---------
Total minimum lease payments.............................................    12,831     $ 5,891
                                                                                        =======
Less amounts representing interest rates ranging from 5.2% to 15.8%......     2,112
                                                                            -------
Present value of minimum lease payments..................................    10,719
Current portion..........................................................     2,409
                                                                            -------
Long-term portion........................................................   $ 8,310
                                                                             ======

Rent expense was $932,000, $1,879,000 and $1,820,000 in 1995, 1994 and 1993,
respectively.

NOTE 10 EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) tax-deferred savings plan whereby all employees meeting certain age and service requirements may contribute up to 15% of their eligible compensation (up to a maximum allowed under IRS rules). Contributions may be made by the Company at the discretion of the Board of Directors. The Company made contributions to the Plan of $27,000, $69,000 and $34,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 11 SIGNIFICANT CUSTOMER AND RELATED PARTY TRANSACTIONS

     Certain officers and directors of the Company own common stock in a customer of the Company, Exar Corporation (Exar) which purchased Startech Semiconductor, Inc. (Startech). Accounts receivable from Startech were $732,000 and $1,007,000 at December 31, 1995 and 1994, respectively. Sales and sublease income from Startech are as follows (in thousands):

                                                                      YEAR ENDED DECEMBER 31,
                                                                     --------------------------
                                                                      1995      1994      1993
                                                                     ------    ------    ------
Sales.............................................................   $5,475    $4,990    $3,031
Sublease income...................................................   $   50    $   54    $   47

     The note receivable from related party resulted from the conversion of $1.0 million of accounts receivable from Startech into a note which is due on April 1, 1996, bears interest at 5% per annum, and is secured by substantially all of Startech's assets.

     A director of the Company is an officer and director of Photronics, Inc. ("Photronics"), a stockholder of the Company, from which the Company purchases services. Purchases from Photronics were $2,533,000, $3,117,000 and $1,730,000 in the years ended December 31, 1995, 1994 and 1993, respectively. Trade payables due to Photronics were $425,000 and $412,000 at December 31, 1995 and 1994, respectively. Pro Associates, a partner of which is related to an officer and significant stockholder of the Company, is a manufacturing representative and received commissions from the Company in the amount of $875,000, $571,000 and $440,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

                                                                      YEAR ENDED DECEMBER 31,
                                                                     --------------------------
                                                                      1995      1994      1993
                                                                     ------    ------    ------
                                                                           (IN THOUSANDS)
Interest paid.....................................................   $  658    $  366    $  358
                                                                     ======    ======    ======
Income taxes paid.................................................   $  552    $3,817    $  405
                                                                     ======    ======    ======
Noncash investing and financing activities:
  Additional purchase price obligation (Note 1)...................   $ --      $1,135    $1,000
                                                                     ======    ======    ======
  Property acquired under capital lease...........................   $9,612    $2,203    $  694
                                                                     ======    ======    ======
  Deferred stock compensation.....................................   $ --      $  139    $   57
                                                                     ======    ======    ======
  Conversion of shareholder note to common stock..................   $  225    $ --      $ --
                                                                     ======    ======    ======
  Exchange of common stock for Orbit Israel Series A Preferred
     Stock........................................................   $ --      $  500    $ --
                                                                     ======    ======    ======
  Conversion of preferred stock to common stock...................   $ --      $1,083    $ --
                                                                     ======    ======    ======

NOTE 13 LITIGATION

     The Company's wholly-owned subsidiary, KMOS Semiconductor, Inc., is currently a party to an arbitration proceeding being conducted in the State of California. In the arbitration, Universal Semiconductor,

Inc. (Universal) has alleged that KMOS breached a contract between KMOS and a predecessor company of Universal and violated such company's intellectual property rights relating to certain technology. Universal is seeking an unspecified amount of damages. The Company believes that the claims set forth by Universal in the arbitration are without merit and intends to continue to defend such claims vigorously. In the event of an unfavorable outcome to this matter, the Company is entitled to limited indemnification from certain former KMOS shareholders. Accordingly, management believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.



     In an arbitration action brought by the Company against Power Max Enterprises, Inc. (Powermax), Powermax counteracted by filing an arbitration proceeding in the State of California alleging breach of contract, misappropriation of trade secrets and unfair competition by Orbit and is seeking an unspecified amount of damages. The Company believes that the claims set forth by Powermax in the arbitration are without merit and intends to continue to defend such claims vigorously. Accordingly, management believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.



     The Company is party to a securities class action filed in the United States Court for the Northern District of California on behalf of purchasers of the Company's common stock between April 20, 1995 and October 6, 1995. The complaint alleges that the Company (along with several of its officers and directors) mislead the market for its common stock, by issuing a number of allegedly false or misleading statements. The complaint, which is purportedly brought on behalf of a class consisting of all purchasers of the Company's common stock between April 20, 1995 and October 6, 1995, alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder. There has been no discovery and the court has not set a trial date. The Company believes that the claims set forth are without merit and intends to defend such claims vigorously. Accordingly, management believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 14 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Selected unaudited quarterly financial data is as follows (in thousands, except per share amounts):

                                   1995 QUARTER ENDED                      1994 QUARTER ENDED
                          -------------------------------------   -------------------------------------
                          MAR. 31   JUN. 30   SEP. 30   DEC. 31   MAR. 31   JUN. 30   SEP. 30   DEC. 31
                          -------   -------   -------   -------   -------   -------   -------   -------
Revenues................  $14,929   $16,174   $13,516   $16,941   $10,750   $12,275   $13,164   $14,244
Cost of Sales...........    8,413     8,892     8,235    10,421     6,923     7,980     8,115     8,336
                          -------   -------   -------   -------   -------   -------   -------   -------
  Gross Margin..........    6,516     7,282     5,281     6,520     3,827     4,295     5,049     5,908
                          -------   -------   -------   -------   -------   -------   -------   -------
Operating Expenses:
  Research and
     development........    1,293     1,277     1,259     1,549       641       656       968     1,146
  Selling, general and
     administrative.....    2,530     3,223     2,351     2,649     1,571     1,731     1,795     2,301
                          -------   -------   -------   -------   -------   -------   -------   -------
     Total..............    3,823     4,500     3,610     4,198     2,212     2,387     2,763     3,447
                          -------   -------   -------   -------   -------   -------   -------   -------
Income from
  Operations............    2,693     2,782     1,671     2,322     1,615     1,908     2,286     2,461
Interest Income
  (Expense) and Other,
  net...................      115        35        20       (94)      123        53       (65)      (12)
                          -------   -------   -------   -------   -------   -------   -------   -------
Income Before Income
  Taxes.................    2,808     2,817     1,691     2,228     1,738     1,961     2,221     2,449
Provision for Income
  Taxes.................    1,027     1,033       622       181       690       775       842       913
                          -------   -------   -------   -------   -------   -------   -------   -------
Net Income..............  $ 1,781   $ 1,784   $ 1,069   $ 2,047   $ 1,048   $ 1,186   $ 1,379   $ 1,536
                          =======   =======   =======   =======   =======   =======   =======   =======
Net Income Per Share....  $  0.21   $  0.20   $  0.12   $  0.23   $  0.18   $  0.20   $  0.23   $  0.21
                          =======   =======   =======   =======   =======   =======   =======   =======
Stock Prices:*
  High..................  $15 1/2   $23 1/2   $26 1/2   $18 1/4     --        --        --      $ 9 1/4
  Low...................  $ 6 3/4   $14 7/8   $18 3/4   $ 7 5/8     --        --        --      $ 7 3/8
                          =======   =======   =======   =======   =======   =======   =======   =======

- ---------------

* The Company's common stock commenced trading on November 16, 1994. These prices represent the range of high and low closing prices as reported by The Nasdaq Stock Market.

                           ORBIT SEMICONDUCTOR, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
              (UNAUDITED; IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           THREE MONTHS ENDED
                                                                          --------------------
                                                                           MARCH        MARCH
                                                                            31,          31,
                                                                           1996         1995
                                                                          -------      -------
Revenues:
  Revenues............................................................    $13,767      $13,484
  Revenues from related party.........................................        731        1,445
                                                                          -------      -------
     Total............................................................     14,498       14,929
Cost of Sales.........................................................      9,269        8,413
                                                                          -------      -------
Gross Margin..........................................................      5,229        6,516
                                                                          -------      -------
Operating Expenses:
  Research and development............................................      1,742        1,293
  Selling, general and administrative.................................      2,855        2,530
                                                                          -------      -------
     Total............................................................      4,597        3,823
                                                                          -------      -------
Income From Operations................................................        632        2,693
Other Income (Expense):
  Interest income.....................................................        190          202
  Interest expense....................................................       (245)         (90)
  Minority interest in loss of subsidiary.............................          3            3
                                                                          -------      -------
     Total............................................................        (52)         115
                                                                          -------      -------
Income Before Income Taxes and Extraordinary Item.....................        580        2,808
Provision For Income Taxes............................................        175        1,027
                                                                          -------      -------
Income Before Extraordinary Item......................................        405        1,781
Extraordinary Gain from Early Retirement of Debt (Net of Income Taxes
  of $119)............................................................        201           --
                                                                          -------      -------
Net Income............................................................    $   606      $ 1,781
                                                                          =======      =======
Per Share Data:
  Income Before Extraordinary Item....................................    $  0.05      $  0.21
  Extraordinary Gain From Early Retirement of Debt....................       0.02           --
                                                                          -------      -------
  Net Income..........................................................    $  0.07      $  0.21
                                                                          =======      =======
Weighted Average Common and Common Equivalent Shares Outstanding......      8,872        8,685
                                                                          =======      =======

           See notes to condensed consolidated financial statements.

                           ORBIT SEMICONDUCTOR, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

               (UNAUDITED; IN THOUSANDS EXCEPT PAR VALUE AMOUNTS)


                                                                       MARCH 31,      DECEMBER 31,
                                                                         1996             1995
                                                                      -----------     ------------
ASSETS
Current Assets:
  Cash and cash equivalents.........................................    $ 9,711         $ 10,671
  Accounts receivable, less allowance of $397 in 1996 and 1995......      9,720           10,425
  Accounts receivable from related party............................        326              732
  Inventories.......................................................      9,253            8,123
  Prepaid expenses and other assets.................................        845              388
  Note receivable from related party................................         --            1,000
  Deferred income taxes.............................................      1,236            1,236
                                                                        -------          -------
     Total current assets...........................................     31,091           32,575
Property and Equipment -- net.......................................     24,922           24,582
Goodwill -- net.....................................................      1,741            1,847
Other Assets........................................................        255              338
                                                                        -------          -------
Total...............................................................    $58,009         $ 59,342
                                                                        =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade payables....................................................    $ 5,278         $  5,241
  Accounts payable to related party.................................        276              425
  Current portion of long-term obligations..........................      2,728            2,769
  Accrued salaries, commission and benefits.........................      1,287              918
  Other accrued liabilities.........................................      1,140            1,110
  Income taxes payable..............................................        247               --
                                                                        -------          -------
     Total current liabilities......................................     10,956           10,463
Long-Term Obligations...............................................      8,792           11,601
Deferred Income Taxes...............................................        402              402
Minority Interest...................................................          6                9
Stockholders' Equity:
  Common stock: $0.001 par value; 20,000 shares authorized; 7,401
     and 7,315 shares outstanding in 1996 and 1995, respectively....     22,798           22,425
  Deferred stock compensation.......................................        (22)             (29)
  Retained earnings.................................................     15,077           14,471
                                                                        -------          -------
     Total stockholders' equity.....................................     37,853           36,867
                                                                        -------          -------
Total...............................................................    $58,009         $ 59,342
                                                                        =======          =======

                See notes to consolidated financial statements.

                           ORBIT SEMICONDUCTOR, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED; IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                                                          ---------------------
                                                                           MARCH        MARCH
                                                                            31,          31,
                                                                            1996         1995
                                                                          --------     --------
Increase (Decrease) In Cash and Cash Equivalents:
Operating Activities:
  Net income............................................................  $   606      $ 1,781
  KMOS Semiconductor net income for the five months ended May 31,
     1995...............................................................       --         (430)
  Extraordinary gain from early retirement of debt......................     (201)          --
  Adjustments to reconcile to net cash provided by operating activities:
     Deferred income taxes..............................................       --          (56)
     Depreciation and amortization......................................    1,115          430
     Amortization of deferred stock compensation........................        7            3
     Minority interest in loss subsidiary...............................       (3)          (3)
     Changes in:
       Accounts receivable..............................................    1,111         (777)
       Inventories......................................................   (1,130)        (261)
       Prepaid expenses and other assets................................     (457)         131
       Trade payables...................................................     (112)         409
       Accrued liabilities..............................................      411          (32)
       Income taxes payable.............................................      128          620
                                                                          -------      -------
          Net cash provided by operating activities.....................    1,475        1,815
                                                                          -------      -------
Investing Activities:
  Maturities of short-term investments..................................       --        4,845
  Acquisition of property and equipment.................................   (1,349)      (2,088)
  Decrease in other assets..............................................       83           32
                                                                          -------      -------
     Net cash (used for)provided by investing activities................   (1,266)       2,789
                                                                          -------      -------
Financing Activities:
  Bank notes payable borrowings.........................................       --          392
  Bank notes payable repayments.........................................     (113)        (572)
  Repayment of OIC royalty obligation...................................   (1,815)          --
  Repayments of note receivable.........................................    1,000           --
  Repayment of capital lease obligations................................     (614)        (981)
  Employee stock purchase plan and exercise of stock options............      373            3
                                                                          -------      -------
     Net cash used for financing activities.............................   (1,169)      (1,158)
                                                                          -------      -------
Increase in Cash and Cash Equivalents...................................     (960)       3,446
Cash and Cash Equivalents:
  Beginning of period...................................................   10,671        7,798
                                                                          -------      -------
  End of period.........................................................  $ 9,711      $11,244
                                                                          =======      =======
Supplemental disclosures of cash flow information:
  Acquisition of equipment under capital lease..........................  $    --      $   842
                                                                          =======      =======

                See notes to consolidated financial statements.

                           ORBIT SEMICONDUCTOR, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 QUARTERLY FINANCIAL STATEMENTS

     The condensed consolidated financial statements for the three months ended March 31, 1996 and 1995 are unaudited but include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations of the Company for interim periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the operating results to be expected for the full year. The information included in this report should be read in conjunction with the Company's annual consolidated financial statements and notes thereto for the year ended December 31, 1995, and other information included elsewhere herein.

     On June 28, 1995, the Company entered into an Agreement and Plan of Merger with KMOS and Orbit Acquisition, Inc. (Orbit Acquisition), a wholly-owned subsidiary of the Company, providing for the merger of Orbit Acquisition with and into KMOS, with KMOS being the surviving corporation in the merger and becoming a wholly-owned subsidiary of the Company. In connection with the merger, the Company issued 778,279 shares of its common stock in exchange for all of the issued and outstanding KMOS common stock and converted all outstanding options to purchase KMOS common stock at the exchange ratio of
0.044473 shares of Orbit common stock for each share of KMOS common stock into options to purchase 221,721 shares of Orbit common stock. KMOS is in the business of designing, developing and marketing high-performance mixed-signal (analog/digital) application specific integrated circuits. The merger has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods prior to the merger have been restated to reflect the combined operations of the two companies. The table below shows (in thousands) the composition of unaudited combined net revenues and net income for the pre-merger period indicated.

                                                                         THREE MONTHS ENDED
                                                                           MAR. 31, 1995
                                                                         ------------------
    Revenues:
      Orbit............................................................       $ 13,092
      KMOS.............................................................          1,996
      Elimination of intercompany sales................................           (159)
                                                                               -------
      Combined.........................................................       $ 14,929
                                                                               =======
    Net Income:
      Orbit............................................................       $  1,556
      KMOS.............................................................            225
                                                                               -------
      Combined.........................................................       $  1,781
                                                                               =======

NOTE 2 INVENTORIES

Inventories consist of (in thousands):

                                                                            MAR. 31,     DEC. 31,
                                                                              1996         1995
                                                                            --------     --------
Raw materials.............................................................   $1,424       $1,363
Work in progress..........................................................    5,846        5,597
Finished goods............................................................    1,983        1,163
                                                                            --------     --------
Total.....................................................................   $9,253       $8,123
                                                                             ======       ======

NOTE 3 NET INCOME PER SHARE

     Net income per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the period and shares issuable upon conversion of KMOS convertible shareholders notes and Orbit Israel shares. Common equivalent shares include common stock options and warrants (using the treasury stock method) and shares subscribed under the Employee Stock Purchase Plan.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                              THE DII GROUP, INC.,

                                DII MERGER CORP.

                                      AND

                           ORBIT SEMICONDUCTOR, INC.

                                  JUNE 9, 1996

                               TABLE OF CONTENTS

                                   ARTICLE 1

THE MERGER..............................................................................    A-1
 1.1    THE MERGER......................................................................    A-1
 1.2    THE CLOSING.....................................................................    A-1
 1.3    EFFECTIVE TIME..................................................................    A-1
 1.4    TAX AND ACCOUNTING CONSEQUENCES.................................................    A-2
 1.5    TAKING OF NECESSARY ACTION; FURTHER ACTION......................................    A-2
                                           ARTICLE 2
CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION....................
                                                                                            A-2
 2.1    CERTIFICATE OF INCORPORATION....................................................    A-2
 2.2    BYLAWS..........................................................................    A-2
                                           ARTICLE 3
 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION....................................    A-2
 3.1    DIRECTORS.......................................................................    A-2
 3.2    OFFICERS........................................................................    A-2
                                           ARTICLE 4
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS...............
                                                                                            A-2
 4.1    EFFECT ON CAPITAL STOCK.........................................................    A-2
        (a)   CONVERSION OF TARGET COMMON STOCK.........................................    A-2
        (b)   CANCELLATION OF TARGET COMMON STOCK OWNED BY ACQUIROR OR TARGET...........    A-2
        (c)   TARGET STOCK OPTION PLANS.................................................    A-3
        (d)   CAPITAL STOCK OF MERGER SUB...............................................    A-3
        (e)   ADJUSTMENTS TO EXCHANGE RATIO.............................................    A-3
        (f)   FRACTIONAL SHARES.........................................................    A-3
 4.2    SURRENDER OF CERTIFICATES.......................................................    A-3
        (a)   EXCHANGE AGENT............................................................    A-3
        (b)   ACQUIROR TO PROVIDE COMMON STOCK AND CASH.................................    A-3
        (c)   EXCHANGE PROCEDURES.......................................................    A-3
        (d)   DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES..........................    A-4
        (e)   TRANSFERS OF OWNERSHIP....................................................    A-4
        (f)   NO LIABILITY..............................................................    A-4
 4.3    NO FURTHER OWNERSHIP RIGHTS IN TARGET COMMON STOCK..............................    A-4
 4.4    LOST, STOLEN OR DESTROYED CERTIFICATES..........................................    A-4
 4.5    STOCK SUBJECT TO CONDITIONS.....................................................    A-4

                                      (A-i)

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF TARGET................................................    A-5
 5.1    ORGANIZATION, STANDING AND POWER................................................    A-5
 5.2    CAPITAL STRUCTURE...............................................................    A-5
 5.3    AUTHORITY.......................................................................    A-6
 5.4    SEC DOCUMENTS; FINANCIAL STATEMENTS.............................................    A-7
 5.5    ABSENCE OF CERTAIN CHANGES......................................................    A-7
 5.6    ABSENCE OF UNDISCLOSED LIABILITIES..............................................    A-8
 5.7    LITIGATION......................................................................    A-8
 5.8    RESTRICTIONS ON BUSINESS ACTIVITIES.............................................    A-8
 5.9    GOVERNMENTAL AUTHORIZATION......................................................    A-8
 5.10   CERTAIN CONTRACTS AND ARRANGEMENTS..............................................    A-8
 5.11   TITLE TO PROPERTY...............................................................    A-8
 5.12   INTELLECTUAL PROPERTY...........................................................    A-9
 5.13   ENVIRONMENTAL MATTERS...........................................................   A-10
 5.14   TAXES...........................................................................   A-10
 5.15   EMPLOYEE BENEFIT PLANS..........................................................   A-11
 5.16   CERTAIN AGREEMENTS AFFECTED BY THE MERGER.......................................   A-13
 5.17   EMPLOYEE MATTERS................................................................   A-13
 5.18   INTERESTED PARTY TRANSACTIONS...................................................   A-13
 5.19   INSURANCE.......................................................................   A-13
 5.20   COMPLIANCE WITH LAWS............................................................   A-14
 5.21   MINUTES BOOKS...................................................................   A-14
 5.22   COMPLETE COPIES OF MATERIALS....................................................   A-14
 5.23   POOLING OF INTERESTS............................................................   A-14
 5.24   BROKERS' AND FINDERS' FEES......................................................   A-14
 5.25   REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS..............................   A-14
 5.26   OPINION OF FINANCIAL ADVISOR....................................................   A-14
 5.27   VOTE REQUIRED...................................................................   A-14
 5.28   BOARD APPROVAL..................................................................   A-15
 5.29   SECTION 203 OF THE DGCL NOT APPLICABLE..........................................   A-15
 5.30   CUSTOMERS AND SUPPLIERS.........................................................   A-15
 5.31   REPRESENTATIONS COMPLETE........................................................   A-15
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB...............................   A-15
 6.1    ORGANIZATION, STANDING AND POWER................................................   A-15
 6.2    CAPITAL STRUCTURE...............................................................   A-16
 6.3    AUTHORITY.......................................................................   A-16
 6.4    SEC DOCUMENTS; FINANCIAL STATEMENTS.............................................   A-17
 6.5    ABSENCE OF CERTAIN CHANGES......................................................   A-17
 6.6    ABSENCE OF UNDISCLOSED LIABILITIES..............................................   A-18
 6.7    LITIGATION......................................................................   A-18
 6.8    RESTRICTIONS ON BUSINESS ACTIVITIES.............................................   A-18
 6.9    GOVERNMENTAL AUTHORIZATION......................................................   A-18
 6.10   TITLE TO PROPERTY...............................................................   A-18
 6.11   ENVIRONMENTAL MATTERS...........................................................   A-18
 6.12   TAXES...........................................................................   A-19
 6.13   EMPLOYEE MATTERS................................................................   A-19
 6.14   INTERESTED PARTY TRANSACTIONS...................................................   A-19
 6.15   INSURANCE.......................................................................   A-19
 6.16   COMPLIANCE WITH LAWS............................................................   A-20
 6.17   MINUTES BOOKS...................................................................   A-20
 6.18   COMPLETE COPIES OF MATERIALS....................................................   A-20
 6.19   POOLING OF INTERESTS............................................................   A-20
 6.20   BROKERS AND FINDERS' FEES.......................................................   A-20
 6.21   REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS..............................   A-20
 6.22   BOARD APPROVAL..................................................................   A-20
 6.23   INTERNAL REVENUE CODE SECTION 368(c)............................................   A-20
 6.24   REPRESENTATIONS COMPLETE........................................................   A-21

                                     (A-ii)

                                           ARTICLE 7
CONDUCT PRIOR TO THE EFFECTIVE TIME.....................................................   A-21
 7.1    CONDUCT OF BUSINESS OF TARGET AND ACQUIROR......................................   A-21
        (a)   CHARTER DOCUMENTS.........................................................   A-21
        (b)   ISSUANCE OF SECURITIES....................................................   A-21
        (c)   DIVIDENDS; CHANGES IN CAPITAL STOCK.......................................   A-21
        (d)   STOCK OPTION PLANS, ETC. .................................................   A-22
        (e)   POOLING...................................................................   A-22
        (f)   OTHER.....................................................................   A-22
 7.2    CONDUCT OF BUSINESS OF TARGET...................................................   A-22
        (a)   MATERIAL CONTRACTS........................................................   A-22
        (b)   INTELLECTUAL PROPERTY.....................................................   A-22
        (c)   EXCLUSIVE RIGHTS..........................................................   A-22
        (d)   DISPOSITIONS..............................................................   A-22
        (e)   INDEBTEDNESS..............................................................   A-22
        (f)   LEASES....................................................................   A-22
        (g)   PAYMENT OF OBLIGATIONS....................................................   A-22
        (h)   CAPITAL EXPENDITURES......................................................   A-22
        (i)   INSURANCE.................................................................   A-22
        (j)   EMPLOYEE BENEFIT PLANS; NEW HIRES; PAY INCREASES..........................   A-22
        (k)   SEVERANCE ARRANGEMENTS....................................................   A-22
        (l)   LAWSUITS..................................................................   A-23
        (m)   ACQUISITIONS..............................................................   A-23
        (n)   TAXES.....................................................................   A-23
        (o)   NOTICES...................................................................   A-23
        (p)   REVALUATION...............................................................   A-23
        (q)   OTHER.....................................................................   A-23
 7.3    NO SOLICITATION.................................................................   A-23
                                           ARTICLE 8
ADDITIONAL AGREEMENTS...................................................................   A-24
 8.1    PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT..............................   A-24
 8.2    MEETINGS OF STOCKHOLDERS........................................................   A-24
 8.3    ACCESS TO INFORMATION...........................................................   A-25
 8.4    CONFIDENTIALITY.................................................................   A-25
 8.5    PUBLIC DISCLOSURE...............................................................   A-25
 8.6    CONSENTS; COOPERATION...........................................................   A-25
 8.7    POOLING ACCOUNTING..............................................................   A-26
 8.8    AFFILIATE AGREEMENTS............................................................   A-26
 8.9    IRREVOCABLE PROXY AGREEMENT.....................................................   A-26
 8.10   LEGAL REQUIREMENTS..............................................................   A-26
 8.11   BLUE SKY LAWS...................................................................   A-27
 8.12   EMPLOYEE BENEFIT PLANS..........................................................   A-27
 8.13   LETTER OF ACQUIROR'S AND TARGET'S ACCOUNTANTS...................................   A-28
 8.14   FORM S-8........................................................................   A-28
 8.15   INDEMNIFICATION.................................................................   A-28
 8.16   LISTING OF ADDITIONAL SHARES....................................................   A-28
 8.17   NASDAQ QUOTATION................................................................   A-28
 8.18   POOLING LETTERS.................................................................   A-29
 8.19   DIRECTOR NOMINEE................................................................   A-29
 8.20   BEST EFFORTS AND FURTHER ASSURANCES.............................................   A-29

                                     (A-iii)

                                           ARTICLE 9
CONDITIONS TO THE MERGER................................................................   A-29
 9.1    CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER....................   A-29
        (a)   STOCKHOLDER APPROVAL......................................................   A-29
        (b)   REGISTRATION STATEMENT EFFECTIVE..........................................   A-29
        (c)   NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY..................................   A-30
        (d)   GOVERNMENTAL APPROVAL.....................................................   A-30
        (e)   TAX OPINION...............................................................   A-30
        (f)   LISTING OF ADDITIONAL SHARES..............................................   A-30
        (g)   POOLING LETTERS...........................................................   A-30
 9.2    ADDITIONAL CONDITIONS TO OBLIGATIONS OF TARGET..................................   A-30
        (a)   REPRESENTATIONS, WARRANTIES AND COVENANTS.................................   A-30
        (b)   CERTIFICATE OF ACQUIROR...................................................   A-31
        (c)   LEGAL OPINION.............................................................   A-31
        (d)   NO MATERIAL ADVERSE CHANGES...............................................   A-31
        (e)   AFFILIATE AGREEMENTS......................................................   A-31
        (f)   THIRD PARTY CONSENTS......................................................   A-31
        (g)   INJUNCTIONS OR RESTRAINTS ON CONDUCT OF BUSINESS..........................   A-31
        (h)   LETTER OF ACQUIROR'S ACCOUNTANTS..........................................   A-31
        (i)   OTHER CERTIFICATES........................................................   A-31
9.3     ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF ACQUIROR AND MERGER SUB.............   A-31
        (a)   REPRESENTATIONS, WARRANTIES AND COVENANTS.................................   A-31
        (b)   CERTIFICATE OF TARGET.....................................................   A-31
        (c)   LEGAL OPINION.............................................................   A-32
        (d)   THIRD PARTY CONSENTS......................................................   A-32
        (e)   INJUNCTIONS OR RESTRAINTS ON CONDUCT OF BUSINESS..........................   A-32
        (f)   NO MATERIAL ADVERSE CHANGES...............................................   A-32
        (g)   AFFILIATE AGREEMENTS......................................................   A-32
        (h)   FIRPTA CERTIFICATE........................................................   A-32
        (i)   LETTER OF TARGET'S ACCOUNTANTS............................................   A-32
        (j)   RESIGNATIONS..............................................................   A-32
        (k)   UNITED KINGDOM SUBSIDIARY.................................................   A-32
        (l)   AGREEMENTS OF OPTION HOLDERS..............................................   A-32
        (m)   AGREEMENTS OF HOLDERS OF EXCHANGE RIGHTS..................................   A-32
        (n)   OTHER CERTIFICATES........................................................   A-33
                                          ARTICLE 10
TERMINATION, AMENDMENT AND WAIVER.......................................................   A-33
10.1    TERMINATION.....................................................................   A-33
10.2    EFFECT OF TERMINATION...........................................................   A-33
10.3    EXPENSES AND TERMINATION FEES...................................................   A-34
10.4    AMENDMENT.......................................................................   A-35
10.5    EXTENSION; WAIVER...............................................................   A-35
                                          ARTICLE 11
GENERAL PROVISIONS......................................................................   A-35
11.1    NON-SURVIVAL AT EFFECTIVE TIME..................................................   A-35
11.2    NOTICES.........................................................................   A-35
11.3    INTERPRETATION..................................................................   A-36
11.4    COUNTERPARTS....................................................................   A-36
11.5    ENTIRE AGREEMENT; NONASSIGNABILITY; PARTIES IN INTEREST.........................   A-36
11.6    SEVERABILITY....................................................................   A-36
11.7    REMEDIES CUMULATIVE; NO WAIVER..................................................   A-36
11.8    GOVERNING LAW...................................................................   A-37
11.9    RULES OF CONSTRUCTION...........................................................   A-37

                                     (A-iv)

EXHIBITS

Exhibit A-1         Form of Affiliate Agreement to be Executed by Affiliates of Target
Exhibit A-2         Form of Affiliate Agreement to be Executed by Affiliates of Acquiror
Exhibit B           Form of Irrevocable Proxy Agreement
Exhibit C           Form of FIRPTA Notification Letter
SCHEDULES
Target:
Schedule 5.1        Exceptions to Target's Ownership of the Stock of its Subsidiaries
Schedule 5.7        Litigation
Schedule 5.11       Real Property
Schedule 5.12       Intellectual Property
Schedule 5.15       ERISA
Schedule 8.8(a)     Affiliates of Target
Schedule 8.9        Stockholders of Target who will execute Irrevocable Proxy Agreement
Schedule 8.12       Holders of Outstanding Target Options
Acquiror :
Schedule 6.1        Liens, etc. on Capital Stock of Subsidiaries of Acquiror
Schedule 8.8(b)     Affiliates of Acquiror

                                      (A-v)

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of June 9, 1996, by and among The DII Group, Inc., a Delaware corporation ("Acquiror"), DII Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub") and Orbit Semiconductor, Inc., a Delaware corporation ("Target"). Each of Target and Merger Sub are collectively referred to herein as the "Constituent Corporations".

                                    RECITALS

     A. The respective Boards of Directors of Acquiror and Target each have determined that a business combination between Acquiror and Target is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have approved this Agreement and the merger provided for herein whereupon Merger Sub shall merge with and into Target upon the terms, and subject to the conditions, set forth herein.

     B. Pursuant to the Merger (as hereinafter defined), among other things, the outstanding shares of Target Common Stock, $.001 par value ("Target Common Stock"), shall be converted into shares of Acquiror Common Stock, $.01 par value (together with the associated junior participating preferred stock purchase rights, "Acquiror Common Stock"), at the rate set forth herein.

     C. For federal income tax purposes, it is intended that the Merger provided for herein shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and for financial accounting purposes shall be accounted for as a "pooling of interests."

     D. Each of Acquiror, Target and Merger Sub desires to make certain representations, warranties and agreements in connection with the Merger.

     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     1.1 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into Target in accordance with this Agreement and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). Target shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Delaware, and all rights, privileges, powers, immunities, purposes and franchises of the Constituent Corporations shall continue unaffected by the Merger. The Merger shall have the effects specified in Section 259 of the Delaware General Corporation Law (the "DGCL").

     1.2 THE CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Curtis, Mallet-Prevost, Colt & Mosle, 101 Park Avenue, New York, New York 10178,
(i) at 9:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 9 shall be fulfilled or waived in accordance herewith or (ii) at such other time, date or place as Acquiror and Target may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

     1.3  EFFECTIVE TIME.  If all the conditions to the Merger set forth in
Article 9 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 10, the parties hereto shall cause a Certificate of Merger meeting the requirements of Section 251 of the DGCL to be properly executed, and filed in accordance with such Section on the Closing Date. The Merger shall become effective at the time of the filing of the Certificate of Merger or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

     1.4 TAX AND ACCOUNTING CONSEQUENCES. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of
Section 368 of the Code and (ii) qualify for accounting treatment as a "pooling of interests."

     1.5 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE 2

                    CERTIFICATE OF INCORPORATION AND BYLAWS
                          OF THE SURVIVING CORPORATION

     2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until duly amended in accordance with applicable law; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is "Orbit Semiconductor, Inc."

     2.2 BYLAWS. The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended in accordance with applicable law.

                                   ARTICLE 3

              DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

     3.1 DIRECTORS. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and shall serve until their successors are duly elected or appointed and qualified.

     3.2 OFFICERS. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until their respective successors are duly elected or appointed and qualified.

                                   ARTICLE 4

                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                        OF THE CONSTITUENT CORPORATIONS

     4.1 EFFECT ON CAPITAL STOCK. By virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any of the following securities:

          (a) CONVERSION OF TARGET COMMON STOCK. At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Target Common Stock to be cancelled pursuant to Section 4.1(b)) will be canceled and extinguished and be converted automatically into the right to receive 45/100ths (.45) of a share of Acquiror Common Stock (the "Exchange Ratio").

          (b) CANCELLATION OF TARGET COMMON STOCK OWNED BY ACQUIROR OR
     TARGET. At the Effective Time, all shares of Target Common Stock that are owned by Target as treasury stock and each share of Target Common Stock owned by Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

          (c) TARGET STOCK OPTION PLANS. At the Effective Time, the Target 1994 Stock Incentive Plan (the "Target Stock Option Plan") and all options to purchase Target Common Stock then outstanding under the Target Stock Option Plan shall be assumed by Acquiror in accordance with Section 8.12.

          (d) CAPITAL STOCK OF MERGER SUB. At the Effective Time, each share of Common Stock, $.01 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock, $.01 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Common Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Common Stock occurring after the date hereof and prior to the Effective Time.

          (f) FRACTIONAL SHARES. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Common Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of
     (i) such fraction, multiplied by (ii) the average closing price of a share of Acquiror Common Stock for the ten most recent days that Acquiror Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

     4.2  SURRENDER OF CERTIFICATES.

          (a) EXCHANGE AGENT. Norwest Bank Minnesota, N.A. shall act as exchange agent (the "Exchange Agent") in the Merger.

          (b) ACQUIROR TO PROVIDE COMMON STOCK AND CASH. Promptly after the Effective Time, Acquiror shall make available to the Exchange Agent for exchange in accordance with this Article 4, through such reasonable procedures as Acquiror may adopt, (i) the shares of Acquiror Common Stock issuable pursuant to Section 4.1(a) in exchange for shares of Target Common Stock outstanding immediately prior to the Effective Time and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 4.1(f).

          (c) EXCHANGE PROCEDURES. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Target Common Stock, whose shares were converted into the right to receive shares of Acquiror Common Stock (and cash in lieu of fractional shares) pursuant to
     Section 4.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 4.1, and the Certificate so surrendered shall forthwith be canceled. Until so

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     surrendered, each outstanding Certificate that, prior to the Effective
     Time, represented shares of Target Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with
     Section 4.1.

          (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 4.2(d)) with respect to such shares of Acquiror Common Stock.

          (e) TRANSFERS OF OWNERSHIP. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

          (f) NO LIABILITY.  Notwithstanding anything to the contrary in this
     Section 4.2, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     4.3 NO FURTHER OWNERSHIP RIGHTS IN TARGET COMMON STOCK. All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 4.

     4.4 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock (and cash in lieu of fractional shares) as may be required pursuant to
Section 4.1; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     4.5 STOCK SUBJECT TO CONDITIONS. All shares of Acquiror Common Stock which are received in the Merger in exchange for shares of Target Common Stock which, under agreements with Target or its subsidiaries, are unvested and which, by its terms, does not terminate due to the Merger will also be unvested, and the certificates evidencing such shares will be marked with appropriate legends.

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                                   ARTICLE 5

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole.

     In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after due and diligent inquiry of officers, directors and other employees of such party reasonably believed to have knowledge of such matters.

     Except as disclosed in a document of even date herewith and delivered by Target to Acquiror prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Target Disclosure Schedule"), Target represents and warrants to Acquiror and Merger Sub as follows:

     5.1 ORGANIZATION, STANDING AND POWER. Each of Target and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Target and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Target. Target has delivered a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Target and each of its subsidiaries, each as amended to date, to Acquiror. Neither Target nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Except as disclosed in Schedule 5.1 of the Target Disclosure Schedule, Target is the owner, directly or indirectly through its subsidiaries, of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in said Schedule 5.1, all of the outstanding shares of capital stock of each such subsidiary are owned by Target, directly or indirectly through its subsidiaries, free and clear of all liens, charges, claims and encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Target or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire such securities. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     5.2 CAPITAL STRUCTURE. The authorized capital stock of Target consists of 20,000,000 shares of Common Stock, $.001 par value, and 5,790,000 shares of Preferred Stock, $.001 par value, of which there were issued and outstanding as of the close of business on June 7, 1996, 7,420,149 shares of Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after June 7, 1996 other than pursuant to the exercise of options outstanding as of such date under the Target Stock Option Plan, pursuant to the Target Employee Stock Purchase Plan (the "Target ESPP") or pursuant to the rights of the holders of Ordinary Shares of O.S. Orbit Semiconductor Ltd., an Israeli corporation and a subsidiary of Target, to exchange such Ordinary Shares for shares of Target Common Stock (the "Exchange Rights"). All outstanding shares of Target Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation, as amended, or Bylaws, as amended, of Target or any agreement to which Target is a party or by which it is bound. As of the close of business on June 7, 1996, Target has reserved

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(i) 4,250,000 shares of Common Stock for issuance to employees and consultants pursuant to the Target Stock Option Plan, of which 676,126 shares have been issued pursuant to option exercises or direct stock purchases, 2,332,810 shares are subject to outstanding, unexercised options, and no shares are subject to outstanding stock purchase or other rights, (ii) 600,000 shares of Common Stock for issuance to employees pursuant to the Target ESPP, of which 47,992 shares have been issued, and (iii) 562,515 shares of Common Stock for issuance upon the exercise of the Exchange Rights. Since June 7, 1996, Target has not (i) issued or granted additional options under the Target Stock Option Plan, or (ii) accepted enrollments in the Target ESPP. Except for (i) the rights created pursuant to this Agreement, the Target Stock Option Plan, the Target ESPP and the Exchange Rights and (ii) Target's right to repurchase any unvested shares under the Target Stock Option Plan, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of Target's capital stock (i) between or among Target and any of its stockholders and (ii) to the best of Target's knowledge, between or among any of Target's stockholders, except for the stockholders named in Schedule 8.9 of the Target Disclosure Schedule. The terms of the Target Stock Option Plan permit the assumption or substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of holders of such securities, the Target stockholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for those options. The current "Purchase Period" (as defined in the Target ESPP) commenced under the Target ESPP on February 1, 1996 and will end prior to the Effective Time as provided in this Agreement, and except for the purchase rights granted on such commencement date to participants in the current Purchase Period, there are no other purchase rights or options outstanding under the Target ESPP. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plan, the Target ESPP and the Exchange Rights have been made available to Acquiror and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form made available to Acquiror.


     5.3 AUTHORITY. Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's stockholders as contemplated by Section 9.1(a). This Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms. The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws or equivalent organizational documents of Target or any of its subsidiaries, as amended, or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its subsidiaries or any of their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have and could not reasonably be expected to have a Material Adverse Effect on Target. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Target or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.3, (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Joint Proxy Statement (as defined in Section 5.25) relating to the Target Stockholders Meeting (as defined in Section 5.25), (iii) such consents, approvals, orders, authorizations,

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

registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

     5.4 SEC DOCUMENTS; FINANCIAL STATEMENTS. Target has furnished or made available to Acquiror a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Securities Act")), definitive proxy statement and other filing filed with the SEC by Target since November 14, 1994, and, prior to the Effective Time, Target will have furnished Acquiror with true and complete copies of any additional documents filed with the SEC by Target prior to the Effective Time (collectively, the "Target SEC Documents"). In addition, Target has made available to Acquiror all exhibits to the Target SEC Documents filed prior to the date hereof, and will promptly make available to Acquiror all exhibits to any additional Target SEC Documents filed prior to the Effective Time. Target has filed with the SEC all reports and registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms or have been revised as disclosed in the Target SEC Documents, and neither Target nor any of its subsidiaries is in default thereunder. As of their respective filing dates, the Target SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Target SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Target SEC Document. The financial statements of Target, including the notes thereto, included in the Target SEC Documents (the "Target Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and were prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Target Financial Statements fairly present the consolidated financial condition and operating results of Target and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in Target accounting policies except as described in the notes to the Target Financial Statements.

     5.5 ABSENCE OF CERTAIN CHANGES. Since March 31, 1996 (the "Target Balance Sheet Date"), each of Target and its subsidiaries has conducted its business in the ordinary course consistent with past practice and there has not occurred:
(i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect to Target; (ii) any acquisition, sale or transfer of any material asset of Target or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its or any of its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock; (v) any material contract entered into by Target or any of its subsidiaries, other than in the ordinary course of business and as provided to Acquiror, or any material amendment or termination of, or default under, any material contract to which Target or any of its subsidiaries is a party or by which it or any of them is bound; or (vi) any commitment or agreement by Target or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (v) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

     5.6 ABSENCE OF UNDISCLOSED LIABILITIES. Neither Target nor any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Target's Quarterly Report on Form 10-Q for the period ended March 31, 1996, including the Notes thereto (the "Target Balance Sheet"), (ii) those incurred in the ordinary course of business and not required to be set forth in the Target Balance Sheet under generally accepted accounting principles, (iii) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the execution of this Agreement.

     5.7 LITIGATION. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target or any of its subsidiaries, threatened against Target or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target. Without in any manner limiting or detracting from the foregoing representation, the litigation set forth on Schedule 5.7 has been the subject of disclosure in reports filed by Target under the Exchange Act, but the filing of any such report shall not be deemed an admission that such litigation is material to the business, operations or financial condition of, or could reasonably be expected to have a Material Adverse Effect on Target. There is no judgment, decree or order against Target or any of its subsidiaries, or, to the knowledge of Target and its subsidiaries, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Target.

     5.8 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no material agreement, judgment, injunction, order or decree binding upon Target or any of its subsidiaries which has or reasonably could be expected to have the effect of prohibiting or materially impairing any current or future business practice of Target or any of its subsidiaries, any acquisition of property by Target or any of its subsidiaries or the conduct of business by Target or any of its subsidiaries as currently conducted or as proposed to be conducted by Target or any of its subsidiaries.

     5.9 GOVERNMENTAL AUTHORIZATION. Target and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's or any of its subsidiaries' businesses or the holding of any such interest ((i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except where the failure to obtain or have any of such Target Authorizations could not reasonably be expected to have a Material Adverse Effect on Target.

     5.10 CERTAIN CONTRACTS AND ARRANGEMENTS. Except for agreements listed as exhibits to the Target SEC Documents, none of Target or any of its subsidiaries is a party to any material (i) employment agreement, (ii) collective bargaining agreement, (iii) license agreement or arrangement, (iv) indenture, mortgage, note, installment obligation, agreement or other instrument relating to the borrowing of money in excess of $50,000 by Target or any of its subsidiaries or the guaranty of any obligation for the borrowing of money by Target or any of its subsidiaries in excess of such amount, or (v) other agreement or arrangement.

     5.11 TITLE TO PROPERTY. Target and its subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in such properties, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which is reflected on the Target Balance Sheet. The plants, property and equipment of Target and its subsidiaries that are used in the operations of their business are in good operating condition and repair. All properties used in the operations of Target and its subsidiaries are reflected in the Target Balance Sheet to the extent generally accepted accounting principles require the same to be reflected. Schedule 5.11 identifies each parcel of real property owned or leased by Target or any of its subsidiaries.

     5.12  INTELLECTUAL PROPERTY.

          (a) Target and its subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used or proposed to be used in the business of Target and it subsidiaries as currently conducted or as proposed to be conducted by Target and its subsidiaries, except to the extent that the failure to have such rights have not and could not reasonably be expected to have a Material Adverse Effect on Target.

          (b) Schedule 5.12 lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered and unregistered copyrights, and maskworks, which Target considers to be material to its business and the business of each of its subsidiaries and included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements as to which Target or any of its subsidiaries is a party and pursuant to which any person is authorized to use any Intellectual Property, and (iii) all material licenses, sublicenses and other agreements as to which Target or any of its subsidiaries is a party and pursuant to which Target or any of its subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights"), in each case which are incorporated in, are, or form a part of any product or service of Target or any of its subsidiaries that is material to Target.

          (c) To the best knowledge of Target and its subsidiaries, there is no material unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Target or any of its subsidiaries, any trade secret material to Target or any of its subsidiaries, or any Third Party Intellectual Property Right, by any third party, including any employee or former employee of Target or any of its subsidiaries. Neither Target nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders arising in the ordinary course of business.

          (d) Neither Target nor any of its subsidiaries is, nor will Target or any of Target's subsidiaries be as a result of the execution and delivery of this Agreement or the performance of Target's obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights, the breach of which could have a Material Adverse Effect on Target.

          (e) All patents, registered trademarks, service marks and copyrights held by Target and its subsidiaries are valid and subsisting. Neither Target nor any of its subsidiaries (i) has been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or (ii) has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The manufacture, marketing, licensing or sale of the products and services of Target and its subsidiaries do not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, except where such infringement could not have a Material Adverse Effect on Target.

          (f) Target and its subsidiaries have secured valid written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that Target and its subsidiaries do not already own by operation of law.

          (g) Target and its subsidiaries have taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, or patent applications or copyright ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by Target and its subsidiaries by or to a third party has been pursuant to the terms of a written agreement with such third party. All use, disclosure or appropriation of Confidential Information not owned by Target and its subsidiaries has been pursuant to the terms of a written agreement with the owner of such Confidential Information, or is otherwise lawful.

     5.13  ENVIRONMENTAL MATTERS.

          (a) The following terms shall be defined as follows:

             (i) "Environmental, Health and Safety Laws" shall mean all federal, state or local laws, ordinances, codes, regulations, rules, policies and orders regarding the protection of the environment, requiring pollution control equipment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or regarding the safety of employees or workers.

             (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, petroleum products and those substances, materials and wastes defined in or regulated under any Environmental, Health and Safety Law.

             (iii) "Property" shall mean all real property leased or owned by Target or its subsidiaries either currently or in the past.

             (iv) "Facilities" shall mean all buildings and improvements on the Property of Target or its subsidiaries.

          (b) Target represents and warrants as follows with respect to the operations of Target and its subsidiaries: (i) to the best of Target's knowledge, no friable asbestos is contained in the Facilities; (ii) all Hazardous Materials have been disposed of in accordance with all Environmental, Health and Safety Laws; (iii) Target and its subsidiaries have received no notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental, Health and Safety Laws; (iv) no notices, administrative actions or suits are pending or, to the best of Target's knowledge, threatened relating to a violation of any Environmental, Health and Safety Law; (v) to the best of Target's knowledge, neither Target nor any of its subsidiaries is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or any state analog statute, arising out of events occurring prior to the Closing Date which would have a Material Adverse Effect on Target; (vi) to the best of Target's knowledge, there have not been in the past, and are not now, any Hazardous Materials under or migrating to or from the Facilities or Property; (vii) to the best of Target's knowledge, there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) Target has not deposited, stored, or disposed of polychlorinated biphenyls (PCBs) on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) to the best of Target's knowledge, the Facilities and Target's and its subsidiaries' uses and activities therein have at all times complied with all Environmental, Health and Safety Laws; and (x) Target and its subsidiaries have all the permits and licenses required to be issued and are in full compliance with the terms and conditions of those permits.

     5.14 TAXES. Target and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Target or any of its subsidiaries is or has been a member have

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timely filed all Tax Returns required to be filed by it taking into account extensions of due dates, have paid all Taxes shown thereon to be due and has provided adequate accruals in accordance with generally accepted accounting principles in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax returns. Except as disclosed in the Target SEC Documents, (i) no material claim for Taxes has become a lien against the property of Target or any of its subsidiaries or is being asserted against Target or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Target or any of its subsidiaries is being conducted by a Tax authority, (iii) no Tax authority is now asserting, or to the best knowledge of Target, threatening to assert against Target or any of its subsidiaries any deficiency or claim for additional Taxes, and there are no requests for information from a Tax authority currently outstanding that could affect the Taxes of Target or any of its subsidiaries, (iv) no extension of the statute of limitations on the assessment of any Taxes has been granted by Target or any of its subsidiaries and is currently in effect, and (v) neither Target nor any of its subsidiaries has entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense pursuant to Sections 162(m) or 280G of the Code. Target will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) ending after the Effective Time attributable to adjustments made prior to the Merger pursuant to Section 481 or 263A of the Code or any comparable provision of any state or foreign Tax law. Neither Target nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does Target or any of its subsidiaries owe any amount under any such agreement. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty, or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation,) estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes. Target and each of its subsidiaries are in full compliance with all terms and conditions of any Tax exemptions or other Tax-sparing agreement or order of a foreign government and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of such Tax exemptions or other Tax-sparing agreement or order.

     5.15  EMPLOYEE BENEFIT PLANS.

          (a) Schedule 5.15 lists, with respect to Target, any subsidiary of Target and any trade or business (whether or not incorporated) which is treated as a single employer with Target (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) each loan to a non-officer employee in excess of $50,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target of greater than $50,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Target (together, the "Target Employee Plans").

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          (b) Target has furnished to Acquiror a copy of each of the Target
     Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500, including all schedules attached thereto and actuarial reports, if any, filed for the last three Plan years. Any Target Employee Plan intended to be qualified under Sections 401(a) or 501(c)(9) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. Target has also furnished Acquiror with the most recent Internal Revenue Service determination letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a) and all prohibited transaction exemptions (or requests for such exemptions), private letter rulings, opinions, information letters or compliance statements issued with respect to any plan described in Section 5.15(a) above by the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

          (c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Target Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect, and Target and each subsidiary or ERISA Affiliate have performed all obligations required to be performed by them under, are not in any respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Target Employee Plans, which default or violation could reasonably be expected to have a Material Adverse Effect on Target; (iv) neither Target nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Target Employee Plans which have a Material Adverse Effect on any such parties; (v) all material contributions required to be made by Target or any subsidiary or ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target Employee Plan for the current plan years; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; and (vii) no Target Employee Plan is covered by, and neither Target nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan except where the failure to timely file, distribute or post such documents would not, in the aggregate, have a Material Adverse Effect. No suit, administrative proceeding, action or other litigation has been brought, or to the best knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Target nor any Target subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

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

          (d) With respect to each Target Employee Plan, Target and each of its United States subsidiaries has complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the proposed regulations thereunder and (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect.

          (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Target, any Target subsidiary or any other ERISA Affiliate to severance benefits or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider.

          (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Target, any Target subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Target's financial statements.

     5.16 CERTAIN AGREEMENTS AFFECTED BY THE MERGER. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Target or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by Target or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     5.17 EMPLOYEE MATTERS. Target and each of its subsidiaries are in compliance in all respects with all current applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Target. There are no pending claims against Target or any of its subsidiaries under any workers compensation plan or policy or for long term disability. Neither Target nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have a Material Adverse Effect on Target. There are no controversies pending or, to the best knowledge of Target and its subsidiaries, threatened, between Target or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect on Target. Neither Target nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Target nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees.

     5.18 INTERESTED PARTY TRANSACTIONS. Except as disclosed in the Target SEC Documents, neither Target nor any of its subsidiaries is indebted to any director, officer, employee or agent of Target or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Target or any of its subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since January 1, 1996.

     5.19 INSURANCE. Target and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target and its subsidiaries. There is no material claim pending under any of such policies or bond as to which Target has received a denial, or to the best of Target's knowledge, which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

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

     5.20 COMPLIANCE WITH LAWS. Each of Target and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as, singly or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on Target.

     5.21 MINUTES BOOKS. The minute books of Target and its subsidiaries made available to Acquiror contain complete and accurate summaries of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Target and the respective subsidiaries through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     5.22 COMPLETE COPIES OF MATERIALS. Target has delivered or made available true and complete copies of each document that has been requested by Acquiror or its counsel in connection with their legal and accounting review of Target and its subsidiaries.

     5.23 POOLING OF INTERESTS. Neither Target nor any of its subsidiaries nor, to the best knowledge of Target, any of their respective directors, officers or stockholders has taken any action which would interfere with Acquiror's ability to account for the Merger as a pooling of interests.

     5.24 BROKERS' AND FINDERS' FEES. Except for the fees payable by Target to Needham & Company, Inc., Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     5.25 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by Target for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Acquiror Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Target for inclusion in the joint proxy statement/prospectus to be sent to the stockholders of Acquiror and Target in connection with the respective meetings of Acquiror's stockholders (the "Acquiror Stockholders Meeting") and Target's stockholders (the "Target Stockholders Meeting") to consider the Merger (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Joint Proxy Statement") shall not, on the date the Joint Proxy Statement is first mailed, at the time of the Acquiror and Target Stockholders Meetings and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Acquiror or Target Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Target which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Target shall promptly inform Acquiror and Merger Sub. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror or Merger Sub which is contained in any of the foregoing documents. The Joint Proxy Statement as it relates to Target will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC.

     5.26 OPINION OF FINANCIAL ADVISOR. Target has been advised in writing by its financial advisor, Needham & Company, Inc., that in such advisor's opinion, as of the date hereof, the consideration to be received by the stockholders of Target is fair, from a financial point of view, to the stockholders of Target.

     5.27 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Target Common Stock outstanding on the record date set for the Target Stockholders Meeting is the only vote of the

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

holders of any of Target's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     5.28 BOARD APPROVAL. The Board of Directors of Target has (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Target and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Target approve this Agreement and the Merger.

     5.29 SECTION 203 OF THE DGCL NOT APPLICABLE. The Board of Directors of Target has taken all actions, including the approval of the Irrevocable Proxy Agreement referred to in Section 8.9 hereof, so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

     5.30 CUSTOMERS AND SUPPLIERS. As of the date hereof, no customer which individually accounted for more than 5% of Target's gross revenues during the 12 month period preceding the date hereof has indicated to Target that it will stop, or decrease the rate of, buying services or products of Target, or has at any time on or after March 31, 1996 decreased materially its usage of the services or products of Target. As of the date hereof, no material supplier of Target has indicated to Target that it will stop, or decrease the rate of, supplying materials, products or service to Target. Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Target.

     5.31 REPRESENTATIONS COMPLETE. None of the representations or warranties made by Target herein or in the Target Disclosure Schedule, or in any certificate furnished by Target pursuant to this Agreement, or the Target SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE 6

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

     Except as disclosed in a document of even date herewith and delivered by Acquiror to Target prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Acquiror Disclosure Schedule"), Acquiror and Merger Sub represent and warrant to Target as follows:

     6.1 ORGANIZATION, STANDING AND POWER. Each of Acquiror and its subsidiaries, including Merger Sub, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Restated Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Acquiror and each of its subsidiaries, each as amended to date, to Target. Neither Acquiror nor any of its subsidiaries is in violation of any of the provisions of its Restated Certificate of Incorporation or Bylaws or equivalent organizational documents. Acquiror is the owner, directly or indirectly through its subsidiaries, of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Schedule 6.1, all of the outstanding shares of capital stock of each such subsidiary are owned by Acquiror, directly or indirectly through its subsidiaries, free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Acquiror or any such subsidiary to issue, transfer, sell, purchase,

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

redeem or otherwise acquire any such securities. Except as disclosed in the Acquiror SEC Documents (as defined in Section 6.4), Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     6.2 CAPITAL STRUCTURE. The authorized capital stock of Acquiror consists of 45,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value, of which there were issued and outstanding as of the close of business on June 7, 1996, 8,189,492 shares of Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities of Acquiror other than shares of Acquiror Common Stock issued after June 7, 1996 upon the exercise of options issued under the Acquiror 1993 Stock Option Plan and the Acquiror 1994 Stock Incentive Plan (collectively, the "Acquiror Stock Option Plans") or pursuant to the Acquiror 1994 Employee Stock Purchase Plan (the "Acquiror ESPP"). The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.01 par value, all of which are issued and outstanding and are held by Acquiror. All outstanding shares of Acquiror and Merger Sub have been duly authorized, validly issued, fully paid and are non-assessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. As of the close of business on June 7, 1996, Acquiror has reserved (i) 1,475,000 shares of Common Stock for issuance to employees, directors and independent contractors pursuant to the Acquiror Stock Option Plans, of which 172,416 shares have been issued pursuant to option exercises and the vesting of performance shares, and 963,468 shares are subject to outstanding, unexercised options and unvested performance shares, (ii) 30,000 shares of Common Stock for issuance to directors pursuant to Acquiror's Non-Employee Directors' Stock Compensation Plan, (iii) 200,000 shares of Common Stock for issuance to employees pursuant to the Acquiror ESPP, and (iv) 2,300,000 shares of Common Stock issuable upon conversion of the Company's 6% Convertible Subordinated Notes. Other than this Agreement and as disclosed in the immediately preceding sentence, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror or Merger Sub is a party or by which either of them is bound obligating Acquiror or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, or repurchased, any shares of the capital stock of Acquiror or Merger Sub or obligating Acquiror or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Acquiror Common Stock to be issued pursuant to the Merger will, when issued, be duly authorized, validly issued, fully paid, and non-assessable.

     6.3 AUTHORITY. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub, subject only to the approval of the Merger by Acquiror's stockholders as contemplated by Section 9.1(a). This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Restated Certificate of Incorporation or Bylaws or equivalent organizational documents of Acquiror or any of its subsidiaries, as amended, or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have and could not reasonably be expected to have a Material Adverse Effect on Acquiror. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or any of its subsidiaries in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.3, (ii) the filing with the SEC and NASD of the Registration Statement and the Joint Proxy Statement relating to the Acquiror Stockholders Meeting (as defined in Section 5.25), (iii) the filing of a

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

Form 8-K with the SEC and NASD within 15 days after the Closing Date, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (v) such filings as may be required under HSR, (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plan assumed by Acquiror, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

     6.4 SEC DOCUMENTS; FINANCIAL STATEMENTS. Acquiror has furnished or made available to Target a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) under the Securities Act), definitive proxy statement and other filing filed with the SEC by Acquiror since May 21, 1993, and, prior to the Effective Time, Acquiror will have furnished Target with true and complete copies of any additional documents filed with the SEC by Acquiror prior to the Effective Time (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. Acquiror has filed with the SEC all reports and registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. All documents required to be filed as exhibits to the Acquiror SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms or have been revised as disclosed in the Acquiror SEC Documents, and neither Acquiror nor any of its subsidiaries is in default thereunder. As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act, and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and were prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Acquiror Financial Statements fairly present the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in Acquiror accounting policies except as described in the notes to the Acquiror Financial Statements.

     6.5 ABSENCE OF CERTAIN CHANGES. Since March 31, 1996 (the "Acquiror Balance Sheet Date"), each of Acquiror and its subsidiaries has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect to Acquiror; (ii) any acquisition, sale or transfer of any material asset of Acquiror or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Acquiror or any revaluation by Acquiror of any of its or any of its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Acquiror, or any direct or indirect redemption, purchase or other acquisition by Acquiror of any of its shares of capital stock; (v) any material contract entered into by Acquiror or any of its subsidiaries, other than in the ordinary course of business and as provided to Target, or any material amendment or termination of, or default under, any material contract to which Acquiror or any of its subsidiaries is a party or by which it or any of them is bound; or (vi) any commitment or agreement by Acquiror or any of its subsidiaries to do any of the things described in the

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preceding clauses (i) through (v) (other than negotiations with Target and its representatives regarding the transactions contemplated by this Agreement).

     6.6 ABSENCE OF UNDISCLOSED LIABILITIES. Neither Acquiror nor any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Acquiror's Quarterly Report on Form 10-Q for the period ended March 31, 1996, including the Notes thereto (the "Acquiror Balance Sheet"), (ii) those incurred in the ordinary course of business and not required to be set forth in the Acquiror Balance Sheet under generally accepted accounting principles, (iii) those incurred in the ordinary course of business since the Acquiror Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the execution of this Agreement.

     6.7 LITIGATION. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the best knowledge of Acquiror or any of its subsidiaries, threatened against Acquiror or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or any of its subsidiaries, or, to the knowledge of Acquiror and its subsidiaries, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Acquiror.

     6.8 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no material agreement, judgment, injunction, order or decree binding upon Acquiror or any of its subsidiaries which has or reasonably could be expected to have the effect of prohibiting or materially impairing any current or future business practice of Acquiror or any of its subsidiaries, any acquisition of property by Acquiror or any of its subsidiaries or the conduct of business by Acquiror or any of its subsidiaries as currently conducted or as proposed to be conducted by Acquiror or any of its subsidiaries.

     6.9 GOVERNMENTAL AUTHORIZATION. Acquiror and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity
(i) pursuant to which Acquiror or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Acquiror's or any of its subsidiaries' businesses or the holding of any such interest ((i) and (ii) herein collectively called "Acquiror Authorizations"), and all of such Acquiror Authorizations are in full force and effect, except where the failure to obtain or have any of such Acquiror Authorizations could not reasonably be expected to have a Material Adverse Effect on Acquiror.

     6.10 TITLE TO PROPERTY. Acquiror and its subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Acquiror Balance Sheet or acquired after the Acquiror Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Acquiror Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in such properties, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which is reflected on the Acquiror Balance Sheet. The plants, property and equipment of Acquiror and its subsidiaries that are used in the operations of their business are in good operating condition and repair. All properties used in the operations of Acquiror and its subsidiaries are reflected in the Acquiror Balance Sheet to the extent generally accepted accounting principles require the same to be reflected.

     6.11 ENVIRONMENTAL MATTERS. Except as disclosed in the Acquiror SEC Documents, to the best of Acquiror's knowledge, with respect to the operations of Acquiror and its subsidiaries: (i) no friable asbestos is contained in the facilities of Acquiror or any of its subsidiaries; (ii) all Hazardous Materials have been disposed of in accordance with all Environmental, Health and Safety Laws; (iii) no notices, administra-tive actions or suits are pending or, to the best of Acquiror's knowledge, are threatened relating to a violation of any Environmental, Health or Safety Law which would have a Material Adverse Effect on Acquiror; (iv) neither Acquiror nor any of its subsidiaries is a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or similar state statute, arising out of events occurring prior to the Closing Date which would have a Material Adverse Effect on Acquiror; (v) neither Acquiror nor any of its subsidiaries has disposed of polychlorinated biphenyls
(PCBs) at its facilities or any equipment on its property containing PCBs at levels exceeding 50 parts per million (ppm); and (vi) Acquiror and its subsidiaries have all the permits and licenses required to be issued and are in material compliance with the terms and conditions of those permits.

     6.12 TAXES. Acquiror and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Acquiror or any of its subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by it taking into account extensions of due dates, have paid all Taxes shown thereon to be due and has provided adequate accruals in accordance with generally accepted accounting principles in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax returns. Except as disclosed in the Acquiror SEC Documents, (i) no material claim for Taxes has become a lien against the property of Acquiror or any of its subsidiaries or is being asserted against Acquiror or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Acquiror or any of its subsidiaries is being conducted by a Tax authority, (iii) no Tax authority is now asserting, or to the best knowledge of Acquiror, threatening to assert against Acquiror or any of its subsidiaries any deficiency or claim for additional Taxes, and there are no requests for information from a Tax authority currently outstanding that could affect the Taxes of Acquiror or any of its subsidiaries, and (iv) no extension of the statute of limitations on the assessment of any Taxes has been granted by Acquiror or any of its subsidiaries and is currently in effect.

     6.13 EMPLOYEE MATTERS. Target and each of its subsidiaries are in compliance in all respects with all current applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Acquiror. There are no pending claims against Acquiror or any of its subsidiaries under any workers' compensation plan or policy or for long term disability. Neither Acquiror nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder except for obligations that would not have a Material Adverse Effect on Acquiror. There are no controversies pending or, to the best knowledge of Acquiror and its subsidiaries, threatened, between Acquiror or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect on Acquiror. Neither Acquiror nor any of its subsidiaries is a party to any collective bargaining agreement or any labor union contract nor does Acquiror nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees.

     6.14 INTERESTED PARTY TRANSACTIONS. Except as disclosed in the Acquiror SEC Documents, neither Acquiror nor any of its subsidiaries is indebted to any director, officer, employer or agent of Acquiror or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Acquiror or any of its subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since January 1, 1996.

     6.15 INSURANCE. Acquiror and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Acquiror and its subsidiaries. There is no material claim pending under any of such policies or bond as to which Acquiror has received a denial, or to the best of Acquiror's knowledge, which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Acquiror and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Acquiror has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

     6.16 COMPLIANCE WITH LAWS. Each of Acquiror and its subsidiaries has complied with, is not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as, singly or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on Acquiror.

     6.17 MINUTES BOOKS. The minute books of Acquiror and its subsidiaries made available to Target contain complete and accurate summaries of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Acquiror and the respective subsidiaries through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     6.18 COMPLETE COPIES OF MATERIALS. Acquiror has delivered or made available true and complete copies of each document that has been requested by Target or its counsel in connection with their legal and accounting review of Acquiror and its subsidiaries.

     6.19 POOLING OF INTERESTS. Neither Acquiror nor any of its subsidiaries nor, to the best knowledge of Acquiror, any of their respective directors, officers or stockholders has taken any action which would interfere with Acquiror's ability to account for the Merger as a pooling of interests.

     6.20 BROKERS AND FINDERS' FEES. Except for the fees payable by Acquiror to Salomon Brothers Inc, Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     6.21 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by Acquiror and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Acquiror for inclusion in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement is first mailed, at the time of the Acquiror and Target Stockholders Meetings and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Acquiror and Target Stockholders Meetings which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquiror or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Acquiror or Merger Sub will promptly inform Target. Notwithstanding the foregoing, Acquiror and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Target which is contained in any of the foregoing documents. The Joint Proxy Statement as it relates to Acquiror will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC.

     6.22 BOARD APPROVAL. The Boards of Directors of Acquiror and Merger Sub have unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of their respective stockholders and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Acquiror and Merger Sub approve this Agreement and the Merger.

     6.23 INTERNAL REVENUE CODE SECTION 368(c). Acquiror does not have any plan or intention to (i) reacquire any of its stock issued in the transaction,
(ii) cause Target to issue additional shares of its stock that would cause Acquiror to lose control of Target within the meaning of Section 368(c) of the Code, (iii) liquidate Target or merge Target with or into another corporation,
(iv) sell or otherwise dispose of any of the stock of Target, (v) cause Target to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled (within the meaning of Section 368(c)) of the Code by Target or (vi) cause Target to discontinue its historic business or fail to continue to use a significant portion of its historic business assets in a business.

     6.24 REPRESENTATIONS COMPLETE. None of the representations or warranties made by Acquiror or Merger Sub herein or the Acquiror Disclosure Schedule, or in any certificate furnished by Acquiror or Merger Sub pursuant to this Agreement, or the Acquiror SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE 7

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     7.1 CONDUCT OF BUSINESS OF TARGET AND ACQUIROR. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of Target and Acquiror agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and Taxes when due subject (i) to good faith disputes over such debts or taxes, and
(ii) in the case of Taxes of Target or any of its subsidiaries, to Acquiror's consent to the filing of material Tax Returns if applicable, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, use its best efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees and use its best efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of Target and Acquiror agrees to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could have a Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement, neither Target nor Acquiror shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other:

          (a) CHARTER DOCUMENTS. Cause or permit any amendments to its Certificate of Incorporation or Bylaws or equivalent organizational documents;

          (b) ISSUANCE OF SECURITIES. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor, including the Exchange Rights, outstanding as of the date of this Agreement; provided, however, that Acquiror and Target may, in the ordinary course of business consistent with past practice, grant options for the purchase of Acquiror Common Stock and Target Common Stock under the Acquiror Option Plans and Target Option Plan and issue shares of Acquiror Common Stock under Acquiror's Non-Employee Directors' Stock Compensation Plan;

          (c) DIVIDENDS; CHANGES IN CAPITAL STOCK. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

          (d) STOCK OPTION PLANS, ETC. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its employee stock plans or director stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

          (e) POOLING. Take any action, which would interfere with Acquiror's ability to account for the Merger as a pooling of interests; or

          (f) OTHER. Take, or agree in writing or otherwise to take, any of the actions described in Sections 7.1(a) through (e) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     7.2 CONDUCT OF BUSINESS OF TARGET. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror, which consent shall not be unreasonably withheld:

          (a) MATERIAL CONTRACTS. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts;

          (b) INTELLECTUAL PROPERTY. Transfer to any person or entity any rights to its Intellectual Property;

          (c) EXCLUSIVE RIGHTS. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

          (d) DISPOSITIONS. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

          (e) INDEBTEDNESS. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

          (f) LEASES. Enter into any operating lease providing for payments in excess of an aggregate of $250,000;

          (g) PAYMENT OF OBLIGATIONS. Pay, discharge or satisfy in an amount in excess of $10,000 in any one case or $100,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements and other than the expenses related to this Agreement or any of the transactions contemplated hereby;

          (h) CAPITAL EXPENDITURES. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;

          (i) INSURANCE. Reduce the amount of any insurance coverage provided by existing insurance policies;

          (j) EMPLOYEE BENEFIT PLANS; NEW HIRES; PAY INCREASES. Adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee (other than in the ordinary course of business), pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees;

          (k) SEVERANCE ARRANGEMENTS.  Grant any severance or termination pay
     (i) to any director or officer, or (ii) to any other employee except payments made pursuant to standard written agreements outstanding on the date hereof;

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

          (l) LAWSUITS. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

          (m) ACQUISITIONS. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, other than in the ordinary course of business consistent with past practice;

          (n) TAXES. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (o) NOTICES. Target shall give all notices and other information required to be given to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement;

          (p) REVALUATION. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

          (q) OTHER. Take or agree in writing or otherwise to take, any of the actions described in Sections 7.2(a) through (p) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     7.3 NO SOLICITATION. Target and its subsidiaries and the officers, directors and employees of Target and its subsidiaries will not, and Target will use its best efforts to insure that agents of Target and its subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below), or (ii) subject to the terms of the immediately following sentence, engage in negotiations with, or disclose any non-public information relating to Target or any of its subsidiaries to, or afford access to the properties, books or records of Target or any of its subsidiaries to, any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal; provided, nothing herein shall prohibit Target's Board of Directors from taking and disclosing to Target's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal, or an unsolicited written expression of interest that can reasonably be expected to lead to a Takeover Proposal, shall be received by the Board of Directors of Target, then, to the extent the Board of Directors of Target believes in good faith (after consultation with its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Target's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Target determines in good faith based upon the advice of Battle Fowler LLP that it is necessary for the Board of Directors of Target to comply with its fiduciary duties to stockholders under applicable law, Target and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information and take such other actions as are consistent with the fiduciary obligations of Target's Board of Directors, and such actions shall not be considered a breach of this Section 7.3 or any other provisions of this Agreement, provided that in each such event Target notifies Acquiror of such determination by the Target Board of Directors and provides Acquiror with a true and complete copy of the Superior Proposal received from such third party, if the Superior Proposal is in writing, or a complete written summary thereof, if it is not in writing, and provides Acquiror with all documents containing or referring to non-public information of Target that are supplied to such third party; provided, further, that (A) the Board of Directors of Target has determined, with the advice of Target's investment bankers, that such third party is capable of making a Superior Proposal upon satisfactory completion of such third party's review of the information supplied by Target, (B) the third party has stated that it intends to make a Superior Proposal, (C) Target may not provide any non-public information to any such third party if it has not prior to the date thereof provided such information to Acquiror or Acquiror's representatives, (D) Target notifies Acquiror in advance of any disclosure of non-public information to any such third party, with a description of the information proposed to be disclosed, and (E) Target provides such non-public information pursuant to a non-disclosure agreement at least as restrictive as the Confidentiality Agreement (as defined in Section 8.4); provided, however, that Target shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal unless Target shall have terminated this Agreement pursuant to Section 10.1(e) and paid Acquiror all amounts payable to Acquiror pursuant to Section 10.3(b). Target will promptly notify Acquiror after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for non-public information relating to Target or any of its subsidiaries or for access to the properties, books or records of Target or any of its subsidiaries by any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal and will keep Acquiror fully informed of the status and details of any such Takeover Proposal notice or request and shall provide Acquiror with a true and complete copy of such Takeover Proposal notice or request, if it is in writing, or a complete written summary thereof, if it is not in writing. For purposes of this Agreement, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Target or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, Target or any of its subsidiaries, other than the transactions contemplated by this Agreement.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT. As promptly as practicable after the execution of this Agreement, Target and Acquiror shall prepare and file with the SEC preliminary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Target and Acquiror, and, as promptly as practicable following receipt of SEC comments thereon, Acquiror shall file with the SEC the Registration Statement which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable; provided, however, that Acquiror shall have no obligation to agree to account for the Merger as a "purchase" in order to cause the Registration Statement to become effective. Subject to the provisions of Section 7.3, the Joint Proxy Statement shall include the recommendations of the Boards of Directors of Target and Acquiror in favor of the Merger; provided that Target's recommendation may not be included or may be withdrawn if previously included if Target's Board of Directors believes in good faith that a Superior Proposal has been made and, upon written advice of its outside legal counsel, shall determine that to include such recommendation or not withdraw such recommendations if previously included would constitute a breach of the Board's fiduciary duty under applicable law.

     8.2 MEETINGS OF STOCKHOLDERS. Each of Target and Acquiror shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Target and Acquiror Stockholders Meetings within 45 days of the Registration Statement being declared effective by the SEC. Target shall consult with Acquiror regarding the date of the Target Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Target Stockholders Meeting without the consent of Acquiror, which shall not be unreasonably withheld. Subject to Section 8.1, each of Target and Acquiror shall use its best efforts to solicit from stockholders proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

     8.3  ACCESS TO INFORMATION.

          (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Target's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Target and its subsidiaries as Acquiror may reasonably request. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. Acquiror shall afford Target and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Acquiror's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Acquiror and its subsidiaries as Target may reasonably request. Acquiror agrees to provide to Target and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

          (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

          (c) No information or knowledge obtained in any investigation pursuant to this Section 8.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     8.4 CONFIDENTIALITY. The parties acknowledge that each of Acquiror and Target has previously executed non-disclosure agreements dated May 14, 1996 (collectively, the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     8.5 PUBLIC DISCLOSURE. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with the NASD.

     8.6  CONSENTS; COOPERATION.

          (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use its best efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

          (b) Each of Acquiror and Target shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders and decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Each of Acquiror and Target shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

          (c) Notwithstanding anything to the contrary in Section 8.6(a) or (b),
     (i) neither Acquiror nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Acquiror or of Acquiror combined with the Surviving Corporation after the Effective Time and (ii) neither Target nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Target.

     8.7 POOLING ACCOUNTING. Acquiror and Target shall each use their best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of Acquiror and Target shall use its best efforts to cause its "Affiliates" (as defined in Section 8.8) not to take any action that would adversely affect the ability of Acquiror to account for the business combination to be effected by the Merger as a pooling of interests.

     8.8  AFFILIATE AGREEMENTS.

          (a) Schedule 8.8(a) sets forth those persons who may be deemed "Affiliates" of Target within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145"). Target shall provide Acquiror such information and documents as Acquiror shall reasonably request for purposes of reviewing such list. Target shall use its best efforts to deliver or cause to be delivered to Acquiror, concurrently with the execution of this Agreement (and in each case prior to the Effective Time) from each of the Affiliates of Target, an executed Affiliate Agreement in the form attached hereto as Exhibit A-1. Acquiror and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Acquiror Common Stock to be received by such Affiliates of Target pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Acquiror Common Stock, consistent with the terms of such Affiliates Agreements.

          (b) Schedule 8.8(b) sets forth those persons who may be deemed "Affiliates" of Acquiror within the meaning of Rule 145. Acquiror shall provide Target such information and documents as Target shall reasonably request for purposes of reviewing such list. Acquiror shall use its best efforts to deliver or cause to be delivered to Target, concurrently with the execution of this Agreement (and in each case prior to the Effective
     Time) from each of the Affiliates of Acquiror, an executed Affiliate Agreement in the form attached hereto as Exhibit A-2.

     8.9 IRREVOCABLE PROXY AGREEMENT. Target shall use its best efforts, on behalf of Acquiror and pursuant to the request of Acquiror, to cause each Target stockholder named in Schedule 8.9 to execute and deliver to Acquiror an Irrevocable Proxy Agreement substantially in the form of Exhibit B attached hereto concurrent with the execution of this Agreement.

     8.10 LEGAL REQUIREMENTS. Each of Acquiror, Merger Sub and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     8.11 BLUE SKY LAWS. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger. Target shall use its best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common stock in connection with the Merger.

     8.12  EMPLOYEE BENEFIT PLANS.

          (a) At the Effective Time, the Target Stock Option Plan and each outstanding option to purchase shares of Target Common Stock under the Target Stock Option Plan, whether vested or unvested, will be assumed by Acquiror. Schedule 8.12 hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Target Stock Option Plan, including the number of shares of Target capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share, the term of each such option and any other material terms of each such option (including any reload features and repurchase rights). On the Closing Date, Target shall deliver to Acquiror an updated Schedule
     8.12 hereto current as of such date. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plan, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of shares of Acquiror Common Stock equal to the product of the number of whole shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Acquiror Common Stock, and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Target Stock Option Plan and the documents governing the outstanding options under such Plan, the Merger will not terminate any of the outstanding options under such Plan or accelerate the exercisability or vesting of such options or the shares of Acquiror Common Stock which will be subject to those options upon the Acquiror's assumption of the options in the Merger. It is the intention of the parties that the options so assumed by Acquiror qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within 10 business days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Target Stock Option Plan a document evidencing the foregoing assumption of such option by Acquiror.

          (b) Outstanding purchase rights under the Target ESPP shall be exercised upon the earlier of (i) the next scheduled purchase date under the Target ESPP or (ii) immediately prior to the Effective Time, and each participant in the Target ESPP shall accordingly be issued shares of Target Common Stock at that time which shall be converted into shares of Acquiror Common Stock in the Merger. The Target ESPP shall terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the Target ESPP. Target employees who meet the eligibility requirements for participation in the Acquiror ESPP shall be eligible to begin payroll deductions under that plan as of the start date of the first offering period thereunder beginning at least thirty (30) days after the Effective Time. For purposes of determining eligibility for participation in the Acquiror ESPP, Acquiror shall (i) designate the Surviving Corporation as a participating subsidiary in such plan and (ii) give credit under such plan to employees of Target for all services prior to the Effective Time with Target and its subsidiaries.

          (c) Acquiror will cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms as in effect on the date hereof the employment agreements with Mr. Richard Kash and Mr. Edward R. Rodriguez.

          (d) Acquiror shall make available, after the Effective Time, to employees of Target and its subsidiaries, benefit plans which are, when considered in the aggregate, reasonably comparable to the benefit plans provided to employees of Acquiror and its subsidiaries.

     8.13  LETTER OF ACQUIROR'S AND TARGET'S ACCOUNTANTS.

          (a) Acquiror shall use all reasonable efforts to cause to be delivered to Target a letter of KPMG Peat Marwick LLP, Acquiror's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Target, in form reasonably satisfactory to Target and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

          (b) Target shall use all reasonable efforts to cause to be delivered to Acquiror a letter of Deloitte & Touche LLP, Target's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Acquiror, in form reasonably satisfactory to Acquiror and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     8.14 FORM S-8. Acquiror agrees to file, no later than thirty (30) days after the Closing, a registration statement on Form S-8 covering the shares of Acquiror Common Stock issuable pursuant to outstanding options under the Target Stock Option Plans assumed by Acquiror. Target shall cooperate with and assist Acquiror in the preparation of such registration statement.

     8.15  INDEMNIFICATION.

          (a) After the Effective Time, Acquiror will cause the Surviving Corporation to indemnify and hold harmless the present and former officers, directors, employees and agents of Target and its subsidiaries (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under Target's Certificate of Incorporation and By-laws, in each case in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Acquiror shall cause the Surviving Corporation to pay as incurred such Indemnified Party's reasonable legal and other expenses, including the cost of any investigation and preparation) incurred in connection therewith, subject to any limitation imposed from time to time under applicable law.

          (b) For three years after the Effective Time, Acquiror will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Target's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, Acquiror shall not be obligated to cause the Surviving corporation to pay premiums in excess of 150% of the amount per annum Target paid in its last full fiscal year, which amount has been disclosed to Acquiror and if the Surviving Corporation is unable to obtain the insurance required by this
     Section 8.15, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

          (c) The provisions of this Section 8.15 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     8.16 LISTING OF ADDITIONAL SHARES. Prior to the Effective Time, Acquiror shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 9.1(f).

     8.17 NASDAQ QUOTATION. Target and Acquiror agree to continue the quotation of Target Common Stock and Acquiror Common Stock, respectively, on the Nasdaq National Market during the term of this Agreement so that, to the extent necessary, appraisal rights will not be available to stockholders of Target under Section 262 of the DGCL.

     8.18  POOLING LETTERS.

          (a) Target shall obtain a letter of Deloitte & Touche LLP, Target's independent auditors, addressed to Target and dated a date within two business days before the date of this Agreement to the effect that the Merger qualifies for pooling of interest accounting treatment if consummated in accordance with this Agreement and in a form reasonably satisfactory to Acquiror and customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type.

          (b) Acquiror shall obtain a letter of KPMG Peat Marwick LLP, Acquiror's independent auditors, addressed to Acquiror and dated a date within two business days before the date of this Agreement to the effect that the Merger qualifies for pooling of interest accounting treatment if consummated in accordance with this Agreement and in a form reasonably satisfactory to Target and customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type.

     8.19 DIRECTOR NOMINEE. At the Effective Time, Acquiror shall take such action as is necessary in order to enable one individual designated by Target to be elected to Acquiror's Board of Directors (the "Designee"). Target has selected as the Designee Mr. Gary P. Kennedy. In addition, Acquiror shall take such action as is necessary in order to enable a second individual designated by Target to be elected to Acquiror's Board of Directors if such individual is a non-employee director of Target and is reasonably acceptable to Acquiror.

     8.20 BEST EFFORTS AND FURTHER ASSURANCES. Each of the parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement prior to August 31, 1996. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Target shall continue its good faith discussions with plaintiff's counsel and other activities with a view to the possible pre-trial resolution of that certain pending lawsuit captioned Dorothy Wiesel vs. Gary P. Kennedy, Steve Kam, Joseph K. Wai and Orbit Semiconductors, Inc. and shall take such actions as shall be reasonably requested by Acquiror, provided, however, that nothing herein shall obligate Target, before the Merger, or Acquiror, after the Merger, to settle said lawsuit. Subject only to limitations on disclosing confidential communications between Target's legal counsel and Target and its affiliates in connection with said lawsuit, so as to protect the related attorney-client privilege, from and after the date hereof, Target shall cause its counsel to keep Acquiror and its counsel fully apprised of all developments pertaining to said lawsuit, and shall cause its counsel to afford Acquiror's counsel the opportunity to participate in all meetings and discussions with plaintiff's counsel.

                                   ARTICLE 9

                            CONDITIONS TO THE MERGER

     9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto.

          (a) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by (i) the holders of a majority of the shares of Target Common Stock outstanding as of the record date set for the Target Stockholders Meeting, and (ii) the holders of a majority of the shares of Acquiror Common Stock present in person or by proxy at the Acquiror Stockholders Meeting and entitled to vote on the Agreement and the Merger, provided that at least a majority of the shares of

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

     Acquiror Common Stock that are entitled to vote on the Agreement and the Merger shall be present in person or by proxy at the Acquiror Stockholders Meeting.

          (b) REGISTRATION STATEMENT EFFECTIVE. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement, shall have been initiated or threatened by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

          (c) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger, nor any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing, shall be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

          (d) GOVERNMENTAL APPROVAL. Acquiror, Target and Merger Sub and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under HSR.

          (e) TAX OPINION. Acquiror and Target shall have received substantially identical written opinions of Curtis, Mallet-Prevost, Colt & Mosle and Battle Fowler LLP, respectively, in form and substance reasonably satisfactory to them, and dated on or about the date of and referred to in the Joint Proxy Statement as first mailed to stockholders of Target and Acquiror and to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn. In rendering such opinions, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Acquiror, Merger Sub and Target and certain stockholders of Target.

          (f) LISTING OF ADDITIONAL SHARES. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror shall have been made.

          (g) POOLING LETTERS. Acquiror and Target shall have received letters from KPMG Peat Marwick LLP and Deloitte & Touche LLP, respectively, each dated the date of the Joint Proxy Statement and confirmed in writing at the Effective Time and addressed to Acquiror and Target, respectively, stating that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with this Agreement.

     9.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF TARGET. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by
Target:

          (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. (i) The representations and warranties of Acquiror and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Acquiror and Merger Sub shall have performed and complied in all material respects with all

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     covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b) CERTIFICATE OF ACQUIROR. Target shall have been provided with a certificate executed on behalf of Acquiror by its Chairman and its Chief Financial Officer to the effect that, as of the Effective Time:

             (i) all representations and warranties made by Acquiror and Merger Sub under this Agreement are true and complete in all material respects; and

             (ii) all covenants, obligations and conditions of this Agreement to be performed by Acquiror and Merger Sub on or before such date have been so performed in all material respects.

          (c) LEGAL OPINION. Target shall have received a legal opinion from Curtis, Mallet-Prevost, Colt & Mosle, counsel to Acquiror, in form and substance reasonably satisfactory to Target.

          (d) NO MATERIAL ADVERSE CHANGES. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Acquiror and its subsidiaries, taken as a whole and the fairness opinion of Needham & Company, Inc. shall not have been withdrawn.

          (e) AFFILIATE AGREEMENTS. Target shall have received from each of the Affiliates of Acquiror an executed Affiliate Agreement in substantially the form attached hereto as Exhibit A-2.

          (f) THIRD PARTY CONSENTS. Target shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Acquiror or any of its subsidiaries or otherwise.

          (g) INJUNCTIONS OR RESTRAINTS ON CONDUCT OF BUSINESS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's business following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (h) LETTER OF ACQUIROR'S ACCOUNTANTS. Target shall have received a letter from KPMG Peat Marwick LLP, dated the Closing Date, updating the letter referred to in Section 8.13(a).

          (i) OTHER CERTIFICATES. Target shall have received such other certificates and documents (customary in similar transactions) relating to the satisfaction of the conditions to the obligations of Target as Target or its counsel reasonably request.

     9.3  ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF ACQUIROR AND MERGER
SUB. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

          (a) REPRESENTATIONS, WARRANTIES AND COVENANTS. (i) The representations and warranties of Target in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

          (b) CERTIFICATE OF TARGET. Acquiror shall have been provided with a certificate executed on behalf of Target by its President and Chief Financial Officer to the effect that, as of the Effective Time:

             (i) all representations and warranties made by Target under this Agreement are true and complete in all material respects; and

             (ii) all covenants, obligations and conditions of this Agreement to be performed by Target on or before such date have been so performed in all material respects.

          (c) LEGAL OPINION. Acquiror shall have received a legal opinion from Battle Fowler LLP, legal counsel to Target, in form and substance reasonably satisfactory to Acquiror.

          (d) THIRD PARTY CONSENTS. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Target or any of its subsidiaries or otherwise.

          (e) INJUNCTIONS OR RESTRAINTS ON CONDUCT OF BUSINESS. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's conduct or operation of the business of Target and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (f) NO MATERIAL ADVERSE CHANGES. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Target and its subsidiaries, taken as a whole and the fairness opinion of Salomon Brothers Inc shall not have been withdrawn.

          (g) AFFILIATE AGREEMENTS. Acquiror shall have received from each of the Affiliates of Target, an executed Affiliate Agreement in substantially the form attached hereto as Exhibit A-1.

          (h) FIRPTA CERTIFICATE. Target shall, prior to the Closing Date, provide Acquiror with a properly executed FIRPTA Notification Letter, substantially in the form of Exhibit C attached hereto, which states that shares of capital stock of Target do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying Acquiror's obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Target shall have provided to Acquiror as agent for Target, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of Exhibit C attached hereto along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Merger.

          (i) LETTER OF TARGET'S ACCOUNTANTS. Acquiror shall have received a letter from Deloitte & Touche LLP dated the Closing Date, updating the letter referred to in Section 8.13(b).

          (j) RESIGNATIONS. Acquiror shall have received letters of resignation, effective as of the Effective Time, executed and tendered by each of the then incumbent directors of Target and each of Target's subsidiaries.

          (k) UNITED KINGDOM SUBSIDIARY. The shareholders of Orbit Semi Conductor Ltd., a United Kingdom company, shall have transferred ownership of all of the issued and outstanding shares of Orbit Semi Conductor Ltd. to Target for nominal consideration.

          (l) AGREEMENTS OF OPTION HOLDERS. Acquiror shall have received evidence satisfactory to it that persons holding Target stock options shall have agreed, without cost or other liability to Acquiror, Target or any subsidiary of Target, to the substitution of shares of Acquiror Common Stock for Target Common Stock otherwise issuable upon exercise of such options.

          (m) AGREEMENTS OF HOLDERS OF EXCHANGE RIGHTS. The holders of the Exchange Rights shall have executed and delivered an agreement in favor of Acquiror providing that (i) such holders shall exercise their Exchange Rights prior to the Effective Time, and in lieu of receiving shares of Target Common Stock upon the exercise of the Exchange Rights, the holders shall receive shares of Acquiror Common Stock equal in number to the shares of Target Common Stock which the holder would have received multiplied by the Exchange Ratio, and (ii) any registration rights of such holders with respect to Target Common Stock shall not apply to Acquiror Common Stock; and such holders shall have performed all of their obligations thereunder.

          (n) OTHER CERTIFICATES. Acquiror shall have received such other certificates and documents (customary in similar transactions) relating to the satisfaction of the conditions to the obligations of Acquiror and Merger Sub as Acquiror or its counsel reasonably request, including without limitation, agreements of holders of Target Common Stock whereby such holders waive the applicability of any registration rights in respect of Acquiror Common Stock to be received in the Merger.

                                   ARTICLE 10

                       TERMINATION, AMENDMENT AND WAIVER

     10.1 TERMINATION. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target and Acquiror, this Agreement may be terminated:

          (a) by mutual consent of Acquiror and Target;

          (b) by either Acquiror or Target, if, without fault of the terminating party, the Closing shall not have occurred on or before December 1, 1996 (or such later date as may be agreed upon in writing by the parties hereto);

          (c) by Acquiror, if (i) Target shall breach any of its representations, warranties or obligations hereunder in any material respect (except for such representations, warranties and obligations that are qualified by their terms by a reference to materiality, which representations, warranties and obligations as so qualified shall not be breached in any respect) and such breach shall not have been cured within ten business days of receipt by Target of written notice of such breach,
     (ii) the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Acquiror or shall have resolved to do any of the foregoing, or (iii) for any reason (other than as a result of the failure to satisfy the conditions specified in Sections 9.1(b) or (d)), Target fails to call and hold the Target Stockholders Meeting by September 15, 1996;

          (d) by Target, if (i) Acquiror shall breach any of its representations, warranties or obligations hereunder in any material respect (except for such representations, warranties and obligations that are qualified by their terms by a reference to materiality, which representations, warranties and obligations as so qualified shall not be breached in any respect) and such breach shall not have been cured within ten days following receipt by Acquiror of written notice of such breach, or
     (ii) for any reason (other than as a result of the failure to satisfy the conditions specified in Sections 9.1(b) or (d)), Acquiror fails to call and hold the Acquiror Stockholders Meeting by September 15, 1996;

          (e) by either Acquiror or Target if a Trigger Event (as defined in Section 10.3(b)) or Takeover Proposal shall have occurred and the Board of Directors of Target in connection therewith, after consultation with and advice by its legal counsel, Battle Fowler LLP, withdraws or modifies its approval and recommendation of this Agreement and the transactions contemplated hereby after determining that to cause Target to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of Target; or

          (f) by either Acquiror or Target if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or
     (ii) if any required approval of the stockholders of Target or Acquiror shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof.

     10.2 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub or Target or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section 8.4 (Confidentiality), Section 10.3 (Expenses and Termination Fees) and this Section 10.2 shall remain in full force and effect and survive any termination of this Agreement.

     10.3  EXPENSES AND TERMINATION FEES.

          (a) Subject to subsections (b), (c) and (d) of this Section 10.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense; provided, however, that Acquiror and Target shall share equally all fees and expenses, other than attorneys' and accountants' fees, incurred in relation to the printing and filing of the Joint Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

          (b) In the event that (i) either Acquiror or Target shall terminate this Agreement pursuant to Section 10.1(e), (ii) either Acquiror or Target shall terminate this Agreement pursuant to Section 10.1(f)(ii) following a failure of the stockholders of Target to approve this Agreement and, prior to the time of the meeting of Target's stockholders, there shall have been
     (A) a Trigger Event with respect to Target or (B) a Takeover Proposal with respect to Target which at the time of the meeting of Target's stockholders shall not have been (x) rejected by Target and (y) withdrawn by the third party, or (iii) Acquiror shall terminate this Agreement pursuant to Section 10.1(c), due in whole or in part to any failure by Target to use its best efforts to perform and comply with all agreements and conditions required by this Agreement to be performed or complied with by Target prior to or on the Closing Date or any failure by Target's affiliates to take any actions required to be taken hereby, and prior thereto there shall have been (A) a Trigger Event with respect to Target or (B) a Takeover Proposal with respect to Target which shall not have been (x) rejected by Target and (y) withdrawn by the third party, then Target shall reimburse Acquiror for all of the out-of-pocket costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including without limitation, the fees and expenses of its advisors, accountants and legal counsel), and, in addition, Target shall promptly pay to Acquiror the sum of $5,000,000; provided, however, that with respect to Section 10.3(b)(ii)(A) and Section 10.3(b)(iii)(A), a Trigger Event shall not be deemed to include the acquisition by any person of securities representing 10% or more of Target if such person has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Target, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation not in connection with such person (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Target, (ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Target (including, without limitation, any such solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any person or entity with respect to the voting of any voting securities of Target, (iii) forming, joining or in any way participating in any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Target or (iv) otherwise acting, alone or in concert with others, to seek control of Target or to seek to control or influence the management or policies of Target. As used herein, a "Trigger Event" shall occur if any person or entity acquires securities representing 10% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliates would beneficially own securities representing 25% or more of the voting power of Target.

          (c) In the event that (i) Acquiror shall terminate this Agreement pursuant to Section 10.1(c) (other than as provided in Section 10.3(b)) or
     (ii) Acquiror shall terminate this Agreement pursuant to Section 10.1(f)(ii) upon the failure of Target to obtain any required approval of the stockholders of Target, Target shall promptly reimburse Acquiror for all of the out-of-pocket costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

          (d) In the event that Target shall terminate this Agreement pursuant to Section 10.1(d) or (ii) Target shall terminate this Agreement pursuant to Section 10.1(f)(ii) upon the failure of Acquiror to obtain any required approval of the stockholders of Acquiror, Acquiror shall promptly reimburse Target for all of the out-of-pocket costs and expenses incurred by Target in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

     10.4 AMENDMENT. The respective Boards of Directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Target or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Target Common Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of Target Common Stock or Merger Sub Common Stock.

     10.5 EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 11

                               GENERAL PROVISIONS

     11.1 NON-SURVIVAL AT EFFECTIVE TIME. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Articles I-IV, Section 6.23 (Internal Revenue Code Section 368(c)), Section 8.1 (Proxy Statement/Prospectus; Registration Statement), Sections 8.4 (Confidentiality), 8.7 (Pooling Accounting), 8.8 (Affiliates), 8.12 (Employee Benefit Plans), 8.14 (Form S-8),
8.15 (Indemnification), and 8.20 (Best Efforts and Further Assurances), Sections
10.3 (Expenses and Termination Fees) and 10.4 (Amendment), and this Article 11 shall survive the Effective Time.

     11.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        (a) if to Acquiror or Merger Sub, to:
            The DII Group, Inc.
            6273 Monarch Park Place
            Niwot, CO 80503
            Attention: Mr. Carl R. Vertuca, Jr.
            Facsimile No.: (303) 652-0416
            with a copy to:

            Curtis, Mallet-Prevost, Colt & Mosle
            101 Park Avenue
            New York, NY 10178-0061
            Attention: Jeffrey N. Ostrager
            Facsimile No.: (212) 697-1559

            (b) if to Target, to:

            Orbit Semiconductor, Inc.
            169 Java Drive
            Sunnyvale, California 94089
            Attention: President
            Facsimile No.: (408) 734-3361

            with a copy to:

            Battle Fowler LLP
            75 East 55th Street
            New York, NY 10022
            Attention: Gerald A. Eppner
            Facsimile No.: (212) 856-7811

     11.3 INTERPRETATION. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 9, 1996. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     11.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     11.5 ENTIRE AGREEMENT; NONASSIGNABILITY; PARTIES IN INTEREST. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b)are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 4.1(a)-(c) and (f), 4.2-4.4, 8.12, 8.15; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     11.6 SEVERABILITY. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     11.7 REMEDIES CUMULATIVE; NO WAIVER. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

     11.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to the principles of conflicts of law thereof).

     11.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                            THE DII GROUP, INC.

                                            By: /s/  RONALD R. BUDACZ
                                              ----------------------------------
                                              Name: Ronald R. Budacz
                                              Title: Chairman and Chief
                                                Executive Officer

                                            DII MERGER CORP.

                                            By: /s/  RONALD R. BUDACZ
                                              ----------------------------------
                                              Name: Ronald R. Budacz
                                              Title: Chairman and Chief
                                                Executive Officer

                                            ORBIT SEMICONDUCTOR, INC.

                                            By: /s/  GARY P. KENNEDY
                                              ----------------------------------
                                              Name: Gary P. Kennedy
                                              Title: President

                                                                     EXHIBIT A-1

                              AFFILIATE AGREEMENT

     AGREEMENT (hereinafter referred to as the "Agreement") entered into as of June 9, 1996, between The DII Group, Inc., a Delaware corporation (hereinafter referred to as "Acquiror"), and the stockholder (the "Stockholder") of Orbit Semiconductor, Inc., a Delaware corporation (hereinafter referred to as "Target").

                                  WITNESSETH:

     WHEREAS, Acquiror, Target and DII Merger Corp., a Delaware corporation (hereinafter referred to as "Merger Sub"), propose to enter, or have entered into an Agreement and Plan of Merger expected to be dated, or dated June 9, 1996 (hereinafter referred to as the "Merger Agreement"), pursuant to which Merger Sub, which is wholly-owned by Acquiror, will be merged into Target (the "Merger"), and Target will become a wholly-owned subsidiary of Acquiror;

     WHEREAS, upon the consummation of the Merger and in connection therewith, the Stockholder will become the owner of shares of Common Stock of Acquiror (hereinafter referred to as the "Acquiror Shares"); and

     WHEREAS, it is intended that the transactions contemplated by the Merger Agreement will be treated as a "pooling of interests" in accordance with generally accepted accounting principles and the applicable General Rules and Regulations published by the Securities and Exchange Commission (the "Commission").

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants set forth in the Merger Agreement, and hereinafter in this Agreement, it is hereby agreed as follows:

     1. The Stockholder hereby agrees that:

          (a) The Stockholder may be deemed to be (but does not hereby admit to be) an "affiliate" of Target within the meaning of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and Accounting Series Release No. 130, as amended, of the Commission.

          (b) The Stockholder will not sell or otherwise reduce the Stockholder's risk (including, without limitation, by any sale, exchange, transfer, pledge, disposition of or grant of any option, the establishment of any "short" or put-equivalent position with respect to or the entry into of any similar transaction) relative to the Acquiror Shares or any part thereof, or any securities of the Target held by the Stockholder on the date of this Agreement or hereafter acquired by the Stockholder, in any manner whatsoever until such time after the Effective Time, as defined in the Merger Agreement, of the Merger as financial results covering at least thirty (30) days of the post-Effective Time combined operations of Acquiror and Target have been, within the meaning of said Accounting Series Release No. 130, as amended, filed by Acquiror with the Commission or published by Acquiror in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q, a Current Report on Form 8-K, a quarterly earnings report, a press release or other public issuance which includes combined sales and income of Target and Acquiror. Acquiror agrees to make such filing or publication as soon as practicable.

          (c) Subject in any event to paragraph (b) of this Section 1, the Stockholder agrees not to offer, sell, pledge, transfer or otherwise dispose of any of the Acquiror Shares unless at that time either:

             (i) such transaction shall be permitted pursuant to the provisions of Rule 145(d) under the Securities Act;

             (ii) counsel representing the Stockholder, satisfactory to Acquiror, shall have advised Acquiror, in a written opinion letter satisfactory to Acquiror and Acquiror's counsel and upon which Acquiror and its counsel may rely, that no registration under the Securities Act would be required in connection with the proposed sale, transfer or other disposition;

             (iii) a registration statement under the Securities Act covering the Acquiror Shares proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current prospectus under the Securities Act, shall be effective under the Securities Act; or

             (iv) an authorized representative of the Commission shall have rendered written advice to the Stockholder (sought by the Stockholder or counsel to the Stockholder, with a copy thereof and of all other related communications delivered to Acquiror) to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take action, with respect to the proposed sale, transfer or other disposition if consummated.

          (d) (1) Until the financial results described in paragraph (b) of this
     Section 1 have been filed or published as described therein, and until a public sale of the Acquiror Shares represented by such certificate has been made in compliance with one of the alternative conditions set forth in the subparagraphs of paragraph (c) of this Section 1, all certificates representing the Acquiror Shares deliverable to the Stockholder pursuant to the Merger Agreement and in connection with the Merger and any certificates subsequently issued with respect thereto or in substitution therefor shall bear a legend substantially as follows:

             "The shares represented by this certificate may not be offered, sold, pledged, transferred or otherwise disposed of except in accordance with the requirements of the Securities Act of 1933, as amended, and the other conditions specified in the Affiliate Agreement dated as of June 9, 1996, between The DII Group, Inc. and the registered holder, a copy of which Affiliate Agreement may be inspected by the holder of this certificate at the offices of The DII Group, Inc., or The DII Group, Inc. will furnish a copy thereof to the holder of this certificate upon written request and without charge."

     Acquiror, at its discretion, may cause stop transfer orders to be placed with its transfer agent(s) with respect to the certificates for the Acquiror Shares but not as to the certificates for any part of the Acquiror Shares as to which said legend is no longer appropriate as hereinabove provided.

          (2) Notwithstanding paragraph (d)(1) of this Section 1, at any time after the financial results described in paragraph (b) of this Section 1 have been filed or published as described therein, any or all certificates representing the Acquiror Shares shall, at the written request of the Stockholder and upon surrender of such certificates to the transfer agent for Acquiror Common Stock, be replaced by stock certificates representing the Acquiror Shares bearing only the following legend:

             "The shares represented by this certificate may not be offered, sold, pledged, transferred or otherwise disposed of except in compliance with paragraph (d) of Rule 145 promulgated by the Securities and Exchange Commission."

     The reference in the foregoing legend to Rule 145 shall not preclude, however, the alternative of a transaction in compliance with subparagraphs
     (ii), (iii) or (iv) of paragraph (c) of this Section 1.

          (e) The Stockholder will observe and comply with the Securities Act and the General Rules and Regulations thereunder, as now in effect and as from time to time amended and including those hereafter enacted or promulgated, in connection with any offer, sale, pledge or transfer or other disposition of the Acquiror Shares or any part thereof.

          2. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.

          3. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or (except where receipt thereof is specifically required for purposes of this Agreement) mailed by registered or certified mail, postage prepaid, as follows:

          If to the Stockholder, at the address set forth below the Stockholder's signature at the end hereof.

           If to Acquiror:

           To:
                    The DII Group, Inc.
                    6273 Monarch Park Place
                    Niwot, Colorado 80503
                    Attention: Mr. Carl R. Vertuca, Jr.

     or to such other address as any party hereto may designate for itself by notice as herein provided.

          4. For the convenience of the parties hereto this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

          5. This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

          6. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware.

          7. If a court of competent jurisdiction determines that any portion of this Agreement is unenforceable or enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                            Stockholder:

                                            ------------------------------------

                                            Address
                                                    ----------------------------

Accepted and agreed to as of                        ----------------------------
June 9, 1996

                                            The DII Group, Inc.

                                            By:
                                               --------------------------------

                                            Title:
                                                    ---------------------------

                                                                     EXHIBIT A-2

                              AFFILIATE AGREEMENT

     AGREEMENT (hereinafter referred to as the "Agreement") entered into as of June 9, 1996, between The DII Group, Inc., a Delaware corporation (hereinafter referred to as "Acquiror"), and the stockholder (the "Stockholder") of Acquiror.

                                  WITNESSETH:

     WHEREAS, Acquiror, Orbit Semiconductor, Inc., a Delaware corporation (hereinafter referred to as "Target") and DII Merger Corp., a Delaware corporation (hereinafter referred to as "Merger Sub"), propose to enter, or have entered into an Agreement and Plan of Merger expected to be dated, or dated June 9, 1996 (hereinafter referred to as the "Merger Agreement"), pursuant to which Merger Sub, which is wholly-owned by Acquiror, will be merged into Target (the "Merger"), and Target will become a wholly-owned subsidiary of Acquiror;

     WHEREAS, the Stockholder is the owner of shares of Common Stock of Acquiror (hereinafter referred to as the "Acquiror Shares"); and

     WHEREAS, it is intended that the transactions contemplated by the Merger Agreement will be treated as a "pooling of interests" in accordance with generally accepted accounting principles and the applicable General Rules and Regulations published by the Securities and Exchange Commission (the "Commission").

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants set forth in the Merger Agreement, and hereinafter in this Agreement, it is hereby agreed as follows:

     1. The Stockholder hereby agrees that:

          (a) The Stockholder may be deemed to be (but does not hereby admit to be) an "affiliate" of Acquiror within the meaning of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and Accounting Series Release No. 130, as amended, of the Commission.

          (b) The Stockholder will not sell or otherwise reduce the Stockholder's risk (including, without limitation, by any sale, exchange, transfer, pledge, disposition of or grant of any option, the establishment of any "short" or put-equivalent position with respect to or the entry into of any similar transaction) relative to the Acquiror Shares or any part thereof, or any securities of the Target held by the Stockholder on the date of this Agreement or hereafter acquired by the Stockholder, in any manner whatsoever until such time after the Effective Time, as defined in the Merger Agreement, of the Merger as financial results covering at least thirty (30) days of the post-Effective Time combined operations of Acquiror and Target have been, within the meaning of said Accounting Series Release No. 130, as amended, filed by Acquiror with the Commission or published by Acquiror in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q, a Current Report on Form 8-K, a quarterly earnings report, a press release or other public issuance which includes combined sales and income of Target and Acquiror. Acquiror agrees to make such filing or publication as soon as practicable.

          (c) The Stockholder will observe and comply with the Securities Act and the General Rules and Regulations thereunder, as now in effect and as from time to time amended and including those hereafter enacted or promulgated, in connection with any offer, sale, pledge or transfer or other disposition of the Acquiror Shares or any part thereof.

     2. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.

     3. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or (except where receipt thereof is specifically required for purposes of this Agreement) mailed by registered or certified mail, postage prepaid, as follows:

     If to the Stockholder, at the address set forth below the Stockholder's signature at the end hereof.

     If to Acquiror:

        To:

           The DII Group, Inc.
           6273 Monarch Park Place
           Niwot, Colorado 80503
           Attention: Mr. Carl R. Vertuca, Jr.

or to such other address as any party hereto may designate for itself by notice as herein provided.

     4. For the convenience of the parties hereto this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     5. This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

     6. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware.

     7. If a court of competent jurisdiction determines that any portion of this Agreement is unenforceable or enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                            Stockholder:

                                            ------------------------------------

                                            Address
                                            ------------------------------------

                                            ------------------------------------

Accepted and agreed to as of
June 9, 1996

                                            The DII Group, Inc.

                                            By:
                                            ------------------------------------

                                            Title:
                                            ------------------------------------

                                                                       EXHIBIT B

                          IRREVOCABLE PROXY AGREEMENT

     IRREVOCABLE PROXY AGREEMENT, dated as of June 9, 1996 (this "Proxy Agreement"), among The DII Group, Inc., a corporation organized under the laws of the State of Delaware ("Acquiror"), and the parties listed on the signature pages hereto (each such party, a "Stockholder" and collectively, the "Stockholders").

     WHEREAS, concurrently with the execution and delivery of this Proxy Agreement, Acquiror, DII Merger Corp., a corporation organized under the laws of the State of Delaware and a direct, wholly-owned subsidiary of Acquiror ("Merger Sub"), and Orbit Semiconductor, Inc., a corporation organized under the laws of the State of Delaware ("Target"), are entering into the Agreement and Plan of Merger, dated June 9, 1996 (the "Merger Agreement"), providing, among other things, for the merger of Merger Sub with and into Target (the "Merger"), as a result of which the outstanding shares of common stock, par value $.001 per share, of Target ("Target Common Stock"), will be converted into .45 shares of common stock, par value $.01 per share, of Acquiror, together with the preferred stock purchase rights attached to such shares ("Acquiror Common Stock");

     WHEREAS, each Stockholder owns beneficially and/or possesses the right to vote the number of shares of Target Common Stock set forth opposite such Stockholder's name below (with respect to each Stockholder, the "Stockholder's Shares"); and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Acquiror has requested that each of the Stockholders agree, and each of the Stockholders, severally and not jointly, has agreed, among other things, to grant Acquiror an irrevocable proxy with respect to such Stockholder's Shares, upon the terms and subject to the conditions hereof;

     NOW, THEREFORE, to induce Acquiror to enter into the Merger Agreement and in consideration of the aforesaid and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. As used in this Proxy Agreement, the following terms shall have the meanings indicated below:

          "AFFILIATE" shall have the meaning ascribed thereto by Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

          "GOVERNMENTAL BODY" means any government or political subdivision thereof, whether federal, state or local, domestic or foreign, or any agency or instrumentality of any such government or political subdivision, or any court, tribunal or arbitrator.

          "LIEN" means any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, encumbrance or other restriction or limitation.

          "PERSON" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

          "REQUIREMENTS OF LAW" means with respect to any Stockholder (i) the charter or by-laws or other organizational or governing documents of such Stockholder (if such Stockholder is not an individual), (ii) any trust agreement to which such Stockholder is a party or by which such Stockholder is bound/of which such Stockholder is a sole trustee or a co-trustee or
     (iii) any statute, law (including common law), treaty, rule, regulation or ordinance or permit or any judgment, decree, injunction, order or legally binding determination of any Governmental Body applicable to any of the Stockholders as of the date hereof.

          "TERMINATION DATE" means December 1, 1996.

     2. Each of the Stockholders hereby, severally and not jointly, irrevocably appoints Messrs. Ronald R. Budacz and Carl R. Vertuca, Jr., and each of them, or any other designees of Acquiror, attorneys-in-fact and proxies of such Stockholder, each with full power of substitution, from and after the date hereof, to vote, or cause to be voted, in such manner as each such attorney and proxy or the substitute for any attorney and proxy shall in his sole discretion deem proper, and otherwise act (including pursuant to written consent) with respect to all of such Stockholder's Shares from and after the date hereof (including, without limitation, to vote (i) in favor of the Merger Agreement, as amended from time to time, and the Merger or any of the transactions contemplated by the Merger Agreement at any stockholders meetings of Target to be held to consider the Merger Agreement (whether annual or special and whether or not an adjourned meeting), (ii) against any other proposal for any recapitalization, merger, sale of assets or other business combination between Target and any Person or entity other than Acquiror or an Affiliate thereof or which would result in any of the conditions to Acquiror's obligations under the Merger Agreement not being fulfilled, and (iii) as otherwise necessary or appropriate to enable Acquiror or an Affiliate thereof to consummate the transactions contemplated by the Merger Agreement, which such Stockholder is entitled to vote at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of Target, or consent in lieu of any such meeting or otherwise. This power of attorney and proxy is coupled with an interest in Target and in the Stockholders' Shares and is irrevocable and is granted in consideration of Acquiror entering into the Merger Agreement. This proxy revokes all prior powers of attorney and proxies appointed by any Stockholder with respect to such Stockholder's Shares and no subsequent powers of attorney or proxies may be given (and if given will not be effective) with respect thereto by such Stockholder. This paragraph 2 shall terminate and be of no further force and effect upon the termination of the Merger Agreement in accordance with its terms.

     3. To the extent necessary or desirable by Acquiror, each Stockholder will provide to Acquiror, promptly upon Acquiror's request therefor, all instruments, certificates and other documents to further Acquiror's ability to exercise the full voting rights of a record and beneficial holder, including acting by written consent, of such Stockholder's Shares, granted in Paragraph 2. If any of the Stockholders receives proxy cards in respect of voting such Stockholder's Shares, such Stockholder will promptly forward such proxy cards to Acquiror.

     4. In the event that Acquiror is unable to exercise the power and authority granted in paragraph 2 for any reason, each Stockholder, severally and not jointly, agrees to vote such Stockholder's Shares (i) in favor of the Merger Agreement, as amended from time to time, and the Merger or any of the transactions contemplated by the Merger Agreement at any stockholders meetings of Target to be held to consider the Merger Agreement (whether annual or special and whether or not an adjourned meeting), (ii) against any other proposal for any recapitalization, merger, sale of assets or other business combination between Target and any Person or entity other than Acquiror or an Affiliate thereof or which would result in any of the conditions to Acquiror's obligations under the Merger Agreement not being fulfilled, and (iii) as otherwise necessary or appropriate to enable Acquiror or an Affiliate thereof to consummate the transactions contemplated by the Merger Agreement. The provisions of this paragraph 4 shall terminate and be of no further force and effect upon the termination of the Merger Agreement in accordance with its terms.

     5. Each of the Stockholders, severally and not jointly, agrees that so long as this Proxy Agreement remains in effect such Stockholder will not sell or transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of or encumber such Stockholder's Shares.

     6. Each of the Stockholders, severally and not jointly, represents and warrants to Acquiror as follows:

          a. The Stockholder has the requisite power and authority (corporate or otherwise) to execute and deliver this Proxy Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Proxy Agreement by the Stockholder have been duly authorized by all requisite action (corporate or otherwise) and no other proceedings (corporate or other) on the part of such Stockholder are necessary to authorize this Proxy Agreement or to consummate the transactions contemplated hereby. This Proxy Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditor's rights generally and subject to general principles of equity (regardless of whether enforcement is sought at law or in equity).

          b. The execution and delivery of this Proxy Agreement by the Stockholder, and the consummation of the transactions contemplated hereby will not (i) violate or conflict with any provision of or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which such Stockholder or such Stockholder's Shares, as the case may be, is subject or by which the Stockholder is bound, or (ii) violate or conflict with any Requirements of Law.

          c. The Stockholder owns beneficially and/or possesses the right to vote, and has the absolute power and authority to convey, free and clear of any and all Liens, its Stockholder's Shares as set forth opposite such Stockholder's name below. Except as set forth below, the Stockholder does not own beneficially any shares of Target Common Stock nor has any outstanding subscription, option, call, contract, right or warrant, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating Target to issue, sell or deliver additional shares of Target Common Stock (other than employee stock options). Except as provided in this Proxy Agreement, the Stockholder has not granted any proxy with respect to such Stockholder's Shares or deposited such shares into a voting trust.

     7. The respective representations and warranties of each of the Stockholders set forth in this Proxy Agreement shall expire and be terminated and extinguished on the Termination Date; provided, however, the representations and warranties set forth in Paragraph 6(c) shall survive indefinitely. None of the Stockholders or any officer, director or principal of any of them shall be under any liability whatsoever with respect to any representation or warranty upon the expiration thereof. This Paragraph 7 shall have no effect upon any other obligation of the Stockholders, whether to be performed before or after the consummation of the transactions contemplated hereby.

     8. Each Stockholder, severally and not jointly, agrees that so long as this Proxy Agreement remains in effect, such Stockholder will not initiate or solicit, directly or indirectly, any proposal or offer (an "Acquisition Proposal") to acquire all or any substantial part of the business and properties or capital stock of Target and its subsidiaries, taken as a whole, whether by merger, purchase of assets, tender offer or otherwise (an "Acquisition"), or initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal, or except as required by such Stockholder's capacity as a director of Target by fiduciary obligations under applicable law as advised by independent legal counsel, engage in any negotiations concerning, provide any information or data to, or have any discussions with any person relating to an Acquisition.

     9. Each Stockholder, severally and not jointly, agrees that so long as this Proxy Agreement remains in effect, such Stockholder will not vote in favor of any proposal for any Acquisition (other than the Merger) or any reorganization, recapitalization or liquidation of Target.

     10. This Proxy Agreement shall terminate on the Termination Date.

     11. The irrevocable proxy and other rights granted in favor of Acquiror contained in this Proxy Agreement with respect to each Stockholder are granted in consideration of, among other things, the execution and delivery of the Merger Agreement by Acquiror. Each Stockholder agrees, severally and not jointly, that such proxy is coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of any of the Stockholders, by lack of appropriate power or authority or by the occurrence of any other event or events.

     12. The parties agree that irreparable damage would occur in the event that any of the provisions of this Proxy Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Proxy Agreement and to enforce specifically the terms and provisions of this Proxy Agreement in any court of the United States located in the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit himself or itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Proxy Agreement or any of the transactions contemplated by this Proxy Agreement, (b) agrees that he or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that he or it will not bring any action relating to this Proxy Agreement or any of the transactions contemplated by this Proxy Agreement in any court other than a Federal or state court sitting in the State of Delaware.

     13. The invalidity or unenforceability of any provision of this Proxy Agreement shall not affect the validity or enforceability of any other provisions of this Proxy Agreement, which shall remain in full force and effect.

     14. This Proxy Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to the principles of conflicts of law thereof). This Proxy Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     IN WITNESS WHEREOF, Acquiror and each of the undersigned Stockholders have caused this Proxy Agreement to be duly executed as of the date first above written.

                                            THE DII GROUP, INC.

                                            By: /s/  RONALD R. BUDACZ
                                              ----------------------------------
                                              Name: Ronald R. Budacz
                                                Title: Chairman and Chief
                                                Executive Officer


               Number of
         Stockholder's Shares:
                753,126                          /s/  GARY P. KENNEDY
- ---------------------------------------          ---------------------------------------------
                                                 Gary P. Kennedy

                831,500                          /s/  JOSEPH K. WAI
- ---------------------------------------          ---------------------------------------------
                                                 Joseph K. Wai

                831,501                          /s/  STEVE KAM
- ---------------------------------------          ---------------------------------------------
                                                 Steve Kam

                658,277                          /s/  RICHARD B. KASH
- ---------------------------------------          ---------------------------------------------
                                                 Richard B. Kash

                                                                       EXHIBIT C

                              [TARGET LETTERHEAD]

                   NOTICE TO IRS REGARDING REQUEST OF FOREIGN
                  SHAREHOLDER OF DOMESTIC CORPORATION FOR U.S.
                REAL PROPERTY INTEREST STATUS OF STOCK INTEREST

                                     [Date]

Assistant Commissioner (International)
Director, Office of Compliance
OP:I:C:E:666
950 L'Enfant Plaza South, SW
COMSAT Building
Washington, D.C. 20024

                    NOTICE OF STATEMENT GIVEN TO SHAREHOLDER

     1. This Statement is being provided to the Internal Revenue Service pursuant to requirements of Treas. Reg. sec. 1.897-2(h)(2).

     2. The following information concerns the domestic corporation submitting this Notice:

        Name:  [Target]

        Address:  [Address for Target]

        Taxpayer Identification Number:  [TIN# for Target]

     3. The following information concerns the foreign shareholders that requested the Statement attached hereto as Exhibit A:

           [provide for each potentially foreign Target shareholder]

        Name:  [Name]

        Address:  [Address]

        Taxpayer Identification Number:  [TIN#]

     4. The stock reviewed is not a U.S. real property interest.

A copy of the statement mailed to [DII] is attached as Exhibit A.

     The undersigned responsible corporate officer of Target verifies under penalties of perjury that this notice, and all attachments, are correct to his knowledge and belief, and that he has authority to sign this notice on behalf of Target.

                                            [Target]

                                            By:
                                            ------------------------------------

                                            Title:
                                            ------------------------------------

                                            Date:
                                            ------------------------------------

                              [TARGET LETTERHEAD]

                                     [Date]

RECIPIENT
[ADDRESS]

Dear Sirs:

     Please be advised that pursuant to your request, as of [Date], no stock interest in [Name of domestic corporation submitting this notice] ("Target") was a U.S. real property interest for purposes of Section 897 of the Internal Revenue Code.

     The undersigned responsible officer of Reporter hereby certifies under penalties of perjury that this statement is correct to his knowledge and belief, and that he has the authority to sign this statement on behalf of Target.

                                            [Target]

                                            By:
                                            ------------------------------------

                                            Title:
                                            ------------------------------------

                                            Date:
                                            ------------------------------------

                                                                         ANNEX B

                        [SALOMON BROTHERS LETTERHEAD]


June 9, 1996

Board of Directors
The DII Group, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503

Dear Sirs:

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to The DII Group, Inc. (the "Company") of the consideration to be paid by the Company in connection with the proposed merger (the "Merger") of DII Merger Corp., a wholly owned subsidiary of the Company ("Merger Sub"), with and into Orbit Semiconductor, Inc. ("Orbit") pursuant to the Agreement and Plan of Merger dated as of June 9, 1996 (the "Merger Agreement"), among Orbit, the Merger Sub and the Company. In the Merger, each share of common stock, par value $.001 per share ("Orbit Common Stock"), of Orbit issued and outstanding immediately prior to the effective time of the Merger (subject to certain exceptions) will be canceled and extinguished and be converted into the right to receive 0.45 shares (the "Exchange Ratio") of common stock, $.01 per share (together with the associated junior participating preferred stock purchase rights, "Company Common Stock"), of the Company. We understand that the Merger is intended to be accounted for as a pooling of interests in accordance with generally accepted accounting principles as described in Accounting Principles Board Opinion Number 16.

     In arriving at our opinion, we have reviewed the Merger Agreement and its related exhibits. We have also reviewed certain publicly available business and financial information relating to the Company and Orbit, as well as certain other information, including financial projections, provided to us by the Company and Orbit. We have discussed the past and current operations and financial condition and prospects of the Company and Orbit with members of senior management of the Company and Orbit, respectively. We have also considered such other information, analyses, investigations and financial, economic, market and trading criteria which we deemed relevant.

     In arriving at our opinion, we have assumed and relied on the accuracy and completeness of the information reviewed by us for the purpose of this opinion, and we have not assumed any responsibility for independent verification of such information or for any independent evaluation or appraisal of the assets of the Company or Orbit. With respect to the Company's and Orbit's financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's or Orbit's, as the case may be, management as to the future financial performance of the Company or Orbit, as the case may be, and we express no opinion with respect to such forecasts or the assumptions on which they are based. Our opinion is necessarily based upon business, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter and does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any holder of Company Common Stock as to how such holder should vote with respect to the Merger. Our opinion as expressed below does not imply any conclusion as to the likely trading range for the Company Common Stock following the consummation of the Merger, which may vary depending on, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

     We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a portion of which has been paid and a portion of which is payable after the initial submission of this opinion. We have from time to time provided investment banking and financial advisory services to the Company, for which we have received customary fees. In the ordinary course of our business, we actively trade the debt and equity securities of the Company and the equity securities of Orbit for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

                                          Very truly yours,

                                          /s/  SALOMON BROTHERS INC
                                          --------------------------------------
                                          Salomon Brothers Inc

                                                                         ANNEX C

                             [NEEDHAM LETTERHEAD]


                                  June 7, 1996

Board of Directors
Orbit Semiconductor, Inc.
169 Java Drive
Sunnyvale, California 94089

Gentlemen:

     We understand that Orbit Semiconductor, Inc. ("Orbit"), The DII Group, Inc. ("DII Group") and DII Merger Corp., a wholly-owned subsidiary of DII Group ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") whereby Merger Sub will be merged with and into Orbit and Orbit will become a wholly-owned subsidiary of the DII Group (the "Merger"). The terms of the Merger will be set forth more fully in the Merger Agreement.

     Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of common stock, par value $.001 per share, of Orbit will be converted into the right to receive 45/100ths (0.45) of a share (the "Exchange Ratio") of common stock, par value $.01 per share, of the DII Group (the "DII Common Stock").

     You have asked us to advise you as to the fairness, from a financial point of view, of the proposed Exchange Ratio to the stockholders of Orbit. Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations. We have acted as financial advisor to Orbit in connection with the Merger and will receive a fee for our services that is contingent on the consummation of the Merger. In addition, Orbit has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

     For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated June 5, 1996; (ii) reviewed certain other documents relating to the Merger; (iii) reviewed certain publicly available information concerning the DII Group and Orbit and certain other relevant financial and operating data of the DII Group and Orbit made available from the internal records of the DII Group and Orbit; (iv) reviewed the historical stock prices and trading volumes of the DII Group's and Orbit's common stock; (v) visited the Orbit facility in Sunnyvale, California; (vi) held discussions with members of senior management of the DII Group and Orbit concerning their current and future business prospects; (vii) reviewed certain financial forecasts and projections prepared by the respective managements of the DII Group and Orbit;
(viii) compared certain publicly available financial data of companies whose securities are publicly traded, which we deemed generally comparable to the business of Orbit, to similar data for Orbit; (ix) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and
(x) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In connection with our review and arriving at our opinion, we have not assumed any responsibility to independently verify any of the foregoing information, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. In addition, we have assumed, with your consent, that (i) the Merger will be accounted for under the pooling-of-interests method of accounting, (ii) the Merger will constitute a tax-free reorganization, and (iii) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated June 5, 1996 and (iv) any material liabilities (contingent or otherwise, known or unknown) of the DII Group and Orbit are as set forth in the consolidated financial statements of the DII Group and Orbit, respectively. With respect to the DII Group's and Orbit's financial forecasts provided to us by their respective managements, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of the DII Group and Orbit. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the DII Group or Orbit. Further, our opinion is based on economic, monetary and market conditions existing as of the date hereof, and in rendering this opinion, we have relied without independent verification on the accuracy, completeness and fairness of all historical financial and other information which was either publicly available or furnished to us by the DII Group and Orbit. Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange Ratio to the stockholders of Orbit and does not address Orbit's underlying business decision to engage in the Merger. Our opinion does not constitute a recommendation to any stockholder of Orbit as to how such stockholder should vote on the proposed Merger.

     We are expressing no opinion as to what the value of DII Group Common Stock will be when issued to the stockholders of Orbit pursuant to the Merger or the prices at which DII Group Common Stock will actually trade at any time.

     In the ordinary course of our business, we may actively trade the equity securities of Orbit or the DII Group for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we have previously provided investment banking services to the DII Group on matters unrelated to the Merger.

     This letter and the opinion expressed herein are for the benefit of the Board of Directors of Orbit and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof the Exchange Ratio is fair to the stockholders of Orbit from a financial point of view.

                                          Very truly yours,


                                          /s/  NEEDHAM & COMPANY, INC.


                                          --------------------------------------

                                          NEEDHAM & COMPANY, INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duties. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Section 145 of the DGCL provides that a corporation may indemnify any person, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. The Restated Bylaws of the Company provide for indemnification of the officers and directors to the fullest extent permitted by the DGCL. In addition, the Company maintains officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed herewith or incorporated herein by reference:


        EXHIBIT NO.                              DESCRIPTION OF EXHIBIT
        -----------     ------------------------------------------------------------------------
           2.1          Agreement and Plan of Merger by and among The DII Group, Inc., DII
                        Merger Corp. and Orbit Semiconductor, Inc., dated as of June 9, 1996
                        (included as Annex A to the Joint Proxy Statement/Prospectus contained in this Registration Statement)
           4.1          Indenture, dated as of October 11, 1995 between the Registrant and The
                        Chase Manhattan Bank, N.A., as trustee (incorporated by reference to
                        Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the
                        quarter ended September 30, 1995, File No. 0-21374)
           4.2          Registration Agreement, dated as of October 5, 1995 between the
                        Registrant and Salomon Brothers Inc as the initial purchaser
                        (incorporated by reference to Exhibit 4.3 of the Registrant's Quarterly
                        Report on Form 10-Q for the quarter ended September 30, 1995, File No.
                        0-21374)
           5.1          Opinion of Curtis, Mallet-Prevost, Colt & Mosle

        EXHIBIT NO.                              DESCRIPTION OF EXHIBIT
        -----------     ------------------------------------------------------------------------
           8.1          Opinion of Curtis, Mallet-Prevost, Colt & Mosle
           8.2          Opinion of Battle Fowler LLP
          23.1          Consent of Curtis, Mallet-Prevost, Colt & Mosle (included as part of its opinions filed as exhibit 5.1 and exhibit 8.1 hereto)
          23.2          Consent of Battle Fowler LLP (included as part of its opinion filed as exhibit 8.2 hereto)
          23.3          Consent of KPMG Peat Marwick LLP
          23.4          Consent of Deloitte & Touche LLP
          23.5          Consent of Salomon Brothers Inc
          23.6          Consent of Needham & Company, Inc.
         *24.1          Powers of Attorney (included on signature pages)
          99.1          Form of Proxy for Special Meeting of the Stockholders of the DII Group
          99.2          Form of Proxy for Special Meeting of the Stockholders of Orbit
          99.3          Consent of Gary P. Kennedy


- ---------------


* Previously filed.


ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Niwot, State of Colorado, on the 22nd day of July, 1996.


                                          The DII Group, Inc.

                                          By: /s/ CARL R. VERTUCA, JR.
                                            ------------------------------------
                                            Name: Carl R. Vertuca, Jr.
                                           Title: Senior Vice President and
                                                    Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                TITLE                     DATE
- -----------------------------------------------  ----------------------------
             /s/  RONALD R. BUDACZ               Chairman and Chief Executive     July 22, 1996
- -----------------------------------------------             Officer
               Ronald R. Budacz

           /s/  CARL R. VERTUCA, JR.                Director, Senior Vice         July 22, 1996
- -----------------------------------------------       President and Chief
             Carl R. Vertuca, Jr.                      Financial Officer
                                                     (Principal Financial
                                                            Officer)

             /s/  THOMAS J. SMACH                Vice President - Finance and     July 22, 1996
- -----------------------------------------------       Corporate Controller
                Thomas J. Smach

                         *                                 Director               July 22, 1996
- -----------------------------------------------
               Robert L. Brueck

                         *                                 Director               July 22, 1996
- -----------------------------------------------
                Lewis E. Burns

                         *                                 Director               July 22, 1996
- -----------------------------------------------
                Gary L. Roubos

                         *                                 Director               July 22, 1996
- -----------------------------------------------
          Gerard T. Wrixon, Msc. Phd.

                         *                                 Director               July 22, 1996
- -----------------------------------------------
              Alexander W. Young

*By:   /s/ CARL R. VERTUCA, JR.
    -------------------------------------------
           Carl R. Vertuca, Jr.
             Attorney-In-Fact

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                             DESCRIPTION OF EXHIBIT                                PAGE
- ------   --------------------------------------------------------------------------  ------------
  2.1    Agreement and Plan of Merger by and among The DII Group, Inc., DII Merger
         Corp. and Orbit Semiconductor, Inc., dated as of June 9, 1996 (included as
         Annex A to the Joint Proxy Statement/Prospectus contained in this
         Registration Statement)...................................................
  4.1    Indenture, dated as of October 11, 1995 between the Registrant and The
         Chase Manhattan Bank, N.A., as trustee (incorporated by reference to
         Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the
         quarter ended September 30, 1995, File No. 0-21374).......................
  4.2    Registration Agreement, dated as of October 5, 1995 between the Registrant and Salomon Brothers Inc, as the initial purchaser (incorporated by reference to Exhibit 4.3 of the Registrant's Quarterly Report on Form 10-Q
         for the quarter ended September 30, 1995, File No. 0-21374)...............
  5.1    Opinion of Curtis, Mallet-Prevost, Colt & Mosle...........................
  8.1    Opinion of Curtis, Mallet-Prevost, Colt & Mosle...........................
  8.2    Opinion of Battle Fowler LLP..............................................
 23.1    Consent of Curtis, Mallet-Prevost, Colt & Mosle (included as part of its opinions filed as exhibit 5.1 and exhibit 8.1 hereto).....................
 23.2    Consent of Battle Fowler LLP (included as part of its opinion filed as exhibit 8.2 hereto).......................................................
 23.3    Consent of KPMG Peat Marwick LLP..........................................
 23.4    Consent of Deloitte & Touche LLP..........................................
 23.5    Consent of Salomon Brothers Inc...........................................
 23.6    Consent of Needham & Company, Inc.........................................
*24.1    Powers of Attorney (included on signature pages)..........................
 99.1    Form of Proxy for Special Meeting of the Stockholders of the DII Group....
 99.2    Form of Proxy for Special Meeting of the Stockholders of Orbit............
99.3..   Consent of Gary P. Kennedy................................................


- ---------------

* Previously filed.